9/9

08004854

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ultra Electronics Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 15 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 34976   FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 9/11/08

2830397

mission critical...

ARIS
12-31-07

07

...superior performance

Ultra at a Glance

Why Ultra is different

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth, achieving 18% compound annual growth of total shareholder return since flotation in 1996

Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors By applying these differentiated solutions to a wide range of platforms and programmes, Ultra has built an exceptionally broad range of niche market positions Ultra offers support to its customers through the design, delivery and support phases of a programme Ultra businesses have a high degree of operational autonomy so that they may provide exceptionally agile and responsive support to customers and partners

Ultra's independence allows it to work with all the world's major defence, aerospace and civil prime contractors

The major market sectors in which Ultra operates are
battlespace IT systems and equipment • sonar systems • equipment for civil and military aircraft • specialist equipment for defence applications • specialist civil systems and equipment

Operationally, the Group is organised into three divisions

	Aircraft & Vehicle Systems	**Information & Power Systems**	**Tactical & Sonar Systems**
Major activities	Airframe ice protection systems Active noise and vibration control Aircraft system electronics Aircraft system test equipment High integrity data bus network nodes Armoured vehicle electronic systems Collaborative working environment solutions Crisis information management systems High integrity software and systems HPPAG airborne compressors Specialist pneumatic sub systems Human/machine interface equipment Manned and unmanned vehicle control equipment, Remote weapon station control equipment Rugged aircraft harness systems	Airport information management systems Airport wide systems integration Land mine countermeasure systems Combat systems Command control and information systems Nuclear reactor control and instrumentation Nucleonic sensors Data fusion systems Local situational awareness systems ID card printers Radar and electro-optic systems Surveillance and tracking systems Naval power conversion Gas turbine electric start and regeneration systems Signature measurement and control systems for naval vessels Transit system power conversion and controls	Acoustic countermeasure systems Airborne anti submarine warfare systems Autonomous underwater surveillance systems Airborne targeting pods Communications network interfacing equipment Cryptographic equipment Data link communication systems Loitering munition systems Radio communication systems Sea mine disposal systems Secure video conferencing systems Sonar systems Sonobuoys Submarine tactical communication systems Tactical radio systems Torpedo defence systems Underwater acoustic countermeasures Voice and data communication systems
Businesses	Controls* Datel* Electrics* Measurement Systems Inc • Precision Air Systems*	Advanced Tactical Systems• Airport Systems* Command & Control Systems* EMS• Manufacturing & Card Systems* PMES* SML Technologies*	Audiopack• Criticom• DNE Technologies• Flightline Systems• Maritime Systems• Ocean Systems• Sonar & Communication Systems* Tactical Communication Systems UnderSea Sensor Systems Inc•
Number of employees	712	1 111	1 216
Major customers	BAE Systems Boeing Bombardier Cobham EADS Finmeccanica General Dynamics UK MoD United Technologies US DoD	BAA BAE Systems British Energy BP EADS General Dynamics Lockheed Martin Rolls Royce UK MoD US DoD	Australian DoD Avon BAE Systems Boeing Canadian DND Cubic Korean DoD Scott UK MoD US DoD
Revenue	**£100.0m 24%**	**£126.6m 31%**	**£186.8m 45%**



(2006 £93 9m)



(2006 £120 5m)



(2006 £162 6m)

• Businesses in North America
* Businesses in the United Kingdom

Cautionary Statement

This document contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated

Financial Highlights

Revenue £m

£412.9m
(2006 £377 0m)



284 4
310 7
342 4
377 0
412 9
2003
2004
2005
2006
2007

+10%

Operating profit* £m

£62.9m
(2006 £57 5m)



37 5
43 3
51 1
57 5
62 9
2003
2004
2005
2006
2007

+9%

Profit before tax* £m

£61.1m
(2006 £54 9m)



34 4
40 1
47 4
54 9
61 1
2003
2004
2005
2006
2007

+11%

Earnings per share* pence

65.4p
(2006 58 4p)



38 2
43 7
50 7
58 4
65 4
2003
2004
2005
2006
2007

+12%

Dividend per share pence

21.2p
(2006 18 5p)



12 3
13 8
15 9
18 5
21 2
2003
2004
2005
2006
2007

+15%

***see footnote**

Footnote

Throughout this document, the terms headline operating profit, headline profit before tax and headline earnings per share have the same meaning as, and are used interchangeably with operating profit*, profit before tax* and earnings per share* respectively

headline operating profit*, operating profit* and **operating margin*** are before amortisation of intangibles arising on acquisition IFRS profit from operations £59 0m (2006 £53 9m) See Note 2 for reconciliation

headline profit before tax and earnings per share* are before amortisation of intangibles arising on acquisition and fair value movement on derivatives IFRS profit before tax £56 6m (2006 £55 0m) See Note 2 for reconciliation

operating cash flow* is cash generated by operations less net capital expenditure, R&D and LTIP share purchases

cash conversion* is cash generated by operations, less net capital expenditure R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition

net debt* comprises bank overdrafts and loans less cash and cash equivalents

Contents

Introduction
01 Financial highlights
02 Chairman's statement

Chief Executive's report
03 Ultra's objectives
04 Ultra's strategies to achieve the Group's objective
06 Key performance indicators
07 Ultra and its strategic positioning in growing niche markets
14 Ultra's performance in 2007
16 Operational review
18 Influences on the Group's long-term value
22 Financial position of Ultra
25 Corporate responsibility

Corporate governance
28 Board of Directors
30 Executives and advisors
31 Directors' report
33 Corporate governance
37 Remuneration report

Financials – Group
44 Independent auditors report – Group
46 Consolidated income statement
47 Consolidated balance sheet
48 Consolidated cash flow statement
48 Consolidated statement of recognised income and expense
49 Notes to accounts – Group
73 Statement of accounting policies in respect of the Group's consolidated financial statements

Financials – Company
79 Independent auditors report – Company
81 Company balance sheet
82 Notes to accounts – Company
86 Statement of accounting policies for the Company accounts

Shareholders
88 Shareholder analysis
89 Five Year Review

Chairman's statement

Total dividend per share

15% growth

21.2p (2006 18 5p)

Dr Julian Blogh, Chairman

Dear shareholder

I am pleased to report that 2007 has been another good year for Ultra Your company has continued to benefit from its long-term focus on gaining strong market positions through being a niche supplier of electronic systems, products and services in growing sectors within the defence and aerospace markets In many instances, Ultra's systems equipment or services are mission-critical for the platform to which they contribute

The Group increased profit before tax* by 11% and generated an operating cash flow* of £52 million whilst investing more in new markets, technologies, products and capabilities As a result of this performance we are proposing to increase the total dividend per share by 15% to 21 2p This is in line with the Group's policy of maintaining dividend cover at about three times

Most importantly, the year has also seen us make good progress towards the Board s main objective of delivering superior performance to shareholders, as measured through total shareholder return In terms of total shareholder return, Ultra outperformed the FTSE 250 index as a whole again in 2007, as it has done over the last five years

The resilience of Ultra's superior financial performance is derived from the Group s broad mix of activities within its twenty one businesses with no single programme contributing more than 5% of revenue in any year As an independent company Ultra is able subject to appropriate approvals, to provide its niche solutions to all of the free world s defence prime contractors The Group's structure of three divisions with individual businesses addressing specific niche areas under the control of empowered management teams enables it to operate in a flexible and agile way By constantly pursuing product and process innovation, Ultra's businesses are in a strong position to provide and deliver differentiated products, services and solutions to meet customer requirements Consequently, the Group has established and sustains leadership positions in niche markets where its technological innovation creates a clear competitive advantage

Ultra has a robust annual strategic review process Each year, a rolling five year plan is reviewed and refreshed At the core of this review process is the need to ensure we are maximising long-term value for shareholders while acting responsibly

The Board has an evaluation process in which the effectiveness of the Board, its subcommittees and each individual Director are assessed over a rolling two year period In 2007 the effectiveness of the individual Directors was reviewed with the assistance of an external consultant

With regard to the new Transparency Directive all companies have to produce Interim Management Statements We will be doing this but will not be moving to quarterly reporting The Board believes that the financial return derived from pursuing the Group s strategy is only evident over a longer time frame

At the centre of Ultra's success are its employees and on behalf of the Board I thank our people for their hard work and dedication With so much professionalism, commitment and enthusiasm in the Group, talent management is an area where we place great emphasis in order to recruit, retain and develop the skills of staff at all levels of the organisation The investment that we make in our people is vital to equip Ultra to meet the challenges of the future, to ensure that we capitalise on the many opportunities before us to win new business and to continue the development of the Group

In conclusion, your company is in excellent shape and is on course to continue to deliver superior shareholder value Ultra has a broad range of products and services and has a successful track record of winning positions on a wide range of international programmes Combined with healthy market conditions this gives the Board confidence in further progress in 2008

Dr Julian Blogh, Chairman

"The Group has established and sustains leadership positions in niche markets where its technological innovation creates a clear competitive advantage "

*see footnote on page 01

Chief Executive's report
Ultra's objectives

Earnings per share*

12% growth

65.4p (2006 58 4p)

Douglas Caster, Chief Executive

The Board's prime objective continues to be to outperform the market in terms of annual increases in shareholder value by delivering above average increases in earnings and by communicating effectively with shareholders and the financial community generally

The superior financial performance that is required in order to meet the above objective will be derived from the successful execution of competitive strategies implemented by each of Ultra's businesses, augmented by the delivery of a value-adding Group corporate strategy The competitive strategies focus on winning in the niche commercial markets in which the Group operates while the corporate strategy covers Ultra s investments in acquisitions and in significant internally funded development programmes

Ultra s track record of delivering above average shareholder returns over the last ten years is summarised in the following graph

Ultra share price (pence) – ten year performance


1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Ultra Electronics Holdings plc
FTSE all share price index
FTSE all share aerospace/defence

Competitive strategy

The resilience of Ultra s financial performance is derived from the Group s broad mix of activities within its twenty one businesses Ultra s ability to combine its niche capabilities enables it to win contracts as a sub-systems integrator for complex systems, often involving a number of different Group businesses Increasingly Ultra teams with international world-class partners to access best of breed' technology The Group undertakes specialist system and sub-system design and integration, again often using the combined expertise of the Group businesses The Group has a reputation for successful programme execution, culminating in innovative solutions utilising differentiated technologies delivered on-time to its customers Ultra s spread of businesses across North America and the United Kingdom also enables it to address specific national requirements where a sovereign operational capability must be maintained

Corporate strategy

Ultra's success is underpinned by its investment strategy Ultra has demonstrated its expertise in identifying investment opportunities that deliver growth, either within existing businesses or by acquiring businesses which complement and broaden the Group s portfolio of products and services During 2007 Ultra invested a total of £69 8m (2006 £35 4m) in acquisitions research and development, capital expenditure and new business development This investment relates to the development of systems on programmes that have been won and also supports the Group s long-term positioning for contracts to be won in the future

To ensure that this investment strategy remains affordable Ultra focuses on delivering a high quality of earnings from its operations Evidence of this quality is the consistently strong cash generation that the Group has achieved Over the last five years the average conversion of operating profit* to operating cash flow* has been 102%

The cash generated from operations is then available to fund acquisitions – Ultra seeks to maintain a broad balance between organic and acquisition growth To date all of Ultra s acquisitions have been funded by free cash flow and despite this the level of net debt* has remained low It is foreseen that the acquisition strategy that has served Ultra well to date will be continued

*see footnote on page 01

Ultra's strategies to achieve the Group's objective

18%

Total shareholder return compound average growth rate since flotation in 1996

16%

Operating profit* growth at constant currencies

Ultra's success has been achieved by positioning its products and services on a broad range of international, long-term platforms and programmes These positions are created by applying strategies to ensure that Ultra's offerings are differentiated from those of the competition in a way that the customer values Focus is sustained on creating and maintaining this differentiation and on continuing to provide innovative solutions to satisfy evolving customer requirements

1 To concentrate on aerospace and defence
The Groups core competencies domain knowledge and market positions give it particular credibility in the aerospace and defence sector worldwide Core competencies include market positioning through a thorough understanding of customers' operational requirements, responding to complex invitations to tender or requests for proposals to capture large contracts, the management of complex development programmes where risks need careful identification and control, manufacturing and aftermarket support over long timescales and the discipline to meet our commitments The strategy is to increase the capability of the Group to allow adjacent market sectors that exhibit growth to be served

2 To be a niche player where the Group has competitive advantage through technology or market position
Within the Group's twenty one businesses over one hundred niches can be identified where the aim is to sustain competitive advantage and achieve a world-leading position The Group values its portfolio of niches since each offering can be defended against competition through barriers to entry resulting in the potential for superior financial performance Furthermore these niches provide a high level of resilience for the Group in the face of technological changes or funding cut backs This wide spread gives the Group low dependency on any single programme or platform

3 To offer a through-life product and service portfolio that includes systems, sub-systems, products and components
The Group values any position within the supply chain that is held by any particular niche Frequently, more attractive margins can be generated by providing components than by supplying entire systems Where the Group has a number of complementary niches, it does combine these to offer sub-systems, systems and through-life management solutions to customer requirements Generally however Ultra prefers to retain a leading niche position rather than constantly pursue the supply of systems with the hope of higher added value The scope of Ultra's offering is determined after a rigorous strategic review

*see footnote on page 01

Operating margin*

15.2% (2006 15 3%)

Operating cash conversion*

83% (2006 98%)

4 To grow organically and by acquisition

Each Ultra business has a contribution to make to the organic growth of the Group as well as identifying well matched acquisition targets To ensure that organic growth is achieved, businesses produce annual five-year strategic plans that target specific opportunities The focus on cash generation is a key driver to the affordability of suitable acquisitions to augment the Group's growth rate The Group's acquisition strategy is summarised as being the pursuit of bolt-on or bolt-in acquisitions that

- are defence or aerospace based,
- are in a growth market sector,
- augment a current niche, or
- add a new, related niche, or
- widen Ultra's geographic reach

The ideal size of acquisitions, as measured by annual revenue, is currently about £30m to £70m for bolt-ons and up to £15m for bolt-ins 'Organisation transforming' acquisitions are unlikely owing to the risk profile of acquisitions The Group will seek to maintain a robust portfolio of niche activities

5 To have an efficient organisation with committed and competent people

Ultra seeks to maximise efficiency throughout its organisation The levels of commitment and competency of business management teams is continuously assessed through strategic, budget, organisation and succession and regular business performance reviews The Group places a high degree of trust in and has high expectations of, its senior staff and supports their development and improvement activities Ultra empowers management teams to run their respective businesses to deliver agreed strategies, meet budgets and continuously develop their people Ultra constantly develops its people and structure through a rigorous, annual organisation and succession planning process Specific personalised training programmes are identified and provided as necessary and good performance is rewarded through career development, bonuses and share options

6 To be an excellent and strategic supplier to our customers

Having established an initial relationship with customers by offering innovative solutions businesses are expected to maximise these positions for the long term This is achieved by nurturing relationships through sustained on-time delivery of high quality products and services Businesses often create strategic relationships rather than arms-length customer supplier relationships by offering long-term support or through-life solutions Many of the Group's niche offerings involve the design and supply of complex products and services which are typically safety or performance-critical in their application This creates a dependency from the customers' perspective and encourages a long-term strategic relationship where Ultra's businesses become part of the customers' extended enterprises, to mutual benefit

7 To gain competitive advantage by internal and external teaming

Teaming, internally within the Group or externally with other companies, broadens offerings by combining niche products or linking domain knowledge It attains competitive advantage by accessing off-the-shelf technology at lower cost allowing timely delivery while avoiding expensive development costs and high project risk Increasingly, Ultra teams with international world-class partners to access 'best of breed' technology and undertakes specialist system and sub-system design and integration, ensuring sovereign operational independence where required

8 To meet our commitments

Ultra has built a reputation of meeting its commitments This reputation is not only based on businesses meeting their obligations but also by establishing a culture within the Group which is based on this principle Ultra believes that this reputation is one of its defining and most valuable characteristics Behaving in this way fosters long-term relationships

*see footnote on page 01

Key Performance Indicators

Performance indicator	Definition	2007 result	2006 result
1 Revenue growth	Growth in total Group revenue compared to the prior year	**10%**	10%
2 Profit growth	Growth in Group profit before tax, amortisation of intangibles arising on acquisition and fair value movement on derivatives compared to the prior year	**11%**	16%
3 Order book visibility	Order cover for next financial year as percentage of market consensus sales forecast for the year	**67% cover on consensus forecast 2008 sales of £439m**	60% cover on actual 2007 sales of £413m
4 Growth in earnings per share over a three year period	Annual average growth in earnings per share before amortisation of intangibles arising on acquisition and fair value movement on derivatives calculated over a rolling three year period	**14%**	15%
5 Cash conversion	Net cash from operating activities less net purchases of property plant and equipment, less expenditure on product development and LTIP purchases, expressed as a percentage of profit from operations before amortisation of intangibles arising on acquisition	**83%**	98%
6 Interest cover	The ratio of profit from operations before amortisation of intangibles arising on acquisition to finance costs associated with bank borrowings	**29 times**	22 times
7 Relative total shareholder return	Annual total shareholder return (capital growth plus dividends paid assuming dividends reinvested) over a rolling five year period compared to the FTSE 250 index	**+4% per annum**	+9% per annum

The indicators shown above have been identified by the Directors as giving the best overall indication of the Group's long-term success **Revenue growth** gives a quantified indication of the rate at which the Group's business activity is expanding A satisfactory **profit growth** trend confirms that additional revenue is being gained without profit margins being compromised It also indicates that acquisitions are value-enhancing **Order book visibility**, based upon expected sales during the year to come gives the Board confidence as to the achievement of future growth forecasts A key objective of the Board is to increase **earnings per share*** at a faster rate than other similar quoted companies in the UK If successful this should ensure that investors will continue to hold Ultra's shares rather than those of its peers The Directors aim to manage the Group so that it continues to generate high levels of cash which can then be reinvested in the business in the form of acquisitions Ultra uses **operating cash conversion*** as a simple yet reliable measure of cash generation which represents the major element of the Group's short-term incentive bonus scheme Whilst free cash will continue to fund Ultra's expansion by acquisition, it is important to ensure that the balance sheet remains sufficiently strong and that the cost of carrying additional debt does not become too high **Interest cover** is a reliable indicator of balance sheet strength Finally, it remains the overriding objective of the Directors to provide shareholders with a long-term return on their investment in Ultra that exceeds that of other potential equity investments with a similar risk profile **Total shareholder return** is a suitable measure as compared to the overall population of FTSE 250 companies

*see footnote on page 01

Ultra and its strategic positioning in growing niche markets

Revenue by sector


Battlespace IT 32%
Sonar 21%
Civil equipment 16%
Defence equipment 12%
Civil aircraft equipment 9%
Military aircraft equipment 10%

Revenue by region


United Kingdom 42%
North America 42%
Mainland Europe 10%
Rest of world 6%

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors The Group has over one hundred distinct market or technology niches within its twenty one businesses The diversity of niches enables Ultra to contribute to a large number of defence aerospace and civil platforms and programmes and provides resilience to the Group's financial performance Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions As a result of such positioning Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group

Ultra offers support to its customers through the design delivery and support phases of a programme Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy

Across the Group's three divisions, the major market sectors in which Ultra operates are

- **battlespace IT**, summarised as being the systems and equipment that allow coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy This information superiority underpins rapid decision making which together with effective command control and communications translates into military superiority The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or network-enabled capability' that are seen as transformational in the capability to win future battles Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates
- **sonar systems** expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace These include integrated ship and submarine sonar systems persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems The fact that over forty countries have, between them, more than four hundred highly capable stealthy submarines is continuing to focus expenditure in this sector
- **civil and military aircraft equipment** Ultra provides specialist sub-systems and equipment for military and civil aircraft The main military aircraft programmes on which Ultra equipment is fitted continue to have political support underpinned by consistent financial commitment For civil aircraft record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term
- **specialist defence equipment** including power conversion and signature systems for naval ships and submarines Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector for which there is continuing commitment to new platforms and the upgrade of existing boats Ultra also supplies advanced sub systems for modern armoured vehicles including those for electrical power management indirect vision and weapon control The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets
- **specialist civil systems and equipment** including Ultra's advanced airport IT solutions Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure Ultra supplies trackside power equipment for rail transit systems for which demand continues driven by the need to expand and upgrade rail networks The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit

*see footnote on page 01

Aircraft & Vehicle Systems

16.1%

operating margin* for Aircraft & Vehicle Systems

(2006 14 1%)

mission critical…
…superior performance

high integrity

Ultra provides advanced mission-critical systems for modern armoured vehicles The crews of the Mastiff vehicles delivered to the British Army in 2007 can operate 'under armour' using Ultra's all-round indirect vision system. US Army vehicles are being fitted with self defence weapons that are remotely operated using Ultra's innovative, intuitive hand-held controllers

Ultra continues to invest its resources in developing mission-critical systems for the world's largest new aircraft programmes – the Boeing 787 Dreamliner civil aircraft the F-35 Joint Strike Fighter and the Airbus A400M military transporter System deliveries to support these development programmes were made by Ultra in 2007

The control system for the UK AWE s new Orion advanced high power laser used to investigate nuclear effects is undoubtedly mission-critical In 2007 Ultra was selected by the AWE to design a control system using high integrity software

Information & Power Systems

21%

increase in order book value for Information & Power Systems

mission critical...
...superior performance

powerful solutions

Ultra delivers its range of innovative electrical power control solutions to a broad range of civil and military customers Ultra also supplies safety-critical control systems for nuclear reactors Ultra's trackside power supplies are part of the upgrade of London's rail transit system in preparation for the 2012 Olympics

Ultra's ADSI® system provides military information superiority by fusing data from a variety of tactical sources to provide a coherent, local airspace picture, showing friendly and hostile elements A new, enhanced, user-friendly interface makes the system even easier to use

The smooth throughput of passengers at busy modern airports must be maintained at all times Airport IT systems that support this are mission-critical and so must be highly resilient Airports around the world increasingly turn to Ultra to provide advanced, integrated IT solutions that will not let them down

Tactical & Sonar Systems

15%

revenue growth for Tactical & Sonar Systems

mission critical...
...superior performance

highly capable

When the challenge is to find small but highly capable, stealthy submarines in noisy coastal waters, Ultra systems provide superior performance Ultra supplies key elements of the mission systems on the world's most modern submarine-hunter aircraft Ultra's technology is also being used in persistent, underwater, deployed sensing systems

The ability to find small mobile targets on the ground and to designate them for attack is critical to the mission of Royal Air Force Tornado aircraft flying in current operations in Iraq and Afghanistan Ultra fitted the aircraft with an advanced targeting pod that greatly improved their mission capability

Ultra's high capacity line of-sight radios form the backbone of a modern army's deployed tactical communications network The radios now have enhanced operational flexibility through being fully software controlled as well as being able to transmit the higher volumes of information required in current and future operations

Ultra's performance in 2007

£69.8m

investment by Ultra in acquisitions, new business development and facilities

(2006 £35 4m)

£621m

order book value at the end of 2007

"At the end of 2007 the Group's order book was valued at the record level of £621 0m, an increase of 6.4% over the value at the same time last year and an increase of 24.0% over the last two years "

Ultra's 2007 results

Ultra made further progress in the year achieving good revenue and profit growth despite the continuing currency headwind The resilience of Ultra's performance in the year reflected the Group s broad portfolio and spread of niche market positions Margins were maintained after funding an increased investment in systems for new platforms that will support further growth of the Group Contributions were made by the small acquisitions completed in 2006 and the further four acquisitions made in 2007 two of which were acquired so late in the year that they only made a small impact Ultra s continuing success in winning new business on a broad range of international programmes resulted in a record order book of £621m at the year-end

Group results

Revenue increased to £412 9m, a rise of 10% over the prior year of which 7% was organic At constant currencies the growth would have been 13% of which 10% would have been organic The operating margin* was almost unchanged at 15 2% despite the exchange rate impact and the higher level of investment in development programmes for new products As a result operating profit* grew by 9% to £62 9m (2006 £57 5m) Net interest payable was 31% lower at £1 8m (2006 £2 6m) due mainly to lower borrowings through the year so that profit before tax* increased by 11% to £61 1m (2006 £54 9m) This was despite a £3 9m negative currency impact reflecting the weaker exchange rates that were used to translate the results of Ultra's subsidiaries in the USA and Canada into sterling and in converting US dollar receipts into local currency in Canada and the UK At constant currencies operating profit* growth would have been 16%

The effective tax rate for the Group decreased to 27 1% (2006 28 0%) reflecting the tax benefits of recent acquisitions in the US and an associated increase in borrowings in that country This resulted in earnings per share* growth of 12% to 65 4p (2006 58 4p)

Operating cash flow* was again strong at £52 2m (2006 £56 5m) The conversion of operating profit* to operating cash flow* in the year was 83% Over the last five years, the Group s average cash conversion* has been 102% reflecting the high quality of Ultra s earnings and effective management of working capital Net debt*

*see footnote on page 01

13%

revenue growth at constant currencies

102%

Ultra's average operating cash conversion* over the last five years

Chief Executive's report

at the year-end was £14 2m (2006 £7 2m) after funding a cash investment of £69 8m in the year (2006 £35 4m) Of this amount, £31 0m (2006 £7 8m) after expenses was spent on acquisitions, £30 2m (2006 £22 9m) on new product and business development and a further £8 6m (2006 £4 8m) on new fixed assets This investment of Ultra's funds was supplemented by further funding from customers for dedicated product development activities In 2007 this amounted to £74 8m (2006 £69 4m) and so, in total, spending on new product and business development was equivalent to more than 25% of Group revenues (2006 24%)

At the end of 2007 the Group's order book was valued at the record level of £621 0m, an increase of 6% over the value at the same time last year and an increase of 24% over the last two years This order book maintains historic levels of firm order cover for the coming year and so provides the Group s customary level of forward visibility

Acquisitions

Ultra made four acquisitions in 2007, Criticom Telemus, Atkins and BCF Designs They all have strong positions in growing niche markets that are typical of Ultra businesses and have enhanced the Group's portfolio of offerings The total cash consideration for these acquisitions was £31 0m including expenses, financed largely using Ultra's cash resources

- Criticom is a business employing 40 people, based in Maryland USA It designs supplies and supports custom secure and non-secure video conferencing solutions The systems can include embedded high grade encryption devices and are sold into the defence federal state and local government sectors Criticom is a standalone business within the Group's Tactical & Sonar Systems division
- Telemus employs 11 people and is based in Ontario, Canada It provides specialist electronic warfare and surveillance equipment and has sold its products and systems in Canada, Asia and Europe In view of its small size Telemus has been bolted into Ultra s Tactical Communication Systems business within the Group's Tactical & Sonar Systems division
- Atkins is a UK business employing 8 staff specialising in the supply of software solutions for emergency planning command & control crisis & incident management and computer based training & briefing Atkins s customer base includes the UK MoD central government police and other emergency services Atkins has been bolted into Ultra s Datel business in the Group s Aircraft & Vehicle Systems division
- BCF Designs employs 40 people in the UK and 4 in the US It specialises in the design and production of electronic testing solutions for the military and civil aircraft systems Its customers include the UK MoD the US DoD and many other defence agencies worldwide together with commercial customers such as Boeing Lockheed Martin and BAE Systems BCF Designs has been bolted into Ultra s Electrics business which is also in the Group's Aircraft & Vehicle Systems division

*see footnote on page 01

Operational review

In 2007, Ultra delivered flight-worthy equipment for Boeing s 787 aircraft programme

Ultra sold an increased number of HiPPAG airborne compressors to the US Navy in 2007

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 6% to £100 0m compared to £93 9m in 2006 and operating profit* increased 22% to £16 1m (2006 £13 2m) These results include a contribution from Atkins and BCF Designs both acquired late in the year The division's order book at the end of the period was £181 6m (2006 £176 9m)

Revenue growth continued to be driven by the buoyant civil aerospace market and by customer-funded development programmes In addition to sales of landing gear computers and noise cancellation systems for civil aircraft, the division benefited from good sales of specialist equipment for military aircraft programmes, especially the HiPPAG airborne compressor There was continuing demand for systems and equipment that help improve the mobility and survivability of armoured vehicles being used in expeditionary operations including specialist hand controls for vehicle-mounted, remotely controlled weapon stations in the US

In spite of adverse currency effects and continuing investment in new aircraft systems, operating profit* growth for the division reflected increased sales of HiPPAG the benefit of having integrated Polyflex in 2006 and higher sales of specialist hand controls

Highlights of the division's performance in the year that will underpin continuing growth in future years included

- delivery of flightworthy wing ice protection equipment for Boeing's new 787 aircraft together with systems for use in the avionics validation and integration rigs Ultra's system also successfully completed a challenging set of tests that constitute a major milestone in the airworthiness qualification process of the equipment
- delivery of a functioning ice protection system meeting an interim design standard for the Pratt & Whitney F-135 engine on the new F-35 Joint Strike Fighter aircraft Ultra was also selected in the year to adapt this system to provide ice protection for the lift fan that is required for the short take-off vertical landing variant of the aircraft Separately, Ultra's airborne HiPPAG compressor passed the necessary stringent environmental qualification tests for its role in the weapons ejection systems of the Joint Strike Fighter
- successful entry into service of Ultra s innovative vision system for the British Army's new Mastiff armoured vehicle delivered to Afghanistan and Iraq in response to an urgent operational requirement Ultra s equipment allows improved usage of the vehicles in day and night operations

Information & Power Systems

Revenue in Information & Power Systems grew by 5% to £126 6m compared to £120 5m in the previous year Operating profit* was £19 6m (2006 £19 3m) The order book at the end of the period had increased by 21% to £133 6m (2006 £110 2m) reflecting increased demand for Ultra's specialist power control equipment for both defence and transit system applications

Revenue continued to benefit from strong growth in airport IT systems and increased demand for a range of command & control systems including specialist border and harbour surveillance As predicted sales in 2007 of Ultra s higher margin ADSI systems reduced to a more normal level following the exceptionally strong demand in 2006 driven by operations in Afghanistan and Iraq Revenue also benefited from sales of specialist electrical power equipment, including high integrity rod control' systems that manage the activity levels of Rolls-Royce submarine nuclear reactors

Operating profit* grew broadly in line with the revenues of the division, with the growth achieved by most businesses being offset by the lower level of profit from ADSI system sales In particular sales of specialist power equipment and strong demand for identity card printers helped this profit growth The Group s continuing focus on cost control contributed to the operational performance of several businesses

Features of the division s performance in the year that will underpin continuing future growth included

- increased development activity for Rolls-Royce on a replacement high integrity control and instrumentation system for submarine nuclear reactors In the year, initial contract cover for the production phase of the programme was received
- selection by VT Shipbuilding to supply an integrated combat and surveillance system for three armed 90m ships with sophisticated radar and electro-optical target tracking and fire control capabilities for the Trinidad & Tobago government

*see footnote on page 01

Demand for Ultra's trackside power equipment for London's transport infrastructure helped drive the 21% increase in the order book for Information & Power Systems

Ultra delivered the SeaFox mine disposal system to the Royal Navy fleet in 2007

This is Ultra s first contract for a modular system that addresses the growing market for advanced offshore patrol vessels of this class

- significant contract awards for Ultra's innovative transit system trackside power solutions These included an initial contract to supply equipment for London s overground train network which is being upgraded in time for the 2012 Olympics

Tactical & Sonar Systems

Revenue in Tactical & Sonar Systems increased by 15% to £186 3m (2006 £162 6m) and operating profit* rose 9% to £27 2m (2006 £25 0m) These results include the contributions from Criticom and Telemus, both acquired mid-year The closing order book of £305 8m (2006 £296 5m) reflected strong demand from the US Army for tactical radio systems

Revenue growth was driven by further sales of airborne targeting pods for UK Tornado aircraft and strong demand for battlespace IT products notably tactical radios and network interfacing equipment for the US DoD In both instances, the need to improve the capability of armed forces in current operations focused customer demand Revenue also benefited from initial work on a technology demonstration for a new 'loitering munition' to provide precision attack capability at long range for the British Army Delivery of Ultra's new sea mine disposal systems to the Royal Navy partially compensated for the reduction in sales of torpedo defence systems as that programme transitioned to its support phase during 2007

The operating margin* reduced following the completion, in 2006, of the production phase of the UK torpedo defence system contract Investment continued in 2007 in redesigning Ultra s complete range of firefighter voice communications products to ensure compliance with updated national standards that became effective late in the year Operating profit* benefited from improved margins on sales of sonobuoys from Ultra's US business The operating margin* was also improved by an increase in sales of battlespace IT equipment especially a new, higher capacity tactical radio for the US Army

Growth in future years will be underpinned as a result of the following events in 2007

- the award of a contract relating to the supply of upgraded secure communications systems for the UK s Tornado GR4 aircraft fleet There is potential for a through-life support contract for this equipment and for exports to other users of the Tornado aircraft
- the receipt of a contract from the UK MoD to demonstrate a new submarine hunting system known as 'multi-static active which will greatly improve the ability to detect stealthy small but highly capable submarines Ultra is also involved in programmes to improve anti-submarine warfare capabilities in the US
- the award of an initial production contract by the US DoD for the KG-40AR cryptographic system which provides encryption for tactical data links used by NATO and coalition forces Further production phases are planned for the KG-40AR a modern replacement for an obsolete system of which many are still in service

*see footnote on page 01

Influences on the Group's long-term value

The US Navy is procuring over 240 anti-submarine warfare helicopters for which Ultra is supplying specialist mission equipment

Ultra is demonstrating how unmanned air vehicles can be used to attack time-critical targets at long range cost effectively

Market trends likely to impact future prospects

Whilst budgets have continued to rise over recent years in Ultra's main defence markets in both the US and UK the continuing costs of peacekeeping operations are straining these defence budgets Nevertheless defence budgets continue to increase in real terms throughout the world

In the US, Ultra's biggest defence market, the defence budget for 2007/8 is over $480 billion to fund the necessary strategic investments to modernise and recapitalise key capabilities in the armed forces That figure does not include the tens-of-billions of dollars in expected costs for US operations in Iraq and Afghanistan The administration funds the Iraq and Afghanistan deployments through separate legislation The President's defence budget request for FY09 totals $515 billion to finance improved readiness through additional training and maintenance and by resetting or re-equipping forces following overseas deployments

Within the US and UK defence budgets expenditure continues to be focused on improving the use of intelligence, on enhancing the ability to deploy forces rapidly and in providing increased protection for personnel Ultra has pursued a strategy through investment in product niches that has positioned the Group to benefit from these trends Moreover, Ultra constantly seeks opportunities to offer new products and services to meet such customer requirements

There is some evidence that the decline in one of Ultra's traditional market sectors, that of Anti-Submarine Warfare (ASW), is bottoming out The US has committed to buying over 100 fixed wing aircraft and over 240 helicopters capable of performing ASW missions The Canadian government is procuring 28 ASW helicopters In Europe, the NH-90 ASW helicopter will shortly enter service as will, eventually, the Nimrod MRA4 aircraft In the short term Ultra is supplying equipment to each of these programmes In the longer term the entry into service of these platforms might be expected to increase the annual consumption and therefore demand for sonobuoys, the acoustic sensors that are used to detect submarines and for which Ultra is the world-leading supplier There is also renewed interest on both sides of the Atlantic in upgrading sonobuoy sensor systems to improve the ability to sanitise coastal waters, where amphibious operations may be mounted from the threat posed by stealthy submarines Ultra is already under contract to develop 'multi-static active' systems to satisfy this requirement

Ultra provides specialist sub systems and equipment for military aircraft The main military aircraft programmes on which Ultra equipment is fitted include the F/A 18 E/F Super Hornet and the F-35 Lightning II Joint Strike Fighter These programmes continue to have political support, underpinned by consistent financial commitment Ultra has production contracts for the second tranche of the Eurofighter Typhoon aircraft as well as firm contracts for the design and delivery of 192 aircraft sets of equipment for the new Airbus A400M military transport aircraft The Group also is positioned on Boeing's Small Diameter Bomb programme which will require over 2 000 bomb racks each of which will contain a HiPPAG compressor

The perceived terrorist threat to individuals and to economically important assets, together with the need to protect borders and coastlines from illegal immigrants and smugglers are driving an increase in global demand for surveillance and enforcement systems a market sector in which Ultra has innovative and cost-effective solutions Ultra's success in winning contracts for combat systems on the ships for Trinidad & Tobago and for border and coastal surveillance systems demonstrate that the Group can continue to benefit from this market

Worldwide there is a move to increase the unmanned element of fighting forces By so doing the cost per platform is reduced as is the risk to personnel from enemy action For Ultra this will reduce demand for specialist Human Machine Interface (HMI) equipment used in cockpits Anticipating this Ultra has positioned its HMI equipment for use on base stations that control the unmanned vehicles Unmanned air vehicles must be controlled using high integrity radio links and Ultra has developed an innovative solution that is being adopted as an international standard Ultra is also demonstrating unmanned air vehicle systems that, in addition to acting as surveillance assets will be able to attack time-critical targets at long range

In civil markets aerospace remains healthy Both Airbus and Boeing, benefiting from aircraft order backlogs equivalent to seven years production, are increasing their build rates which will increase demand for original equipment High aircraft

*see footnote on page 01

Ultra provides innovative hand controls for remotely operated weapons on armoured vehicles

Modern airports around the world rely on Ultra's airport IT solutions

utilisation, driven by greater demand for air travel as a result of growing populations with higher disposable incomes, is also increasing after market spares and repair activity The high price of oil is causing a shift in demand from turbo-jet regional aircraft to more fuel efficient turbo-prop aircraft where Ultra has the opportunity to supply cabin quietening systems Ultra has niche technology offerings that have well established positions on long-term aircraft build programmes that should provide a flywheel effect for Ultra's civil aerospace sales Ultra's newer technology of wing ice protection has achieved a position on the Boeing 787 aircraft which is set to become one of the world's most successful aircraft programmes with firm orders at the end of 2007 for 817 aircraft

The worldwide increase in air travel is also driving investment in infrastructure including airport IT systems Ultra is an internationally competitive supplier of advanced airport IT systems and of integration services The Group continues to win new business all around the world, reflecting the global nature of this market sector Ground transport systems also require continuing investment in regions of high population density, a trend from which Ultra benefits Ultra specialises in the supply of trackside power supplies for mass transit systems In London, preparation for the 2012 Olympic Games is resulting in a high level of investment in the transport infrastructure and Ultra will supply equipment as part of this upgrade programme

In the UK the need to reduce carbon emissions and the strategic need to maintain independence of energy supplies are driving an increasing level of planned investment in civil nuclear power generation This is a market in which Ultra has niche capabilities, both in specialist sensors and, potentially, the supply of high integrity control systems derived from the Group's experience in the provision of the naval equivalents This market includes both the refurbishment and life extension of existing installations and the supply of new power stations

The order book at the end of the year was £621m an increase 6% over the value at the same time last year and an increase of 24% over the last two years The order book, at its closing level continues to provide the Group with good earnings visibility

Resources

Ultra has access to adequate financial and human resources to implement its strategy for the foreseeable future The performance of Ultra is fundamentally driven by the individual and team contributions made by its employees The Group's success in innovating to meet customer needs is based on the broad range of skills and capabilities of employees The availability of appropriately skilled engineers and other specialist staff is finite In this competitive market, Ultra pursues a number of initiatives to give it an advantage over competing employers to attract retain and develop the best people These are described more fully on pages 25 and 26 of this document

An important Group resource is its excellent reputation in the market with its customers All employees strive constantly to ensure that this reputation is upheld The eight Group strategies described on pages 4 and 5 of this document include a focus on being an excellent and strategic supplier and on meeting commitments

Management of risks and uncertainties

Ultra's confidence in its ability to continue to deliver growth is underpinned by a number of key factors The Group has a track record of year-on-year success despite significant volatility in foreign exchange rates and whilst experiencing full market cycles in both the civil aerospace and defence sectors These risks will continue to be mitigated through robust business strategies

About three quarters of Ultra's revenue is from the defence sector A theoretical risk would therefore be a significant worldwide reduction in defence expenditure The overall size of the defence budgets relative to Ultra's annual revenue provides sufficient headroom for the Group's growth to continue Ultra's constant focus has consistently been on ensuring that the Group's businesses operate in a large number of growing niche markets where the Group can create and maintain sustainable competitive advantage and can win business worldwide This specialism and diversity give some protection from budget variations and so provide resilience to Ultra's performance

*see footnote on page 01

Ultra supplies battlespace IT systems and equipment for allied forces engaged in current operations in Iraq and Afghanistan

Ultra is developing a new suite of reactor control and instrumentation equipment for Royal Navy submarines

"The perceived terrorist threat to individuals and to economically important assets, together with the need to protect borders and coastlines from illegal immigrants and smugglers, are driving an increase in global demand for surveillance and enforcement systems, a market sector in which Ultra has innovative and cost-effective solutions Ultra's success in winning contracts for combat systems on the ships for Trinidad & Tobago and for border and coastal surveillance systems demonstrate that the Group can continue to benefit from this market "

Ultras financial performance has not been significantly driven by the current allied operations in Afghanistan and Iraq These operations will be scaled back in the next few years Since Ultra did not benefit materially from the start of these operations it is anticipated that such a withdrawal would not harm the Groups trading position Indeed it might well be an overall benefit to the Group as it may alleviate some of the current pressures on defence budgets

The international spread of Ultra's activities provides resilience to its performance The Group now sells its products and services in over thirty countries worldwide and this has broadened the customer base Ultra also has a transatlantic capability with eleven of its twenty one businesses being in North America and so is exploiting its innovative solutions and operating as a domestic agent on both sides of the Atlantic thereby providing sovereign operational independence of the respective armed forces

Ultra is represented on a significant range of major international programmes and platforms Despite Ultra s growth it remains true that no single programme represents more than 5% of Ultra's revenue in any year The cancellation or curtailment of any single programme is unlikely therefore to have a material adverse impact on the Group

Ultra supplies all elements of the armed forces i e the army navy air force and marines together with first responders such as medical staff and firefighters This customer spread provides an element of risk mitigation In addition, Ultra operates in a number of different distinct market sectors including battlespace IT, sonar military aircraft equipment and military vehicle equipment Again, this reduces the risk of decline in any one market sector materially affecting Ultra s overall performance

Ultra has significant business in the civil sector and this provides useful diversification, often providing an adjacent market in which to exploit complementary skills and technologies Within the civil market, Ultra operates in aerospace, transport and commercial security sectors This spread gives further resilience to Ultra s performance

Ultra s reported financial results are influenced by movements in exchange rates and the overall impact is a combination of currency translation and currency transaction effects The biggest

*see footnote on page 01

Ultra launched in 2007 an improved human-machine interface for its ADSI system of which over 900 are in use worldwide

In 2007 Ultra was awarded a contract for the development of enhanced secure radio communications equipment for the RAF's Tornado aircraft

sensitivity is to the US and Canadian dollars more than half of Ultra's revenue is denominated in these currencies Foreign exchange rate movements continued to impact adversely upon Ultra's profitability in 2007, with the further weakening of the US dollar having the biggest effect The average dollar exchange rates used in the year to translate the sales and operating profits of Ultra's US and Canadian subsidiaries into sterling weakened on average by 8% and 3% respectively The result was a negative translation impact upon revenue of 4% On operating profit* the effect was a reduction of 3% equivalent to £2 2m

With regard to currency transaction risk Ultra has a natural hedge from its geographic split of businesses However some businesses in the UK and Canada also trade in foreign currencies, mainly US dollars When the foreign currency weakens against local currencies this means that turnover suffers from a negative currency transaction effect To reduce the impact, the Group has responded by sourcing a higher proportion of the cost of dollar-denominated products in dollar zones This is in addition to the Group's usual currency hedging arrangements Ultra's policy is to hedge forward its foreign currency trading exposure in order to increase certainty – the typical forward cover is 18-24 months for US dollar-denominated sales in the UK and Canada Exposure to other currencies is hedged as it arises on specific contracts The US dollar hedged rates weakened during 2007, with an overall adverse impact on operating profit* of £1 7m

The lag between the time that foreign exchange contracts are taken out and the time of maturity means that effective hedged rates in 2008 will be even weaker Ultra's effective US$ UK£ rate for 2008 based upon the forward contracts currently in place, is expected to be approximately $1 92, compared to $1 82 in 2007 For the US dollar to Canadian dollar exposure there is expected to be a weakening of 4% in the effective hedged rate for the year to come At this point the negative transaction effect upon profit is expected to be approximately £3 0m more, assuming the same level of underlying trading as in 2007

The industries in which the Group operates continue to experience restructuring, which sometimes results in Ultra's customers themselves becoming more vertically integrated This may increase the incidence of the Group's customers having capabilities that overlap with Ultra's The threat that this otherwise might pose is offset by Ultra's strategy of operating in specific market niches where it has some sustainable differentiation

Ultra's customers aspire to stable or reducing prices for the goods and services that they procure This inevitably leads to cost pressures to which the Group must respond Ultra has a long track record of product innovation, exploiting new lower cost electronics technologies to reduce costs whilst delivering improved performance Additionally operational efficiencies are achieved by working more intelligently, particularly through embracing lean manufacturing and design processes More recently Ultra has made significant progress in sourcing production in low cost economies where this is appropriate given the nature of the products that the Group provides The anticipated cost reductions have been achieved thereby helping protect and improve the Group's operating margins*

Relationships

The diversified nature of Ultra's activities is reflected in the broad range of platforms and programmes in which the Group is involved This diversification extends to customer, supplier and partner relationships Within the major prime contractors Ultra typically supplies products equipment and sub-systems to a range of different platforms and programmes with each one effectively acting as a different customer Given that no single platform or programme represents more than 5% of revenue in any one year, there is therefore no single relationship of such significance that its severance would have a material impact on Ultra's performance or prospects

*see footnote on page 01

Financial position of Ultra

Bank interest cover

29 times

(2006 22 times)

David Jeffcoat, Group Finance Director

Operating cash flow*

Ultra achieved good cash generation in 2007, despite a higher level of expenditure on fixed assets and capitalised product development costs than in the previous year Operating cash inflow in the year, after capital expenditure, capitalised development costs and LTIP share purchases, was £52 2m (2006 £56 5m) This meant that the ratio of cash to operating profit* was 83% still maintaining the rolling five-year average at more than 100% Working capital levels rose by £6 0m (2006 £0 3m reduction) in cash terms with higher inventory the main reason Inventory levels rose at Ultra's tactical military radio business in Montreal Canada, and at the civil aviation equipment business in Greenford UK where production rates of newly introduced products will grow in the first half of 2008 It was encouraging to see trade receivables fall by £6 1m, virtually cancelling out the £6 9m rise in 2006 The most significant reductions were achieved by the HiPPAG airborne compressor business in Gloucester UK and by Sonar & Communication Systems in Greenford, UK Trade payables remained virtually flat, with an increase of just £0 3m, despite the growth in Ultra s activity level The number of days payables outstanding reduced slightly to 53, compared to 54 in 2006 Amounts due to customers on long-term contracts continued the recent trend and recorded a fall of £4 6m (2006 £3 6m) reflecting the change in the profile of Ultra's defence-related activities which typically provide greater opportunities to achieve positive contract cash flows However the net amount owed remained positive once again at £3 1m (2006 £6 1m)

Capital expenditure at £8 6m was significantly higher than in the previous year, when spending on new fixed assets was just £4 8m The major investments in 2007 were made by Tactical Communication Systems in Montreal Canada, which moved to a new larger location to accommodate future growth and by Airport Systems, which installed new systems at Glasgow and Dublin Airports These systems are subject to five-year leases to the airport operators and, as such, remain as fixed assets on the Group's balance sheet

Acquisitions and intangible assets

The Group made four acquisitions in the year Criticom Inc was bought in July for an initial cash consideration before expenses of $28 0m (£13 8m) A further payment of up to $5 0m will be payable in 2008 based upon the operating performance of the business up to June 2008 Management s best current estimate of the additional amount that will be payable is $3 3m (£1 7m) and the costs of acquisition were £0 1m making a total consideration of £15 6m Of this amount, £0 9m was represented by fixed assets and working capital, £9 2m by intangible assets such as patents and intellectual property and the remaining £5 5m by goodwill In November the Group acquired Atkins & Partners Limited for a cash consideration before expenses of £4 4m This total cost was represented by £0 4m of cash, £0 1m of net current liabilities £2 0m associated with intangibles arising on acquisition and £2 1m of goodwill There were no significant fixed assets acquired Another UK based company BCF Designs Limited was bought in November for a cash consideration of £12 5m before expenses of £0 1m This total has been apportioned as £1 3m worth of tangible fixed assets and working capital, intangible assets worth £6 0m and £5 3m of goodwill Finally a small Canadian business, Telemus Inc was acquired in July for £0 3m of which £0 1m was treated as goodwill Typically the intangible assets arising on acquisition will be amortised over a period of ten years The goodwill will not be amortised but will be subject to annual impairment reviews

Product development cash expenditure of £5 5m was capitalised during the year since it was regarded as creating intellectual property that has a significant long-term commercial value The majority of this expenditure was incurred in developing electronic systems for the new Airbus A400M transport aircraft, which is not expected to go into production until 2010 at the earliest Ultra has firm production orders for 192 aircraft and for this reason has confidence that the development expenditure can be recovered once production sales commence The Group also incurred significant development costs last year in carrying out work on two other large new aircraft programmes Boeing s 787 and the F35 Joint Strike Fighter being developed by Lockheed Martin In neither case have substantial production orders been received as yet and for this reason all costs that were incurred in the year were written off directly against profits Certain other development costs were capitalised in the year These related to minor products where there was a high degree of confidence in commercial benefits accruing The typical amortisation period for capitalised development costs is between five and ten years, depending upon the expected commercial life of the products involved

*see footnote on page 01

Net debt* at year-end

£14.2m
(2006 £7 2m)

30 countries

Ultra sells its systems, products and services in more than 30 countries worldwide

Interest and profit before tax*

Financing costs, excluding losses on derivative financial instruments, reduced by £0 9m to £2 9m during 2007 The main reason for this was a lower level of average borrowings during the year Ultra maintains cash on deposit in certain countries and the interest income on these funds fell by £0 4m in the year Hence net bank interest costs were reduced to £2 2m (2006 £2 7m) They were covered 29 times by operating profit*

Profit before tax, amortisation of intangible assets and the gain or loss on derivative financial instruments rose by 11% to £61 1m (2006 £54 9m) The amortisation charge for intangibles arising on acquisition was £3 9m in the year, higher by £0 3m than in 2006 due to the inclusion of a charge for the acquisitions made during 2007 A loss of £0 6m was recorded on financial instruments during the year, which represents the notional loss that resulted from restating the value of these instruments at the foreign exchange rates that applied at the beginning of the year to those at the end of the year This compares to a gain of £3 7m in 2006 The Group's UK and Canadian businesses hedge forward their US dollar-denominated sales revenues, typically over an 18 to 24 month period The reason for the 2007 loss was that a number of foreign contracts with a high intrinsic value at the start of 2007 actually matured during the year The cover was maintained but by replacement contracts with a lower present value, since they would give rise to a smaller hedging gain if they were to mature at the exchange rates that applied at the end of the year This change in the value of open contracts gives rise to a loss in the "marked to market" value of the outstanding contracts as a whole It should be emphasised that this notional reported loss" will never be realised it is simply a timing effect The real worth of the hedging contracts to the Group is to fix the value in local currency of foreign currency sales receipts in the future thus reducing the uncertainty that would otherwise exist as to their realisable value The benefit can be seen within other operating income on the Income Statement which records £5 1m of exchange gains in the year (2006 £1 5m) This compensated for the fact that foreign currency-denominated revenues are recorded at spot exchange rates, which has the effect of depressing gross margins when foreign currencies have weakened Overall there was an increase of 3% in statutory profit before tax to £56 6m (2006 £55 0m)

Tax, earnings per share* and dividends

The effective Group tax rate dropped to 27 1% (2006 28 0%) reflecting the benefits of the tax treatment of recent acquisitions in the USA together with an increase in the benefits of tax incentives for research and development expenditure in the UK Earnings per share*, based on profit before amortisation of intangible assets and the gain or loss on financial instruments, rose by 12% to 65 4p (2006 58 4p) A final dividend of 14 5p is proposed by the Directors bringing the total dividend payout to 21 2p (2006 18 5p), an increase of 15% This dividend is covered 3 1 times by earnings per share* which is consistent with the Group s long-term policy

Financing

Ultra generated £36 3m of free cash flow before dividends and acquisitions during 2007 (2006 £40 9m) After dividend payments of £13 0m this left £23 3m for acquisitions There was acquisition spending of £31 0m in the year which was therefore funded in part by the Group's existing banking facilities As a result and after a negative currency effect of £1 2m, net debt* increased by £7 1m to £14 2m at the end of the year The balance sheet therefore continues to be very strong and Ultra has substantial headroom on its facilities to make further acquisitions

The Group s banking facilities were set up in 2005 and are provided by a small syndicate of banks led by The Royal Bank of Scotland They involve up to £120m of revolving credit over a five-year period, denominated in sterling US dollars and Canadian dollars and are used for balance sheet and operational needs Both the sterling and US dollar elements fund day-to day working capital requirements and the US and Canadian dollar borrowings also represent natural hedges against assets denominated in those currencies A further overdraft of £10m is also available for short-term working capital funding

Financial risk management – interest rates

Much of the Group's current bank financing has been taken on to fund acquisitions in North America Three year interest rate hedging contracts were entered into in December 2005 with the objective of reducing the risk associated with debt at floating interest rates These cover $20m of US dollar borrowings and $30m of Canadian dollar debt and will both mature at the end of 2008 These

*see footnote on page 01

42%

transatlantic balance
the UK and North America each represented 42% of the Group's 2007 revenue

67%

order book visibility
at the end of 2007 Ultra had 67% firm order cover for 2008 consensus forecast sales of £439m

amounts effectively cover gross dollar borrowings of an equivalent amount that were in place at the end of the year Therefore £25 3m out of total bank borrowings of £41 6m was at fixed interest rates The remaining £16 3m of debt comprising sterling-denominated borrowings, was at a floating rate of 6 2% The effective overall interest rate for the total gross debt at year-end was 5 4%, broadly in line with the prevailing floating rates

Pensions

Ultra offers company-funded retirement benefits to all its employees A substantial number of staff in the UK participate in the Ultra Electronics Limited defined benefit scheme, which was closed to new entrants in 2003 The scheme was actuarially assessed using the 'projected unit' method at 31 December 2007, when the net scheme deficit calculated in accordance with IAS19 was £29 4m at the 2007 year-end, up from £24 6m in 2006 The present value of the liabilities increased by £12 5m in the year due mainly to a more conservative assumption for the mortality of scheme members The assumed life expectancy was between three and four years longer than was assumed in the previous valuation With some compensation from an increase of £6 7m in the fair value of the scheme assets and a small increase in the related tax asset, the net deficit rose by £4 8m overall The scheme is relatively immature with just 21% of the members already retired, remains strongly cash positive and has benefited in recent years from an investment strategy that was biased towards equities rather than bonds

There was a full actuarial assessment carried out in April 2007 and the result was a funding deficit relating to past service of £31 1m before tax, assuming an annual discount rate for future liabilities of 5 5% Following the completion of the assessment the employer has reached agreement with the pension scheme Trustee Board to eliminate the deficit by making annual payments of £0 25m per annum over a ten-year period commencing 2008 Certain company assets with an agreed value of approximately £10m will be offered as security against the deficit until such time as it has been eliminated or alternative arrangements are agreed The funding position will be reassessed after the next full valuation has been carried out in 2010

The scheme has a statement of investment principles, which includes a specific declaration on socially responsible investment this is delegated to the investment managers Pension management and governance is undertaken by the pension trustees on behalf of the members The trustees include both company-nominated and employee-elected representatives Ultra supports the trustees in a number of ways including the provision of training to the "Trustee Certificate of Essential Pensions Knowledge " standard which is assessed independently by the Pensions Management Institute

All staff that have joined Ultra in the UK since the defined benefit scheme was closed in 2003 have been invited to become members of the Ultra Electronics Group Personal Pension Plan Under the terms of this defined contribution scheme employee payments are supplemented by contributions from the company

Certain employees at Tactical Communication Systems in Canada participate in a defined benefit scheme This scheme is closed to new employees and had an IAS19 surplus of £0 3m at the end of 2007 Regular payments into the scheme are continuing with the objective of maintaining a satisfactory funding position The Group's remaining Canadian employees participate in a number of defined contribution pension plans

In the US, Ultra offers a defined contribution 401(k) retirement benefit plan to all full-time employees Under this plan, Ultra provides participating and contributing employees with matching contributions, subject to plan and US Internal Revenue Service limitations Criticom which became part of Ultra during 2007 will consolidate its existing separate plan into the Ultra scheme during 2008 Wells Fargo provides administrative support and is also a directed trustee of the plan

*see footnote on page 01

Corporate responsibility

Ultra s innovative flexibility benefits programme for UK employees has been in operation for seven years and 79% of employees use it to adapt their benefits to suit their own needs

Six of the last seven appointments at Managing Director and President level were made through internal promotion...

Ultra is a responsible citizen

Ultra believes that it should at all times be a responsible corporate citizen As such the Group complies with all applicable legislation in the areas of trading, employment health and safety and the environment Ultra further believes that in order to achieve superior business performance, the Group must in certain areas, exceed the minimum standards required by law Ultra's policies relating to its corporate responsibility are generally established by the Board with individual businesses taking a major role in their implementation

Business ethics

Ultra requires that the Group's employees comply with the spirit and principles of laws and standards of conduct of the countries in which it does business as well as behaving ethically and with fairness Directors and employees are required to avoid personal conflicts of interest regarding company business and are bound by strict rules on insider dealing and insider information

In addition all businesses are strictly required to comply fully with the relevant national export control regulations They are also required to conduct their business in strict accordance with competition and anti-trust laws

Ultra supports and respects the protection of internationally proclaimed human rights in the countries in which it operates

Ultra does not make any political donations

Customers

Customer relationships

Ultra promotes good working relationships with all its customers with a special emphasis on meeting its commitments The Group receives direct feedback on relationships from UK MoD Supplier Relations Group and from many customers such as BAE Systems where Ultra is a member of the Major Equipment Supply Programme ("MESP") The MESP reduced in size during 2007 to just five companies but this more focused list still includes Ultra The refreshed MESP purpose is to 'adopt a strategic enterprise level engagement to understand strategic objectives, and to maximise synergy, commercial benefits and consistency of approach to both parties'

Individual businesses work very hard to promote excellent relationships with customers and receive feedback in the form of metrics as well as recognition of exceptional performance For example, Sonar & Communication Systems received a letter of commendation from the Chief of the Air Staff for performance on the Litening Pod UOR (Urgent Operational Requirement) for the Tornado

Ultra businesses also work very closely with customers in the development of new products

Employees

People are at the heart of Ultra

The performance of Ultra is fundamentally driven by the individual and team contributions made by employees Ultra s success in innovating to meet customer needs is based on the broad range of skills and capabilities of employees All managers in Ultra supported by HR professionals, work towards the aim of delivering an efficient organisation with competent and committed people to meet the Group s business commitments

Ultra people have been recognised during 2007 including Kim Wrighton, Managing Director of the Group s Controls business who was awarded the Order of the British Empire in the Queen's Birthday Honours List for services to the defence industry The nomination followed Kim's inspirational leadership of the successful Surface Ship Torpedo Defence (SSTD) programme at Sonar & Communication Systems

In order to ensure that Group businesses can recruit retain, motivate and develop the right staff, Ultra pursues a range of initiatives which are described below

Employment practices and standards

Ultra believes that superior business performance can only be achieved through having committed and efficient people Achieving this high quality requires Ultra to recruit widely and with no bias or discrimination It is therefore the policy of Ultra to be an equal opportunities employer and to oppose all forms of unlawful or unfair discrimination on the grounds of sex race nationality disability, sexual orientation, age, marital status religion or political belief In addition, the Group is a responsible employer seeking to achieve a culture of fairness to employees and of being a good place both to work and develop a career Employees and applicants are treated equally and fairly in respect of recruitment, remuneration, training, promotion and career development

None of Ultras businesses use forced, compulsory or child labour

*see footnote on page 01

UltraNews is the Group s in-house magazine for employees and reached its 26th edition in 2007

Kim Wrighton Managing Director of the Group's Controls business, was awarded the Order of the British Empire in the Queen's Birthday Honours List for services to the defence industry

Development and training

The Group actively supports and invests in training and development linked to business needs Each business is responsible for identifying the training needs of its employees and managing its own training budget This typically takes place through individual employee performance and development reviews, which are held at least annually Specific training programmes are provided for individuals as necessary Additionally, training programmes on leadership and management processes and techniques are run at Group level along with workshops on Ultra s successful competitive strategy, strategic selling programme management and systems engineering processes

Individual businesses provide a wide variety of training and development opportunities As well as tuition reimbursement for shorter programmes support also ranges from apprenticeship programmes to sponsorships at bachelor, master and doctorate level

Ultra also has very strong links with a large number of universities For example, USSI serves on the IPFW (Indiana University-Perdue University Fort Wayne) Industrial Advisory Committee for the College of Electrical and Computer Engineering and provides direct monetary and advisory support to the new Center of Excellence for System Engineering During 2007 formal links with Brunel University were established by Command & Control Systems and this allows undergraduates to experience engineering in the defence sector for themselves PMES has a KTP (Knowledge Transfer Partnership) with Sheffield University

Manufacturing & Card Systems (M&CS) has a dedicated training facility and has four trainees undergoing Modern Apprenticeship training In recognition of its commitment to development and training M&CS won, in October 2007, the Dorset "Open4Business" Training in the Workplace Award

Benefits

Ultra offers competitive and comprehensive benefits to all employees, which are regularly reviewed The Group believes in rewarding its employees well for good performance

All US and Canadian employees are offered medical plans Many businesses promote and offer specific wellness programmes such as smoking cessation health screening and online resources

Retirement benefits

Ultra offers retirement benefits to employees in the UK, US and Canada Further details are provided on page 24

Employee consultation

Gaining the commitment of everyone who works at Ultra involves effective communication and consultation This takes a number of forms such as the bi-annual Group magazine UltraNews" company-wide strategy and performance presentations birthday and communication lunches cascade team brief meetings and "YOURviews" employee surveys

The "YOURviews" employee survey provides local management teams with feedback and an opportunity to benchmark performance across the Group The process is typically repeated every one to two years, during 2007 the survey took place in 13 businesses and showed high levels of employee satisfaction and engagement

Succession planning

An annual organisation and succession plan is produced by the Managing Director or President of each business and is used to identify development actions for employees with high potential It also reviews the performance of the business management teams and any planned organisational changes Good succession planning has allowed six of the last seven appointments of Managing Directors and Presidents to be filled internally

Health and safety

A healthy committed workforce working in a safe environment is necessary to achieve better business results Ultra therefore places great emphasis on maintaining high standards of health and safety All Ultra businesses are required to have a written local policy to have the necessary resources to implement the policy to provide adequate information, instruction and training for employees and to implement monitoring of health and safety standards

The Chief Executive has been appointed as the main Board member with overall health and safety responsibility The Managing Directors and Presidents of the operating businesses are responsible for implementation of the policy

Bi-annual audits by independent external, qualified assessors covering health and safety matters are conducted, most recently in 2007 Audits and the resulting follow-up process have proved effective in reaching and maintaining high standards across all sites

Each business is required to submit a separate annual report on health and safety issues The results of the audits and annual reports from each business are reviewed by the Board annually in January

Ultra is committed to working together with others in the UK aerospace and defence industry in order to develop competitive supply chains

...MSI scored 99% in the external health and safety audit in 2007, while ATS and USSI scored 98%...

...ATS, Datel and DNE scored 100% in the external environmental audits in 2007

Health and safety of employees visitors and the local community alike is taken very seriously by the Group and the individual businesses

Suppliers

Supplier and other partner relationships

Contracts with suppliers are placed following a fair, competitive tendering process on an arms length basis or through formal teaming agreements Conflicts of interest are avoided at all times Such relationships engender a cooperative culture which helps with problem solving and helps to accommodate changes to requirements where these occur Gain-share arrangements are also entered into where appropriate and provide benefits for Ultra and its suppliers and partners

Supplier payment policy

Operating businesses are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions The Group's actual payment performance at the end of 2007 is described on page 22

Supply chain and SC21

Ultra is a founding signatory to SC21, the SBAC-led action plan for 21st Century supply chains, which was launched at Farnborough International in July 2006 Ultra is therefore committed to working together with others in the UK Aerospace and Defence industry in order to develop supply chains that remain competitive so that Ultra is able to deliver increased value to its customers

Senior Ultra representatives participate in the various SC21 Working Groups and the Key Customers Group to assist the SBAC with the implementation of SC21

Local communities

Ultra recognises the importance of being a responsible partner in the communities in which it operates and in which its employees live The Group has a positive attitude to environmental issues and is pleased to support selected charities and maintain links with the local communities

Environment

Ultra recognises it is important both for its employees and the communities in which it operates that effective measures are in place to ensure that the Group minimises the environmental impact of its activities

Ultra has a formal environmental policy that addresses compliance with environmental legislation conformity with standards for air waste disposal and noise, the economical use of materials and the establishment of appropriate environmental performance standards Progress is monitored through annual reporting and a bi-annual audit process The Chief Executive has been appointed as the main Board member with overall environmental responsibility The Managing Directors and Presidents of the operating businesses are responsible for implementation of the policy

Bi-annual external audits covering environmental matters are conducted by independent external qualified auditors, the last audit took place in 2007 As with health and safety the audits and the resulting follow up process have proved effective in reaching and maintaining high standards of compliance across all sites

The results of the audits and annual reports from each business are reviewed by the Board annually in January

In 2007 Sonar & Communication Systems joined Manufacturing & Card Systems in being accredited to ISO 14001 Datel is a member of the Lancashire Business Environment Association

Nearly all Ultra businesses have video conferencing facilities These have been progressively installed over the last nine years and have proven highly effective in holding reviews and other meetings eliminating the need for travel

Charitable and community activities

In addition to the charitable donations made by the Group (see page 31 for details) Ultra employees are actively supported in their charitable fund-raising endeavours A large number of local and national charities is supported

Charitable activities at businesses across Ultra vary from donations to fund raising events including sponsored walks, runs and competitions Many thousands of pounds are raised in this way In addition special assistance is given in a number of ways from donating blood and clothes collections to work experience and the youth sports teams sponsored by Airport Systems in the UK and DNE in the US

Board of Directors

01 Julian Blogh CBE PhD CEng
Chairman, age 64, worked for Ferranti Radar and Plessey Radar before joining Dowty Electronic Systems where he was Managing Director of Sonar & Communication Systems from 1987 to 1992, when he was appointed Managing Director of Dowty Avionics He led the management buy-out of seven defence and aerospace electronics businesses from the Dowty Group to form Ultra Electronics and became Chief Executive when it began trading in October 1993 Dr Blogh was also appointed Deputy Chairman in April 2004 and became Chairman in April 2005 Dr Blogh is also the non-executive Chairman of Gooch and Housego

02 Douglas Caster BSc MIET
Chief Executive, age 54 started his career as an electronics design engineer with the Racal Electronics Group in 1975, before moving to Schlumberger in 1986 and then to Dowty as Engineering Director of Sonar & Communication Systems in 1988 In 1992, he became Managing Director of that business and after participating in the management buy-out that formed Ultra Electronics, joined the board in October 1993 In April 2000, he was promoted to the position of Managing Director of Ultra's Information & Power Systems division In April 2004 he was appointed Chief Operating Officer and became Chief Executive in April 2005

03 Chris Bailey* FCA MCT
Non-Executive Director, age 61 was appointed to the board in January 2005 Mr Bailey was Group Finance Director of Aggregate Industries plc until 2004 He was the Finance Director of the precursor companies of Aggregate Industries from 1984 until its formation in 1997 He is a Fellow of the Institute of Chartered Accountants of England & Wales and is also a Member of the Association of Corporate Treasurers Mr Bailey is also a non-executive director of Rok plc

04 Ian Griffiths* BSc
Non-Executive Director, age 57 was appointed to the board in April 2003 From February 2006 until May 2007 Mr Griffiths was Managing Director, Royal Mail Letters Previously he was a main board executive director of GKN plc, where he was Group Managing Director GKN Automotive having been a member of the GKN Driveline senior management team since 1990

05 Andy Hamment BA FRAeS
Group Marketing Director age 53, started his career with Hawker Siddeley before moving to Schlumberger in 1980, working in procurement and then marketing at Weston Aerospace before transferring to Solartron as Aerospace Business Manager He joined Dowty in 1988 as Managing Director of the Controls business He was appointed to his current position in July 2000 and joined the board at that time

06 Frank Hope PhD CPhys MInstP
Managing Director, Information & Power Systems, age 53 started his career with Tecalemit as a design engineer working on robotics He spent 13 years with Avimo Limited latterly as Managing Director, having previously held the positions of Technical Director and Operations Director He joined Ultra in 1994 as Managing Director of the Electrics business Dr Hope was appointed to the board of Ultra in January 1999 and in April 2000 became Managing Director of Aircraft & Vehicle Systems He was appointed to his current position in April 2004

07 David Jeffcoat BA FCMA
Finance Director and Company Secretary age 57 started his career as a production engineer in the car industry Since qualifying as an accountant he has held senior financial positions in several large corporations including GlaxoWellcome plc where he was Finance Director of two subsidiaries Before joining Ultra he was Group Financial Controller of Smiths Industries plc for three years He was appointed to the board in July 2000

08 Andrew Walker* MA CEng
Senior Non-Executive Director, age 56 was appointed to the board in June 1996 He is Chairman of both the Audit and Remuneration Committees Having joined Dowty Group plc in 1978, he became an operating board member in 1991 Following TI Group s acquisition of Dowty he became Managing Director of John Crane Polymer Engineering He was Chief Executive of South Wales Electricity plc (SWALEC) from 1993 to 1996 and was Chief Executive of McKechnie plc from 1997 to 2001 Mr Walker is also a non-executive director of API Group plc Manganese Bronze Holdings plc, Porvair plc, Delta plc fountains plc Brintons Ltd, Plastics Capital plc and is Chairman of Bioganix plc

Corporate governance

Ultra's Board comprises a team of individuals with the breadth and depth of experience necessary to steer the continued development of the Group

*Audit and Remuneration Committee members

Executives and Advisors

Executive Team members

Douglas Caster
Chief Executive

David Jeffcoat
Group Finance Director
& Company Secretary

Andy Hamment
Group Marketing Director

Frank Hope
Managing Director
Information & Power Systems

Alan Jan-Janin
Managing Director
Aircraft & Vehicle Systems

Rakesh Sharma
Managing Director
Tactical & Sonar Systems

Keith Thomson
Group Human Resources Director

Business MDs & Presidents

John McAlonan
President
Advanced Tactical Systems

Graeme Stacey
Managing Director
Airport Systems

Marc Lawrence
President
Audiopack

Paul Summers
Managing Director
Command & Control Systems

Kim Wrighton
Managing Director
Controls

Bob Winegard
President
Criticom

Jason Birtwistle
Managing Director
Datel

Bill Gill
President
DNE Technologies

Mark Doyle
Managing Director
Electrics

Pete Crawford
President
EMS

Carlos Santiago
President
Flightline Systems

Ray Coles
Managing Director
Manufacturing & Card Systems

Doug Burd
President
Maritime Systems

Ken Tasch
President
Measurement Systems Inc

Rick Kielmeyer
President
Ocean Systems

David Sammons
Acting Managing Director
PMES

Andy Yates
Managing Director
Precision Air Systems

Mike Clayton
Managing Director
SML

Phil Evans
Managing Director
Sonar & Communication Systems

Alan Barker
President
Tactical Communication Systems

Roland Fritts
President
USSI

External auditors

Deloitte & Touche LLP
Abbots House
Abbey Street
Reading RG1 3BD

Principal bankers

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

Solicitors

Slaughter & May
One Bunhill Row
London EC1Y 8YY

Osborne Clarke
2 Temple Back East
Temple Quay
Bristol BS1 6EG

Financial advisors

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Stockbrokers

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

Registrars

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6ZL

The members of Ultra's executive team have an average of 26 years experience working in the defence and aerospace industry

The Directors present their annual report on the affairs of the Group, together with the accounts and auditors' report, for the year ended 31 December 2007 Details in relation to health and safety, the environment, business ethics, employment practice and employee consultation and charitable donations are included in the Corporate Responsibility Statement on pages 25 to 27

Principal activity

Ultra Electronics Holdings plc is the Group holding Company and the Company is incorporated in the United Kingdom under the Companies Act 1985 The principal activities of its subsidiary undertakings are the design, development and manufacture of electronic systems for the international defence and aerospace markets

Enhanced business review

The Company is required to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2007 and of the position of the Group at the end of that financial year together with a description of the principal risks and uncertainties facing the Group The information that satisfies these requirements can be found in the following sections of the Chief Executives report Ultra's 2007 results on pages 14 and 15, divisional review on pages 16 and 17, market trends likely to impact prospects on pages 18 and 19, management of risks and uncertainties on pages 19 to 21 and corporate responsibility on pages 25 to 27

Results and dividends

Group results and dividends are as follows

		2007 £ 000
Balance on retained earnings, beginning of year		88,362
Total recognised income and expense		36,274
Dividends	2006 final paid of 12 6p per share	(8,463)
	2007 interim paid of 6 7p per share	(4,515)
Equity-settled employee share schemes		35
Balance on retained earnings, end of year		111,693

The final 2007 dividend is proposed to be paid on 6 May 2008 to shareholders on the register at 11 April 2008 The interim dividend was paid on 28 September 2007, making a total of 19 3p (2006 16 6p) per share paid for the year

Future developments

A review of the activities and future developments of the Group is contained in the Chief Executives report on pages 3 to 24

Research and development

The Directors are committed to maintaining a significant level of research and development expenditure in order to expand the Group's range of proprietary products During the year a total of £105 0 million (2006 £92 3 million) was spent on engineering development of which £74 8 million (2006 £69 4 million) was funded by customers and £30 2 million (2006 £22 9 million) by the Group

Directors and their interests

The Directors who served throughout the year and their interests in the shares of the Company are listed on page 43

Substantial shareholdings

As at 22 February 2008, the Company has been notified that the following hold, either directly or indirectly, 3 per cent or more of the Company's voting rights

	Nature of holding	Percentage of ordinary share capital	Number of 5p ordinary shares
Schroders plc	Indirect	6 7	4,501,053
F&C Asset Management	Indirect	5 9	3,971,335
Legal & General Group Plc	Direct and indirect	5 0	3,408,593
Aegon UK Plc Group of Companies	Direct and indirect	4 4	2,964,838
Lloyds TSB Plc	Direct and indirect	3 9	2,655,671
Barclays Plc	Indirect	3 8	2,544,048

Charitable and political contributions

The Group contributed £62,000 (2006 £44,000) to charities and made no contributions for political purposes in either year

Supplier payment policy

Individual operating businesses are responsible for agreeing the terms and conditions under which they conduct business transactions with their suppliers It is Group policy that payments to suppliers are made in accordance with those terms, provided that the supplier is also complying with all relevant terms and conditions Trade payable days of the Group for the year ended 31 December 2007 were 53 days (2006 54 days), based on the ratio of Group trade payables at the end of the year to the amounts invoiced during the year by suppliers The Company had no trade payables at either year end

Annual General Meeting

Explanation of special business resolutions is given below

Resolution 9

This resolution authorises the Directors to allot shares in the Company up to a maximum nominal amount of £1,131,429, representing one third of the allotted and fully paid up share capital of the Company

Resolution 10

This resolution authorises the amendment of the performance condition applying to awards granted in 2007 under the Ultra Electronics Long-Term Incentive Plan 2007 and to replace the measure of relative earnings per share ("EPS") performance with a measure of relative total shareholder return ("TSR") performance

Resolution 11

This resolution authories the substitution of the EPS performance condition applying to awards granted in 2005 and 2006 under the Ultra Electronics Long-Term Incentive Plan 2002-2007 with the TSR performance condition

Resolution 12

This resolution authorises the Directors to allot shares for cash, without first having offered to allot such shares to existing shareholders in proportion to their existing holdings, in respect of 5% of the total issued share capital of the Company Resolutions 9 and 12 comply with the Association of British Insurers' guidelines and renew similar authorities given previously The authorities expire on the earlier of the conclusion of the next Annual General Meeting of the Company or 15 months after the date of passing these resolutions The Directors have no current intention to exercise the authorities sought by these resolutions except for employee share option schemes

Resolution 13

This resolution authorises the Directors to purchase up to a total of 3,394,286 of the Company's shares, representing 5% of the issued share capital of the Company This authority expires on the earlier of 12 months from the date of passing this resolution or the conclusion of the next Annual General Meeting of the Company

The Directors will use the share purchase authority with discretion In reaching a decision to purchase shares of the Company the Directors would take account of the Company's business and any impact on earnings per share and net tangible assets per share The Directors have no current intention to exercise the authority sought by this resolution

Resolution 14

This resolution proposes various amendments to the Company's Articles of Association in order to bring them into line with best practice and recent changes in Company legislation

Auditors

Each of the Directors at the date of approval of this report confirms that

(1) So far as the Director is aware, there is no relevant audit information of which the Company's auditors are unaware, and

(2) The Director has taken all the steps that he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information

This confirmation is given and should be interpreted in accordance with the provisions of S234ZA of The Companies Act 1985

By order of the Board,
D Jeffcoat
Company Secretary
22 February 2008
Registered Office 417 Bridport Road, Greenford, Middlesex UB6 8UA
Registered Number 2830397

Combined code compliance

This section describes how the Group has applied the principles of the Combined Code on Corporate Governance, published in June 2006 ("the Code") A summary of the Group's compliance position follows with details of any exceptions Throughout the year ended 31 December 2007, the Group has been in compliance with the Code provision set out in Section 1 of the Code

Main Board

The Board deals with the important aspects of the Group's affairs including setting and monitoring strategy, reviewing performance, ensuring that the Group has adequate financial resources and reporting to shareholders

The Board has established Audit, Nominations and Remuneration Committees, to which certain key responsibilities are delegated These responsibilities, which are in line with the recommendations of the Code, are set out below

Ultra's main Board structure and composition remained unchanged throughout 2007 and comprised the Chairman, three independent non-executive Directors and four executive Directors As senior independent non-executive Director, Andrew Walker has particular responsibility, on behalf of the Board, for safeguarding the provisions of the Code on corporate governance, and is available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive or Company Secretary has failed to resolve, or for which such contact is inappropriate

Christopher Bailey and Ian Griffiths continue in their roles as independent non-executive Directors Although the Code calls for the majority of the Board to be independent non-executive Directors, it is the view of the Directors that the current structure of the Board remains appropriate for Ultra given the relative complexity of the business and their wish to maintain a flexible, rapid and informed decision-making process Any increase in the number of non-executive Directors at this time would result in slower decisions, reduced focus and higher costs

Mr Jeffcoat, who was appointed to the Board in 2000, is both Finance Director and Company Secretary He reports to the Chief Executive in his role of Finance Director and to the Chairman in his capacity of Company Secretary Although this does not follow best governance practice, which calls for these roles to be completely separated, Ultra's lean management structure and focus on cost effectiveness discourages the appointment of a completely independent Company Secretary The Board believes that Mr Jeffcoat is able effectively to separate his two roles sufficiently to avoid significant conflicts of interest

The Board met ten times during the year Details of the numbers of meetings of the main Board and its sub-committees that were attended by the individual Directors are set out in the table on page 34

Key decisions that are delegated to the Chief Executive include the approval of budgeted capital investments below £500,000 in value, the terms of major contract bids below £100 million, the appointment and dismissal of business unit Managing Directors and Presidents, together with their remuneration levels, and the granting of charitable donations This is done with the advice of an internal charities committee

Audit Committee

The Board has overall responsibility for reviewing the effectiveness of internal control procedures that are in place throughout Ultra's operations The Board is supported in this capacity by the Audit Committee, which monitors the internal financial control procedures that are operated by the Group

During 2007 the Audit Committee consisted of Andrew Walker, Committee Chairman and senior independent non-executive Director, Ian Griffiths and Christopher Bailey

The Committee met four times during the year The main topics considered during the meetings were

(a) agreeing the strategy and scope of the internal and external audits,

(b) reviewing the outcome of the audits and agreeing upon the necessary actions,

(c) monitoring Ultra's financial results and the formal external announcements relating to them,

(d) ensuring that the internal and external audit functions, which are carried out by professional accounting firms on behalf of the Group, remain both independent and effective,

(e) assessing the risk that Ultra's financial statements are materially misstated as a result of fraud,

(f) endorsing the Group's public interest disclosure policy and, through the Committee Chairman, providing an independent point of contact for all employees, and

(g) considering the recommendation to the shareholders of a preferred firm of external auditors

It is the policy of the Group that non-audit services provided by Deloitte & Touche LLP, Ultra's external auditors, are restricted to regulatory reporting, due diligence assessments of potential acquisitions and other attestation work The Board believes that the auditors' familiarity with the accounting techniques that are involved in Ultra's long-term contracting activities serves them well in carrying out effective due diligence reviews of other similar companies

Nominations Committee

The Nominations Committee comprises the non-executive Directors and the Chief Executive The Committee, which is chaired by Julian Blogh, was not required to meet during 2007 The key responsibility of the Committee is to review all main Board and sub-committee appointments

Remuneration Committee

The Board Remuneration Committee consists of Andrew Walker, Chairman, Christopher Bailey and Ian Griffiths It met four times during the year The Committee is responsible for evaluating the performance of the executive Directors, including the Chief Executive, and for setting their levels of remuneration It also meets without the Group Chairman being present to agree his remuneration The Directors' remuneration report is included on page 37, together with details of the Directors' pension entitlements, long-term incentive share awards and shareholdings

Evaluation of Board and Committee effectiveness

Following the recommendations of the Code, the Board operates an evaluation process in which the effectiveness of the Board, its sub-committees and each individual Director are assessed over a rolling two-year period The Chairman is responsible, on behalf of the Board, for overseeing this process, which is carried out by an independent external consultant He is supported in this regard by the Company Secretary In 2006 the main Board and its subcommittees were reviewed, using a questionnaire that was completed independently by all members of the Board The scope of the review covered the Board structure, processes and administration, together with the distribution of information Its results were communicated to the Directors in a written report, considered at a subsequent meeting and a number of actions were agreed as a result Then during 2007 the contribution of each individual Director was assessed by the rest of the Board This stage was based upon a questionnaire that was completed by each of the remaining Board members The results of this survey were processed and fed back separately to each individual and in total to the Chairman The intention is to repeat this review cycle every two years in the future

Directors' re-election

Christopher Bailey, non-executive Director, Julian Blogh, Chairman and Frank Hope, executive Director, are all retiring by rotation in accordance with the Articles of Association and standing for re-election Andrew Walker, senior independent non-executive Director, has served as a Director for more than nine years and is therefore required to stand for re-election annually The Board has discussed Mr Walker's reappointment specifically and has agreed that his extensive knowledge of Ultra's complex operations, his previous experience as an executive Director of other major Groups and his exposure to corporate governance arrangements as a non-executive Director in other quoted companies all mean that he remains well qualified for his current position on the Board The Directors' view is that Mr Walker remains highly effective in his role as senior non-executive and that it is in the best interests of the shareholders for him to continue

Meeting attendance

	Main Board	Audit Committee	Nominations Committee	Remuneration Committee
Number of meetings	10	4	-	4
C Bailey	9	4	-	4
J Blogh	10	-	-	-
D Caster	10	-	-	-
I Griffiths	9	3	-	3
A Hamment	10	-	-	-
F Hope	10	-	-	-
D Jeffcoat[1]	10	4	-	4
A Walker	10	4	-	4

[1] Mr Jeffcoat is secretary to the Board and all three sub-committees He attends all Committee meetings in that capacity

Internal controls

The Code states that Directors should review the effectiveness of the Group's entire system of internal controls, covering business risks associated with strategic, operational and financial matters, together with those associated with Ultra's information technology infrastructure

Ultra's internal controls are designed to meet the Group's particular needs and the risks to which it is exposed In this context the controls can provide only reasonable, not absolute, assurance against material errors, losses or fraud The key features of the internal control system that operated during the year are described on the next page

Control environment

Ultra's organisational structure has clearly defined lines of responsibility and delegated authorities, which are reviewed regularly by the Board to ensure that they are still relevant given the Group's current size and structure Appropriate ethical values and the need to maintain effective controls are communicated to managers and staff in specially designed development and training programmes

All businesses are required to maintain written operating procedure manuals that are consistent with the control principles and policies set out in Ultra's Group Operating Manual Acquisitions, major capital investments and contract bids above a defined value require main Board approval, with smaller investment decisions delegated to the Chief Executive

Risk management

Management is responsible for identifying the risks facing Ultra's businesses and for putting in place procedures to recognise and mitigate such risks Strategic risks are formally assessed each year by the Board during the strategic planning process and steps are taken subsequently to ensure that all such risks are minimised throughout the year Operational risks are monitored as part of the Group's monthly business performance review process Business units are required to report on all key areas of risk, highlighting situations where normal controls have failed to be fully effective and explaining what remedial actions have been taken Such situations are then monitored regularly until a satisfactory conclusion is reached The responsible executive Director reports all significant deviations twice a year to the Board

The Board maintains an Internal Audit process, carried out by Ernst & Young LLP, to review financial and information systems control procedures throughout the Group All business units are audited at least once every two years and those judged to represent a higher risk are reviewed more often In addition, all newly acquired free-standing businesses are audited within a year of their acquisition date The leading partner of Ernst & Young reports directly to the Chairman of the Audit Committee and presents the findings of his team twice annually to the Audit Committee Progress reports on follow-up remedial actions are reported regularly to the Committee and Ernst & Young confirms that risks have been eliminated when they next visit the businesses concerned

The executive Directors take an active role in identifying and assessing potential risks across all aspects of Ultra's activities This is achieved both through the normal monthly business review programme and also through day-to-day management contact The Managing Directors and finance heads of all business units are required to give a formal written representation to the Board every year, confirming that they accept responsibility for maintaining effective internal controls and that they have disclosed full details of any fraud or suspected fraud within their businesses

In summary, the Board accepts overall responsibility for reviewing the operation and effectiveness of the Group's internal control framework on a regular basis, internal procedures are reviewed and updated where necessary The Board has performed a specific assessment for the purpose of this annual report This assessment considered all significant aspects of internal control arising during the period covered by the report, including the work of Internal Audit The Audit Committee assists the Board in discharging its review responsibilities

Financial reporting systems

The Group has a comprehensive system of financial reporting covering key performance indicators such as order cover, sales, profit and cash flow The five year strategic plan and annual budget for each business are approved by the executive Directors The Board approves the Group's consolidated plan and budget The actual performance of the Group and the key variances against budget are reported monthly to the Board, normally during the third week of the following month Revised forecasts for the half-year and full-year are prepared monthly for each business unit, and for the Group as a whole, and presented to the Board

Shareholder communication

The Group encourages two-way communications with both institutional and private investors and endeavours to respond promptly to queries received Ultra's website provides detailed financial and business information about the Group Meetings between Directors, institutional shareholders and other market professionals are held regularly as a part of Ultra's investor relations programme Shareholders are invited to attend the Annual General Meeting, to ask questions during the meeting and to meet individual Directors after the formal proceedings have ended Documentation relevant to Ultra's governance framework is available for inspection before the Meeting, including the terms of reference of the Board and its sub-committees and the Directors' individual contracts of employment The terms of reference can also be found on the Group's website at www ultra-electronics com

Going concern

After making appropriate enquiries the Directors have established that the Group's forward order book provides satisfactory cover for trading in the year to come They have a reasonable expectation that the Company and Group have adequate financial resources to continue in operational existence for the foreseeable future The Group's banking facilities were renewed in 2005 for a five-year period, confirming the Group's strong credit standing The related banking covenants have all been met during the past year with a very comfortable margin and the expectation is that this will continue For these reasons, the Board continues to adopt a going concern basis in preparing the accounts

Statement of responsibilities

The Directors are responsible for preparing the Annual Report, Directors remuneration report and the associated financial statements In accordance with applicable law and regulation they are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union but have chosen to prepare company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP) and applicable law

In the case of UK GAAP company financial statements, the Directors are required to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period In preparing these financial statements, the Directors are required to

- select suitable accounting policies and then apply them consistently,
- make judgments and estimates that are reasonable and prudent,
- state whether applicable UK accounting standards have been followed, and
- prepare the statements on a going concern basis unless it is inappropriate to presume that the company will continue in business

In the case of IFRS financial statements, International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards Directors are also required to

- properly select and apply accounting policies,
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information,
- provide additional disclosures when compliance with the specific requirements in International Financial Reporting Standards is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance, and
- prepare the accounts on a going concern basis unless, having assessed the ability of the company to continue as a going concern, management intends either to liquidate the entity or to cease trading, or has no realistic alternative but to do so

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of Company financial statements which comply with the requirements of the Companies Acts 1985 and 2006 and article 4 of the IAS regulation

The Directors are responsible for the maintenance and integrity of the company website Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions

UNAUDITED INFORMATION

Composition and role of the Remuneration Committee ('the Committee')

The Company complies with the relevant conditions of the Combined Code on Corporate Governance relating to Directors' remuneration as published by the London Stock Exchange and the Directors' Remuneration Report Regulations 2002

Andrew Walker is the Chairman of the Remuneration Committee and the other members are Christopher Bailey and Ian Griffiths All three members are independent non-executive Directors David Jeffcoat is secretary to the Committee Julian Blogh and Douglas Caster also normally attend Committee meetings, although they are formally not Committee members

The remit of the Committee is to make recommendations to the Board on the framework of senior executive remuneration and to determine annually the individual salaries, annual bonuses payable (if any), Long Term Incentive Plan awards and other terms and conditions of employment of the executive Directors Subject to shareholder approval, the Committee also agrees the terms of any discretionary share schemes in which executive Directors and senior executives may be invited to participate, and the terms of the Company's Savings Related Share Option Scheme and All-Employee Share Ownership Plan ("AESOP")

Wholly independent advice on executive remuneration and share schemes is received from New Bridge Street Consultants LLP They are appointed by the Company and provided no other services to the Company during the year, save for ongoing advice in connection with the operation of the Company's share schemes

In addition the Committee consults Douglas Caster, Chief Executive, with regard to the remuneration and benefits packages offered to executive Directors and senior executives during the year, except in relation to his own remuneration and benefits package which is determined by the Committee in his absence

Remuneration policy

The Company's remuneration policy is to reward senior management competitively, enabling the Company to recruit, motivate and retain executives of high calibre, whilst avoiding making excessive remuneration payments Further details of the remuneration policy applied by the Committee are set out below The remuneration practices adopted by a group of equivalent companies that, in the opinion of the Committee, face similar remuneration issues to the Company, are considered with guidance from New Bridge Street Consultants The size and nature of each key element of the remuneration package of the executive Directors is determined following this assessment

It is the aim of the remuneration policy to encourage and reward high performance The Committee believes that shareholders' interests are best served by setting a moderate level of fixed pay, while providing competitive potential levels of total remuneration through short and longer term incentive arrangements that require the satisfaction of challenging performance conditions Therefore, a significant proportion of the executive Directors' remuneration is performance-linked

Salaries

The executive Directors salaries are reviewed annually by the Committee In addition to the analysis presented by New Bridge Street Consultants, the Committee uses published salary surveys and information available in the annual reports of similar companies as sources of salary information

Specific factors taken into account by the Committee when determining each executive Director's base salary are

- the median level of base salary for a similar position within a like group of companies,
- the individual Director's performance, and
- his responsibilities

The Chairman's remuneration is set by the Committee, which meets without him for this purpose The remaining non-executive Directors' fees are set by a Committee comprising the executive Directors In all cases the remuneration awards are based upon published salary surveys, taking account of individual responsibilities Andrew Walker is Chairman of the Audit and Remuneration Committees and receives additional remuneration as a result

Annual bonus scheme

Bonus payments are based upon the achievement of operating profit and cash flow targets The maximum bonus for executive Directors is 75% of base salary In 2007, a maximum of 15% of salary could have been paid subject to the achievement of a £63 1m profit before tax and profit or loss on fair value movements on derivatives and amortisation of intangibles arising on acquisition and a maximum of 60% of salary subject to achieving an operating cash flow of £61 4m after capitalised development costs, capital expenditure and purchase of long-term incentive plan shares The actual results for the year led to a bonus pay-out of 31% The pay-out was below the maximum because both profit and cash performance were below the defined target levels

Annual bonus scheme (continued)

The Committee will continue to ensure that the targets set under the annual bonus plan remain sufficiently stretching In 2008, the parameters used to assess payment will be based once again on a combination of a profit target, which will account for up to 15% of salary, and a cash flow objective for the remaining 60%

Directors' Long-Term Incentive Plan and Employee Share Option Plans

Due to the expiry of a number of the Company's existing share incentive plans, Ultra sought and gained shareholder approval for the establishment of the following new discretionary share plans at the 2007 Annual General Meeting

- the 2007 Long-Term Incentive Plan ("2007 LTIP"),
- the 2007 Company Share Option Plan ("2007 CSOP"), and
- the 2007 Executive Share Option Scheme ("2007 ESOS")

2007 LTIP

The sole form of equity-based long-term incentive for Executive Directors is the 2007 LTIP They do not receive awards under the 2007 CSOP or 2007 ESOS schemes, which provide incentives for less senior employees

Most of the key features of the previous scheme were reflected in the new 2007 LTIP as approved by the shareholders It is the opinion of the Committee that the LTIP scheme has helped to motivate senior executives to drive sustained above market long-term growth in Ultra's profits and to generate excellent returns for shareholders as a result In designing the new 2007 LTIP, account was taken of changes in best market practice since the previous plan was approved by shareholders

Proposed change to performance condition for outstanding LTIP awards

Under the 2007 LTIP, conditional awards of shares are made annually to Executive Directors and selected other senior executives that normally vest three years after grant, subject to continued employment and the extent to which a performance condition has been met The performance condition originally approved by shareholders was the growth in Ultra's adjusted EPS relative to a group of comparator companies over a fixed three-year period The intention was that, at the end of the performance period, each company's growth in EPS would be calculated over that period, with the companies ranked in descending order according to the growth in their adjusted EPS

However, after careful consideration, the Remuneration Committee intends, subject to shareholder approval,which will be sought at the forthcoming AGM, to change this methodology for all awards made under the new 2007 LTIP (including the award which was granted in 2007) The intention is to replace the relative EPS based performance condition with a relative TSR condition The main reason for this change is that assessing the relative EPS performance of the company has become much more complicated and difficult than in the past This problem has been exacerbated by the implementation of International Financial Reporting Standards ("IFRS") with effect from 2004, the first year of the award that vested at the end of 2006 As a result the calculation of relative EPS now involves a very detailed review of the Annual Report & Accounts for all of the peer group companies in order to determine the necessary adjustments for factors such as the amortisation of intangibles, gains and losses on financial instruments, pension financing costs and corporate tax rates Under IFRS this process is proving to be highly complex, with the result that the determination of LTIP vesting levels is in danger of becoming opaque With more than 30 companies in the current comparator group, the Committee believes that to repeat this process annually would be an inappropriate use of time and resources

The Committee therefore proposes to move to the use of relative TSR as the performance condition that will apply to all awards made under the new 2007 LTIP going forward This approach would be also used for the 2007 awards, the first to be made under the new LTIP using the comparator group of Companies The Committee is satisfied that a TSR target would not be materially easier to achieve than one that is based upon relative EPS

The Committee believes that the use of relative TSR has a number of advantages These include

- aligning the performance objectives of the Directors more closely with the interests of the shareholders,
- being an entirely objective measure of relative performance
- reflecting the practice most commonly used by other quoted companies, and
- reducing the complexity and cost of calculating the vesting out-turn

Ultra's larger shareholders have already been consulted regarding the intention to make this change and the feedback has been fully supportive

Retrospective amendment of targets for 2005 and 2006 awards

There are two awards still pending under the old 2002-2007 LTIP, dating from 2005 and 2006, that were originally made on the assumption that vesting would be determined using Ultra's relative EPS performance between the years 2005 2007 and 2006-2008 respectively The difficulties described above would be similar in evaluating Ultra's relative EPS performance in 2008 and 2009 Therefore the Committee also proposes to move to a relative TSR basis for these awards, comparing the Company's performance with that of the remaining comparator companies that would have been used for each award A list of these companies was provided in the 2005 Annual Report and can be found on the Company's website As with the change in approach for the 2007 LTIP awards, this change to the 2005 and 2006 awards is also subject to approval at the forthcoming Annual General Meeting

The Committee considers this change to the awards necessary and appropriate for the following reasons

- the practical difficulties previously explained that are associated with the continued use of a relative EPS measure,
- the alteration will not involve a change to the group of companies against which Ultra's performance was originally to be compared, and
- the use of relative TSR reflects current market practice as well as being the approach that will be adopted for all awards under the new LTIP

Detailed structure of TSR performance condition

The vesting rules under the revised 2007 LTIP scheme and for the 2005 and 2006 awards that would have been applied will remain unchanged Accordingly, vesting will be as follows

Ultra s rank within the comparator group	Percentage of award that vests
Below median	0%
Median	20%
Upper quartile	100%
Between median and upper quartile	Pro-rata between 20% and 100%

TSR will be based upon a comparison of the Company's average share price (plus reinvested dividends) during the quarter immediately prior to commencement of the measurement period and its average share price (plus reinvested dividends) during the last quarter of the three year measurement period The resulting TSR will be compared with that achieved by a representative comparator group of companies The comparator group for measuring relative TSR for the awards made in 2007 is

Alba plc
Amstrad plc
BAE Systems plc
Charter plc
Chemring Group plc
Chloride Group plc
Cobham plc
Dialight plc
Domino Printing Sciences plc
Filtronic plc
Halma plc
Hampson Industries plc
Laird Group plc
Meggitt plc
Oxford Instruments plc
Psion plc
Renishaw plc
Rolls-Royce plc
Rotork plc
Senior plc
Smiths Group plc
Spectris plc
Spirax-Sarco Engineering plc
Telent plc
TT Electronics plc
UMECO plc
Vitec Group plc
Volex Group plc
VT Group plc
Whatman plc
Zetex plc

The Committee will review the comparator group annually and make such amendments as it sees fit (for example, to take account of Companies which delist during the year)

In addition to the main TSR condition an "underpin" will apply to these awards requiring average annual growth in headline EPS of 7% over the relevant performance period In the event that this underpin is not met over a specific three-year LTIP measurement period, then the level of vesting will automatically fall to zero Headline EPS will be defined as earnings per share after adjustments to exclude gains or losses on financial instruments and the amortisation of intangibles arising on acquisition

The extent to which awards vest will be verified independently by a third party

Other features of 2007 LTIP

It is the Committee's normal policy to grant annual LTIP awards to Executive Directors in the form of shares worth 100% of salary However, in exceptional circumstances the Committee may make awards of up to 150% of salary The remaining features of the 2007 LTIP as outlined in detail last year, will remain unchanged

All-Employee Share Plans

The executive Directors are also eligible to participate in the Company's Inland Revenue approved All-Employee Share Ownership Plan ("AESOP") and the Savings Related Share Option Scheme Under the AESOP, employees in the UK are offered the opportunity to buy shares up to the value of £1,500 per annum from pre-tax salary Shares are then held in trust on behalf of employees until the maturity date or until they leave the Company Under the Savings Related Share Option Scheme, reintroduced during 2007, employees are entitled to save up to £1,200 per annum from net pay towards the purchase of options to buy Ultra shares after a period of either three or five years, depending upon the employee's choice

Senior Executive Share Ownership Guidelines

To increase the alignment of interests between senior executives and shareholders, the Committee has introduced a share ownership guideline under which all executive Directors will be encouraged to retain at least 50% of the post-tax shares they acquire on the vesting of LTIP awards until a holding equivalent to 100% of base salary is achieved Pre-existing shareholdings will be taken into account At this time all Executive Directors are in compliance with this guideline

Total Shareholder Return performance graphs

The graph below shows the Total Shareholder Return ("TSR") performance of the Company in comparison with the FTSE 250 Index over the past five years The graph shows the value at the end of 2007 of £100 invested at the start of the evaluation period, in the Company and in the Index The Committee considers the FTSE 250 a relevant index for TSR comparison as the Company is a member of this and its index members represent a broad range of UK quoted Companies

Total Shareholder Return – compared to FTSE 250 Index

Source Thomson Datastream


350
300
250
200
150
100
50
Value (£)
31 December 02
31 December 03
31 December 04
31 December 05
31 December 06
31 December 07
Ultra Electronics
FTSE Mid 250 Index

The graph on the next page shows the Company's performance for the last three years against the comparator group that will be used for determining the vesting level for the 2005 LTIP award This graph has been prepared using a similar methodology to the FTSE 250 comparison, but is based upon the average share price (plus reinvested dividends) during the last quarter of 2007 compared to the average share price (plus reinvested dividends) during the last quarter of 2004 This is consistent with the basis on which the LTIP vesting will be determined

Total Shareholder Return performance graphs (continued)

Total shareholder return – compared to comparator group index

Source Thomson Datastream



200
180
160
140
120
100
80
Value (£)
31 December 04
31 December 05
31 December 06
31 December 07
Ultra Electronics
TSR Comparator Group Index

Directors' service contracts

The executive Directors' service contracts have a notice period of one year, which the Committee considers appropriately reflects both current market practice and the balance between the interests of the Company and each executive Director In the event of early termination, it is the Committee's policy that the amount of compensation paid to executive Directors will be considered in the light of all the relevant circumstances, subject to the overriding conditions that

- the Committee's aim will be to avoid rewarding poor performance,
- the duty of the relevant executive Director to mitigate his loss will be taken into account, and
- no compensation payment can exceed one year's salary

The following table provides more information on each Director's service contract

Name	Date of contract	Notice period
C Bailey	16 January 2007	Nil
J Blogh	15 March 2007	Nil
D Caster	25 September 1996	12 months
I Griffiths	27 April 2007	Nil
A Hamment	1 July 2000	12 months
F Hope	1 January 1999	12 months
D Jeffcoat	10 July 2000	12 months
A Walker	16 January 2007	Nil

No executive Directors have provisions in their contracts for compensation on early termination other than the notice period The non-executive Directors have fixed twelve-month contracts with no notice period There are no provisions in their contracts for compensation on early termination

Directors' pension entitlements

The Company operates a defined benefit pension scheme for current executive Directors A pension equal to two-thirds of salary at retirement is provided at the normal retirement age of 63 years Where pensionable service is less than 20 years, the pension is caloulated at one-thirtieth of the retirement salary for each year of service With the Company's consent, executive Directors may retire from age 50 After age 58, Company consent to early retirement is not required Pensions are reduced in the event of early retirement Death-in-service cover is a lump sum of four times pensionable earnings In addition, a spouse's pension of 33% of pensionable earnings is payable, together with an allowance for dependent children up to a maximum of 33% of pensionable earnings where relevant On the death of a retired Director, a spouse's pension of 50% of the Director's pension is payable Once the pension is in payment, the part of the Director's pension above the Guaranteed Minimum Pension will be increased each year in line with the increase in the retail price index, capped at 7 5%, above which increases are at the Trustees' discretion

AUDITED INFORMATION

Directors' pension benefits earned

The table below sets out the pension benefits earned by executive Directors for the year ended 31 December 2007

	Age at year-end	Accrued benefit at beginning of period	Increase in period (net of indexation)	Transfer value of increase in period	Accrued benefit at end of period	Transfer value at beginning of period	Transfer value at end of period	Movement in transfer value during period*
		£'000	£'000	£'000	£'000	£'000	£'000	£'000
D Caster	54	145	26	269	176	1,650	2,047	371
A Hamment	53	60	8	80	71	642	774	121
F Hope	53	39	3	27	43	408	469	53
D Jeffcoat	57	23	4	43	28	307	377	63

*Less Directors' contributions

Directors' remuneration

Directors' emoluments are detailed below

	Basic salary	Other cash emoluments	Fees	Annual performance bonus	Benefits	2007 Total	2006 Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
C Bailey	-	-	35	-	-	35	33
J Blogh	-	-	144	-	-	144	137
D Caster	375	-	-	116	28	519	452
I Griffiths	-	-	35	-	-	35	33
A Hamment	160	12	-	49	2	223	200
F Hope	216	-	-	67	20	303	281
D Jeffcoat	216	3	-	67	9	295	272
A Walker	-	-	42	-	-	42	38
	967	15	256	299	59	1,596	1,446

Pension contributions to Directors of £137,665 (2006 £130,530) were paid by the Company, including £43,125 (2006 £39,406) in respect of the highest paid Director Other benefits of executive Directors comprise a car (or allowance), provision of fuel and insurances for life, personal accident and family medical cover Non-executive Directors are not eligible for pension scheme membership and do not participate in any of the Group's bonus or other incentive plans

Directors' interests under Long-Term Incentive Plans

Details of the Directors' interests in these arrangements are given below and on the following page

Interests under the Ultra Electronics Long-Term Incentive Plan 2002-2007 (the "old LTIP")

Award periods	J Blogh	D Caster	A Hamment	F Hope	D Jeffcoat	Market price of shares granted	Crystallising dates of outstanding awards
2004	49,443	29,084	23,267	27,727	29,278	£5 16	April 2007
2005	26,280	26,954	16,576	22,237	21,832	£7 42	April 2008
2006	-	24,727	12,858	17,309	17,309	£10 11	April 2009
Interests at 1 January 2007	75,723	80,765	52,701	67,273	68,419		
2004 award crystallised during the year	(36,093)	(21,231)	(16,984)	(20,240)	(21,372)		
2004 award lapsed during year	(13,350)	(7,853)	(6,283)	(7,487)	(7,906)		
Interests at 31 December 2007	**26,280**	**51,681**	**29,434**	**39,546**	**39,141**		

The 2004 award crystallised during the year as detailed above The actual date of the award was February 2004 The market price of the shares when granted was £5 16 the market price of the shares on vesting was £12 47 The aggregate gain made by the Directors under the LTIP during the year was £1,445,524 (2006 £902,204) Ultra's share price on 31 December 2007 was £13 75 The range during 2007 was £10 59 to £13 75

Directors' interests under Long-Term Incentive Plans (continued)

Interests under the Ultra Electronics Long-Term Incentive Plan 2007 (the "new LTIP")

	D Caster	A Hamment	F Hope	D Jeffcoat	Market price of shares granted	Crystallising dates of outstanding awards
Interests at 1 January 2007	-	-	-	-		
2007 award	29,259	12,874	18,005	18,005	£11 11	April 2010
Interests at 31 December 2007	29,259	12,874	18,005	18,005		

It is proposed that all of the outstanding awards will be subject to comparative TSR-based performance conditions materially identical to those described earlier During the year, the Group purchased nil shares relating to the 2007 awards (2006 47,751 shares – cost of £513,000) This includes £nil worth of Ultra shares for the Directors (2006 £356,660)

Directors' interests under the All-Employee Share Ownership Plan

As previously described, the Company operates an All-Employee Share Ownership Plan ("AESOP") in which the executive Directors are eligible to participate Details of the executive Directors' interests in this arrangement are given below

Name of Director	Interests as at 1 January 2007	Partnership shares acquired during year	Interests as at 31 December 2007	Partnership shares acquired from 1 January 2008 to 22 February 2008	Interests as at 22 February 2008
D Caster	1,556	153	1,709	20	1,729
A Hamment	1,556	153	1,709	20	1,729
F Hope	1,556	153	1,709	20	1,729
D Jeffcoat	1,461	152	1,613	20	1,633
Total	6,129	611	6,740	80	6,820

During the year, the Share Ownership Plan Trust, established and operated in connection with the AESOP, purchased 43,523 (2006 44,254) Ultra Electronics Holdings plc shares (nominal value £2,176) for £513,607 (2006 £461,762) One executive Director, David Jeffcoat, is a trustee of the Plan Trust as well as participating in the AESOP

Directors' interests

Details of Directors' shareholdings are given below

	At start of year		At end of year		At 22 February 2008
	Direct ownership	Indirect ownership	Direct ownership	Indirect ownership	Direct ownership
C Bailey	-	2,500	-	2,500	-
J Blogh	272,971	884,921	294,054	884,921	294,054
D Caster	545,508	500,576	908,439	150,000	908,459
I Griffiths	-	-	-	-	-
A Hamment	62,582	43,535	72,656	43,535	72,676
F Hope	84,619	-	96,595	-	96,615
D Jeffcoat	36,237	13,500	42,373	-	42,393
A Walker	-	12,565	1,096	12,771	1,096

There were no changes in indirect beneficial ownership between 1 January 2008 and 22 February 2008

Andrew Walker
Chairman of the Remuneration Committee
22 February 2008

To the members of Ultra Electronics Holdings plc

We have audited the Group financial statements (the "Group financial statements") of Ultra Electronics Holdings plc for the year ended 31 December 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the related notes numbered 1 to 29 and the statement of Group accounting policies These Group financial statements have been prepared under the accounting policies set out therein

The Corporate governance statement and the Directors' Remuneration report are included in the individual Company Annual Report of Ultra Electronics Holdings plc for the year ended 31 December 2007 We have reported separately on the individual Company financial statements of Ultra Electronics Holdings plc for the year ended 31 December 2007 and on the information in the Directors' Remuneration report included in the Annual Report that is described as having been audited

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' responsibilities

Our responsibility is to audit the Group financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation We report to you whether, in our opinion, the information given in the Directors' report is consistent with the Group financial statements The information given in the Directors Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Directors report We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' transactions with the Group is not disclosed

We read the other information contained in the Annual Report for the above year as described in the contents section and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements

Our responsibilities do not extend to any further information outside the Annual Report

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements

Opinion

In our opinion

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended,
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation, and
- the information given in the Directors' report is consistent with the Group financial statements

The Group in addition to complying with its legal obligation to comply with IFRSs adopted by the European Union has also complied with the IFRSs as issued by the International Accounting Standards Board In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2007 and its profit for the year then ended

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Reading, United Kingdom
22 February 2008

Consolidated income statement

For the year ended 31 December 2007

	Note	2007 £'000	2006 £'000
Continuing operations			
Revenue	3	412,890	377 040
Cost of sales		(300,380)	(274,466)
Gross profit		112,510	102,574
Other operating income	4	5,050	1,505
Distribution costs		(875)	(810)
Administrative expenses		(56,687)	(46,335)
Other operating expenses	5	(992)	(2,987)
Profit from operations	6	59,006	53,947
Headline operating profit	2	62,921	57,509
Amortisation of intangibles arising on acquisition		(3,915)	(3,562)
Profit from operations		59,006	53 947
Investment revenue	8	1,092	4,939
Finance costs	9	(3,500)	(3,874)
Profit before tax		56,598	55,012
Headline profit before tax	2	61,069	54,915
Amortisation of intangibles arising on acquisition		(3,915)	(3,562)
(Loss)/profit on fair value movements on derivatives		(556)	3,659
Profit before tax		56,598	55,012
Tax	10	(15,363)	(15,404)
Profit for the year from continuing operations attributable to equity holders of the parent		41,235	39,608
Earnings per ordinary share (pence)			
From continuing operations			
Basic	12	60 9	58 8
Diluted	12	60 5	58 3

The accompanying notes are an integral part of this consolidated income statement

31 December 2007

	Note	2007 £'000	2006 £'000
Non-current assets			
Intangible assets	13	179,254	149,758
Property, plant and equipment	14	24,235	20,814
Deferred tax assets	22	10,634	11,223
		214,123	181,795
Current assets			
Inventories	15	42,417	29 198
Trade and other receivables	17	84,226	83,599
Cash and cash equivalents		27,419	25,628
		154,062	138,425
Total assets		368,185	320,220
Current liabilities			
Trade and other payables	18	(118,393)	(110,235)
Tax liabilities		(9,123)	(7,387)
Obligations under finance leases	19	(25)	(22)
Short-term provisions	23	(10,644)	(10,459)
		(138,185)	(128,103)
Non-current liabilities			
Retirement benefit obligations	28	(40,390)	(35,143)
Other payables	18	(830)	(1,158)
Deferred tax liabilities	22	(2,619)	(2,830)
Obligations under finance leases	19	(29)	(48)
Bank loans	20	(41,608)	(32,722)
Long-term provisions	23	(2,630)	(2,825)
		(88,106)	(74,726)
Total liabilities		(226,291)	(202,829)
Net assets		141,894	117,391
Equity			
Share capital	24	3,394	3,378
Share premium account	25	35,061	33,180
Own shares	25	(1,972)	(2,692)
Hedging and translation reserve	25	(6,282)	(4 837)
Retained earnings	25	111,693	88,362
Total equity attributable to equity holders of the parent		141,894	117,391

The financial statements were approved by the Board of Directors and authorised for issue on 22 February 2008

On behalf of the Board
D Caster, *Chief Executive*
D Jeffcoat, *Finance Director*

The accompanying notes are an integral part of this consolidated balance sheet

Financials – Group

Consolidated cash flow statement

For the year ended 31 December 2007

	Note	2007 £'000	2006 £'000
Net cash flow from operating activities	26	49,558	49,550
Investing activities			
Interest received		791	1,216
Purchase of property, plant and equipment		(8,569)	(4,759)
Proceeds from disposal of property, plant and equipment		-	34
Expenditure on product development and other intangibles		(5,489)	(4,676)
Acquisition of subsidiary undertakings (net of cash acquired)	13	(31,016)	(7,799)
Net cash used in investing activities		(44,283)	(15,984)
Financing activities			
Issue of share capital		1,897	1,518
Purchase of Long-Term Incentive Plan shares		-	(513)
Dividends paid		(12,978)	(11,102)
Increase/(repayment) of borrowings		6,551	(36,315)
Repayment of obligations under finance leases		(16)	(33)
Net cash used in financing activities		(4,546)	(46,445)
Net increase/(decrease) in cash and cash equivalents		729	(12,879)
Cash and cash equivalents at beginning of year		25,628	40 193
Effect of foreign exchange rate changes		1,062	(1,686)
Cash and cash equivalents at end of year		27,419	25,628

The accompanying notes are an integral part of this consolidated cash flow statement

Consolidated statement of recognised income and expense

For the year ended 31 December 2007

	Note	2007 £ 000	2006 £ 000
Exchange differences on translation of foreign operations		(1,445)	(3,847)
Actuarial (losses)/gains on defined benefit pension schemes (net of related deferred tax and exchange rate movements)		(4,250)	7,827
Profit on cash flow hedge		45	226
Tax on items taken directly to equity (excluding pensions)		(602)	(1,923)
Net (expense)/income recognised directly in equity		(6,252)	2,283
Transfers			
Transfer to profit and loss on cash flow hedges		(154)	(28)
Profit for the year		41,235	39,608
Total recognised income and expense for the year attributable to equity holders of the parent	25	34,829	41,863

The accompanying notes are an integral part of this consolidated statement of recognised income and expense

1 Segment information

	2007 External revenue £'000	2007 Internal revenue £'000	2007 Total £'000	2006 External revenue £'000	2006 Internal revenue £'000	2006 Total £'000
Revenue						
Aircraft & Vehicle Systems	99,993	5,856	105,849	93,907	3,423	97,330
Information & Power Systems	126,623	11,062	137,685	120,517	8,964	129,481
Tactical & Sonar Systems	186,274	5,939	192,213	162,616	11,813	174,429
Eliminations	-	(22,857)	(22,857)	-	(24,200)	(24,200)
Consolidated revenue	412,890	-	412,890	377,040	-	377,040

All inter-group trading is at arms' length

	2007 £'000	2006 £'000
Profit from operations		
Aircraft & Vehicle Systems	16,070	13,190
Information & Power Systems	19,645	19,333
Tactical & Sonar Systems	27,206	24,986
Headline operating profit *(see note 2)*	62,921	57,509
Amortisation of intangibles arising on acquisition*	(3,915)	(3,562)
Profit from operations	59,006	53,947
Investment revenue	1,092	4,939
Finance costs	(3,500)	(3,874)
Profit before tax	56,598	55,012
Tax	(15,363)	(15,404)
Profit after tax	41,235	39,608

*The charge relating to the amortisation of intangibles arising on acquisition is attributable as follows

	2007 £'000	2006 £'000
Aircraft & Vehicle Systems	564	505
Information & Power Systems	75	174
Tactical & Sonar Systems	3,276	2,883
	3,915	3,562

Capital expenditure, additions to intangibles, depreciation and amortisation

	Capital expenditure and additions to intangibles (excluding goodwill)		Depreciation and amortisation	
	2007 £'000	2006 £'000	2007 £'000	2006 £'000
Aircraft & Vehicle Systems	4,460	4,579	1,684	3,697
Information & Power Systems	4,963	2,142	2,936	2,930
Tactical & Sonar Systems	4,635	2,992	6,567	5,439
Total	14,058	9,713	11,187	12,066

The 2007 depreciation and amortisation expense includes £5,467,000 of amortisation charges (2006 £6,536,000) and £5,720,000 of property, plant and equipment depreciation charges (2006 £5,530,000)

Financials – Group

1 **Segment information (continued)**

Total assets by segment

	2007 £'000	2006 £'000
Aircraft & Vehicle Systems	99,879	80,857
Information & Power Systems	71,473	68,656
Tactical & Sonar Systems	153,397	129,684
	324,749	279,197
Unallocated	43,436	41,023
Consolidated total assets	368,185	320,220

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents

Total liabilities by segment

	2007 £'000	2006 £'000
Aircraft & Vehicle Systems	30,362	36,032
Information & Power Systems	45,682	40,296
Tactical & Sonar Systems	53,004	46,792
	129,048	123,120
Unallocated	97,243	79,709
Consolidated total liabilities	226,291	202,829

Unallocated liabilities represent derivatives at fair value, tax payables, deferred tax liabilities, retirement benefit obligations and bank loans

Revenue by destination

	2007 £'000	2006 £'000
United Kingdom	171,729	150,645
Continental Europe	43,556	35,700
Canada	17,788	16,022
USA	154,032	144,506
Rest of World	25,785	30,167
	412,890	377,040

Other Information (by geographic location)

	Total assets		Additions to Property, Plant & Equipment and intangible assets (excluding acquisitions)	
	2007 £'000	2006 £'000	2007 £'000	2006 £'000
United Kingdom	168,529	146,564	9,340	6,089
North America	156,220	132,633	4,718	3,624
	324,749	279,197	14,058	9,713

2 Additional performance measures

To present the headline profitability of the Group on a consistent basis year on year, additional performance indicators have been used These are calculated as follows

	2007 £'000	2006 £ 000
Profit from operations	59,006	53,947
Amortisation of intangibles arising on acquisition	3,915	3,562
Headline operating profit	62,921	57,509
Profit before tax	56,598	55,012
Loss/(profit) on fair value movements on derivatives	556	(3,659)
Amortisation of intangibles arising on acquisition	3,915	3,562
Headline profit before tax	61,069	54,915
Cash generated by operations *(see note 26)*	66,249	66,414
Purchase of property, plant and equipment	(8,569)	(4,759)
Proceeds on disposal of property, plant and equipment	-	34
Expenditure on product development and other intangibles	(5,489)	(4,676)
Purchase of Long-Term Incentive Plan shares	-	(513)
Operating cash flow	52,191	56,500

Headline operating profit has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book To maintain a consistent presentation of financial performance over the longer term, this charge has been excluded from headline operating profit Headline profit before tax and headline earnings per share *(see note 12)* are also presented before the amortisation of intangible assets arising on acquisition

IAS 39 requires the Group to 'fair value' the derivative instruments used to manage Ultra's foreign exchange exposures This creates volatility in the valuation of the outstanding instruments as exchange rates move over time This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates Ultra is therefore stating headline profit before tax and headline earnings per share *(see note 12)* before changes in the valuation of these instruments so that the headline operating performance of the Group can more clearly be seen

The Group is cash generative and reinvests funds to support the continuing growth of the business It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth For this, Ultra uses operating cash flow, rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business

3 Revenue

An analysis of the Group's revenue is as follows

	2007 £ 000	2006 £ 000
Sales of goods	211,039	206,210
Revenue from long term contracts	201,851	170,830
	412,890	377 040

4 Other operating income

Amounts included in other operating income were as follows

	2007 £ 000	2006 £ 000
Foreign exchange gains	5,050	1,505

5 Other operating expenses

Amounts included in other operating expenses were as follows

	2007 £'000	2006 £'000
Amortisation of development costs	949	2,234
Foreign exchange losses	43	753
	992	2,987

Amortisation of development costs has previously been included within administrative expenses The comparative figure for 2006 has been restated to show this charge within other operating expenses

6 Profit from operations

Profit from operations is stated after charging/(crediting)

	2007 £'000	2006 £'000
Raw materials and other bought in inventories expensed in the year	169,580	144,808
Inventories written down and recognised as an expense in the year	934	751
Reversals of write-downs of inventory	(140)	(364)
Staff costs *(see note 7)*	119,266	117,162
Depreciation and amounts written off property, plant and equipment	5,720	5,530
Amortisation of internally generated intangible assets	949	2,234
Amortisation of acquired intangible assets	4,518	4,302
Net foreign exchange gains	(5,007)	(575)
Loss on disposal of property, plant and equipment	31	21
Operating lease rentals		
– plant and machinery	969	1,034
– other	4,562	4,323
Research and development costs	26,040	19,080
Auditors' remuneration for statutory audit work (including expenses)	386	379

The Company only audit fee included in the Group audit fee shown above was £10,000 (2006 £10,000)

Analysis of auditors' remuneration

	2007 £'000	2006 £'000
Fees payable for the audit of the annual accounts	140	147
Fees payable for the audit of subsidiaries	246	232
Total for statutory Group audit services	386	379
Analysis of non-audit services		
Non-audit fees – due diligence work on potential acquisitions	37	15
Total for non-audit services	37	15

7 Staff costs

Particulars of employees (including executive Directors) are shown below

Employee costs during the year amounted to

	2007 £'000	2006 £'000
Wages and salaries	101,575	99,450
Social security costs	10,774	10,306
Other pension costs	6,917	7,406
	119,266	117,162

7 Staff costs (continued)

The average monthly number of persons employed by the Group during the year was as follows

	2007 Number	2006 Number
Production	1,129	1,157
Engineering	1,275	1,198
Selling	207	195
Support services	443	439
	3,054	2,989

Information on Directors' remuneration is given in the section of the Remuneration report described as having been audited, and those elements required by the Companies Act 1985 and the Financial Services Authority form part of these accounts

8 Investment revenue

	2007 £'000	2006 £'000
Bank interest	791	1,216
Fair value movement on derivatives	-	3,659
Retirement benefit scheme finance income	301	64
	1,092	4,939

9 Finance costs

	2007 £'000	2006 £'000
Amortisation of finance costs of debt	71	65
Interest payable on bank loans and overdrafts	3,025	3,835
Interest payable on finance leases	2	2
Transfers from equity on cash flow hedges	(154)	(28)
Total borrowing costs	2,944	3,874
Fair value movement on derivatives	556	-
	3,500	3,874

10 Tax

	2007 £'000	2006 £'000
UK taxes		
Corporation tax	8,062	8,272
Adjustment in respect of prior years	(552)	(460)
	7,510	7,812
Overseas taxes		
Current taxation	7,970	6,044
Adjustment in respect of prior years	(31)	(854)
	7,939	5,190
Total current tax	15,449	13,002
Deferred tax		
Origination and reversal of timing differences		
UK deferred tax	(649)	1,118
Overseas deferred tax	563	1,284
Total deferred tax	(86)	2,402
Total tax charge	15,363	15,404

Corporation tax in the UK is calculated at 30% (2006 30%) of the estimated assessable profit for the year On 21 March 2007, the Chancellor announced that with effect from 1 April 2008 the standard rate of UK corporation tax will reduce from 30 per cent to 28 per cent

Taxation for the other jurisdictions is calculated at the rates prevailing in the respective jurisdictions

The amount of deferred tax charged to equity is shown in note 22

10 Tax (continued)

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows

	2007 £'000	2006 £'000
Group profit before tax	56,598	55,012
Tax on Group profit at standard UK corporation tax rate of 30% (2006 30%)	16,979	16,504
Tax effects of		
Income/expenses that are not taxable/allowable in determining taxable profits	(1,933)	(861)
Losses not previously recognised	(19)	-
Different tax rates of subsidiaries operating in other jurisdictions	919	1,075
Adjustments in respect of prior periods	(583)	(1,314)
Tax expense for the year	15,363	15,404

11 Dividends

Amounts recognised as distributions to equity holders in the year

	2007 £'000	2006 £'000
Final dividend for the year ended 31 December 2006 of 12 6p (2005 10 7p) per share	8,463	7 150
Interim dividend for the year ended 31 December 2007 of 6 7p (2006 5 9p) per share	4,515	3,952
	12,978	11,102
Proposed final dividend for the year ended 31 December 2007 of 14 5p (2006 12 6p) per share	9,792	8,450

The 2007 proposed final dividend was approved by the Board after 31 December 2007 and has not been included as a liability as at 31 December 2007

Under UK tax law, no withholding tax is required to be deducted from dividends paid by Ultra Electronics Holdings plc ("Ultra") Subject to certain exceptions for traders in securities and insurance companies, a corporate shareholder resident in the United Kingdom for tax purposes will generally not be subject to corporation tax on dividends received from Ultra Individual shareholders resident in the UK for tax purposes are generally liable to income tax on the aggregate amount of any dividend received from Ultra and a tax credit equal to 10% of the gross dividend (or one ninth of the cash dividend received) The tax credit can be set against the individual shareholder's total liability to income tax on the cash dividend Non UK resident shareholders may be subject to tax on dividends received from Ultra under any law to which they are subject outside the UK

12 Earnings per share

	2007 pence	2006 pence
Basic headline *(see below)*	65 4	58 4
Diluted headline *(see below)*	65 0	57 9
Basic	60 9	58 8
Diluted	60 5	58 3

The calculation of the basic, headline and diluted earnings per share is based on the following data

	2007 £'000	2006 £'000
Earnings		
Earnings for the purposes of earnings per share being profit for the period from continuing operations	41,235	39,608
Headline earnings		
Profit for the period from continuing operations	41,235	39,608
Loss/(profit) on fair value movements on derivatives (net of tax)	492	(2,616)
Amortisation of intangibles arising on acquisition (net of tax)	2,576	2,349
Earnings for the purposes of headline earnings per share	44,303	39,341

The adjustments to profit are explained in note 2

12 Earnings per share (continued)

	2007 Number of shares	2006 Number of shares
The weighted average number of shares is given below		
Number of shares used for basic earnings per share	67,714,368	67,421,160
Number of shares deemed to be issued at nil consideration following exercise of share options	434,033	529,555
Number of shares used for fully diluted earnings per share	68,148,401	67,950,715

13 Intangible assets

	Goodwill £'000	Intellectual property £'000	Customer relationships £'000	Development costs £'000	Other £'000	Total £'000
Cost						
At 1 January 2006	115,377	11,424	19,447	6,202	6,369	158,819
Foreign exchange differences	(2,564)	(1,398)	(2,344)	(369)	(403)	(7,078)
Acquisition of subsidiary undertakings	3,312	110	3,141	-	519	7,082
Additions	118	-	-	3,762	1,192	5,072
Disposals	-	-	-	-	(19)	(19)
Transfers	33	-	-	-	17	50
At 1 January 2007	116,276	10,136	20,244	9,595	7,675	163,926
Foreign exchange differences	(195)	(53)	(215)	(62)	85	(440)
Acquisition of subsidiary undertakings	13,021	7,935	7,326	-	1,898	30,180
Additions	-	-	-	4,159	1,330	5,489
Disposals	-	-	-	-	-	-
Adjustments	(292)	-	-	-	-	(292)
At 31 December 2007	128,810	18,018	27,355	13,692	10,988	198,863
Accumulated amortisation						
At 1 January 2006	-	(739)	(898)	(2,256)	(4,432)	(8,325)
Foreign exchange differences	-	89	108	160	309	666
Charge	-	(1,001)	(1,987)	(2,234)	(1,314)	(6,536)
Disposals	-	-	-	-	19	19
Transfers	-	-	-	-	8	8
At 1 January 2007	-	(1,651)	(2,777)	(4,330)	(5,410)	(14,168)
Foreign exchange differences	-	27	26	26	(53)	26
Charge	-	(1,289)	(2,237)	(949)	(992)	(5,467)
Disposals	-	-	-	-	-	-
Transfers	-	-	-	-	-	
At 31 December 2007	-	(2,913)	(4,988)	(5,253)	(6,455)	(19,609)
Carrying amount						
At 31 December 2007	128,810	15,105	22,367	8,439	4,533	179,254
At 31 December 2006	116,276	8,485	17,467	5,265	2,265	149,758

Other represents software, patents and trademarks and profit in acquired order book The amortisation of intangible assets charge is included within administrative expenses

Financials – Group

13 Intangible assets (continued)

Intangible assets, other than goodwill, are amortised on a straight line basis over their estimated useful lives, typically as follows

Intellectual property	5 to 10 years
Customer relationships	3 to 10 years
Development costs	2 to 10 years
Software	3 to 5 years
Patents and trademarks	10 to 20 years

During the year a reduction of £292,000 was made to the value of goodwill held in respect of Audiopack This was due to a successful claim made against certain warranties included in the Sale and Purchase Agreement, which resulted in a refund of £292,000 of the consideration

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination The carrying amount of goodwill was allocated as follows

	2007 £'000	2006 £'000
DF Group	35,375	35,375
Radamec	5,267	5,267
SML	5,495	5,495
UnderSea Sensor Systems Inc	14,172	14,172
Tactical Communication Systems	19,305	19,305
DNE Technologies	13,869	14,106
Ocean Systems	5,321	5,321
Criticom	5,465	-
BCF Designs	5,335	-
Other (comprising several CGUs)	19,206	17,235
	128,810	116,276

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired

The recoverable amounts of the CGUs are determined from value-in-use calculations The key assumptions for the value-in-use calculations are those regarding the discount rates, growth rates and expected changes to both selling prices and direct costs during the period Management estimates discount rates using rates that reflect current market assessments of the time value of money and the risks specific to the CGUs The growth rates are based on industry growth forecasts Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market

The Group prepares cash flow forecasts derived from the most recent financial budgets and strategic plan approved by management for the next five years and extrapolates cash flows for the following five years based on an estimated growth rate of nil per cent

The rate used to discount the forecast cash flows is 8 2%

An impairment review of goodwill at 31 December 2007 has been performed and the Directors consider that no adjustment is required

Acquisitions during the year

In aggregate, consideration of £31,016,000 was paid in respect of acquisitions, all of which was discharged by means of cash and cash equivalents and was made up as follows

	£'000
Cash outflow on subsidiaries acquired in current year	31,195
Deferred consideration on subsidiaries acquired in prior year	200
Cash acquired with subsidiaries	(379)
Net cash outflow	31,016

Aggregate assets and liabilities acquired comprised intangible assets of £17,157,000, property, plant and equipment of £288,000, cash of £379,000, inventories of £1,014,000, receivables of £4,103,000 and current liabilities of £3,096,000

13 Intangible assets (continued)

Criticom Inc

On 11 July 2007, the Group, through a subsidiary, purchased all of the share capital of Criticom Inc., a Company based in Lanham, Maryland, USA, for an initial cash consideration before expenses of £13 8 million This represents the fair value of consideration payable The aggregate net assets acquired and their provisional fair values based on the Directors initial assessment of net realisable value were as follows

	Book value	Revaluations	Fair value
	£000	£'000	£000
Intangible assets	-	9,160	9,160
Property, plant and equipment	82	-	82
Current assets			
Inventories	230	(17)	213
Receivables	2,345	(18)	2,327
Current liabilities	(1,688)	-	(1,688)
Net assets acquired	969	9,125	10,094
Goodwill arising on acquisition			5,465
Purchase consideration, including acquisition costs			15,559

Consideration satisfied by

	£000
Cash (including £1,680,000 of deferred consideration)	15,441
Directly attributable costs	118
Total consideration	15,559
Less deferred consideration	(1,680)
Net cash outflow arising on acquisition	13,879

Criticom contributed a profit after tax of £405,000 in the period from the date of acquisition to 31 December 2007

The intangible assets acquired as part of the acquisition relate to customer relationships, intellectual property rights and the estimated profit in the acquired order book, the fair value of which is dependent on estimates of attributable future revenues, profitability and cash flows The goodwill arising on the acquisition is attributable to the anticipated future profits resulting from the access to new markets for the Group's existing products

Atkins & Partners Limited

On 14 November 2007, the Group purchased all of the share capital of Atkins & Partners Limited, a Company based in Doncaster, England, for a cash consideration before expenses of £4,379,000 This represents the fair value of the consideration payable The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows

	Book value	Revaluations	Fair value
	£'000	£'000	£'000
Intangible assets	28	1,969	1,997
Property, plant and equipment	25	-	25
Current assets			
Cash at bank	379	-	379
Inventories	1	-	1
Receivables	108	-	108
Current liabilities	(232)	-	(232)
Net assets acquired	309	1,969	2,278
Goodwill arising on acquisition			2,142
Purchase consideration, including acquisition costs			4,420

13 Intangible assets (continued)

Consideration satisfied by

	£'000
Cash	4,379
Directly attributable costs	41
Total consideration	4,420
Less cash acquired	(379)
Net cash outflow arising on acquisition	4,041

Atkins incurred a loss after tax of £36,000 in the period from date of acquisition to 31 December 2007 after incurring a charge of £80,000 arising on the amortisation of intangibles attributable to the acquisition The goodwill arising on the acquisition is attributable to the anticipated future profits resulting from the access to new markets for the Group's existing products

BCF Designs Limited

On 30 November 2007, the Group purchased all of the share capital of BCF Designs Limited, a Company based in Cirencester, England, for a cash consideration before expenses of £12,500,000 This represents the fair value of the consideration payable The aggregate net assets acquired and their provisional fair values, based on the Directors' initial assessment of net realisable value, were as follows

	Book value £'000	Revaluations £'000	Fair value £'000
Intangible assets	187	5,813	6,000
Property, plant and equipment	178	-	178
Current assets			
Inventories	800	-	800
Receivables	1,403	-	1,403
Current liabilities	(1,102)	-	(1,102)
Net assets acquired	1,466	5,813	7,279
Goodwill arising on acquisition			5,335
Purchase consideration, including acquisition costs			12,614

Consideration satisfied by

	£'000
Cash	12,500
Directly attributable costs	114
	12,614

BCF Designs Limited contributed a profit after tax of approximately breakeven in the period from date of acquisition to 31 December 2007 after incurring a charge of £234,000 arising on the amortisation of intangibles attributable to the acquisition The goodwill arising on the acquisition is attributable to the value of the assembled workforce together with the anticipated future profits resulting from the access to new markets for the Group's existing products

Telemus Inc

On 1 July 2007, the Group, through a subsidiary, purchased all of the share capital of Telemus Inc , a Company based in Ontario, Canada, for a cash consideration of £282,000 Goodwill arising on acquisition amounted to £79,000

If the above acquisitions had been completed on the first day of the financial year, Group revenues for the year would have been £424 0 million and Group profit attributable to equity holders of the parent would have been £43 1 million

14 Property, plant and equipment

Land and Buildings

	Freehold £'000	Short leasehold £'000	Plant and machinery £'000	Assets under construction £'000	Total £'000
Cost					
At 1 January 2006	7,544	4,735	51,624	-	63,903
Foreign exchange differences	(471)	(130)	(2,534)	-	(3,135)
Acquisition of subsidiary undertakings	-	-	(28)	-	(28)
Additions	25	609	4,125	-	4,759
Disposals	-	(12)	(2,057)	-	(2,069)
Transfers	-	-	(758)	-	(758)
At 1 January 2007	7,098	5,202	50,372	-	62,672
Foreign exchange differences	328	30	1,003	-	1,361
Acquisition of subsidiary undertakings	-	-	288	-	288
Additions	211	1,482	6,463	413	8,569
Disposals	-	-	(642)	-	(642)
At 31 December 2007	7,637	6,714	57,484	413	72,248
Accumulated Depreciation					
At 1 January 2006	(1,669)	(3,025)	(36,365)	-	(41,059)
Foreign exchange differences	149	45	1,823	-	2,017
Charge	(185)	(347)	(4,998)	-	(5,530)
Disposals	-	11	2,003	-	2,014
Transfers	-	-	700	-	700
At 1 January 2007	(1,705)	(3,316)	(36,837)	-	(41,858)
Foreign exchange differences	(163)	(25)	(858)	-	(1,046)
Charge	(263)	(403)	(5,054)	-	(5,720)
Disposals	-	-	611	-	611
At 31 December 2007	(2,131)	(3,744)	(42,138)	-	(48,013)
Carrying amount					
At 31 December 2007	5,506	2,970	15,346	413	24,235
At 31 December 2006	5,393	1,886	13,535	-	20,814

Freehold land amounting to £1,566,000 (2006 £1,540,000) has not been depreciated The net book value of plant and machinery held under finance leases was £32,000 (2006 £56,000)

15 Inventories

	2007 £'000	2006 £'000
Raw materials and consumables	26,523	18,029
Work in progress	12,804	9,323
Finished goods and goods for resale	3,090	1,846
	42,417	29,198

16 Long-term contract balances

	2007 £'000	2006 £'000
Contracts in progress at the balance sheet date		
Amounts due from contract customers included in trade and other receivables	21,475	23,072
Amounts due to contract customers included in trade and other payables	(24,552)	(29,176)
	(3,077)	(6,104)
Contract costs incurred plus recognised profits less recognised losses to date	740,320	606,720

Advances received from customers for contract work amounted to £24,341,000 (2006 £28,628,000)

Financials – Group

17 Trade and other receivables

	2007 £'000	2006 £'000
Trade receivables	52,059	52,783
Provisions against receivables	(527)	(640)
Net trade receivables	51,532	52,143
Amounts due from contract customers *(note 16)*	21,475	23,072
Derivatives at fair value	5,383	4,172
Other receivables	3,233	1,876
Prepayments and accrued income	2,603	2,336
	84,226	83,599

Trade receivables do not carry interest The average credit period on sale of goods is 37 days

The Directors consider that the carrying amount of trade and other receivables approximates their fair value

Credit risk

The Group's principal financial assets are bank balances, cash and trade and other receivables

The Group's credit risk is primarily attributable to its trade receivables The amounts presented in the balance sheet are net of allowances for doubtful receivables

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers

The carrying amount of financial assets recorded in the financial statements *(see note 21)* net of any allowances for losses represents the Group's maximum exposure to credit risk

The ageing profile of unprovided overdue debtors was as follows

	2007 £'000	2006 £'000
1 to 3 months	9,630	9,198
4 to 6 months	1,848	684
7 to 9 months	113	121
Over 9 months	148	155
Total overdue	11,739	10,158

The Group provides against its trade receivables where there are serious doubts as to future recoverability on a sliding scale based on the length of time that the receivable has been overdue All trade receivables that have been overdue for more than a year are provided for in full

Movement in the provision for trade receivables was as follows

	2007 £'000	2006 £'000
Balance at beginning of year	640	761
Foreign exchange differences	-	(11)
Decrease in provision recognised in profit or loss in the year	(113)	(110)
Balance at end of year	527	640

18 Trade and other payables

	2007 £'000	2006 £'000
Amounts included in current liabilities		
Trade payables	42,929	37,868
Amounts due to contract customers *(note 16)*	24,552	29,176
Derivatives at fair value	3,503	1,627
Other payables	15,178	12,830
Accruals and deferred income	32,231	28,734
	118,393	110,235
Amounts included in non current liabilities		
Other payables	255	541
Accruals and deferred income	575	617
	830	1,158

19 Finance leases

Minimum lease payments

	2007 £'000	2006 £'000
Amounts payable under finance leases		
Within one year	27	24
Between one and five years	31	51
	58	75
Less future finance charges	(4)	(5)
Present value of finance lease liabilities	54	70
Present value of finance lease liabilities – payments due		
Within one year	25	22
Between one and five years	29	48
	54	70

20 Bank loans

	2007 £'000	2006 £'000
Bank loans are payable as follows		
Between two and five years	41,813	32,998
	41,813	32,998
Less unamortised finance costs of debt	(205)	(276)
	41,608	32,722

21 Financial instruments and financial risk management

Derivative financial instruments

Exposure to currency and interest rate risks arise in the normal course of the Group's business Derivative financial instruments are used to hedge exposure to all significant fluctuations in foreign exchange rates and interest rates

Financial assets

The financial assets of the Group were as follows

	2007 £'000	2006 £'000
Cash	27,419	25,628
Fair value through profit and loss – designated at recognition	5,383	4,172
Amounts due from contract customers	21,475	23,072
Loans and receivables	51,532	52,143

Financial liabilities

The financial liabilities of the Group were as follows

	2007 £'000	2006 £'000
Fair value through profit and loss – designated at recognition	3,503	1,627
Other financial liabilities		
Bank loans and overdrafts	41,608	32,722
Finance leases	54	70
Trade payables	42,929	37,868
Accruals	22,590	19,331

Liquidity risk

The Group maintains committed bank facilities with core banks to provide prudent levels of borrowing headroom

The Group's banking facilities are provided by a small syndicate of banks, led by The Royal Bank of Scotland This facility, which was renewed in 2005, provides up to £120 million of revolving credit over a five year period, is denominated in Sterling, US dollars and Canadian dollars and is used for balance sheet and operational needs A further £10 million overdraft is available for short-term working capital funding

All bank loans are unsecured Interest is charged at 0 375% (2006 0 375%) over base rate

At 31 December 2007, the Group had available £78,187,000 (2006 £87,002,000) of undrawn, committed borrowing facilities These undrawn facilities all expire within three years (2006 within four years)

The following table details the Group's remaining contractual maturity for its financial liabilities

	Within 1 year £'000	1 to 2 years £'000	2 to 5 years £'000	Over 5 years £'000	Total £'000
2007					
Bank loans and overdrafts	2,400	2,346	46,229	-	50,975
Finance leases	27	27	4	-	58
Trade payables	42,929	-	-	-	42,929
Derivatives at fair value	1,357	1,613	533	-	3,503
Accruals	22,218	18	58	296	22,590
2006					
Bank loans and overdrafts	1,529	1,561	36,157	-	39,247
Finance leases	24	23	28	-	75
Trade payables	37,868	-	-	-	37,868
Derivatives at fair value	831	789	7	-	1,627
Accruals	19,166	-	-	165	19,331

Currency risk

The Group utilises currency derivatives in the form of forward currency contracts to hedge its foreign currency risk The currencies giving rise to this risk are primarily US dollars, Canadian dollars and Euros

At 31 December 2007, the fair value of the Group's currency derivatives is estimated to be an asset of approximately £1,935,000 (2006 asset of £2,491,000), comprising £5,373,000 assets (2006 £4,105,000) included in trade and other receivables and £3,438,000 liabilities (2006 £1,614,000) included in trade and other payables The loss on derivative financial instruments included in the Group's consolidated income statement for the period was £556,000 (2006 gain of £3,659,000)

21 Financial instruments and financial risk management (continued)

The net notional, or net contracted amounts of foreign currency related forward (sales)/purchase contracts, classified by year of maturity are shown below

	2007			2006		
	Not exceeding 1 year £'000	Between 1 year and 5 years £'000	Total £'000	Not exceeding 1 year £'000	Between 1 year and 5 years £'000	Total £ 000
US dollars/Sterling	(44,201)	(45,206)	(89,407)	(31,678)	(18,394)	(50,072)
US dollars/Canadian dollars	(13,461)	(10,950)	(24,411)	(21,715)	(20,437)	(42,152)
Canadian dollars/Sterling	2,751	-	2,751	2,525	1,695	4,220
Other currencies	(3,655)	(9,929)	(13,584)	(550)	(5,298)	(5,848)
	(58,566)	(66,085)	(124,651)	(51,418)	(42,434)	(93,852)

Net investment hedges

The Group has net investments in US and Canadian companies The associated foreign currency translation risk is hedged by external borrowings in US and Canadian dollars The value of the borrowings does not exceed the net investments, meeting the conditions required to qualify as effective hedges

Interest rate risk

During the year the Group used interest rate swaps to manage its exposure to interest rate movements on its bank borrowings The interest rate swaps, denominated in US dollars and Canadian dollars, have been entered into to achieve an appropriate mix of fixed and floating rate exposure reflecting the Group's policy The swaps will mature over the next year and have fixed swap rates ranging from 4 56 per cent to 5 19 per cent The floating rates are US dollar LIBOR and Canadian dollar LIBOR The nominal amounts of the interest rate swaps are US$20 million (2006 US$30 million) and CAD$30 million (2006 CAD$30 million)

The interest rate swaps are designated effective cash flow hedges and the change in fair value has been charged to equity At 31 December 2007, the net fair value of interest rate swaps was a liability of £55,000 (2006 assets of £54,000), comprising £10,000 of assets (2006 £67,000) included in trade and other receivables and £65 000 of liabilities (2006 £13,000) included in trade and other payables The amount recycled into the income statement during the year was £154,000 (2006 £28,000) and has been credited against interest cost in the period The fair value will be realised in the income statement on a quarterly basis over the next year (2006 two years)

The effective interest rates and repricing dates of the Group's financial assets and liabilities were as follows

	Effective interest rate	Total £ 000	Within 1 year £'000	1 to 2 years £ 000	2 to 5 years £ 000
2007					
Cash and cash equivalents	4 05%	27,419	27,419	-	-
Unsecured bank loans					
GBP loan	6 20%	16,295	-	-	16,295
US dollar loan	5 24%	10,046	-	-	10,046
Canadian dollar loan	4 61%	15,267	-	-	15,267
Finance lease liabilities	4 25%	54	25	29	-
2006					
Cash and cash equivalents	3 81%	25,628	25,628	-	-
Unsecured bank loans					
GBP loan	5 16%	2,724	-	-	2,724
US dollar loan	5 19%	15,330	-	-	15 330
Canadian dollar loan	4 51%	14,668	-	-	14,668
Finance lease liabilities	4 25%	70	22	48	-

21 Financial instruments and financial risk management (continued)

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows

	Carrying amount 2007 £'000	Fair value 2007 £'000	Carrying amount 2006 £'000	Fair value 2006 £'000
Cash and cash equivalents	27,419	27,419	25,628	25,628
Interest rate swaps	(55)	(55)	54	54
Foreign exchange contracts	1,935	1,935	2,491	2,491
Unsecured bank loans	(41,608)	(41,608)	(32,722)	(32,722)
Finance lease liabilities	(54)	(54)	(70)	(70)

Forward exchange contracts are marked-to-market using listed market prices For interest rate swaps broker quotes are used

Market risk sensitivity analysis

Currency risks

The Group has estimated the change to the income statement and equity of either a 10% strengthening or weakening of average actual and transactional currency rates applicable during the year and a 10% change in the foreign exchange rates applicable for valuing foreign exchange derivative instruments

	10% strengthening		10% weakening	
	Profit before tax £'000	Equity £'000	Profit before tax £'000	Equity £'000
2007				
Currency transaction sensitivity	5,734	5,734	(5,734)	(5,734)
Currency translation sensitivity	2,731	642	(2,731)	(642)
Foreign exchange derivatives sensitivity	(6,975)	(6,975)	9,937	9,937
2006				
Currency transaction sensitivity	6,524	6,524	(6,524)	(6,524)
Currency translation sensitivity	2,487	707	(2,487)	(707)
Foreign exchange derivatives sensitivity	(8,426)	(8,426)	7,536	7,536

Interest rate risk

The Group has estimated the change to the income statement of a change of 1% in market interest rates, from the average rates applicable during 2007

	1% change Profit before tax £'000
2007	
Interest rate sensitivity	160
2006	
Interest rate sensitivity	126

22 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period

	Accelerated tax depreciation £'000	Employee share options costs £'000	Derivatives £'000	Retirement benefit obligations £'000	Goodwill £'000	Other £'000	Tax losses £'000	Total £'000
At 1 January 2006	(697)	2,156	343	14,000	(1,977)	1,675	652	16,152
Credit/(charge) to income	655	156	(1,043)	(102)	-	(1,917)	(151)	(2,402)
Credit/(charge) to equity	-	(79)	-	(3,355)	(1,923)	-	-	(5,357)
At 1 January 2007	(42)	2,233	(700)	10,543	(3,900)	(242)	501	8,393
Credit/(charge) to income	281	352	56	171	-	(420)	(501)	(61)
Credit/(charge) to equity -	(320)	-	1,377	(607)	-	-	450	
Effect of change in tax rate								
– income statement	43	-	7	-	-	97	-	147
– equity -	(111)	-	(808)	5	-	-	(914)	
At 31 December 2007	**282**	**2,154**	**(637)**	**11,283**	**(4,502)**	**(565)**	**-**	**8,015**

The Group has not recognised deferred tax assets of £0 93 million (2006 £0 71 million) relating to tax losses, due to uncertainty as to their recoverability

There are no temporary differences which arise in respect of undistributed earnings

23 Provisions

	Warranties £'000	Contract related provisions £ 000	Total £'000
At 1 January 2007	7,899	5,385	13,284
Created	278	2,421	2,699
Utilised	(1,485)	(1,509)	(2,994)
Exchange differences	87	198	285
At 31 December 2007	**6,779**	**6,495**	**13,274**
Included in current liabilities	5,606	5,038	10,644
Included in non current liabilities	1,173	1,457	2,630
	6,779	**6,495**	**13,274**

Warranty and contract related provisions will be utilised over the period as stated in the contract to which each specific provision relates Provisions for warranty costs are based on an assessment of future claims with reference to past experience Such costs are generally incurred within two years after delivery

24 Share capital and share options

	2007 No	2007 £'000	2006 No	2006 £'000
Authorised				
5p ordinary shares	90,000,000	4,500	90,000,000	4,500
Allotted, called-up and fully paid				
5p ordinary shares	67,885,730	3,394	67,557,441	3,378

328,289 ordinary shares having a nominal value of £16,414 were allotted during the year under the terms of the Group's various Share Option Schemes The aggregate consideration received was £1,897,324

Share Options

During the year to 31 December 2007, the Group operated the following equity-settled share option schemes

1 Savings Related Share Option Schemes

A Savings Related Share Option Scheme is open to all US employees and provides for a purchase price equal to the average of the daily average market price on the five days before the grant less 10% The vesting period is two years If the options remain unexercised after a period of three months from the date of maturity, the options expire Options are forfeited if the employee leaves the Group before the options vest

A Savings Related Share Option Scheme is open to all Canadian employees and provides for a purchase price equal to the daily average market price on the day before the grant less 10% The vesting period is three years If the options remain unexercised after a period of six months from the date of maturity, the options expire Options are forfeited if the employee leaves the Group before the options vest

A Savings Related Share Option Scheme is open to all UK employees and provides for a purchase price equal to the daily average market price on the day before grant less 10% The vesting periods are three and five years If the options remain unexercised after a period of six months from the date of maturity, the options expire Options are forfeited if the employee leaves the Group before the options vest

At 31 December 2007, share options outstanding under the Savings Related Share Option Schemes were as follows

Options granted	Number of shares 2007	Number of shares 2006	Option price (£)	Exercise dates
2006 – Canadian scheme	34,481	42,018	9 21	September 2009 - March 2010
2007 – US scheme	81,883	-	10 34	September 2009 - December 2009
2007 – UK 3 year scheme	78,729	-	10 39	December 2010 - June 2011
2007 – UK 5 year scheme	132,453	-	10 39	December 2012 - June 2013

2 Company Share Option Plan

The Company Share Option Plan provides share options for nominated employees in the UK The purchase price is set at a mid-market price on the date of grant This is an approved scheme From 2000 vesting has been unconditional Options vest after three years and lapse after ten years from the date of grant

At 31 December 2007, share options outstanding under the Company Share Option Plan were as follows

Options granted	Number of shares 2007	Number of shares 2006	Option price (£)	Exercise dates
1998	6,405	6,829	4 05	March 2001 - March 2008
1999	11,792	14,843	4 15	March 2002 - March 2009
2000	13,167	17,582	3 86	May 2003 - May 2010
2001	10,419	15,547	4 39	March 2004 - March 2011
2002	15,159	22,764	4 49	March 2005 - March 2012
2003	8,660	17,776	4 53	March 2006 - March 2013
2004	10,214	56,729	5 97	March 2007 - March 2014
2005	38,961	43,803	7 28	March 2008 - March 2015
2006	29,232	30,733	10 32	February 2009 - February 2016
2007	57,478	-	12 07	May 2010 - May 2017

24 Share capital and share options (continued)

3 Executive Share Option Scheme

The Executive Share Option Scheme provides share options for nominated employees in the UK, US and Canada The purchase price is set at a mid-market price on the date of grant This is an unapproved scheme From 2000 vesting has been unconditional Options vest after three years and lapse after seven years from the date of grant

At 31 December 2007, share options outstanding under the Executive Share Option Scheme were as follows

Options granted	Number of shares 2007	2006	Exercise price (£)	Option dates
2000	-	26,205	3 855	May 2003 - May 2007
2001	33,810	45,742	4 385	March 2004 - March 2008
2002	74,467	93,387	4 485	March 2005 - March 2009
2003	105,778	138,458	4 525	March 2006 - March 2010
2004	107,135	194,770	5 97	March 2007 - March 2011
2005	173,806	192,074	7 28	March 2008 - March 2012
2006	145,158	159,365	10 32	February 2009 - February 2013
2007	119,756	-	12 07	May 2010 - May 2014

4 Long-Term Incentive Plan

Details in relation to the LTIP are included in the Directors' Remuneration report on pages 42 and 43

The number and weighted average exercise price of share options for all share based payment arangements (including LTIP) are as follows

	Weighted average exercise price (£) 2007	Number of options 2007	Weighted average exercise price (£) 2006	Number of options 2006
Beginning of year	4 76	1,605,237	3 83	1,879,847
Granted during the year	9 05	577,120	7 09	346,477
Forfeited during the year	3 49	(43,388)	5 98	(90,268)
Expired during the year	0 36	(52,208)	0 00	(101,679)
Exercised during the year	4 10	(461,429)	3 44	(429,140)
Outstanding at the end of the year	6 65	1,625,332	4 76	1,605,237
Exercisable at the end of the year	4 89	397,006	4 40	401,945

The Group recognised total expenses of £1,186,000 (2006 £648,000) in relation to equity-settled share based payment transactions Expected volatility was determined by calculating the historic volatility of the Group's share price

Share options were exercised on a regular basis throughout the year The weighted average share price during the year was £11 79 The fair value of options granted during the year was £1,993,343 (2006 £1,266,482)

The Group's equity-settled share-based payments are measured at fair value at the date of grant The fair value determined at the grant date is expensed on a straight line basis over the vesting period, based on the Group's estimate of shares that will eventually vest The fair value for all schemes other than the 2007 LTIP is measured by use of the Black Scholes option pricing model using the following assumptions

	Share save*	CSOP*	ESOS*	LTIP*
Weighted average share price (£)	11 79	8 79	8 46	7 06
Weighted average exercise price (£)	9 9	8 66	8 37	n/a
Expected volatility %	21 0	20 0	19 2	18 9
Expected option life (years)	3 56	6 0	5 0	3 0
Risk free interest rate %	4 9	4 8	4 7	4 4
Expected dividends %	1 6	1 8	1 8	1 9

*Figures in the above table show an average across similar schemes

24 Share capital and share options (continued)

As outlined in the Director's Remuneration report, the Directors intend, subject to shareholder approval, to change the methodology for all awards made under the new 2007 LTIP and replace the relative EPS based performance condition with a relative total shareholder return ("TSR") condition For the 2007 LTIP award, the stochastic model has been used to calculate the fair value of the award as this is the most accurate way of modelling the TSR performance condition Assumptions used in the valuation model were as follows

Exercise price (£)	0 0
Share price at grant (£)	11 52
Expected option life (years)	3 0
Expected volatility %	22 3
Expected dividend yield %	0 0
Risk free interest rate %	5 52

The Directors also intend, subject to shareholder approval, to change the performance condition for all outstanding awards under the old 2002-2007 LTIP (2005 and 2006 awards) to a relative TSR condition In accordance with IFRS 2, this change to a market based performance condition has resulted in an additional fair value share options charge of £187,000 during 2007 in respect of these outstanding awards

The weighted average fair value of options granted during the year was £4 45 (2006 £3 66)

25 Equity

	Share capital £'000	Share premium account £ 000	Reserve for own shares £'000	Hedging and translation reserve £'000	Retained earnings £ 000	Total equity £ 000
Balance at 1 January 2006	3,361	31,679	(2,641)	(990)	53,647	85,056
Total recognised income and expense	-	-	-	(3,847)	45,710	41,863
Own shares acquired	-	-	(513)	-	-	(513)
Disposal of own shares	-	-	462	-	(462)	-
Equity settled employee share scheme	17	1,501	-	-	569	2,087
Dividends to shareholders	-	-	-	-	(11,102)	(11,102)
Balance at 31 December 2006	3,378	33,180	(2,692)	(4,837)	88,362	117,391
Total recognised income and expense	-	-	-	(1,445)	36,274	34,829
Disposal of own shares	-	-	720	-	(720)	-
Equity settled employee share scheme	16	1,881	-	-	755	2,652
Dividends to shareholders	-	-	-	-	(12,978)	(12,978)
Balance at 31 December 2007	**3,394**	**35,061**	**(1,972)**	**(6,282)**	**111,693**	**141,894**

The share premium account represents the premium arising on the issue of equity shares

The own shares reserve represents the cost of shares in Ultra Electronics Holdings plc purchased in the market and held by the Ultra Electronics Employee Trust to satisfy options under the Group's Long-Term Incentive Plan ("LTIP") share schemes

26 Notes to the cash flow statement

	2007 £'000	2006 £'000
Profit from operations	59,006	53,947
Adjustments for		
Depreciation of property, plant and equipment	5,720	5,530
Amortisation of intangible assets	5,467	6,258
Cost of equity settled employee share schemes	1,186	648
Increase/(decrease) in post employment benefit obligation	797	(259)
Loss on disposal of property, plant and equipment	31	21
(Decrease)/increase in provisions	(312)	2,553
Operating cash flow before movements in working capital	71,895	68,698
Increase in inventories	(12,055)	(3,419)
Decrease/(increase) in receivables	6,116	(6,929)
Increase in payables	293	8,064
Cash generated by operations	66,249	66,414
Income taxes paid	(13,723)	(13,032)
Interest paid	(2,968)	(3,832)
Net cash from operating activities	49,558	49,550

Reconciliation of net movement in cash and cash equivalents to movements in net debt

	2007 £'000	2006 £'000
Net increase/(decrease) in cash and cash equivalents	729	(12,879)
Cash (inflow)/outflow from (increase)/decrease in debt and finance leasing	(6,535)	36,348
Change in net debt arising from cash flows	(5,806)	23,469
Amortisation of finance costs of debt	(71)	(65)
Translation differences	(1,202)	3,709
Movement in net debt in the year	(7,079)	27,113
Net debt at start of year	(7,164)	(34,277)
Net debt at end of year	(14,243)	(7,164)

Net debt comprised the following

	2007 £'000	2006 £'000
Cash and cash equivalents	27,419	25,628
Bank loans	(41,608)	(32,722)
Obligations under finance leases included in current liabilities	(25)	(22)
Obligations under finance leases included in non-current liabilities	(29)	(48)
	(14,243)	(7,164)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less

27 Guarantees and other financial commitments

a) Capital commitments

At the end of the year capital commitments were

	2007 £'000	2006 £'000
Contracted but not provided	421	573

b) Lease commitments

At 31 December 2007, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows

	2007 £ 000	2006 £ 000
Within one year	4,987	4,385
Between one and five years	14,416	13,887
After five years	8,301	9,076
	27,704	27,348

28 Retirement benefit schemes

Most UK employees of the Group are members of the Ultra Electronics Limited defined benefit scheme which was established on 1 March 1994 The scheme was closed to new members in 2003 A new defined contribution plan was introduced for other employees and new joiners in the UK The Group also operates two defined contribution schemes for overseas employees In addition to these schemes, the Group's Tactical Communication Systems business based in Montreal, Canada, has three defined benefit schemes

Defined contribution schemes

The total cost charged to income in respect of the defined contribution schemes was £2,563,000 (2006 £2,125,000)

Defined benefit schemes

The UK defined benefit scheme was actuarially assessed at 31 December 2007 using the 'projected unit' method The Canadian defined benefit schemes were actuarially assessed at 31 December 2007 using the 'projected unit' method

Key financial assumptions used in the valuation of these schemes were as follows

	UK 2007	Canada 2007	UK 2006	Canada 2006
Discount rate	5 8%	5 8%	5 2%	5 1%
Inflation rate	3 25%	3 25%	2 9%	3 0%
Expected rate of salary increases	4 5%	4 5%	4 15%	4 25%
Future pension increases	3 0%	3 0%	2 65%	2 75%

For each of these assumptions there is a range of possible values Relatively small changes in some of these variables can have a significant impact on the level of the total obligation For the UK scheme, a 0 25% increase in the inflation assumption to 3 5% and a 0 1% reduction in the discount rate to 5 7% would increase the schemes liabilities by 5 3% and 2 2% respectively

The key demographic assumption used was in relation to the mortality rates of current and future pensioners There is evidence to suggest that mortality rates are continuing to improve, meaning that people are living longer, with the result that pensions will be payable for a longer period Due to the size of the scheme the mortality rates were based on standard tables namely

Current pensioners 92 Series tables with medium cohort projections
Future pensioners 92 Series tables with medium cohort projections

The mortality assumptions used in the valuation of the UK scheme make appropriate allowance for future improvements in longevity and are set out below

	2007	2006	2005
Current pensioners (at 65) – males	22 years	18 years	18 years
Current pensioners (at 65) – females	25 years	21 years	21 years
Future pensioners (at 65) – males	23 years	20 years	20 years
Future pensioners (at 65) – females	26 years	23 years	23 years

28 Retirement benefit schemes (continued)

Amounts recognised in the income statement in respect of the Groups defined benefit schemes were as follows

	UK 2007 £m	Canada 2007 £m	Total 2007 £m	UK 2006 £m	Canada 2006 £m	Total 2006 £m
Current service cost	6 3	0 2	6 5	(5 9)	(0 2)	(6 1)
Interest on pension scheme liabilities	7 9	0 3	8 2	(6 7)	(0 3)	(7 0)
Expected return on pension scheme assets	(8 1)	(0 4)	(8 5)	6 8	0 3	7 1
	6 1	0 1	6 2	(5 8)	(0 2)	(6 0)

Of the current service cost for the year, £4 0 million (2006 £3 6 million) has been included in cost of sales, and £2 5 million (2006 £2 5 million) has been included in administrative expenses

Actuarial gains and losses have been reported in the statement of recognised income and expense

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit retirement schemes is as follows

	UK 2007 £m	Canada 2007 £m	Total 2007 £m	UK 2006 £m	Canada 2006 £m	Total 2006 £m
Fair value of scheme assets	120 3	7 3	127 6	113 6	6 1	119 7
Present value of scheme liabilities	(161 2)	(6 8)	(168 0)	(148 7)	(6 1)	(154 8)
Scheme (deficit)/surplus	(40 9)	0 5	(40 4)	(35 1)	-	(35 1)
Related deferred tax asset/(liability)	11 5	(0 2)	11 3	10 5	-	10 5
Net pension (liability)/asset	(29 4)	0 3	(29 1)	(24 6)	-	(24 6)

Movements in the present value of defined benefit obligations during the year were as follows

	UK 2007 £m	Canada 2007 £m	Total 2007 £m	UK 2006 £m	Canada 2006 £m	Total 2006 £m
Present value of obligation at 1 January	(148 7)	(6 1)	(154 8)	(139 9)	(6 5)	(146 4)
Service cost	(6 3)	(0 2)	(6 5)	(5 9)	(0 2)	(6 1)
Interest cost	(7 9)	(0 3)	(8 2)	(6 7)	(0 3)	(7 0)
Contributions from scheme members	-	-	-	(0 4)	-	(0 4)
Actuarial gains and losses	(0 8)	0 7	(0 1)	1 9	0 1	2 0
Exchange difference	-	(0 9)	(0 9)	-	0 8	0 8
Benefits paid	2 5	-	2 5	2 3	-	2 3
Present value of obligation at 31 December	(161 2)	(6 8)	(168 0)	(148 7)	(6 1)	(154 8)

Movements in the fair value of scheme assets during the year were as follows

	UK 2007 £m	Canada 2007 £m	Total 2007 £m	UK 2006 £m	Canada 2006 £m	Total 2006 £m
Fair value at 1 January	113 6	6 1	119 7	95 2	4 6	99 8
Expected return on scheme assets	8 1	0 4	8 5	6 8	0 3	7 1
Actuarial gains and losses	(4 3)	(0 4)	(4 7)	8 5	0 6	9 1
Exchange differences	-	0 9	0 9	-	(0 8)	(0 8)
Employer contributions	5 4	0 3	5 7	5 0	1 4	6 4
Employee contributions	-	-	-	0 4	-	0 4
Benefits paid	(2 5)	-	(2 5)	(2 3)	-	(2 3)
Fair value at 31 December	120 3	7 3	127 6	113 6	6 1	119 7

The analysis of the scheme assets and the expected rate of return at the balance sheet date were as follows

	2007	2006
Expected return		
Equities	7 5%	7 5%
Bonds	4 5%	4 6%
Other assets	5 5%	5 0%
Other policies	7 5%	7 5%

28 Retirement benefit schemes (continued)

Scheme assets were as follows

	UK 2007 £m	Canada 2007 £m	Total 2007 £m	UK 2006 £m	Canada 2006 £m	Total 2006 £m
Fair value						
Equities	91 2	4 3	95 5	99 3	3 7	103 0
Bonds	16 3	2 0	18 3	14 1	2 4	16 5
Other assets	12 8	1 0	13 8	0 2	-	0 2
	120 3	7 3	127 6	113 6	6 1	119 7

The analysis of the actuarial (loss)/gain in the consolidated statement of recognised income and expense were as follows

	UK 2007 £m	Canada 2007 £m	Total 2007 £m	UK 2006 £m	Canada 2006 £m	Total 2006 £m
Actual return less expected return on pension scheme assets	(4 2)	(0 5)	(4 7)	8 5	0 6	9 1
Experience (losses)/gains arising on scheme liabilities	(1 8)	0 4	(1 4)	(0 7)	0 5	(0 2)
Changes in assumptions underlying the present value of the scheme liabilities	0 9	0 4	1 3	2 6	(0 4)	2 2
	(5 1)	0 3	(4 8)	10 4	0 7	11 1

Cumulative actuarial losses, net of deferred tax, recognised in the consolidated statement of recognised income and expense at 31 December 2007 were £7 5 million (2006 £3 2 million)

The five-year history of experience adjustments is as follows

	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m
Present value of defined benefit obligations	(168 0)	(154 8)	(146 4)	(116 3)	(96 1)
Fair value of scheme assets	127 6	119 7	99 8	76 1	66 8
Scheme deficit	(40 4)	(35 1)	(46 6)	(40 2)	(29 3)
Experience adjustments on scheme liabilities	(1 8)	(0 2)	2 5	(1 6)	1 4
Percentage of scheme liabilities	1 0%	0 1%	1 7%	1 4%	1 5%
Experience adjustment on scheme assets	(4 7)	9 1	13 9	2 1	5 4
Percentage of scheme assets	(3 7%)	8 0%	14 0%	2 5%	8 1%

The amount of contributions expected to be paid to defined benefit schemes during the 2008 financial year is £5,500,000

29 Related party transactions

On 3 August 2007, Ultra disposed of all of its 40% holding in Interpacific Technologies Limited In the period to the date of disposal, the Group raised sales invoices to a value of £174,000 (2006 £167,000) to Interpacific Technologies Limited that were under normal commercial terms

A summary of the Group's principal accounting policies, all of which have been applied consistently throughout the year and preceding year, are set out below

a) Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") The financial statements have also been prepared in accordance with IFRSs adopted by the European Union and therefore comply with Article 4 of the EU IAS regulation

In the current year, the Group has adopted IFRS 7 Financial Instruments Disclosures which is effective for annual reporting periods beginning on or after 1 January 2007

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these statements, were in issue but not yet effective

IAS 1 (revised) Presentation of financial statements
IAS 23 (revised) Borrowing costs
IAS 27 (amended) Consolidated and Separate Financial Statements
IFRS 3 (revised) Business combinations
IFRS 8 Operating segments
IFRIC 7 Applying the restatement approach under IAS 29
IFRIC 8 Scope of IFRS 2
IFRIC 9 Reassessment of embedded derivatives
IFRIC 10 Interim financial reporting and impairment
IFRIC 11 IFRS 2 Group and treasury share transactions
IFRIC 12 Service concession arrangements[1]
IFRIC 13 Customer Loyalty Programmes
IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

[1]May not be adopted prior to endorsement for arrangements currently accounted for under IFRIC 4

The Directors do not anticipate that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Group

The consolidated financial information has been prepared on the historical cost basis except for derivatives which are measured at fair value

b) Basis of consolidation

The consolidated financial information includes the results, cash flows and assets and liabilities of Ultra Electronics Holdings plc ("the Company") and its subsidiaries (together, "the Group") made up to 31 December each year

Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary that meet the conditions for recognition under IFRS 3 are measured at their fair values at the date of acquisition Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to the income statement in the period of acquisition

The results of subsidiaries acquired during the year are included in the consolidated income statement from the effective date of acquisition

All intra-group transactions, balances, income and expenses are eliminated on consolidation

c) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses Goodwill is reviewed for impairment at least annually Any impairment is recognised immediately in the income statement and is not subsequently reversed

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit An impairment loss recognised for goodwill is not reversed in a subsequent period

c) Goodwill (continued)

Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in determining any subsequent profit or loss on disposal

d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes Sales of goods are normally recognised when goods are delivered and title has passed

Revenue from long-term contracts is recognised in accordance with the Group's accounting policy on long-term contracts *(see accounting policy 'e) – Long-term contracts')*

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable

e) Long-term contracts

Where the outcome of a long-term contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date This is normally measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer

Where the outcome of a long-term contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable Contract costs are recognised as expenses in the period in which they are incurred

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately

f) Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rates at the date of the transactions Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement

The trading results and cash flows of overseas undertakings are translated into sterling, which is the functional currency of the Company, using the average rates of exchange during the relevant financial period The balance sheets of overseas subsidiary undertakings are translated into sterling at the rates ruling at the year-end Exchange differences arising from the retranslation of the opening balance sheets and results are classified as equity and transferred to the Group's hedging and translation reserve

Goodwill and fair value adjustments on the acquisition of foreign entities are treated as assets and liabilities of the foreign entity and translated at the closing rate The Group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of transition to IFRSs as sterling denominated assets and liabilities

g) Borrowing costs

Borrowing costs are recognised in profit or loss in the period in which they are incurred

h) Government grants

Government grants are recognised in the income statement so as to match them with the expenditure towards which they are intended to contribute, to the extent that the conditions for receipt have been met and there is reasonable assurance that the grant will be received

i) Retirement benefit costs

The Group provides pensions to its employees and Directors through defined benefit and defined contribution pension schemes The schemes are funded and their assets are held independently of the Group by trustees

For defined benefit retirement schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date The actuarial gains and losses are recognised in full in the period in which they occur They are recognised outside the income statement and presented in the statement of recognised income and expense

i) Retirement benefit costs (continued)

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets

Payments to defined contribution retirement schemes are charged as an expense as they fall due

j) Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred

Any internally generated intangible asset arising from development activities is recognised only if an asset is created that can be identified, it is probable that the asset created will generate future economic benefit and the development cost of the asset can be measured reliably

Internally generated assets are amortised on a straight-line basis over their useful lives Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred

k) Other intangible assets

Costs associated with producing or maintaining computer software programmes for sale are recognised as an expense as incurred Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, that will generate economic benefits exceeding costs beyond one year and that can be measured reliably, are recognised as intangible assets Capitalised software development expenditure is stated at cost less accumulated amortisation and impairment losses Amortisation is provided on a straight-line basis over the useful life of the related asset

Acquired computer software licenses for use within the Group are capitalised as intangible assets on the basis of the costs incurred to acquire and bring to use the specific software

Patents and trademarks are stated initially at historical cost Patents and trademarks have definite useful lives and are carried at cost less accumulated amortisation and impairment losses

Intangible assets arising from a business combination whose fair value can be reliably measured are separated from goodwill and amortised on a straight line basis over their remaining useful lives

l) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired

Recoverable amount is the higher of fair value less costs to sell and value in use In assessing the value in use, the estimated future cash flows are discounted to their present value If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount An impairment loss is recognised as an expense immediately

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years A reversal of an impairment loss is recognised as income immediately

m) Property, plant and equipment

Property, plant and equipment is shown at original historical cost, net of depreciation and any provision for impairment

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows

Freehold buildings	40 to 50 years
Short leasehold improvements	over remaining period of lease
Plant and machinery	3 to 20 years

Freehold land is not depreciated

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease

n) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee All other leases are classified as operating leases

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability Finance charges are charged directly against income

Operating lease rentals are charged to income on a straight-line basis over the term of the relevant lease

o) Inventories

Inventories are valued at the lower of cost (determined on a first-in, first-out basis and including an appropriate proportion of overheads incurred in bringing the inventories to their present location and condition) and net realisable value Provision is made for any obsolete, slow moving or defective items

p) Trade receivables

Trade receivables are measured at fair value Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired

q) Cash and cash equivalents

Cash and cash equivalents comprise cash in-hand, call deposits and bank overdrafts where there is right of set off Bank overdrafts are presented as current liabilities to the extent that there is no right of offset with cash balances

r) Trade payables

Trade payables are stated at their fair value

s) Bank loans and overdrafts

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs Finance charges including premiums payable on settlement or redemption and direct issue costs are accounted for on an accruals basis in profit or loss using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise

t) Share-based payments

The Group issues equity settled share-based payments to certain employees Equity settled share-based payments are measured at fair value at the date of grant The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest Fair value is measured by use of an option pricing model

u) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and where it is probable that an outflow of economic benefits will be required to settle the obligation

Provision is made for the anticipated cost of repair and rectification of products under warranty, based on known exposures and historical occurrences Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to affected parties

v) Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs

w) Taxation

The tax expense represents the sum of the current tax payable and deferred tax

The current tax payable is based on taxable profit for the year Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities

x) Derivative financial instruments

Ultra uses derivative financial instruments, principally forward foreign currency contracts and interest rate swaps, to reduce its exposure to exchange rate and interest rate movements Ultra does not hold or issue derivatives for speculative or trading purposes

Derivative financial instruments are recognised as assets and liabilities and measured at their fair values at the balance sheet date Changes in their fair values are recognised in the income statement and this is likely to cause volatility in situations where the carrying value of the hedged item is not adjusted to reflect fair value changes arising from the hedged risk Provided the conditions specified by IAS 39 are met, hedge accounting may be used to mitigate this income statement volatility Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise

Hedge accounting will not generally be applied to transactional hedging relationships, such as hedges of forecast or committed transactions However, hedge accounting will be applied to translational hedging relationships where it is permissible under IAS 39 When hedge accounting is used, the relevant hedging relationships will be classified as fair value hedges, cash flow hedges or net investment hedges

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability will be adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss will be recognised in the income statement where, to the extent that the hedge is effective, it will be offset by the change in the fair value of the hedging instrument

Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent that the hedge is effective, changes in the fair value of the hedging instrument will be recognised directly in equity rather than in the income statement Any gain or loss relating to the ineffective portion is recognised immediately in the income statement For cash flow hedges of forecasted future transactions, when the hedged item is recognised in the financial statements, the accumulated gains and losses recognised in equity will be either recycled to the income statement or, if the hedged items results in a non-financial asset, will be recognised as adjustments to its initial carrying amount

y) Critical accounting judgements and key sources of estimation uncertainty

CONTRACT REVENUE AND PROFIT RECOGNITION

A significant proportion of the Group's activities are conducted under long term contract arrangements and are accounted for in accordance with IAS 11 Construction Contracts

Revenue and profit on such contracts is recognised according to the stage of completion of the contract activity at the balance sheet date of the particular contract and is calculated by reference to reliable estimates of contract revenue and expected costs Expected costs are calculated after taking account of the perceived contract risks related to performance not yet proven

Owing to the complexity of some of the contracts undertaken by the Group the cost estimation process requires significant judgement and is carried out using the experience of the Group's engineers, project managers and finance and commercial professionals Because of the level of judgement required, cost estimates are reviewed and updated on a regular basis using the Group's established project management processes Some of the factors that will impact upon cost estimates include the availability of suitably qualified labour, the nature and complexity of the work to be performed, the availability of materials, the impact of change orders and the performance of sub-contractors

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised immediately as an expense

Where services are rendered, sales are recognised when the stage of completion of the services and the related revenue and costs can be measured reliably

Where goods are delivered under arrangements not considered to fall under the scope of IAS 11 Construction Contracts, revenue is recognised when substantially all of the risks and rewards of ownership have transferred to the customer

RETIREMENT BENEFIT PLANS

The Group accounts for its post-retirement pension plans in accordance with IAS 19 Employee Benefits

For defined benefit retirement plans, the cost of providing benefits is determined periodically by independent actuaries and charged to the income statement in the period in which those benefits have been earned by the employees Actuarial gains and losses are recognised in full in the period in which they arise and are recognised in the statement of recognised income and expense

The retirement benefit obligation recognised in the balance sheet represents the present value of the scheme liabilities as reduced by the fair value of the scheme assets

The main assumptions used in determining the defined benefit post retirement obligation include the discount rate used in discounting scheme liabilities, the inflation rate, the expected rate of salary inflation, the expected rate of future pension increases, expected returns on scheme assets and future mortality assumptions For each of these assumptions, there is a range of possible values Relatively small changes in some of these variables can have a significant impact on the level of the total obligation

The valuation of Pension Scheme assets and liabilities at a specific point of time rather than over a period of time can lead to significant annual movements in the pension scheme deficit as calculated under IAS 19, but has no impact on short-term cash contributions since these are based upon separate independent actuarial valuations

Details of the pension scheme assumptions and obligation at 31 December 2007 are provided in note 28

INTANGIBLE ASSETS

IFRS 3 Business Combinations requires that goodwill arising on the acquisition of subsidiaries is capitalised and included in intangible assets IFRS 3 also requires the identification of other intangible assets at acquisition The assumptions involved in valuing these intangible assets requires the use of estimates and judgements, that may differ from the actual outcome These estimates and judgements cover future growth rates, expected inflation rates and the discount rate used

Goodwill is not amortised but is tested annually for impairment The impairment review requires the use of estimates related to the future profitability and cash generating ability of the related business The estimates used may differ from the actual outcome

Details of the impairment loss calculations are provided in note 13

To the members of Ultra Electronics Holdings plc

We have audited the individual Company financial statements (the "Company financial statements") of Ultra Electronics Holdings plc for the year ended 31 December 2007 which comprise the Company balance sheet, the related notes 30 to 40 and the statement of accounting policies for the Company These Company financial statements have been prepared under the accounting policies set out therein We have also audited the information in the Directors' Remuneration report that is described as having been audited

We have reported separately on the Group financial statements of Ultra Electronics Holdings plc for the year ended 31 December 2007

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration report and the Company financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice are set out in the statement of Directors' responsibilities

Our responsibility is to audit the Company financial statements and the part of the Directors' Remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the Company financial statements give a true and fair view in accordance with the relevant framework and whether the Company financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 We report to you whether, in our opinion, the information given in the Directors' report is consistent with the Company financial statements The information given in the Directors' report includes that specific information presented in the Operating and Financial Review that is cross referred from the Directors' report We also report to you, if in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' Remuneration and other transactions is not disclosed

We also report to you if, in our opinion, the Company has not complied with any of the four Directors' Remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes We give a statement, to the extent possible, of details of any non-compliance

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2006 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's Corporate governance procedures or its risk and control procedures

We read the Directors' report and the other information contained in the Annual Report for the above year and described in the contents section including the unaudited part of the Directors' Remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Company financial statements

Our responsibilities do not extend to any further information outside the Annual Report

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company financial statements and the part of the Directors' Remuneration report described as having been audited It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed

Basis of audit opinion (continued)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company financial statements and the part of the Directors' Remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration report described as having been audited

Opinion

In our opinion

- the Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2007,
- the Company financial statements and the part of the Directors' Remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985, and
- the information given in the Directors' report is consistent with the financial statements

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Reading, United Kingdom
22 February 2008

31 December 2007

	Note	2007 £ 000	2006 £ 000
Fixed assets			
Tangible assets	31	285	208
Investments	32	227,817	150,594
		228,102	150,802
Current assets			
Debtors Amounts falling due within one year	33	1,296	1,222
		1,296	1,222
Creditors Amounts falling due within one year	35	(62,910)	(49,289)
Net current liabilities		(61,614)	(48,067)
Total assets less current liabilities		166,488	102,735
Creditors Amounts falling due after more than one year	36	(41,987)	(46,169)
Net assets		124,501	56,566
Capital and reserves			
Called-up share capital	37	3,394	3,378
Share premium account	38	35,061	33,180
Profit and loss account	38	88,018	22,700
Own shares	39	(1,972)	(2,692)
Equity shareholders' funds		124,501	56,566

The financial statements were approved by the Board of Directors and authorised for issue on 22 February 2008

On behalf of the Board
D Caster, *Chief Executive*
D Jeffcoat, *Finance Director*
22 February 2008

The accompanying notes are an integral part of this balance sheet

Financials – Company

30 Staff costs

	2007 £'000	2006 £'000
Employee costs during the year amounted to		
Wages and salaries	1,549	1,806
Social security costs	416	322
Other pension costs	255	185
	2,220	2,313

The average number of persons employed by the Company during the year was as follows

	2007 number	2006 number
Support services	10	9

31 Tangible fixed assets

	Plant and machinery £'000
Cost	
At 1 January 2006	287
Additions	184
At 1 January 2007	471
Additions	148
At 31 December 2007	619
Accumulated depreciation	
At 1 January 2006	244
Charge	19
At 1 January 2007	263
Charge	71
At 31 December 2007	334
Net book value	
At 31 December 2007	285
At 31 December 2006	208

32 Investments

a) Principal subsidiary undertakings

The Company owns either directly or indirectly 100% of the ordinary share capital of the following principal subsidiary undertakings

Name	Place of registration or incorporation
Ultra Electronics Limited	England and Wales
Ultra Electronics Inc	USA
Ultra Electronics Canada Defence Inc	Canada

The principal activity of the subsidiary undertakings is the design, development and manufacture of electronic systems

32 Investments (continued)

b) Investment in subsidiary undertakings

	Total 2007 £'000
Cost	
At 1 January 2007	150,594
Foreign exchange differences	1,648
Additions	159,332
Disposals	(48,896)
Redemption of long-term loans	(34,861)
At 31 December 2007	227,817
Net book value	
At 31 December 2007	227,817
At 31 December 2006	150,594

33 Debtors

	2007 £'000	2006 £'000
Amounts falling due within one year		
Amounts owed by subsidiary undertakings	263	-
Deferred tax assets	676	998
Other debtors	331	203
Prepayments and accrued income	26	21
	1,296	1,222

34 Deferred tax

Movements in the deferred tax asset were as follows

	2007 £'000	2006 £'000
Beginning of year	998	19
Credit to the profit and loss account	202	987
Debit to equity	(524)	(8)
	676	998

The deferred tax balances are analysed as follows

	2007 £'000	2006 £'000
Accelerated capital allowances	(1)	(2)
Timing differences relating to share schemes	663	987
Other timing differences relating to current assets and liabilities	14	13
Deferred tax asset	676	998

These balances are shown as follows

	2007 £'000	2006 £'000
Debtors Amounts falling due within one year	676	998

35 Creditors Amounts falling due within one year

	2007 £'000	2006 £'000
Bank loans and overdraft	39,733	26,525
Amounts owed to subsidiary undertakings	21,614	21,557
Other creditors		
– VAT	128	-
– social security and PAYE	173	157
– other creditors	354	353
Accruals and deferred income	908	697
	62,910	49,289

36 Creditors Amounts falling due after more than one year

	2007 £'000	2006 £'000
Bank loans	41,987	32,722
Amounts owed to subsidiary undertakings	-	13,447
	41,987	46,169

The bank loans are unsecured and due for repayment in 3 years Interest is charged at 0 375% over base rate

Borrowings fall due as analysed below

	2007 £'000	2006 £'000
Bank loans and overdraft		
In one year or less, or on demand	39,733	26,525
In more than one year but less than five years	42,192	32,998
	81,925	59,523
Less unamortised finance costs of debt	(205)	(276)
	81,720	59,247
Less included in creditors amounts falling due within one year	(39,733)	(26,525)
Less included in creditors amounts falling due after more than one year	(41,987)	(32,722)
	-	-

37 Called-up share capital

	2007 No	2007 £'000	2006 No	2006 £'000
Authorised				
5p ordinary shares	90,000,000	4,500	90,000,000	4,500
Allotted, called-up and fully paid				
5p ordinary shares	67,885,730	3,394	67,557,441	3,378

328,289 ordinary shares having a nominal value of £16,414 were allotted during the year under the terms of the Group's various Share Option Schemes The aggregate consideration received by the Company was £1,897,324

38 Reserves

	Share premium £'000	Profit and loss account £'000
Beginning of year	33,180	22,700
Disposal of own shares	-	(720)
Share based payments	-	765
Retained profit for the year	-	78,251
Dividends paid	-	(12,978)
Issue of new shares	1,881	-
End of year	35,061	88,018

The profit and loss account includes £65,400,000 which is not distributable Further details in respect of dividends are presented in note 11 to the Group financial statements

39 Own shares

	Long-Term Incentive Plan shares £'000
Cost	
Beginning of year	(2,692)
Disposals	720
End of year	**(1,972)**

The Company holds 356,189 own shares (2006 491,740)

40 Guarantees and other financial commitments

Lease commitments

The minimum rentals for the next 12 months are as follows

	Plant and machinery 2007 £ 000	Plant and machinery 2006 £ 000
Operating lease rentals which expire		
– within one year	18	20
– between two to five years	14	10
	32	30

Financials – Company

A summary of the Company's principal accounting policies, which has continued to apply United Kingdom accounting standards, all of which have been applied consistently throughout the year and preceding year in the separate financial information presented for the Company, are set out below

a) Basis of accounting

The Company accounts have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards

No profit and loss account is presented for the Company, as permitted by section 230 of the Companies Act 1985 The Company's retained profit for the year is disclosed in note 38

b) Fixed assets and depreciation

Tangible fixed assets are shown at original historical cost, net of depreciation and any provision for impairment

Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows

Plant and machinery	3 to 20 years
IT hardware and software	3 to 5 years

c) Taxation

UK Corporation tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date Timing differences are differences between the Company's taxable profits and its results as stated in the financial statements These arise from including gains and losses in tax assessments in different periods from those recognised in the financial statements

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing difference can be deducted

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date Deferred tax is not discounted

d) Retirement benefit costs

The Company provides pensions to its employees and Directors through defined benefit and defined contribution pension schemes The schemes are funded and their assets are held independently of the Group by trustees

The amount charged to the profit and loss account for defined benefit schemes is the estimated regular cost of providing the benefits accrued in the period adjusted to reflect variations from the cost The regular cost is calculated so that it represents a substantially level percentage of current and future pensionable payroll

Any difference between the amount charged to the profit and loss account and contributions paid to the pension scheme is shown as a separately identifiable liability or asset in the balance sheet

Certain employees and Directors participated in the UK defined benefit scheme operated by Ultra Electronics Limited Paragraph 9(b) of FRS 17 allows for a defined benefit scheme to be accounted for as a defined contribution scheme where there are multi-employers and one employer is unable to identify its share of the underlying assets and liabilities on a consistent and reasonable basis The Ultra Electronics Limited defined benefit scheme has been accounted for on this basis The deficit in the scheme at 31 December 2007 was £40 9 million (2006 £35 1 million) Further disclosures in relation to this pension scheme are given in note 28 to the financial statements

Payments to defined contribution retirement schemes are charged as an expense as they fall due

e) Investments

Fixed asset investments are shown at cost less provision for impairment

f) Foreign currency

Transactions denominated in foreign currencies are recorded in the local currency at the actual exchange rates at the date of the transactions (or, where appropriate, at the rate of exchange in a related forward exchange contract) Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date (or, where appropriate, at the rate of exchange in a related forward exchange contract) Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account

g) Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease term and their useful lives The capital element of future lease obligations are recorded as liabilities, whilst the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of the capital repayments outstanding Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives

Rentals under operating leases are charged on a straight line basis over the lease term, even if the payments are not made on such a basis

h) Share-based payments

The Company issues equity settled share-based payments to certain employees Equity settled share-based payments are measured at fair value at the date of grant The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest Fair value is measured by use of an option pricing model, using the assumptions disclosed within the Group accounts in note 24

i) Bank loans and overdrafts

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs Finance charges including premiums payable on settlement or redemption and direct issue costs are accounted for on an accruals basis in profit or loss using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise

By category of shareholder

	Shares held	
	Number '000	% share capital
Unit trusts	25,970	38
Pension funds	13,605	20
Insurance companies	6,017	9
Private investors	3,213	5
Investment trusts and other funds	1,901	3
Charities	1,660	2
Other	15,520	23
	67,886	100

By size of holding

	Holders		Shares held	
	Number	% of holders	Number '000	% share capital
1-100	141	9	8	-
101-500	521	34	141	-
501-1,000	283	18	212	-
1,001-5,000	290	19	629	1
5,001-10,000	55	3	410	1
10,001-50,000	118	8	2,888	4
50,001-100,000	38	2	2,767	4
100,001 and over	108	7	60,831	90
	1,554	100	67,886	100

Financial calendar

11 April 2008 Record date for 2007 final dividend
25 April 2008 Annual General Meeting
6 May 2008 2007 final dividend paid
30 July 2008 Interim results announced
September 2008 2008 interim dividend paid

	UK GAAP Restated 2003 £m	IFRS 2004 £m	2005 £m	2006 £m	2007 £m
Revenue					
Aircraft & Vehicle Systems	79 9	76 6	84 4	93 9	100 0
Information & Power Systems	95 5	113 7	117 3	120 5	126 6
Tactical & Sonar Systems	109 0	120 4	140 7	162 6	186 3
Total revenue	284 4	310 7	342 4	377 0	412 9
Headline operating profit[1]					
Aircraft & Vehicle Systems	13 9	14 9	15 9	13 2	16 1
Information & Power Systems	11 0	15 0	18 1	19 3	19 6
Tactical & Sonar Systems	12 6	13 4	17 1	25 0	27 2
Total headline operating profit[1]	37 5	43 3	51 1	57 5	62 9
Margin[1]	13 2%	13 9%	14 9%	15 3%	15 2%
Profit before tax	34 4	40 1	40 7	55 0	56 6
Profit after tax	20 4	29 2	29 4	39 6	41 2
Operating cash flow[2]	48 3	46 9	53 8	56 5	52 2
Free cash flow before dividends, acquisitions and financing[3]	35 7	36 0	38 1	40 9	36 3
Net debt at year-end[4]	(30 3)	(24 1)	(34 3)	(7 2)	(14 2)
Headline earnings per share (p)[5]	38 2	43 7	50 7	58 4	65 4
Dividends per share (p)[6]	12 3	13 8	15 9	18 5	21 2
Average employee numbers	2,505	2,678	2,880	2,989	3,054

[1] Before amortisation of goodwill and amortisation of intangibles arising on acquisition

[2] Cash generated by operations, less net capital expenditure, R&D and LTIP share purchases

[3] Free cash flow before dividends, acquisitions and financing has been adjusted to include the purchase of Long-Term Incentive Plan shares, which are included in financing activities

[4] Bank overdrafts and loans less cash and cash equivalents

[5] Before goodwill amortisation, amortisation of intangibles arising on acquisition and profit or loss on derivative financial instruments

[6] Represents dividends per share on a dividends declared basis

Shareholders

Business addresses

Aircraft & Vehicle Systems

Controls
417 Bridport Road
Greenford
Middlesex UB6 8UE
England
Tel +44 (0) 20 8813 4444
www ultra-controls com

Datel
Taylor House
Caxton Road
Fulwood
Preston PR2 9ZB
England
Tel +44 (0) 1772 907500
www ultra-datel com

Electrics
Kingsditch Lane
Cheltenham
Gloucestershire GL51 9PG
England
Tel +44 (0) 1242 221166
www ultra-electrics com

Measurement Systems Inc
50 Barnes Park North
Suite 102
Wallingford
Connecticut 06492
USA
Tel +1 203 949 3500
www ultra-msi com

Precision Air Systems
Anson Business Park
Cheltenham Road East
Gloucester GL2 9QN
England
Tel +44 (0) 1452 714382
www ultra-pas com

Information & Power Systems

Advanced Tactical Systems
3300 Duval Road Suite 200
Austin
Texas 78759
USA
Tel +1 512 327 6795
www ultra-ats com

Airport Systems
The Oaks
Crewe Road
Wythenshawe
Manchester M23 9SS
England
Tel +44 (0) 161 946 3600
www ultra-as com

Command & Control Systems
Knaves Beech Business Centre
Loudwater
High Wycombe
Buckinghamshire HP10 9UT
England
Tel +44 (0) 1628 530000
www ultra-ccs com

EMS
95 Horseblock Road
PO Box 640
Yaphank
New York 11980
USA
Tel +1 631 345 6200
www ultra-ems com

Manufacturing & Card Systems
Waverley House
Hampshire Road
Granby Estate
Weymouth
Dorset DT4 9XD
England
Tel +44 (0) 1305 784738
www ultra-mcs com

PMES
Armitage Road
Rugeley
Staffordshire WS15 1DR
England
Tel +44 (0) 1889 503300
www ultra-pmes com

SML Technologies
316 Botley Road
Burridge
Southampton
Hampshire SO31 1EQ
England
Tel +44 (0) 1489 557373
www ultra-sml com

Tactical & Sonar Systems

Audiopack
4933 Neo Parkway
Garfield Heights
Ohio 44128
USA
Tel +1 216 332 7040
www ultra-ap com

Criticom
4211 Forbes Boulevard
Lanham
Maryland 20706
USA
Tel +1 301 306 0600
www ultra-criticom com

DNE Technologies
50 Barnes Park North
Wallingford
Connecticut 06492
USA
Tel +1 203 265 7151
www ultra dne com

Flightline Systems
7625 Omnitech Place
Victor
New York 14564
USA
Tel +1 585 924 4000
www ultra-fei com

Maritime Systems
40 Atlantic Street
Dartmouth
Nova Scotia B2Y4N2
Canada
Tel +1 902 466 7491
www ultra-uems com

Ocean Systems
115 Bay State Drive
Braintree
Massachusetts 02184
USA
Tel +1 781 848 3400
www ultra-os com

Sonar & Communication Systems
419 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel +44 (0) 20 8813 4567
www ultra-scs com

Tactical Communication Systems
5990 Côte de Liesse
Montreal
Quebec H4T 1V7
Canada
Tel +1 514 855 6363
www ultra tcs com

UnderSea Sensor Systems Inc
4578 East Park 30 Drive
Columbia City
Indiana 46725
USA
Tel +1 260 248 3500
www ultra ussi com

Registered Office
Ultra Electronics Holdings plc
417 Bridport Road
Greenford
Middlesex UB6 8UA
England
Tel +44 (0) 20 8813 4321
Fax +44 (0) 20 8813 4322
www ultra-electronics com
information@ultra-electronics com

Design HAT Associates +44 (0)1242 253112

I. Public Documents

RECEIVED
2008 SEP -9 P 1:34

Ref	Filing Date	Description
I.A.15	07/03/2008	Articles of Association
I.A.16	11/06/2008	Annual Accounts
I.A.17	16/07/2008	Location of Register of Members
I.A.18	18/07/2008	Alteration to Memorandum and articles
I.A.19	06/08/2008	Annual Return
I.A.20	11/08/2008	Director Resigned - Frank Hope
I.A.21		Companies House filing history from 01/01/08 - 31/08/08 to show record of 88(2) forms filed on-line

Company No. 2830397

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ULTRA ELECTRONICS HOLDINGS PLC

Incorporated 25 June 1993

as adopted by special resolution passed on 27 April 2007

D. Jeffcoat
27 April 2007

3531007-1

CONTENTS

PRELIMINARY
1 Interpretation
2 Table A not to apply

SHARE CAPITAL
3 Authorised capital
4 Allotment
5 Power to attach rights
6 Redeemable shares
7 Variation of rights
8 Commission
9 Trusts not recognised
10 Uncertificated Shares

SHARE CERTIFICATES
11 Right to certificate
12 Replacement certificates

LIEN
13 Company's lien on shares not fully paid
14 Enforcement of lien by sale
15 Application of proceeds of sale

CALLS ON SHARES
16 Calls
17 Power to differentiate
18 Interest on calls
19. Payment in advance
20 Amounts due on allotment or issue treated as calls

FORFEITURE
21 Notice if call not paid
22 Forfeiture for non-compliance
23 Notice after forfeiture
24 Disposal of forfeited shares
25 Arrears to be paid notwithstanding forfeiture
26 Surrender

UNTRACED SHAREHOLDERS
27 Power of sale
28 Application of proceeds of sale

TRANSFER OF SHARES
29 Method of transfer
30 Right to refuse registration of a transfer of a certificated share
31 Registration of transfers of uncertificated shares

32 Fees on registration
33 Suspension of registration and closing of register

TRANSMISSION OF SHARES

34 On death
35 Election of person entitled by transmission
36 Rights on transmission

ALTERATION OF SHARE CAPITAL

37 Increase, consolidation, sub-division and cancellation
38 Fractions
39 Reduction of capital
40 Purchase of own shares

GENERAL MEETINGS

41 Annual general meeting
42 Extraordinary general meeting
43 Convening of extraordinary general meetings
44 Length and form of notice
45 Omission to send notice
46 Special business

PROCEEDINGS AT GENERAL MEETINGS

47 Quorum
48 Procedure if quorum not present
49 Chairman
50 Director's right to attend and speak
51 Power to adjourn
52 Notice of adjourned meeting
53 Business at adjourned meeting
54 Accommodation of members at meeting
55 Security

VOTING

56 Method of voting
57 Procedure on a poll
58 Votes of members
59 Casting vote
60 Restriction on voting rights for unpaid calls etc
61 Voting by proxy
62 Deposit of proxy
63 When votes by proxy valid though authority revoked

MISCELLANEOUS

64 Corporate representative
65 Objections to and error in voting
66 Amendments to resolutions
67 Members' written resolutions

68 Class meetings
69 Failure to disclose interests in shares

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

70 Number of directors
71 Power of the Company to appoint directors
72 Power of the board to appoint directors
73 Appointment of executive directors
74 Eligibility of new directors
75 Voting on resolution for appointment
76 Retirement by rotation
77 Directors subject to retirement
78 Position of retiring director
79 Deemed reappointment
80 No retirement on account of age
81 Removal by ordinary resolution
82 Vacation of office by director

ALTERNATE DIRECTORS

83 Appointment
84 Revocation of appointment
85 Participation in board meetings
86 Responsibility

REMUNERATION, EXPENSES AND PENSIONS

87 Directors' fees
88 Additional remuneration
89 Expenses
90 Remuneration and expenses of alternate director
91 Directors' pensions and other benefits
92 Remuneration of executive director

POWERS AND DUTIES OF THE BOARD

93 Powers of the board
94 Powers of directors being less than minimum required number
95 Powers of executive directors
96 Delegation to committees
97 Local management
98 Agents
99 Associate directors
100 Exercise of voting powers
101 Provision for employees
102 Registers
103 Borrowing powers
104 Register of charges
105 Directors' interests

PROCEEDINGS OF DIRECTORS AND COMMITTEES

106 Board meetings
107 Notice of board meetings
108 Quorum
109 Chairman of board
110 Voting
111 Participation by telephone
112 Resolution in writing
113 Proceedings of committees
114 Minutes of proceedings
115 Validity of proceedings of board or committee

SECRETARY AND AUTHENTICATION OF DOCUMENTS
116 Secretary
117 Authentication of documents

SEALS
118 Safe custody
119 Application of seals
120 Official seal for use abroad

DIVIDENDS AND OTHER PAYMENTS
121 Declaration of dividends
122 Interim dividends
123 Entitlement to dividends
124 Method of payment
125 Dividends not to bear interest
126 Calls or debts may be deducted from dividends etc
127 Unclaimed dividends etc
128 Uncashed dividends
129 Payment of dividends in specie
130 Payment of scrip dividends
131 Capitalisation of profits
132 Record dates

ACCOUNTS
133 Keeping and inspection of accounts
134 Accounts to be sent to members etc

SENDING OR SUPPLYING DOCUMENTS OR INFORMATION BY OR TO THE COMPANY
135 Documents or information to be in writing
136 Sending or supplying documents or information to the Company
137 Sending or supplying documents or information by the Company to members
138 Notice by advertisement
139 Evidence of service
140 Notice binding on transferees etc
141 Notice in case of entitlement by transmission

MISCELLANEOUS

Company No 2830397

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ULTRA ELECTRONICS HOLDINGS PLC

as adopted by special resolution passed on 27 April 2007

PRELIMINARY

1 **Interpretation**

(A) In the articles

"**articles**" means these articles of association as amended from time to time,

"**auditors**" means the auditors of the Company,

"**board**" means the board of directors of the Company or the directors present or deemed to be present at a duly convened meeting of the directors at which a quorum is present,

"**business day**" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London,

"**certificated**" in relation to a share means a share which is recorded in the register as being held in certificated form,

"**clear days**" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect, and, for the purpose of calculating a period of clear days, account shall be taken of all days regardless of whether or not they are a business day,

"**company**" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Companies Act 1985,

"**Companies Acts**" means the Companies Acts as defined in section 2 of the Companies Act 2006, insofar as they apply to the Company,

"**director**" means, unless the context otherwise requires, a director of the Company,

"**dividend**" includes bonus,

"**document**" means any document including summons, notice, order or other legal process and registers,

"**document or information sent or supplied in electronic form**" means a document or information sent or supplied in electronic form

(i) by electronic means as defined in section 1168(4) of the Companies Act 2006 (for example, by e-mail or fax), or

(ii) by any other means while in an electronic form (for example, sending a disk by post),

and "**electronic form**" shall be construed accordingly,

"**entitled by transmission**" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law,

"**executed**" includes, in relation to a document, execution under hand or under seal or by another method permitted by law,

"**holder**" means, in relation to a share, the member whose name is entered in the register as the holder of that share,

"**London Stock Exchange**" means London Stock Exchange Limited,

"**member**" means, unless the context otherwise requires, a member of the Company,

"**office**" means the registered office of the Company,

"**operator**" means Operator as defined in the Uncertificated Securities Regulations,

"**paid**", "**paid up**" and "**paid-up**" include credited as paid or paid up,

"**participating issuer**" has the meaning given to that expression in the Uncertificated Securities Regulations,

"**participating security**" means a share or class of shares or a renounceable right of allotment of a share, title to which is permitted to be transferred by means of a relevant system in accordance with the Uncertificated Securities Regulations,

"recognised person" means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange which is designated for the purposes of section 185(4) of the Companies Act 1985,

"register" means, unless the context otherwise requires, the register of members kept pursuant to section 352 of the Companies Act 1985 and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share,

"relevant system" has the meaning given to that expression in the Uncertificated Securities Regulations,

"seal" means, unless the context otherwise requires, the common seal of the Company or any official or securities seal that the Company may have or may be permitted to have under the Companies Acts,

"secretary" means the secretary of the Company and includes any assistant or deputy secretary and a person appointed by the board to perform the duties of the secretary,

"Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 1995, including any modification, re-enactment or substitute regulations for the time being in force,

"uncertificated" in relation to a share means a share title to which is recorded in the register as being held in uncertificated form and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of a relevant system, and

"writing or written" means printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words, symbols or other information in a legible and non-transitory form whether in electronic form or otherwise

(B) Words and expressions contained in these articles which are not defined in paragraph (A) have, unless the contrary is indicated, the same meaning as in the Companies Acts If there is any inconsistency between words and expressions used in the Companies Act 1985 and the Companies Act 2006, the words or expressions shall bear the meaning as in the relevant act concerned

(C) For the purposes of these articles, references to a relevant system shall be deemed to relate to the relevant system on which the particular share or class of shares or renounceable right of allotment of a share concerned in the capital of the Company is a participating security for the time being and all references in these articles to the giving of an instruction by means of a relevant system shall be deemed to relate to a properly authenticated dematerialised instruction given in accordance with the Uncertificated Securities Regulations and the giving of such instructions shall be subject always to

(i) the facilities and requirements of the relevant system,

(ii) the extent permitted by the Uncertificated Securities Regulations, and

(iii) the extent permitted by or practicable under the rules and practices from time to time of the operator of the relevant system

(D) Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose

(E) The headings in the articles do not affect the interpretation of the articles

2 **Table A not to apply**

No regulations contained in any statute or subordinate legislation, including the regulations contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 (as amended), apply as the regulations or articles of association of the Company

SHARE CAPITAL

3 **Authorised capital**

The authorised share capital of the Company at the date of adoption of these articles is £4,500,000 divided into 90,000,000 ordinary shares of 5 pence each

4 **Allotment**

(A) Subject to the Companies Acts and relevant authority of the Company in general meeting required by the Companies Acts, the board has general and unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of unissued shares (whether forming part of the original or any increased capital), or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms and conditions as the board may decide but no share may be issued at a discount

(B) The board has general and unconditional authority, pursuant to section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for the first period and each subsequent section 80 period

(C) The board has general power, pursuant to section 95 of the Companies Act 1985, to allot equity securities pursuant to the authority conferred by paragraph (B), as if section 89(1) of the Companies Act 1985 does not apply to such allotment, for the first period and each subsequent section 89 period This power is limited to

(i) allotments of equity securities where the securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares and, if in accordance with their rights the board so determines, holders of other equity securities of any class made in proportion (as nearly as may be) to their existing holdings of ordinary shares or (as the case may be) other equity securities of the class concerned (so that any offer to other holders of

equity securities of any class shall be on the basis of their rights to receive such offer or, failing which, shall be on the basis that their holdings had been converted into or that they had subscribed for ordinary shares on the basis then applicable) but subject to the board having a right to make such exclusions or other arrangements in connection with such offering as it deems necessary or expedient

(a) to deal with equity securities representing fractional entitlements; and

(b) to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory, and

(ii) allotments of equity securities for cash other than pursuant to paragraph (i) up to an aggregate nominal amount equal to the section 89 amount

(D) By the authority and power conferred by paragraphs (B) and (C), the board may during a prescribed period make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after the prescribed period and may allot securities in pursuance of that offer or agreement

(E) In this article 4

(i) **"first period"** means the period from the date of adoption of these articles to the date of the annual general meeting in 2007 or 15 months after the date of adoption of these articles, whichever is the earlier,

(ii) **"subsequent section 80 period"** means any period starting on or after the expiry of the first period (and not exceeding 15 months on any occasion) for which the authority conferred by paragraph (B) is renewed by ordinary or special resolution stating the section 80 amount,

(iii) **"subsequent section 89 period"** means any period starting on or after the expiry of the first period (and not exceeding 15 months on any occasion) for which the power conferred by paragraph (C) is renewed by special resolution stating the section 89 amount,

(iv) **"section 80 amount"** means, for the first period, £1,125,957 and, for a subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company,

(v) **"section 89 amount"** means, for the first period, £168,894 and, for a subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company,

(vi) the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights

(F) The board may at any time after the allotment of a share but before a person has been entered in the register as the holder of the share recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a

renunciation on the terms and conditions the board thinks fit

5 **Power to attach rights**

Subject to the Companies Acts and to the rights attached to existing shares, new shares may be allotted or issued with or have attached to them such special rights or restrictions as the Company may by ordinary resolution decide, or, if no resolution is passed, as the board may decide

6 **Redeemable shares**

Subject to the Companies Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed

7 **Variation of rights**

(A) Subject to the Companies Acts, the rights attached to a class of shares may be varied whether or not the Company is being wound up (i) in such manner (if any) as may be provided by those rights, or (ii) in the absence of any such provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with the articles, but not otherwise

(B) The rights attached to a class of shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by

(i) the creation, allotment or issue of further shares ranking pari passu with or subsequent to them, or

(ii) the purchase or redemption by the Company of its own shares in accordance with the Companies Acts and article 40, or

(iii) the board resolving that a class of shares shall become, or the operator of the relevant system permitting such class of shares to be, a participating security

8 **Commission**

The Company may exercise all powers conferred or permitted by the Companies Acts of paying commission or brokerage Subject to the Companies Acts, commission or brokerage may be satisfied by the payment of cash or the allotment of fully- or partly-paid shares or the grant of an option to call for an allotment of shares or by any combination of these methods

9 **Trusts not recognised**

Except as ordered by a court of competent jurisdiction or as required by law, the Company shall not recognise a person as holding a share on trust and is not bound by or otherwise compelled to recognise (even if it has notice of it) an equitable, contingent, future, partial or other claim to or interest in a share other than an absolute right in the holder to the whole of the share

10 **Uncertificated shares**

(A) Subject to the Companies Acts, the board may resolve that a class of shares is to become a participating security and may at any time determine that a class of shares shall cease to be a participating security

(B) Shares of a class shall not be treated as forming a separate class from other shares of that class merely because any such shares are from time to time held in uncertificated form

(C) Any share of a class which is a participating security, may be changed from an uncertificated share to a certificated share and from a certificated share to an uncertificated share in accordance with the Uncertificated Securities Regulations

(D) For so long as a class of shares remains a participating security, these articles shall only apply to uncertificated shares of that class to the extent they are consistent with -

(i) the holding of shares in that class in uncertificated form,

(ii) the transfer of title to shares in that class by means of a relevant system, and

(iii) the Uncertificated Securities Regulations

(E) Where the Company is entitled under any provisions of the Companies Acts or the rules of any relevant system or under these articles to dispose of, forfeit, enforce a lien over or sell or otherwise procure the sale of any shares which are held in uncertificated form, the board shall have the power (subject to the extent permitted by the Uncertificated Securities Regulations and the rules of the relevant system) to take such steps as may be required, by instruction by means of a relevant system or otherwise, to effect such disposal, forfeiture, enforcement or sale and such powers shall (subject as aforesaid) include the right to

(i) request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form, and/or

(ii) alter such computer-based entries so as to divest the registered holder of such shares of the power to transfer such shares to a person other than the transferee, purchaser or his nominee identified by the Company for this purpose, and/or

(iii) require any holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the holder to take such steps as may be necessary to sell or transfer such shares, and/or

(iv) appoint any person to take such other steps in the name of the holder of such shares as may be required to effect transfer of such shares and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated shares concerned

SHARE CERTIFICATES

11 Right to certificate

(A) Subject to the Companies Acts and the requirements of the London Stock Exchange, a person (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) on becoming the holder of a certificated share is entitled, unless the terms of issue of the shares provide otherwise, without charge, to one certificate for all the certificated shares of a class registered in his name or, in the case of certificated shares of more than one class being registered in his name, to a separate certificate for each class of shares

(B) Where a member (other than a recognised person) transfers part of his shares comprised in a certificate he is entitled, without charge, to one certificate for the balance of certificated shares retained by him

(C) The Company is not bound to issue more than one certificate for certificated shares held jointly by two or more persons and delivery of a certificate to one joint holder is sufficient delivery to all joint holders

(D) A certificate shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up on the shares It shall be issued under a seal, which may be affixed to or printed on it, or in such other manner as the board may approve, having regard to the terms of allotment or issue of the shares and the requirements of the London Stock Exchange

(E) The Company shall not issue to any person a certificate in respect of any uncertificated share

12 Replacement certificates

(A) Where a member holds two or more certificates for shares of one class, the board may at his request, on surrender of the original certificates and without charge, cancel the certificates and issue a single replacement certificate for certificated shares of that class

(B) At the request of a member, the board may cancel a certificate and issue two or more in its place (representing certificated shares in such proportions as the member may specify), on surrender of the original certificate and on payment of such reasonable sum as the board may decide

(C) Where a certificate is worn out, defaced, lost or destroyed, the board may cancel it and issue a replacement certificate on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out-of-pocket expenses incurred by the Company in the investigation of that evidence and the preparation of that indemnity and security as the board may decide, and on surrender of the original certificate (where it is worn out or defaced)

LIEN

13 **Company's lien on shares not fully paid**

(A) The Company has a first and paramount lien on every share (other than a fully-paid share) registered in the name of a member (whether solely or jointly with another person) for an amount payable in respect of the share, whether the due date for payment has arrived or not The lien applies to all dividends from time to time declared or other amounts payable in respect of the share

(B) The board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this article Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share

14 **Enforcement of lien by sale**

(A) For the purpose of enforcing the lien, the board may sell shares subject to the lien in such manner as it may decide, if the due date for payment of the relevant amounts has arrived and payment is not made within 14 clear days after the service of a notice in writing (stating, and demanding payment of, the amounts and giving notice of the intention to sell in default of payment) on the member concerned (or to a person entitled by transmission to the shares)

(B) To give effect to a sale, the board may authorise a person to execute an instrument of transfer of shares in the name and on behalf of the holder of or the person entitled by transmission to the shares to the purchaser or his nominee or, in respect of any uncertificated shares, the board may exercise any of the powers conferred on the Company by article 10(E) to effect transfer of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder of or person entitled by transmission to such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale

15 **Application of proceeds of sale**

The net proceeds of a sale effected under article 14, after payment of the costs of the sale, shall be applied by the Company in or towards satisfaction of the amount in respect of which the lien exists Any residue shall (in respect of any certificated shares sold under article 14 on surrender to the Company for cancellation of the certificate for the shares sold, or the provision of an indemnity (with or without security) as to any lost or destroyed certificate required by the board and subject to a like lien for amounts not presently payable as existed on the shares before the sale) be paid to the member or a person entitled by transmission to the shares immediately before the sale

CALLS ON SHARES

16 **Calls**

Subject to the terms of allotment or issue, the board may make calls on members in respect of amounts unpaid on the shares or a class of shares held by them respectively (whether in respect of nominal value or a premium) and not payable on a date fixed by or in accordance with the terms of allotment or issue Each member shall (on receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called as required by the notice A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the board may decide A call is deemed made at the time when the resolution of the board authorising it is passed A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made The joint holders of a share are jointly and severally liable for payment of a call in respect of that share

17 **Power to differentiate**

The board may make arrangements on the allotment or issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares

18 **Interest on calls**

If the whole of the amount called is not paid on or before the date fixed for payment, the person by whom it is payable shall pay interest on the unpaid amount at such rate as may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at such rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent per annum) as the board may decide, from and including the date fixed for payment until but excluding the date of actual payment and all costs, charges and expenses incurred by the Company by reason of the non-payment The board may waive payment of the interest in whole or in part

19 **Payment in advance**

The board may, if it thinks fit, receive from a member all or part of the amounts uncalled and unpaid on shares held by him A payment in advance of calls extinguishes to the extent of the payment the liability of the member on the shares in respect of which it is made The Company may pay interest on the amount paid in advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent. per annum) as the board may decide

20 **Amounts due on allotment or issue treated as calls**

An amount which becomes payable in respect of a share on allotment or issue or on a date fixed pursuant to the terms of allotment or issue (whether in respect of nominal value or a premium) or as an instalment of a call is deemed to be a call In case of non-payment, the provisions of the articles as to payment of interest and costs, charges and expenses, forfeiture or otherwise apply as if that amount has become payable by virtue of a call

FORFEITURE

21 **Notice if call not paid**

If a member fails to pay the whole of a call or an instalment of a call on or before the date fixed for payment, the board may serve notice on the member or on a person entitled by transmission to the share in respect of which the call was made demanding payment, on a date not less than 14 clear days from the date of the notice, of the amount of the call outstanding and any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment The notice shall state (i) the place where payment is to be made, and (ii) that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited

22 **Forfeiture for non-compliance**

If the notice referred to in article 21 is not complied with, a share in respect of which it is given may, at any time before payment required by the notice has been made, be forfeited by a resolution of the board The forfeiture includes all dividends declared or other amounts payable in respect of the forfeited share and not paid before the forfeiture

23 **Notice after forfeiture**

When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give notice An entry of the fact and date of forfeiture shall be made in the register

24 **Disposal of forfeited shares**

(A) Until cancelled in accordance with the Companies Acts, a forfeited share and all rights attaching to it are deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before the forfeiture the holder or to another person, on such terms and in such manner as the board may decide Where for this purpose a forfeited share is to be transferred, the board may authorise a person to execute an instrument of transfer of the share to the transferee or, in respect of any forfeited share which is held in uncertificated form, the board may exercise any of the powers conferred on the Company by article 10(E) to effect transfer of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder of or person entitled by transmission to such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto The Company may receive the consideration (if any) for the share on its disposal and may register the transferee as the holder of the share

(B) The board may before a forfeited share has been cancelled, sold, re-allotted or otherwise disposed of annul the forfeiture on such conditions as it thinks fit

(C) A statutory declaration by a director or the secretary that a share has been forfeited on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share The declaration (subject if necessary to the execution of an instrument of transfer, or transfer by means of the relevant system, as the case may be) constitutes good title to the share and the person to whom the share is disposed of is not bound to see to the application of the consideration (if any) His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal

25 **Arrears to be paid notwithstanding forfeiture**

A person whose share has been forfeited ceases on forfeiture to be a member in respect of it and shall, in respect of any forfeited share held in certificated form, surrender to the Company for cancellation the certificate for the forfeited share or shares He remains liable to pay, and shall immediately pay to the Company, all calls, interest, costs, charges and expenses owing in respect of the share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at the rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent per annum) as the board may decide The board may if it thinks fit enforce payment without allowance for the value of the share at the time of forfeiture or for consideration received on disposal

26 **Surrender**

The board may accept the surrender of a share liable to be forfeited and in that case references in the articles to forfeiture include surrender

UNTRACED SHAREHOLDERS

27 **Power of sale**

(A) The Company is entitled to sell the share of a member or of a person entitled by transmission if

(i) during a period of not less than 12 years before the date of publication of the advertisements referred to in paragraph (A)(iii) (or, if published on two different dates, the first date) (the "**relevant period**") the Company has paid at least three cash dividends (whether interim or final) in respect of the share,

(ii) throughout the relevant period no cheque, warrant or money order sent by the Company by post in a pre-paid envelope addressed to the holder of the share or to the person entitled by transmission to the share in accordance with article 124(B) has been presented to the paying bank, no payment made by the Company by any other means permitted by article 124 has been claimed or accepted and no communication has been received by the Company from the member or person entitled by transmission (in his capacity as member or person entitled by transmission),

(iii) on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address referred to in paragraph (A)(ii),

(iv) the Company has not, so far as the board is aware, during a further period of three months after the date of the advertisements referred to in paragraph (A)(iii) (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the member or person entitled by transmission (in his capacity as member or person entitled by transmission), and

(v) the Company has first given notice in writing to the London Stock Exchange of its intention to sell the share

(B) In addition to the power of sale conferred by paragraph (A), if during the relevant period or a further period ending on the date when all the requirements of paragraphs (A)(i) to (v) have been satisfied an additional share has been allotted or issued in right of that held at the beginning of, or previously so allotted or issued during, those periods and all the requirements of paragraphs (A)(i) to (v) have been satisfied in respect of the additional share, the Company is entitled to sell the additional share

(C) To give effect to a sale pursuant to paragraphs (A) or (B), in respect of certificated shares the board may authorise a person to execute an instrument of transfer of the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share to the purchaser or his nominee or, in respect of any uncertificated shares, the board may exercise any of the powers conferred on the Company by article 10(E) to effect transfer of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder of or person entitled by transmission to such shares, and the title of the transferee shall not be affected by any

irregularity or invalidity in the proceedings relating thereto The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity or invalidity in the proceedings connected with the sale of the share

28 **Application of proceeds of sale**

The Company shall account to the member or other person entitled by transmission to the share for the net proceeds of sale by carrying any amount received on sale to a separate account The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person Any amount carried to the separate account may either be employed in the business of the Company or invested as the board may think fit No interest is payable on that amount and the Company is not required to account for money earned on it

TRANSFER OF SHARES

29 **Method of transfer**

(A) A member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in another form approved by the board, and the instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee

(B) A member may transfer all or any of his uncertificated shares in the manner provided for in the rules and procedures of the relevant system and in accordance with and subject to the Uncertificated Securities Regulations

(C) The transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of it

30 **Right to refuse registration of a transfer of a certificated share**

(A) Subject to article 69 and the requirements of the London Stock Exchange, the board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share which is not fully paid or the transfer of a certificated share on which the Company has a lien If that share has been admitted to the Official List of the London Stock Exchange, the board may not refuse to register the transfer if this would prevent dealings in the share from taking place on an open and proper basis

(B) Subject to article 69 and the requirements of the London Stock Exchange, the board may also, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share or renunciation of a renounceable letter of allotment unless all of the following conditions are satisfied

(i) it is in respect of only one class of shares,

(ii) it is in favour of a single transferee or renouncee or not more than four joint transferees or renouncees,

(iii) it is duly stamped (if required), and

(iv) it is delivered for registration to the office or such other place as the board may decide, accompanied by the certificate for the certificated shares to which it relates (except in the case of a transfer by a recognised person where a certificate has not been issued, or in the case of a renunciation) and such other evidence as the board may reasonably require to prove the title of the transferor or person renouncing and the due execution by him of the transfer or renunciation or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so

(C) If the board refuses to register the transfer of a certificated share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee An instrument of transfer which the board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it All instruments of transfer which are registered may, subject to article 142, be retained by the Company

31 **Registration of transfers of uncertificated shares**

(A) Subject to the requirements of the London Stock Exchange, the Company shall register a transfer of title to any uncertificated share or any renounceable right of allotment of a share which is a participating security held in uncertificated form in accordance with the Uncertificated Securities Regulations and the rules of the relevant system, but so that the board may refuse to register such a transfer in favour of more than four persons jointly or in any other circumstance permitted by the Uncertificated Securities Regulations

(B) If the board refuses to register the transfer of an uncertificated share or of any such uncertificated renounceable right of allotment of a share the Company shall, within two months after the date on which the transfer instruction relating to such transfer was received by the Company, send notice of the refusal to the transferee

32 **Fees on registration**

No fee may be charged by the Company for registering the transfer of a share or the renunciation of a renounceable letter of allotment or other document or instruction relating to or affecting the title to a share or the right to transfer it or for making any other entry in the register

33 **Suspension of registration and closing of register**

Subject to the Companies Acts and the requirements of the London Stock Exchange, the registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any year) as the board may decide and either generally or in respect of a particular class of shares, but the Company shall not close any register relating to a participating security without the consent of the operator of the relevant system

TRANSMISSION OF SHARES

34 **On death**

(A) The Company may recognise only the personal representative or representatives of a deceased member as having title to a share held by that member alone or to which he alone was entitled In the case of a share held jointly by more than one person, the Company may recognise only the survivor or survivors as being entitled to it

(B) Nothing in the articles releases the estate of a deceased member from liability in respect of a share which has been solely or jointly held by him

35 **Election of person entitled by transmission**

(A) A person becoming entitled by transmission to a share may, on production of any evidence the board may require, elect either to be registered as a member or to have a person nominated by him registered as a member

(B) If he elects to be registered himself, he shall give notice to the Company to that effect If he elects to have another person registered, he shall

(i) if it is a certificated share, execute an instrument of transfer of the share to that person, or

(ii) if it is an uncertificated share, either

(a) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person, or

(b) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person

(C) All the provisions of the articles relating to the transfer of shares apply to the notice or instrument of transfer or instruction (as the case may be) as if it were an instrument of transfer executed or instruction given by the member and his death, bankruptcy or other event giving rise to a transmission of entitlement had not occurred

(D) The board may give notice requiring a person to make the election referred to in article 35(A) If that notice is not complied with within 60 days, the board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made

36 **Rights on transmission**

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share cease The person entitled by transmission may, however, give a good discharge for dividends and other amounts payable in respect of the share and, subject to articles 35 and 124, has the rights to which he would be entitled if he were the holder of the share The person entitled by transmission is not, however, before he is registered as the holder of the share entitled in respect of it to receive notice of or exercise rights conferred by membership in relation to meetings of the Company or a separate meeting of the holders of a class of shares

ALTERATION OF SHARE CAPITAL

37 Increase, consolidation, sub-division and cancellation

The Company may by ordinary resolution

(i) increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution,

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares,

(iii) subject to the Companies Acts, sub-divide all or any of its shares into shares of a smaller amount and may by the resolution decide that the shares resulting from the sub-division have amongst themselves a preference or other advantage or be subject to a restriction, and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled

38 Fractions

(A) If, as the result of consolidation and division or sub-division of shares, members become entitled to fractions of a share, the board may on behalf of the members deal with the fractions as it thinks fit In particular, the Company (treating holdings of the same member or members of uncertificated shares and certificated shares of the same class as if they were separate holdings, unless the board otherwise determines) may

(i) sell fractions of a share to a person (including, subject to the Companies Acts, to the Company) for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion amongst the persons entitled (except that if the amount due to a person is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company), or

(ii) subject to the Companies Acts, allot or issue to a member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be)

(B) To give effect to a sale pursuant to article 38(A)(i) the board may authorise a person to execute an instrument of transfer of shares to the purchaser or his nominee or, in respect of uncertificated shares, the board may exercise any of the powers conferred on the Company by article 10(E) to effect transfer of the shares and may cause the name of the purchaser or his nominee to be entered in the register as the holder of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder and the title of the transferee shall not be effected by any

irregularity or invalidity in the proceedings relating thereto The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale

(C) If shares are allotted or issued pursuant to article 38(A)(ii), the amount required to pay up those shares may be capitalised as the board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 131 In relation to the capitalisation the board may exercise all the powers conferred on it by article 131 without an ordinary resolution of the Company

39 **Reduction of capital**

Subject to the Companies Acts and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way

40 **Purchase of own shares**

Subject to the Companies Acts and the requirements of the London Stock Exchange, the Company may purchase shares of any class (including redeemable shares) in its own capital in any way

GENERAL MEETINGS

41 **Annual general meeting**

The Company shall hold annual general meetings, which shall be convened by the board, in accordance with the Companies Acts

42 **Extraordinary general meeting**

All general meetings of the Company other than annual general meetings are called extraordinary general meetings

43 **Convening of extraordinary general meetings**

The board may convene an extraordinary general meeting whenever it thinks fit The board must convene an extraordinary general meeting immediately on receipt of a requisition from members in accordance with the Companies Acts and in default a meeting may be convened by requisitionists as provided in the Companies Acts At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board An extraordinary general meeting may also be convened in accordance with article 94

44 **Length and form of notice**

(A) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 clear days' notice All other extraordinary general meetings shall be called by not less than 14 clear days' notice

(B) Subject to the Companies Acts, and although called by shorter notice than that specified in paragraph (A), a general meeting is deemed to have been duly called if it is so agreed

(i) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting, and

(ii) in the case of another meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right

(C) The notice of meeting shall specify

(i) whether the meeting is an annual general meeting or an extraordinary general meeting,

(ii) the place, the date and the time of the meeting,

(iii) in the case of special business, the general nature of that business,

(iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such, and

(v) with reasonable prominence, that a member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member

(D) The notice of meeting shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors

(E) The board may determine that persons entitled to receive notices of meeting are those persons entered on the register at the close of business on a day determined by the board, provided that the day determined by the board may not be more than 21 days before the day that the relevant notice of meeting is being sent

(F) The notice of meeting may also specify a time (which shall not be more than 48 hours before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting Changes to entries on the register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote

45 **Omission to send notice**

The accidental omission to send a notice of meeting or, in cases where it is sent out with the

notice, an instrument of proxy to, or the non-receipt of either by, a person entitled to receive it does not invalidate the proceedings at a general meeting

46 **Special business**

All business transacted at a general meeting is deemed special except the following business at an annual general meeting

(i) the receipt and consideration of the annual accounts, the directors' report and auditors' report on those accounts,

(ii) the appointment of directors and other officers in place of those retiring by rotation or otherwise ceasing to hold office,

(iii) the declaration of dividends, and

(iv) the appointment of the auditors (when special notice of the resolution for appointment is not required by the Companies Acts) and the fixing, or determination of the manner of the fixing, of their remuneration

PROCEEDINGS AT GENERAL MEETINGS

47 **Quorum**

(A) No business may be transacted at a general meeting unless a quorum is present The absence of a quorum does not prevent the appointment of a chairman in accordance with the articles, which is not treated as part of the business of the meeting

(B) The quorum for a general meeting is for all purposes two members present in person or by proxy and entitled to vote

48 **Procedure if quorum not present**

(A) If a quorum is not present within thirty minutes from the time fixed for the start of the meeting, the meeting, if convened by or on the requisition of members, is dissolved In any other case it stands adjourned to such time (being not less than 14 days nor more than 28 days later) and place as the chairman (or, in default, the board) decides

(B) At an adjourned meeting the quorum is two members present in person or by proxy and entitled to vote If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting is dissolved

(C) The Company shall give not less than seven clear days' notice of any meeting adjourned for the lack of a quorum and the notice shall state the quorum requirement

49 **Chairman**

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at a general meeting If there is no chairman or deputy chairman, or if at

a meeting neither is present within five minutes after the time fixed for the start of the meeting or neither is willing to act, the directors present shall select one of their number to be chairman If only one director is present and willing to act, he shall be chairman In default, the members present in person and entitled to vote shall choose one of their number to be chairman

50 **Director's right to attend and speak**

A director is entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a member

51 **Power to adjourn**

(A) The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn a meeting from time to time and from place to place or for an indefinite period

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to (i) secure the proper and orderly conduct of the meeting, (ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting, or (iii) ensure that the business of the meeting is properly disposed of

52 **Notice of adjourned meeting**

Without prejudice to article 48(C) and subject always to article 44(E), whenever a meeting is adjourned for 28 days or more or for an indefinite period, at least seven clear days' notice specifying the place, date and time of the adjourned meeting and the general nature of the business to be transacted shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice), the directors and the auditors Except in these circumstances, and subject to article 48(C) and article 44(E), it is not necessary to give notice of an adjourned meeting or of the business to be transacted at the adjourned meeting

53 **Business at adjourned meeting**

No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place

54 **Accommodation of members at meeting**

If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting is duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to (i) participate in the business for which the meeting has been convened, (ii) hear and see all persons present who speak (whether by the use of microphones, loud-speakers,

audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere, and (iii) be heard and seen by all other persons present in the same way

55 **Security**

The board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place The board is entitled to refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions

VOTING

56 **Method of voting**

(A) At a general meeting, a resolution put to the vote of the meeting is decided by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is duly demanded

(B) Subject to the Companies Acts, a poll may be demanded on any question by

(i) the chairman of the meeting,

(ii) not less than five members present in person or by proxy and entitled to vote,

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting, or

(iv) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right

A demand by a proxy is deemed to be a demand by the member appointing the proxy

(C) Unless a poll is demanded and the demand is not withdrawn, a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried

by a particular majority, and an entry to that effect in the book containing the minutes of proceedings, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution

57 **Procedure on a poll**

(A) If a poll is properly demanded, it shall be taken in such manner as the chairman directs He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll The result of the poll is deemed to be the resolution of the meeting at which the poll is demanded

(B) A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than 30 clear days after the date of the demand)

(C) No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken

(D) The demand for a poll may be withdrawn but only with the consent of the chairman A demand withdrawn in this way validates the result of a show of hands declared before the demand is made In the case of a poll demanded before the declaration of the result of a show of hands, the meeting shall continue as if the demand has not been made

(E) The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded

(F) On a poll, votes may be given in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way, whether present in person or by proxy

58. **Votes of members**

(A) Subject to any special terms as to voting on which shares have been allotted or issued, or any suspension or abrogation of voting rights pursuant to the articles, at a general meeting every member present in person shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for every ordinary share of which he is the holder

(B) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other joint holder or holders, and seniority is determined by the order in which the names of the holders stand in the register

(C) A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court A guardian, receiver, curator bonis or other authorised and appointed person may, on a poll, vote by proxy if evidence (to the satisfaction of the board) of the authority of the person claiming to exercise the right to vote is deposited at the office (or at another place specified in accordance with the articles for the deposit of instruments of proxy) within the time limits prescribed by the articles for the deposit of instruments of proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised

59 **Casting vote**

In the case of an equality of votes the chairman has, on a show of hands and on a poll, a casting vote in addition to any vote to which he is entitled as a member

60 **Restriction on voting rights for unpaid calls etc.**

Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid This restriction ceases on payment of the amount outstanding and all costs, charges and expenses incurred by the Company by reason of the non-payment

61 **Voting by proxy**

(A) An instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) executed by the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign

(B) An instrument of proxy is deemed (unless the contrary is stated in it) to confer authority to demand or join in demanding a poll and to vote on a resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit

(C) A proxy need not be a member

(D) A member may appoint more than one proxy to attend on the same occasion When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share

(E) Deposit of an instrument of proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll

(F) An instrument of proxy is (unless the contrary is stated in it) valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates An instrument of proxy is valid for 12 months from the date of execution

(G) Subject to the Companies Acts and the requirements of the London Stock Exchange, the Company may send an instrument of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting If sent the instrument shall provide for two-way voting (without prejudice to a right to abstain) on all resolutions set out in the notice of meeting

62 **Deposit of proxy**

An instrument of proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be

(i) in the case of an instrument in writing, be deposited at the office, or another place in the United Kingdom specified in the notice convening the meeting or in an instrument of proxy or other accompanying document sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the instrument proposes to vote,

(ii) in the case of an appointment contained in electronic form, where an address has been specified by the Company for the purpose of receiving documents or information in electronic form

(a) in the notice convening the meeting, or

(b) in an instrument of proxy or other accompanying sent out by the Company in relation to the meeting, or

(c) in any invitation contained in electronic form to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote,

(iii) in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, deposited as required by paragraph (i) not less than 24 hours before the time appointed for the holding of the adjourned meeting or the taking of the poll, or

(iv) in the case of a meeting adjourned for less than 48 hours or in the case of a poll not taken immediately but taken not more than 48 hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director

An instrument of proxy not deposited or delivered in accordance with this article is invalid The Board may at its discretion treat a faxed or other machine made copy of a written instrument or any document or information sent or supplied in electronic form appointing a proxy as such an appointment for the purpose of this article

In articles 62 and 63, **"address"** in relation to documents or information sent or supplied in electronic form includes a number or address used for the purposes of sending or receiving documents or information by electronic means

63 **When votes by proxy valid though authority revoked**

A vote given or poll demanded by a proxy or authorised representative of a company is valid despite termination of his authority unless notice of termination is received by the Company at the office (or such other place specified for depositing a written instrument of proxy or, where the appointment of the proxy is contained in electronic form, at the address at which such appointment was received) at least one hour before the time for holding the meeting or adjourned meeting at which the vote is given or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast

CORPORATE REPRESENTATIVE

64 A company which is a member may, by resolution of its directors or other governing body, authorise a person to act as its representative at a meeting or at a separate meeting of the holders of a class of shares (the **"representative"**) The representative is entitled to exercise on behalf of the company those powers that the company could exercise if it were an individual member The company is for the purposes of the articles deemed to be present in person at a meeting if the representative is present All references to attendance and voting in person shall be construed accordingly A director, the secretary or other person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers

OBJECTIONS TO AND ERROR IN VOTING

65 No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs An objection properly made shall be referred to the chairman and only invalidates the result of the voting if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting The decision of the chairman is conclusive and binding on all concerned

AMENDMENTS TO RESOLUTIONS

66 No amendment to a resolution duly proposed as a special or extraordinary resolution other than an amendment to correct a patent error may be considered or voted on No amendment to a resolution duly proposed as an ordinary resolution other than an amendment to correct a patent error may be considered or voted on unless either (i) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is

to be considered, notice of the terms of the amendment and intention to move it has been lodged at the office, or (ii) the chairman in his absolute discretion decides that the amendment may be considered or voted on If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling

MEMBERS' WRITTEN RESOLUTIONS

67 A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present is as effective as if it had been passed at a general meeting duly convened and held The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more members If the resolution in writing is described as a special resolution or as an extraordinary resolution, it has effect accordingly

CLASS MEETINGS

68 A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as an extraordinary general meeting, except that

(i) no member, other than a director, is entitled to notice of it or to attend unless he is a holder of shares of that class,

(ii) no vote may be given except in respect of a share of that class,

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class,

(iv) the quorum at an adjourned meeting is two persons holding shares of that class who are present in person or by proxy, and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder

FAILURE TO DISCLOSE INTERESTS IN SHARES

69

(A) Where notice is served by the Company under section 793 of the Companies Act 2006 (a "**section 793 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 793 notice in right of those shares) to give the Company the information required within the prescribed period from the date of the section 793 notice, the following sanctions apply, unless the board otherwise decides.

(i) the member is not entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of

shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, and

(ii) where the default shares represent at least 0 25 per cent in nominal value of the issued shares of their class

(a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member is not entitled to elect, pursuant to article 128, to receive shares instead of a dividend, and

(b) no transfer of any default shares held in certificated form shall be registered unless the transfer is an excepted transfer or

(1) the member is not himself in default in supplying the information required, and

(2) the member proves to the satisfaction of the board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer, and/or

(c) the board may give notice in writing to any member holding default shares in uncertificated form, requiring the member to change his holding of uncertificated default shares to certificated form within any period specified in the notice and requiring the member to continue to hold such default shares in certificated form for so long as the default subsists The board may also appoint any person to take such other steps, by instruction by means of a relevant system or otherwise, in the name of the holder of such default shares, to effect conversion of such shares to certificated form and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated default shares

(B) The sanctions under paragraph (A) cease to apply seven days after the earlier of

(i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares transferred, and

(ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 793 notice

(C) Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 793 notice to another person, it shall at the same time send a copy of the section 793 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A)

(D) In this article 69

(i) a person, other than the member holding a share, is treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section 793 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested,

(ii) "**interested**" is construed as it is for the purpose of section 793 of the Companies Act 2006;

(iii) reference to a person having failed to give the Company the information required by a section 793 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(iv) the "**prescribed period**" means 14 days,

(v) an "**excepted transfer**" means, in relation to shares held by a member

(a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428(1) of the Companies Act 1985), or

(b) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or another stock exchange outside the United Kingdom on which shares in the capital of the Company are normally traded, or

(c) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

(E) The provisions of this article are in addition and without prejudice to the provisions of the Companies Acts

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

70 **Number of directors**

Unless and until otherwise decided by the Company by ordinary resolution the number of directors is subject to a maximum of 15 and must not be less than two

71 **Power of the Company to appoint directors**

Subject to the articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the board, but the

total number of directors may not exceed any maximum number fixed in accordance with the articles

72 **Power of the board to appoint directors**

Without prejudice to the power of the Company to appoint a person to be a director pursuant to the articles, the board may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting He is not required, and is not taken into account in determining the number of directors who are, to retire by rotation at the meeting

73 **Appointment of executive directors**

Subject to the Companies Acts, the board may appoint one or more of its body to hold employment or executive office (including, without limitation, that of chief executive officer) with the Company for such term (subject to the Companies Acts) and on any other conditions the board thinks fit The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise

74 **Eligibility of new directors**

(A) No person other than a director retiring (by rotation or otherwise) may be appointed or reappointed a director at a general meeting unless

(i) he is recommended by the board, or

(ii) not less than seven nor more than 42 days before the date fixed for the meeting, notice has been given to the Company by a member (other than the person to be proposed) qualified to vote at the meeting of the intention to propose that person for appointment or reappointment The notice shall (a) state the particulars which would, if the proposed director were appointed or reappointed, be required to be included in the Company's register of directors, (b) be accompanied by notice given by the proposed director of his willingness to be appointed or reappointed, and (c) be lodged at the office

(B) A director need not be a member

75 **Voting on resolution for appointment**

A resolution for the appointment of two or more persons as directors by a single resolution is void unless an ordinary resolution that the resolution for appointment is proposed in this way has first been agreed to by the meeting without a vote being given against it

76 **Retirement by rotation**

At each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third, shall retire from office If there are fewer than three directors who are subject to retirement by rotation, one shall retire from office

77 **Directors subject to retirement**

Subject to the Companies Acts and the articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot The directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting

78 **Position of retiring director**

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed If he is not reappointed or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting

79 **Deemed reappointment**

At a general meeting at which a director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring director is, if willing, deemed reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost

80 **No retirement on account of age**

Subject to the requirements of the Companies Acts, no person is incapable of being appointed a director by reason of his age

81 **Removal by ordinary resolution**

In addition to any power of removal conferred by the Companies Acts, the Company may by ordinary resolution remove a director before the expiration of his period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may (subject to the articles) by ordinary resolution appoint another person who is willing to act to be a director in his place A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a

director on the date on which the person in whose place he is appointed was last appointed or reappointed a director

82 **Vacation of office by director**

(A) Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if

(i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting,

(ii) he ceases to be a director by virtue of a provision of the Companies Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director,

(iii) he becomes bankrupt, has an interim receiving order made against him, makes an arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act,

(iv) an order is made by a court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian, receiver, curator bonis or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any statute for the time being in force in the United Kingdom relating to mental disorder or, in any other territory, in pursuance of an application for admission under analogous legislation or regulation and the board resolves that his office be vacated,

(v) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated, or

(vi) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise)

(B) A resolution of the board declaring a director to have vacated office under the terms of this article is conclusive as to the fact and grounds of vacation stated in the resolution

ALTERNATE DIRECTORS

83 **Appointment**

(A) A director (other than an alternate director) may by notice delivered to the secretary at the office, or in any other manner approved by the board, appoint as his alternate director

(i) another director, or

(ii) another person approved by the board and willing to act.

No appointment of an alternate director who is not already a director is effective until his

consent to act as a director in the form prescribed by the Companies Acts has been received at the office

(B) An alternate director need not be a member and is not counted in reckoning the number of directors for the purpose of article 70

84 **Revocation of appointment**

A director may by notice delivered to the secretary at the office revoke the appointment of his alternate director and, subject to the provisions of article 83, appoint another person in his place If a director ceases to hold the office of director or if he dies, the appointment of his alternate director automatically ceases If a director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired The appointment of an alternate director ceases on the happening of an event which, if he were a director otherwise appointed, would cause him to vacate office

85 **Participation in board meetings**

An alternate director is, if he gives the Company an address in the United Kingdom at which notices may be served on him, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present

86 **Responsibility**

A person acting as an alternate director is an officer of the Company, is alone responsible to the Company for his acts and defaults, and is not deemed to be the agent of his appointor

REMUNERATION, EXPENSES AND PENSIONS

87 **Directors' fees**

Unless otherwise decided by the Company by ordinary resolution, the Company shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the board decides (not exceeding £200,000 per annum or such larger amount as the Company may by ordinary resolution decide) The aggregate fees shall be divided among the directors in such proportions as the board decides or, if no decision is made, equally A fee payable to a director pursuant to this article is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of the articles and accrues from day to day

88 **Additional remuneration**

A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the board may decide

89 **Expenses**

A director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director including, without limitation, expenses incurred in attending meetings of the board or of committees of the board or general meetings or separate meetings of the holders of a class of shares or debentures

90 **Remuneration and expenses of alternate directors**

An alternate director is not entitled to a fee from the Company for his services as an alternate director The fee payable to an alternate director is payable out of the fee payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor The Company shall, however, repay to an alternate director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under article 89 had he been a director

91 **Directors' pensions and other benefits**

(A) The board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of (i) the Company, (ii) a company which is or was a subsidiary undertaking of the Company, (iii) a company which is or was allied to or associated with the Company or a subsidiary undertaking of the Company, or (iv) a predecessor in business of the Company or of a subsidiary undertaking of the Company (or, in each case, for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him) For this purpose the board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums The board may arrange for this to be done by the Company alone or in conjunction with another person

(B) A director or former director is entitled to receive and retain for his own benefit a pension or other benefit provided under paragraph (A) and is not obliged to account for it to the Company

92 **Remuneration of executive director**

The salary or other remuneration of a director appointed to hold employment or executive office in accordance with the articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board, and may be in addition to or instead of a fee payable to him for his services as director pursuant to the articles

POWERS AND DUTIES OF THE BOARD

93 **Powers of the board**

Subject to the Companies Acts, the memorandum of association of the Company and the articles and to directions given by special resolution of the Company, the business of the Company is managed by the board which may exercise all the powers of the Company whether relating to the management of the business or not No alteration of the memorandum of association or of the articles and no direction given by the Company invalidate a prior act of the board which would have been valid if the alteration had not been made or the direction had not been given The provisions of the articles giving specific powers to the board do not limit the general powers given by this article

94 **Powers of directors being less than minimum required number**

If the number of directors is less than the minimum prescribed by the articles or decided by the Company by ordinary resolution, the remaining director or directors may act only for the purposes of appointing an additional director or directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment If no director or directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing directors An additional director appointed in this way holds office (subject to the articles) only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting

95 **Powers of executive directors**

The board may delegate to a director holding executive office (including, without limitation, a managing director) any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director The board may at any time revoke the delegation or alter its terms and conditions

96 **Delegation to committees**

The board may delegate any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit to a committee consisting of one or more directors and (if thought fit) one or more other persons In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the committee The board may at any time revoke the delegation or alter its terms and conditions or discharge the committee in whole or in part Where a provision of the articles refers to the exercise of a power, authority or discretion by the board and that power, authority or discretion has been delegated by the board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee

97 **Local management**

The board may establish local or divisional boards or agencies for managing the affairs of the Company in a specified locality, either in the United Kingdom or elsewhere, and may appoint persons to be members of a local or divisional board or agency, and may fix their remuneration The board may delegate to a local or divisional board or agency any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit In particular, without limitation, the board may grant the power to sub-delegate, may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the local or divisional board or agency and may authorise the members of a local or divisional board or agency (or any of them) to fill a vacancy or to act despite a vacancy The board may at any time revoke or alter the terms and conditions of the appointment or delegation Subject to terms and conditions imposed by the board, the proceedings of a local or divisional board or agency with two or more members are governed by those articles that regulate the proceedings of the board, so far as applicable

98 **Agents**

The board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit In particular, without limitation, the board may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the agent The board may at any time revoke or alter the terms and conditions of the appointment or delegation

99 **Associate directors**

The board may appoint a person (not being a director) to an office or employment having a designation or title including the word "director" or attach to an existing office or employment that designation or title and may terminate the appointment or use of that designation or title The inclusion of the word "director" in the designation or title of an office or employment does not imply that the person is, or is deemed to be, or is empowered to act as, a director for any of the purposes of the Companies Acts or the articles

100 **Exercise of voting powers**

Subject to article 103, the board may exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company)

101 **Provision for employees**

The board may exercise the powers conferred on the Company by the Companies Acts to make provision for the benefit of a person employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or

former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary undertaking

102 **Registers**

(A) Subject to the Companies Acts, the Company shall enter on the register how many certificated shares and uncertificated shares each member holds

(B) Subject to the Companies Acts, the board may exercise the powers conferred on the Company with regard to the keeping of an overseas, local or other register and may make and vary regulations as it thinks fit concerning the keeping of any such register, provided however that those members who hold uncertificated shares may not be entered as holders of those shares on an overseas branch register

103 **Borrowing powers**

(A) Subject to the following provisions of this article, the board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Companies Acts, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party

(B) The board shall restrict the borrowings of the Company and shall exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to ensure (as regards subsidiary undertakings, to the extent possible) that the aggregate principal amount outstanding in respect of moneys borrowed by the group does not at any time without the previous sanction of an ordinary resolution of the Company exceed a sum equal to twice the adjusted capital and reserves

(C) In this article 103

(i) **"adjusted capital and reserves"** means a sum equal to the aggregate of

(a) the amount paid up on the allotted share capital of the Company, and

(b) the amount standing to the credit or debit of the consolidated reserves,

all as shown in the relevant balance sheet but after

(c) making all adjustments which are, in the opinion of the board, necessary or appropriate to take account of

(1) a variation in the amounts referred to in paragraphs (a) and (b) since the date of the relevant balance sheet arising out of the allotment of shares in the capital of the Company, for this purpose if a proposed allotment of shares by the Company for cash has been underwritten, those shares are deemed to have been allotted and the amount (including any premium) of the subscription moneys payable in respect of those shares (not being

moneys payable later than six months after the date of allotment) are deemed to have been paid up to the extent underwritten on the date on which the issue of those shares was underwritten (or, if the underwriting was conditional, the date on which it became unconditional),

(2) other changes in circumstances since the date of the relevant balance sheet, and

(d) adding back to the relevant balance sheet (as adjusted pursuant to the preceding provisions of this article) goodwill arising on acquisitions of group undertakings after 1 January 1993 which has been written off or amortised against reserves in accordance with generally accepted accounting practice in the United Kingdom, these amounts to be certified by the auditors, and

(e) deducting (so far as not already deducted or provided for) the amount of a distribution declared, recommended or paid by a group undertaking to a person other than a group undertaking out of profits accrued up to and including the date of, but not provided for in, the relevant balance sheet,

(f) excluding the effect on the reserves of any retirement benefits scheme deficit or surplus (net of associated deferred tax) which would otherwise be included in accordance with applicable accounting standards

(ii) "**group**" means

(a) the Company,

(b) all undertakings which are included in the consolidated group accounts in which the relevant balance sheet is comprised and which would be so included if group accounts were prepared at the relevant time (and if that time were the end of the Company's financial year),and

(c) all undertakings which are not included in the consolidated group accounts in which the relevant balance sheet is comprised but which would be so included if group accounts were prepared at the relevant time (and if that time were the end of the Company's financial year),

(iii) "**group undertaking**" means the Company or another undertaking in the group,

(iv) "**moneys borrowed**" means all moneys borrowed including, without limitation

(a) the nominal amount of and the amount of any premium paid in respect of any allotted share capital (not being equity share capital) of a group undertaking other than the Company not beneficially owned, directly or indirectly, by another group undertaking,

(b) any amount raised by acceptance under an acceptance credit facility,

(c) any amount raised under a note purchase facility,

(d) the amount of any liability in respect of a lease or hire purchase contract which would, in accordance with generally accepted accounting standards in the United Kingdom, be treated as a finance or capital lease,

(e) the amount of any liability in respect of a purchase price for assets or services the payment of which is deferred for a period of more than 90 days,

(f) any amount raised under another transaction (including, without limitation, a forward sale or purchase agreement or any debentures whether secured or unsecured) having the commercial effect of a borrowing, and

(g) any fixed or minimum premium payable on repayment of any borrowing or deemed borrowing,

but excluding

(h) borrowings by one group undertaking from another, including the principal amount of any loan capital (whether secured or unsecured) and the nominal amount of any allotted or issued share capital (not being equity share capital) of a group undertaking beneficially owned, directly or indirectly, by another group undertaking,

(i) borrowings for the purpose of financing a contract to the extent that the price receivable under the contract is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by another person fulfilling a similar function,

(j) borrowings for the purpose of, and applied within six months of being made in, repaying the whole or part of borrowings that constitute moneys borrowed for the purposes of this article, pending their application for that purpose within that period,

and in calculating moneys borrowed for the purposes of this article, there shall be deducted

(k) an amount equal to the aggregate of

  (1) all cash in hand and cash deposits repayable on demand with any bank or financial institution (not itself a group undertaking), and

  (2) investments which are readily convertible into known amounts of cash with notice of 48 hours or less,

in each case beneficially owned, directly or indirectly, by a group undertaking and whether denominated in sterling or in a currency other than sterling,

(v) **"relevant balance sheet"** means the consolidated balance sheet dealing with the state of affairs of the Company and its subsidiary undertakings comprised in the latest group accounts prepared and approved by the board and on which the auditors have made their report pursuant to the Companies Acts

(D) When the amount of moneys borrowed to be taken into account for the purposes of this article on a particular day is being calculated, moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either

(i) at the rate of exchange specified in a forward purchase contract, currency option, back-to-back loan, swap or other arrangement taken out or entered into to reduce the risk associated with fluctuations in rates of exchange in respect of repayment of those moneys (a **"hedging agreement"**), or

(ii) if those moneys were borrowed on or before the date of the relevant balance sheet and repayment of those moneys has not been covered by a hedging agreement, at the more favourable to the Company of.

(a) the rate of exchange used for the conversion of that currency in the relevant balance sheet, or

(b) the middle-market rate of exchange quoted by Barclays Bank PLC at the close of business in London on the business day immediately preceding the day on which the calculation falls to be made, or

(iii) if those moneys were borrowed after the date of the relevant balance sheet and repayment of those moneys has not been covered by a hedging agreement, at the more favourable to the Company of

(a) the middle-market rate of exchange quoted by Barclays Bank PLC at the close of business in London on the date of the relevant balance sheet, or

(b) the middle-market rate of exchange quoted by Barclays Bank PLC at the close of business in London on the business day immediately preceding the day on which the calculation falls to be made

(E) A report of the auditors as to the amount of the adjusted capital and reserves or the aggregate amount of moneys borrowed for the purposes of this article is conclusive and binding on all concerned Nevertheless the board may at any time act in reliance on a bona fide estimate of the amount of the adjusted capital and reserves or the aggregate amount of moneys borrowed If in consequence the limit on moneys borrowed set out in this article is inadvertently exceeded, the amount of moneys borrowed equal to the excess may be disregarded for 90 days after the date on which by reason of a determination of the auditors or otherwise the board becomes aware that this situation has or may have arisen

(F) No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this article is invalid or ineffectual except where express notice that the limit has been or will be exceeded has been given to the lender or recipient of the security at the

time when the debt is incurred or security given No lender or other person dealing with the Company is concerned to see or enquire whether the limit is observed

104 **Register of charges**

The Company shall keep a register of charges in accordance with the Companies Acts and the fee to be paid by a person other than a creditor or member for each inspection of the register of charges is the maximum sum prescribed by the Companies Acts or, failing which, decided by the board

DIRECTORS' INTERESTS

105

(A) Subject to the Companies Acts and paragraph (B) of this article 105, a director, notwithstanding his office

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise,

(ii) may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration and otherwise as the board may decide either in addition to or instead of remuneration provided for by another article,

(iii) may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment, and

(iv) is not liable to account to the Company for a profit, remuneration or other benefit realised by such office, employment, contract, arrangement, transaction or proposal and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit

(B) A director who, to his knowledge, is in any way (directly or indirectly) interested in a contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become interested For the purposes of this article

(i) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in a contract, transaction, arrangement or proposal in which a specified person or class of persons is interested is a sufficient disclosure under this article in relation to that contract, transaction, arrangement or proposal, and

(ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge is not treated as his interest

(C) Except as provided in this article, a director may not vote on a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings,

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security,

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate,

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest in shares (as that term is defined in Schedule 13, Part I of the Companies Act 1985) representing one per cent or more of either any class of the equity share capital of or the voting rights in the relevant company,

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings under which the director is not awarded a privilege or benefit not generally awarded to the employees to whom it relates,

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit,

(vii) the funding of expenditure by one or more Directors in defending proceedings against him or them or doing anything to enable such Director or Directors to avoid incurring such expenditure, and

(viii) indemnities in favour of Directors which are consistent with, or no more onerous than, the provisions of these articles

(D) A director may not vote or be counted in the quorum on a resolution of the board or committee of the board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office

or place of profit with the Company or any company in which the Company is interested Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each director In that case each of the directors concerned (if not otherwise debarred from voting under this article) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment

(E) If a question arises at a meeting as to the materiality of a director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the director concerned shall be conclusive and binding on all concerned

(F) If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman) whose majority vote shall be conclusive and binding on all concerned

(G) For the purposes of this article, the interest of a person who is for the purposes of the Companies Acts connected with (within the meaning of section 346 of the Companies Act 1985) a director is treated as the interest of the director and, in relation to an alternate director, the interest of his appointor is treated as the interest of the alternate director in addition to an interest which the alternate director otherwise has This article applies to an alternate director as if he were a director otherwise appointed

PROCEEDINGS OF DIRECTORS AND COMMITTEES

106 Board meetings

Subject to the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit

107. Notice of board meetings

A director may, and the secretary at the request of a director shall, summon a board meeting at any time Notice of a board meeting is deemed to be duly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last-known address or another address given by him to the Company for that purpose A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively A director absent or intending to be absent from the United Kingdom may request that notices of board meetings during his absence be sent in writing to him at an address given by him to the Company for that purpose If no request is made it is not necessary to give notice of a board meeting to a director who is absent from the United Kingdom

108 **Quorum**

The quorum necessary for the transaction of business may be decided by the board and until otherwise decided is two directors present in person or by alternate director A duly convened meeting of the board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the board

109 **Chairman of board**

The board may appoint one of its body as chairman to preside at every board meeting at which he is present and one or more deputy chairman or chairmen and decide the period for which he is or they are to hold office (and may at any time remove him or them from office) If no chairman or deputy chairman is elected, or if at a meeting neither the chairman nor a deputy chairman is present within five minutes of the time fixed for the start of the meeting, the directors and alternate directors (in the absence of their appointors) present shall choose one of their number to be chairman If two or more deputy chairmen are present, the senior of them shall act as chairman, seniority being determined by length of office since their last appointment or reappointment or deemed reappointment As between two or more who have held office for an equal length of time, the deputy chairman to act as chairman shall be decided by those directors and alternate directors (in the absence of their appointors) present A chairman or deputy chairman may hold executive office or employment with the Company

110 **Voting**

Questions arising at a meeting of the board are determined by a majority of votes In case of an equality of votes the chairman has a second or casting vote

111 **Participation by telephone and electronic mail**

A director or his alternate director may participate in a meeting of the board or a committee of the board through the medium of conference telephone, conference video, electronic mail or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting or are able to receive communication from each of the other directors participating in the meeting A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote Subject to the Companies Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board although fewer than two directors or alternate directors are physically present at the same place The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is

112 **Resolution in writing**

A resolution in writing executed by all directors for the time being entitled to receive notice of a board meeting and not being less than a quorum or by all members of a committee of the board is as valid and effective for all purposes as a resolution passed at a meeting of the

board (or committee, as the case may be) The resolution in writing may consist of several documents in the same form each executed by one or more of the directors or members of the relevant committee The resolution in writing need not be signed by an alternate director if it is signed by his appointor and a resolution signed by an alternate director need not be signed by his appointor

113 **Proceedings of committees**

(A) Proceedings of committees of the board shall be conducted in accordance with terms prescribed by the board (if any) Subject to those terms and article 113(B), proceedings shall be conducted in accordance with applicable provisions of the articles regulating the proceedings of the board

(B) Where the board resolves to delegate any of its powers, authorities and discretions to a committee and that resolution states that the committee shall consist of any one or more unnamed directors, it is not necessary to give notice of a meeting of that committee to directors other than the director or directors who form the committee

114 **Minutes of proceedings**

(A) The board shall cause minutes to be made in books kept for the purpose of

(i) all appointments of officers and committees made by the board and of any remuneration fixed by the board, and

(ii) the names of directors present at every meeting of the board, committees of the board, the Company or the holders of a class of shares or debentures, and all orders, resolutions and proceedings of such meetings

(B) If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them

115 **Validity of proceedings of board or committee**

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director, alternate director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote

SECRETARY AND AUTHENTICATION OF DOCUMENTS

116 **Secretary**

(A) Subject to the Companies Acts, the board shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and

conditions (including, without limitation, remuneration) as it thinks fit The board may remove a person appointed pursuant to this article from office and appoint another or others in his place

(B) Any provision of the Companies Acts or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary

117 **Authentication of documents**

A director or the secretary or another person appointed by the board for the purpose may authenticate documents affecting the constitution of the Company (including, without limitation, the memorandum of association and the articles) and resolutions passed by the Company or holders of a class of shares or the board or a committee of the board and books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts

SEALS

118 **Safe custody**

The board shall provide for the safe custody of every seal

119 **Application of seals**

A seal may be used only by the authority of a resolution of the board or of a committee of the board The board may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument The board may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by any mechanical or electronic means in place of an actual signature Unless otherwise decided by the board

(i) share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or electronic or other means or may be printed, and

(ii) every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director

120 **Official seal for use abroad**

The Company may exercise the powers conferred by the Companies Acts with regard to having an official seal for use abroad, and those powers shall be vested in the board

DIVIDENDS AND OTHER PAYMENTS

121 **Declaration of dividends**

Subject to the Companies Acts and the articles, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the board

122 **Interim dividends**

Subject to the Companies Acts, the board may declare and pay such interim dividends (including, without limitation, a dividend payable at a fixed rate) as appear to it to be justified by the profits of the Company available for distribution If the share capital is divided into different classes, the board may pay interim dividends on shares which rank after shares conferring preferred rights with regard to dividend as well as on shares with preferred rights, unless at the time of payment a preferential dividend is in arrear If the board acts in good faith, it does not incur any liability to the holders of shares conferring preferred rights for a loss they may suffer by the lawful payment of an interim dividend on shares ranking after those with preferred rights

123 **Entitlement to dividends**

Except as otherwise provided by the rights attached to shares, a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this article as paid up on the share Dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid

124 **Method of payment**

(A) The Company may pay any dividend, interest or other amount payable in respect of a share

(i) in cash,

(ii) by cheque, warrant or money order made payable to or to the order of the person entitled to the payment (and may, at the Company's option, be crossed "account payee" where appropriate);

(iii) by a bank or other funds transfer system to an account designated in writing by the person entitled to the payment, or

(iv) if the board in its absolute discretion thinks fit by making payments in respect of uncertificated shares through the relevant system

(B) The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address, (ii) in the case of joint holders, to the registered address of the person whose name stands first in the register, (iii) in the case of a person or persons entitled by transmission to a share, as if it were a document or information sent or supplied in accordance with article 141, or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct

(C) Where a share is held jointly or two or more persons are jointly entitled by transmission to a share, (i) the Company may pay any dividend, interest or other amount payable in respect of that share to any one joint holder, or any one person entitled by transmission to the share, and in either case that holder or person may give an effective receipt for the payment, and (ii) for any of the purposes of this article 124, the Company may rely in relation to a share on the written direction or designation of any one joint holder of the share, or any one person entitled by transmission to the share

(D) Every cheque, warrant or money order sent by post is sent at the risk of the person entitled to the payment If payment is made by bank or other funds transfer, or by means of the relevant system, the Company is not responsible for amounts lost or delayed in the course of transfer or in carrying out those directions Notwithstanding any other provision of these articles relating to payments in respect of shares, where

(i) the board determines to make payments in respect of uncertificated shares through the relevant system, they may also determine to enable any holder of uncertificated shares to elect not to so receive dividends through the relevant system and, in such event, establish procedures to enable such holder to make, vary or revoke any such election, and

(ii) the Company receives an authority in respect of such payments in respect of shares in a form satisfactory to it from a holder of any share (whether such authority is given in writing or by means of the relevant system or otherwise), the Company may make, or procure the making of, such payments in accordance with such authority and any payment made in accordance with such authority shall constitute a good discharge therefor

(E) Without prejudice to article 69, the board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided any evidence of his right that the board may reasonably require

125 **Dividends not to bear interest**

No dividend or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share

126 **Calls or debts may be deducted from dividends etc.**

The board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share

127 **Unclaimed dividends etc.**

Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the board for the benefit of the Company until claimed A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by the Company The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it

128 **Uncashed dividends**

If, in respect of a dividend or other amount payable in respect of a share, on any one occasion

(i) a cheque, warrant or money order is returned undelivered or left uncashed, or

(ii) a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

129 **Payment of dividends in specie**

Without prejudice to article 69, the board may, with the prior authority of an ordinary resolution of the Company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company Where a difficulty arises in connection with the distribution, the board may settle it as it thinks fit and in particular, without limitation, may (i) issue fractional certificates (or ignore fractions), (ii) fix the value for distribution of the specific assets (or any part of them), (iii) decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and (iv) vest assets in trustees on trust for the persons entitled to the dividend as seems expedient to the board

130 **Payment of scrip dividends**

(A) Subject to the Companies Acts, but without prejudice to article 69, the board may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or

ordinary shares in either case credited as fully paid (**"new shares"**) instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory

(B) Where a resolution under article 130(A) is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting

(C) A resolution under article 130(A) may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed

(D) The board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding up of fractions, the value of the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the **"relevant dividend"**) For this purpose the **"average quotation"** of each of the new shares is the average of the middle-market quotations for a fully-paid share of the Company of that class derived from the Daily Official List of the London Stock Exchange on the business day on which the relevant class of shares is first quoted "ex" the relevant dividend (or such other date as the board may deem appropriate to take account of any subsequent issue of shares by the Company) and the four subsequent business days or shall be as determined by or in accordance with the resolution under article 130(A)

(E) The board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this article (whether before or after the passing of the resolution under article 130(A)), including, without limitation

(i) the giving of notice to holders of the right of election offered to them,

(ii) the provision of forms of election (whether in respect of a particular dividend or dividends generally),

(iii) determination of the procedure for making and revoking elections,

(iv) the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective, and

(v) the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned)

(F) The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly

made (the "**elected shares**"), instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in paragraph (D) For that purpose, the board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 131 In relation to the capitalisation the board may exercise all the powers conferred on it by article 131 without an ordinary resolution of the Company

(G) The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date

CAPITALISATION OF PROFITS

131 Subject to the Companies Acts, the board may, with the authority of an ordinary resolution of the Company

(i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution,

(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid,

(iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide,

the sum may be retained for the benefit of the Company),

(iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either

(a) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(b) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members, and

(v) generally do all acts and things required to give effect to the resolution

RECORD DATES

132 Notwithstanding any other provision of the articles, but subject to the Acts and rights attached to shares, the Company or the board may fix any date as the record date for a dividend, distribution, allotment or issue The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid

ACCOUNTS

133 **Keeping and inspection of accounts**

(A) The board shall ensure that accounting records are kept in accordance with the Companies Acts

(B) The accounting records shall be kept at the office or, subject to the Companies Acts, at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Companies Acts or he is authorised by the board

134 **Accounts to be sent to members etc.**

(A) In respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be sent or supplied to

(i) every member (whether or not entitled to receive notices of general meetings),

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and

(iii) every other person who is entitled to receive notices of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Companies Acts This article does not require copies of the documents to which it applies to be sent or supplied to

(a) a member or holder of debentures of whose address the Company is unaware, or

(b) more than one of the joint holders of shares or debentures

(B) Where permitted by the Companies Acts, a summary financial statement derived from the Company's annual accounts and the directors' report and auditors' report in the form and containing the information prescribed by the Acts may be sent or delivered to a person in place of the documents required to be sent or delivered by article 134(A)

SENDING OR SUPPLYING DOCUMENTS OR INFORMATION BY OR TO THE COMPANY

135 **Documents or information to be in writing,**

Any document or information to be sent or supplied to or sent or supplied by the Company pursuant to these articles shall be in writing in hard copy form (except that a notice convening a board meeting need not be in writing) or shall be sent or supplied in any other way in which documents or information may be sent or supplied by or to the Company in accordance with the Companies Acts, to an address to which the provisions of paragraph 4 of Schedule 5 of the Companies Act 2006 authorises the document or information to be sent or supplied Nothing in articles 135 to 141 (Sending or supplying documents or information by or to the Company) shall affect any requirements of the Companies Acts that any particular document or information be served in any particular manner

In articles 135 to 141, **"address"** or **"electronic address"** in relation to documents or information sent or supplied in electronic form includes a number or address used for the purposes of sending or receiving documents or information by electronic means

136 **Sending or supplying documents or information to the Company**

(A) A document or information is validly sent or supplied to the Company if sent or supplied to the office or to an address specified by the Company for the purpose or to an address to which any provision of the Companies Acts authorises the document or information to be sent or supplied A document or information may also be sent or supplied to the Company in electronic form but only if the Company has agreed (generally or specifically) that the document or information may be sent or supplied in that form (and has not revoked that agreement) or the Company is deemed to have so agreed by a provision of the Companies Acts (for example, where the Company has given an electronic address in a notice calling a meeting or in an instrument of proxy sent out by the Company in relation to a meeting, subject to any conditions or limitations specified in the notice)

A document or information sent or supplied in

(i) hard copy, is sufficiently authenticated if it is signed by the person sending or supplying it, and

(ii) electronic form, is sufficiently authenticated if the identity of the sender is confirmed in a manner specified from time to time by the Company or, where no such manner has been specified by the Company, if the communication contains or is accompanied by a statement of the identity of the sender and the Company has no reason to doubt the truth of that statement

137 **Sending or supplying documents or information by the Company to members**

(A) The Company may, subject to the requirements of the Companies Acts, send or supply a hard copy of any document (including a share certificate) or information to a member, either personally or by sending it by post in a prepaid envelope, to the address of the member as shown in the register or otherwise in accordance with paragraph 4 of Schedule 5 of the Companies Act 2005

(B) The Company may, subject to the requirements of the Companies Acts, send or supply any document or information in electronic form to any member who has agreed that the document or information may be sent or supplied in that form (and has not revoked that agreement) to an address specified for the purpose by that member

(C) The Company may, subject to the requirements of the Companies Acts, send or supply any document or information to any member by making it available on a website if the member to whom the document or information is being sent or supplied has agreed documents or information generally, or the document or information in question, may be sent or supplied to him in that manner or is taken to have so agreed under paragraph 10 of Schedule 5 of the Companies Act 2006, and has not revoked that agreement.

When the Company notifies a member of the presence of a notice of a general meeting on the website the notification must

(i) state that it concerns a notice of a company meeting,

(ii) specify the place, date and time of the meeting, and

(iii) state whether the meeting will be an annual general meeting

(D) The Company may give notice of a general meeting partly by one of the means set out in article 137(A) to (C) above and partly by another

(E) A document or information that is sent or supplied otherwise than in hard copy or electronic form or by means of a website shall be treated as validly sent or supplied if it is sent or supplied in a form or manner that has been agreed by the intended recipient

(F) In the case of joint holders of a share

(i) anything authorised or required to be sent or supplied to the holder may be sent or supplied either to each of the joint holders or to the holder whose name appears first in the register, and

(ii) anything to be agreed or specified by the holder may be agreed or specified by either each of the joint holders of the holder whose name appears first in the register

G) Where a member (or in the case of joint holders the person first named in the register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which documents or information may be sent or supplied to him or an address to which documents or information may be sent or supplied in electronic form, he shall be entitled to have documents or information sent or supplied to him at that address, but otherwise no such member shall be entitled to receive any document or information from the Company

(H) If on three consecutive occasions over a period of six months documents or information have been sent or supplied through the post to any member at his registered address or his address for the service of documents or information but have been returned undelivered or the Company receives notification that it has not been delivered, such member shall cease to be entitled to receive documents or information from the Company until he shall have communicated with the Company and supplied in writing a new registered address or address within the United Kingdom for the service of documents or information

(I) Any document or information to be sent or supplied to a member may be given by reference to the register as it stands at any time within the period of 15 days before the document or information is sent or supplied (subject to the Uncertificated Securities Regulations if the Company is then a participating issuer for the purposes of the Uncertificated Securities Regulations) and no change in the register after that time shall invalidate the sending or supply of the document or information

138 Notice by advertisement

If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to convene a general meeting by notices sent by post, the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable

139 Evidence of service

(A) A document or information sent or supplied to a member at his registered address or address for service in the United Kingdom is

(i) if sent by post, deemed to be received 24 hours if pre-paid as first class post and within 48 hours if pre-paid as second class post after it has been posted,,

(ii) if sent or supplied in electronic form, be deemed to have been received on the same date as the document or information was sent or supplied, regardless of any "out of office" response (or any other response to similar effect) received by the Company The Company's obligation to send or supply any document or information in electronic form shall be treated as satisfied when it sends or supplies such information, and it shall not be held responsible for any failure in transmission beyond its reasonable control, and

(iii) if sent or supplied by means of a website, be deemed to have been received when the material was first made available on the website or, if later, when the recipient received, or is deemed to have received, notice of the fact that the material was available on the website

In proving that it sent or supplied any such document or information, it shall be sufficient to prove that the envelope containing the document or information was properly addressed and put into the post as a prepaid letter or, in the case of a notice sent in electronic form, to prove that it was properly addressed

(B) A document or information not sent by post, in electronic form or by means of a website, but left at a registered address or address for service in the United Kingdom, is deemed to be given on the day it is left

(C) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear

(D) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called

140 **Notice binding on transferees etc.**

A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 793 of the Companies Act 2006) which, before his name is entered in the register, has been properly served on a person from whom he derives his title

141. **Notice in case of entitlement by transmission**

Where a person is entitled by transmission to a share, the Company may send or supply documents or information to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission Until an address has been supplied, documents or information may be sent or supplied in any manner in which it might have been sent or supplied if the death or bankruptcy or other event had not occurred

Such supply shall remove any requirement for the Company to send or supply documents or information to all persons interested in the share

DESTRUCTION OF DOCUMENTS

142

(A) The Company may destroy

(i) a share certificate which has been cancelled at any time after one year from the date of cancellation,

(ii) a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company,

(iii) an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration, and

(iv) any other document on the basis of which any entry in the register is made at any time after six years from the date an entry in the register was first made in respect of it

(B) It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but

(i) the provisions of this article apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim,

(ii) nothing contained in this article imposes on the Company liability in respect of the destruction of a document earlier than provided for in this article or in any case where the conditions of this article are not fulfilled, and

(iii) references in this article to the destruction of a document include reference to its disposal in any manner

WINDING UP

143 On a voluntary winding up of the Company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner

144

(A) Subject to the provision of, and so far as is permitted by and consistent with the Acts, every Director, Secretary or other Officer of the Company shall be fully indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company (as defined in section 309A(6) of the Companies Act 1985) (an "**Associated Company**") other than (i) any liability to the Company or any Associated Company and (ii) any liability of the kind referred to in sections 309B(3) or (4) of the Companies Act 1985, and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office Where a Director, Secretary or other Officer of the Company is indemnified against any liability in accordance with this article 144 (A), such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

(B) Article 144(A) also covers any liability to pay an amount in respect of shares acquired by a nominee of the Company

(C) So far as the Companies Acts allow, every Director, Secretary or other Officer of the Company is exempted from any liability to the Company where that liability would be covered by the indemnity in article 144(A)

(D) For the purposes of this article 144 each of the following is a "**Relevant Company**"

(a) the Company,
(b) any holding company,
(c) any body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest, whether direct or indirect, and
(d) any body, whether or not incorporated, which is in any way allied to or associated with the Company, or any subsidiary of the Company or such other body

(E) Without limiting articles 144(A) and 144(B) in any way, the Directors can arrange for the Company to purchase and maintain insurance for or for the benefit of any persons who are or may become or were at any time

(a) Directors, Officers or employees of any Relevant Company, or
(b) trustees of any pension fund or employees' benefit scheme in which employees of any Relevant Company are interested

This includes, for example, insurance against any liability incurred by such persons for any act or omission

(a) in performing or omitting to perform their duties, and/or
(b) in exercising or omitting to exercise their powers, and/or

(c) in supposedly doing any of these things, and/or

(d) otherwise in relation to their duties, powers or offices in the Company or in any subsidiary of the Company or in any other company or body undertaken at the request of the Company

(F) Subject to the provisions of, and so far as is permitted by and consistent with the Companies Acts, the Company (i) shall provide a Director, Secretary or other Officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in section 337A(2) of the Companies Act 1985 and (ii) shall do anything to enable a Director, Secretary or other Officer of the Company to avoid incurring such expenditure, but so that the terms set out in section 337A(4) to (6) of the Act shall apply to any such provision of funds or other things done

BLUEPRINT 2000

RECEIVED
2008 SEP -9 P 1:-5

353

Register of members

Please complete in typescript, or in bold black capitals

CHFP010

Company Number 2830397

Company Name in full Ultra Electronics Holdings plc

NOTE:

The register **MUST** be kept at an address in the country of incorporation

This notice is not required where the register has, at all times since it came into existence (or in the case of a register in existence on 1 July 1948 at all times since then) been kept at the registered office

The register of members is kept at,

Address: Equiniti, Aspect House, Spencer Road

Post town: Lancing

County / Region: West Sussex

Postcode: BN99 6DA

Signed D. Jefferson **Date** 9/7/08

† Please delete as appropriate

† a director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Osborne Clarke, 2 Temple Back East, Temple Quay,
Bristol, BS1 6EG, England

Tel

DX number 7818 DX exchange Bristol

SATURDAY
AAX2W1CS
A58 12/07/2008 342
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

XLV/2830397/18188

ULTRA ELECTRONICS HOLDINGS PLC

EXTRACT from the Minutes of the Annual General Meeting of Ultra Electronics Holdings plc.

RESOLUTION 14 – Change to the Articles of Association to bring them into line with best practice and recent changes to Company legislation

The resolution was proposed by Dr Blogh and seconded by Dr Hope It was approved on a show of hands

I HEREBY CERTIFY that the foregoing is a true extract from the Minutes of the Annual General Meeting of the Company at which (all appropriate interests having been declared) a quorum entitled to vote was present duly held on the 25th day of April 2008

Secretary D Jeffcoat Dated 5 June 2008

THURSDAY

A99VH1HM

A41 17/07/2008 177

COMPANIES HOUSE

Company No 2830397

THE COMPANIES ACTS 1985 TO 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ULTRA ELECTRONICS HOLDINGS PLC

Incorporated 25 June 1993

as adopted by special resolution passed on 25 April 2008

D. Jeffcoat

25th April 2008

4746701

CONTENTS

PRELIMINARY

1 Interpretation
2 Table A not to apply

SHARE CAPITAL

3 Authorised capital
4 Allotment
5 Renunciation
6 Power to attach rights
7 Redeemable shares
8 Variation of rights
9 Commission
10 Trusts not recognised
11 Uncertificated Shares

SHARE CERTIFICATES

12 Right to certificate
13 Replacement certificates

LIEN

14 Company's lien on shares not fully paid
15 Enforcement of lien by sale
16 Application of proceeds of sale

CALLS ON SHARES

17 Calls
18 Power to differentiate
19 Interest on calls
20 Payment in advance
21 Amounts due on allotment or issue treated as calls

FORFEITURE

22 Notice if call not paid
23 Forfeiture for non-compliance
24 Notice after forfeiture
25 Disposal of forfeited shares
26 Arrears to be paid notwithstanding forfeiture
27 Surrender

UNTRACED SHAREHOLDERS

28 Power of sale
29 Application of proceeds of sale

TRANSFER OF SHARES

30 Method of transfer

31 Right to refuse registration of a transfer of a certificated share
32 Registration of transfers of uncertificated shares
33 Fees on registration
34 Suspension of registration and closing of register

TRANSMISSION OF SHARES
35 On death
36 Election of person entitled by transmission
37 Rights on transmission

ALTERATION OF SHARE CAPITAL
38 Increase, consolidation, sub-division and cancellation
39 Fractions
40 Reduction of capital
41 Purchase of own shares

GENERAL MEETINGS
42 Annual general meeting
43 Convening general meetings
44 Length and form of notice
45 Omission to send notice
46 Special business

PROCEEDINGS AT GENERAL MEETINGS
47 Quorum
48 Procedure if quorum not present
49 Chairman
50 Director's right to attend and speak
51 Power to adjourn
52 Notice of adjourned meeting
53 Business at adjourned meeting
54 Accommodation of members at meeting
55 Security

VOTING
56 Method of voting
57 Procedure on a poll
58 Votes of members
59 No casting vote
60 Restriction on voting rights for unpaid calls etc
61 Voting by proxy
62 Deposit of proxy
63 When votes by proxy valid though authority revoked

MISCELLANEOUS
64 Corporate representative
65 Objections to and error in voting

66 Amendments to special resolutions
67 Amendments to ordinary resolutions
68 Class meetings
69 Failure to disclose interests in shares

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS
70 Number of directors
71 Power of the Company to appoint directors
72 Power of the board to appoint directors
73 Appointment of executive directors
74 Eligibility of new directors
75 Voting on resolution for appointment
76 Retirement by rotation
77 Directors subject to retirement
78 Position of retiring director
79 Deemed reappointment
80 No retirement on account of age
81 Removal by ordinary resolution
82 Vacation of office by director

ALTERNATE DIRECTORS
83 Appointment
84 Revocation of appointment
85 Participation in board meetings
86 Responsibility

REMUNERATION, EXPENSES AND PENSIONS
87 Directors' fees
88 Additional remuneration
89 Expenses
90 Remuneration and expenses of alternate director
91 Directors' pensions and other benefits
92 Remuneration of executive director

POWERS AND DUTIES OF THE BOARD
93 Powers of the board
94 Powers of directors being less than minimum required number
95 Powers of executive directors
96 Delegation to committees
97 Local management
98 Agents
99 Associate directors
100 Exercise of voting powers
101 Provision for employees
102 Registers
103 Borrowing powers
104 Register of charges

DIRECTORS' INTERESTS

105 Application of articles 106 to 120 (inclusive)
106 Directors may have interests
107 Disclosure of interests to the board
108 Interested directors not to vote or count for quorum
109 Director's interest in such appointment
110 Chairman's ruling conclusive on director's interest
111 Director's resolution conclusive on chairman's interest
112 Connected persons and alternate directors

PROCEEDINGS OF DIRECTORS AND COMMITTEES

113 Board authorisation of conflicts of interest
114 Director may have interests
115 Disclosure of interests to Board
116 Interest director not vote or count for quorum
117 Director's interest in own appointment
118 Chairman's ruling conclusive on director's interest
119 Directors' resolution conclusive on chairman's interest
120 Alternate Directors
121 Board meetings
122 Notice of board meetings
123 Quorum
124 Chairman of board
125 Voting
126 Participation by telephone and electronic mail
127 Resolution in writing
128 Proceedings of committees
129 Minutes of proceedings
130 Validity of proceedings of board or committee

SECRETARY AND AUTHENTICATION OF DOCUMENTS

131 Secretary
132 Authentication of documents

SEALS

133 Safe custody
134 Application of seals
135 Official seal for use abroad

DIVIDENDS AND OTHER PAYMENTS

136 Declaration of dividends
137 Interim dividends
138 Entitlement to dividends
139 Method of payment
140 Dividends not to bear interest
141 Calls or debts may be deducted from dividends etc
142 Unclaimed dividends etc

143 Uncashed dividends
144 Payment of dividends in specie
145 Payment of scrip dividends
146 Capitalisation of profits
147 Record dates

ACCOUNTS

148 Keeping and inspection of accounts
149 Accounts to be sent to members etc

SENDING OR SUPPLYING DOCUMENTS OR INFORMATION BY OR TO THE COMPANY

150 Documents or information to be in writing
151 Sending or supplying documents or information to the Company
152 Sending or supplying documents or information by the Company to members
153 Notice by advertisement
154 Evidence of service
155 Notice binding on transferees etc
156 Notice in case of entitlement by transmission

MISCELLANEOUS

157 Destruction of documents
158 Winding up

INDEMNITY, FUNDS AND INSURANCE

159 Rights to indemnity
160 Provisions of funds
161 Power to insure

Company No 2830397

THE COMPANIES ACTS 1985 TO 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ULTRA ELECTRONICS HOLDINGS PLC

as adopted by special resolution passed on 25 April 2008

PRELIMINARY

1 **Interpretation**

(A) In the articles

"**1985 Act**" means the Companies Act 1985 (as amended and for the time being in force),

"**2006 Act**" means the Companies Act 2006 (as amended and for the time being in force),

"**Acts**" means the Companies Acts and every other statute order, regulation, or other subordinate legislation from time to time in force concerning companies and affecting the Company,

"**articles**" means these articles of association as amended from time to time,

"**auditors**" means the auditors of the Company,

"**board**" means the board of directors of the Company or the directors present or deemed to be present at a duly convened meeting of the directors at which a quorum is present,

"**business day**" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London,

"**certificated**" in relation to a share means a share which is recorded in the register as being held in certificated form,

"**clear days**" means (in relation to a period of notice, that period of a meeting or the period before a meeting by which a request must be received or sum deposited or tendered) the period of the specified length, excluding the day when the notice is served, the request received or the sum deposited or tendered (or deemed to be served, received, deposited or tendered) and the

day of the meeting, and, unless expressly provided to the contrary in these articles, for the purposes of calculating a period of clear days, account shall be taken of all days regardless of whether or not they are working days,

"**company**" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Companies Acts,

"**Acts**" means the Acts as defined in section 2 of the 2006 Act, insofar as they apply to the Company,

"**Conflicted Director**" means in respect of a Relevant Situation, a director who has made a submission for authorisation in respect of that Relevant Situation

"**director**" means, unless the context otherwise requires, a director of the Company,

"**dividend**" includes bonus,

"**document**" means any document including summons, notice, order or other legal process and registers,

"**document or information sent or supplied in electronic form**" means a document or information sent or supplied in electronic form

(i) by electronic means as defined in section 1168(4) of the 2006 Act (for example, by e-mail or fax), or

(ii) by any other means while in an electronic form (for example, sending a disk by post),

and "**electronic form**" shall be construed accordingly,

"**entitled by transmission**" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law,

"**executed**" includes, in relation to a document, execution under hand or under seal or by another method permitted by law,

"**financial instruction**" has the meaning set out in section 778(2) of the 2006 Act,

"**holder**" means, in relation to a share, the member whose name is entered in the register as the holder of that share,

"**Independent Directors**" means the directors, other than the Conflicted Director and any other director(s) interested in the Relevant Situation,

"**London Stock Exchange**" means London Stock Exchange plc,

"**member**" means, unless the context otherwise requires, a member of the Company,

"**office**" means the registered office of the Company,

"**operator**" means Operator as defined in the Uncertificated Securities Regulations,

"**paid**", "**paid up**" and "**paid-up**" include credited as paid or paid up,

"**participating issuer**" has the meaning given to that expression in the Uncertificated Securities Regulations,

"**participating security**" means a share or class of shares or a renounceable right of allotment of a share, title to which is permitted to be transferred by means of a relevant system in accordance with the Uncertificated Securities Regulations,

"**register**" means, unless the context otherwise requires, the register of members kept pursuant to section 352 of the 1985 Act (or, as the case may be, section 113 of the 2006 Act (whichever provision is in force at the relevant time) and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share,

"**Relevant Situation**" means a situation in which a director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company (including, without limitation, in relation to the exploitation of any property, information or opportunity, whether or not the Company could take advantage of it),

"**relevant system**" has the meaning given to that expression in the Uncertificated Securities Regulations,

"**seal**" means, unless the context otherwise requires, the common seal of the Company or, where the context allows any official seal that the Company may have or may be permitted to have under section 40 of the 1985 Act (or, as the case may be, section 50 of the 2006 Act (whichever is in force at the relevant time),

"**secretary**" means the secretary of the Company and includes any assistant or deputy secretary and a person appointed by the board to perform the duties of the secretary,

"**Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 1995, including any modification, re-enactment or substitute regulations for the time being in force,

"**uncertificated**" in relation to a share means a share title to which is recorded in the register as being held in uncertificated form and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of a relevant system, and

"**working day**" means a day that is not a Saturday or Sunday, Christmas Day, Good Friday or any day that is a bank holiday under the Banking and Financial Dealings Act 1971 in the part of the United Kingdom where the Company is registered

"**writing or written**" means printing, typewriting, lithography, photography and any other mode or modes of representing or reproducing words, symbols or other information in a legible and non-transitory form whether in electronic form or otherwise

(B) Words and expressions contained in these articles which are not defined in paragraph (A) have, unless the contrary is indicated, the same meaning as in the Acts If there is any inconsistency between words and expressions used in the 1985 Act and the 2006 Act, the words or expressions shall bear the meaning as in the relevant act concerned

(C) For the purposes of these articles, references to a relevant system shall be deemed to relate to the relevant system on which the particular share or class of shares or renounceable right of allotment of a share concerned in the capital of the Company is a participating security for the time being and all references in these articles to the giving of an instruction by means of a relevant system shall be deemed to relate to a properly authenticated dematerialised instruction given in accordance with the Uncertificated Securities Regulations and the giving of such instructions shall be subject always to

(i) the facilities and requirements of the relevant system,

(ii) the extent permitted by the Uncertificated Securities Regulations, and

(iii) the extent permitted by or practicable under the rules and practices from time to time of the operator of the relevant system

(D) Where an ordinary resolution of the Company is expressed to be required for any purpose, a special resolution is also effective for that purpose

(E) The headings in the articles do not affect the interpretation of the articles

2 **Table A not to apply**

No regulations contained in any statute or subordinate legislation, including the regulations contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 (as amended) or any model articles of association prescribed pursuant to section 20 of the 2006 Act (to the extent that such provision is in force), apply as the regulations or articles of association of the Company

SHARE CAPITAL

3 **Authorised capital**

The authorised share capital of the Company at the date of adoption of these articles is £4,500,000 divided into 90,000,000 ordinary shares of 5 pence each

4 **Allotment**

(A) Subject to the Acts and relevant authority of the Company in general meeting required by the Acts, the board has general and unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of unissued shares (whether forming part of the original or any increased capital), or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms and conditions as the board may decide but no share may be issued at a discount.

(B) The board has general and unconditional authority, pursuant to section 80 of the 1985 Act, to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for the first period and each subsequent section 80 period

(C) The board has general power, pursuant to section 95 of the 1985 Act, to allot equity securities pursuant to the authority conferred by paragraph (B), as if section 89(1) of the 1985 Act does not apply to such allotment, for the first period and each subsequent section 89 period This power is limited to

(i) allotments of equity securities where the securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares and, if in accordance with their rights the board so determines, holders of other equity securities of any class made in proportion (as nearly as may be) to their existing holdings of ordinary shares or (as the case may be) other equity securities of the class concerned (so that any offer to other holders of equity securities of any class shall be on the basis of their rights to receive such offer or, failing which, shall be on the basis that their holdings had been converted into or that they had subscribed for ordinary shares on the basis then applicable) but subject to the board having a right to make such exclusions or other arrangements in connection with such offering as it deems necessary or expedient

(a) to deal with equity securities representing fractional entitlements, and

(b) to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory, and

(ii) allotments of equity securities for cash other than pursuant to paragraph (i) up to an aggregate nominal amount equal to the section 89 amount

(D) By the authority and power conferred by paragraphs (B) and (C), the board may during a prescribed period make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after the prescribed period and may allot securities in pursuance of that offer or agreement

(E) In this article 4

(i) **"first period"** means the period from the date of adoption of these articles to the date of the annual general meeting in 2007 or 15 months after the date of adoption of these articles, whichever is the earlier,

(ii) **"subsequent section 80 period"** means any period starting on or after the expiry of the first period (and not exceeding 15 months on any occasion) for which the authority conferred by paragraph (B) is renewed by ordinary or special resolution stating the section 80 amount,

(iii) **"subsequent section 89 period"** means any period starting on or after the expiry of the first period (and not exceeding 15 months on any occasion) for which the power conferred by paragraph (C) is renewed by special resolution stating the section 89 amount,

(iv) **"section 80 amount"** means, for the first period, £1,125,957 and, for a subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company,

(v) **"section 89 amount"** means, for the first period, £168,894 and, for a subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company,

(vi) the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights

5 **Renunciation**

The board may at any time after the allotment of a share but before a person has been entered in the register as the holder of the share recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on the terms and conditions the board thinks fit

6 **Power to attach rights**

Subject to the Acts and to the rights attached to existing shares, new shares may be allotted or issued with or have attached to them such special rights or restrictions as the Company may by ordinary resolution decide, or, if no resolution is passed, as the board may decide

7 **Redeemable shares**

Subject to the Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed

8 **Variation of rights**

(A) Subject to the Acts, the rights attached to a class of shares may be varied whether or not the Company is being wound up (i) in such manner (if any) as may be provided by those rights, or (ii) in the absence of any such provision, either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with the articles, but not otherwise

(B) The rights attached to a class of shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by

(i) the creation, allotment or issue of further shares ranking pari passu with or subsequent to them, or

(ii) the purchase or redemption by the Company of its own shares in accordance with the Acts and article 41, or

(iii) the board resolving that a class of shares shall become, or the operator of the relevant system permitting such class of shares to be, a participating security

9 **Commission**

The Company may exercise all powers conferred or permitted by the Acts of paying commission or brokerage Subject to the Acts, commission or brokerage may be satisfied by the payment of cash or the allotment of fully- or partly-paid shares or the grant of an option to call for an allotment of shares or by any combination of these methods

10 **Trusts not recognised**

Except as ordered by a court of competent jurisdiction or as required by law, the Company shall not recognise a person as holding a share on trust and is not bound by or otherwise compelled to recognise (even if it has notice of it) an equitable, contingent, future, partial or other claim to or interest in a share other than an absolute right in the holder to the whole of the share

11 **Uncertificated shares**

(A) Subject to the Acts, the board may resolve that a class of shares is to become a participating security and may at any time determine that a class of shares shall cease to be a participating security

(B) Shares of a class shall not be treated as forming a separate class from other shares of that class merely because any such shares are from time to time held in uncertificated form

(C) Any share of a class which is a participating security, may be changed from an uncertificated share to a certificated share and from a certificated share to an uncertificated share in accordance with the Uncertificated Securities Regulations

(D) For so long as a class of shares remains a participating security, these articles shall only apply to uncertificated shares of that class to the extent they are consistent with -

(i) the holding of shares in that class in uncertificated form,

(ii) the transfer of title to shares in that class by means of a relevant system, and

(iii) the Uncertificated Securities Regulations

(E) Where the Company is entitled under any provisions of the Acts or the rules of any relevant system or under these articles to dispose of, forfeit, enforce a lien over or sell or otherwise procure the sale of any shares which are held in uncertificated form, the board shall have the power (subject to the extent permitted by the Uncertificated Securities Regulations and the rules of the relevant system) to take such steps as may be required, by instruction by means of a relevant system or otherwise, to effect such disposal, forfeiture, enforcement or sale and such powers shall (subject as aforesaid) include the right to

(i) request or require the deletion of any computer-based entries in the relevant system relating to the holding of such shares in uncertificated form, and/or

(ii) alter such computer-based entries so as to divest the registered holder of such shares of the power to transfer such shares to a person other than the transferee, purchaser or his nominee identified by the Company for this purpose, and/or

(iii) require any holder of any uncertificated shares which are the subject of any exercise by the Company of any such entitlement, by notice in writing to the holder concerned, to change his holding of such uncertificated shares into certificated form within such period as may be specified in the notice, prior to completion of any disposal, sale or transfer of such shares or direct the holder to take such steps as may be necessary to sell or transfer such shares, and/or

(iv) appoint any person to take such other steps in the name of the holder of such shares as may be required to effect transfer of such shares and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated shares concerned

SHARE CERTIFICATES

12 Right to certificate

(A) Subject to the Acts and the requirements of the London Stock Exchange, a person (except a financial institution in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) on becoming the holder of a certificated share is entitled, unless the terms of issue of the shares provide otherwise, without charge, to one

certificate for all the certificated shares of a class registered in his name or, in the case of certificated shares of more than one class being registered in his name, to a separate certificate for each class of shares

(B) Where a member (other than a financial institution) transfers part of his shares comprised in a certificate he is entitled, without charge, to one certificate for the balance of certificated shares retained by him

(C) The Company is not bound to issue more than one certificate for certificated shares held jointly by two or more persons and delivery of a certificate to one joint holder is sufficient delivery to all joint holders

(D) A certificate shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up on the shares It shall be issued under a seal, which may be affixed to or printed on it, or in such other manner as the board may approve, having regard to the terms of allotment or issue of the shares and the requirements of the London Stock Exchange

(E) The Company shall not issue to any person a certificate in respect of any uncertificated share

13 **Replacement certificates**

(A) Where a member holds two or more certificates for shares of one class, the board may at his request, on surrender of the original certificates and without charge, cancel the certificates and issue a single replacement certificate for certificated shares of that class

(B) At the request of a member, the board may cancel a certificate and issue two or more in its place (representing certificated shares in such proportions as the member may specify), on surrender of the original certificate and on payment of such reasonable sum as the board may decide

(C) Where a certificate is worn out, defaced, lost or destroyed, the board may cancel it and issue a replacement certificate on such terms as to provision of evidence and indemnity (with or without security) and to payment of any exceptional out-of-pocket expenses incurred by the Company in the investigation of that evidence and the preparation of that indemnity and security as the board may decide, and on surrender of the original certificate (where it is worn out or defaced)

LIEN

14 **Company's lien on shares not fully paid**

(A) Subject to section 150 of the 1985 Act (or, as the case may be, section 670 of the 2006 Act (whichever provision is in force at the relevant time)) the Company has a first and paramount lien on every share (other than a fully-paid share) registered in the name of a member (whether solely or jointly with another person) for an amount payable in respect of

the share, whether the due date for payment has arrived or not The lien applies to all dividends from time to time declared or other amounts payable in respect of the share

(B) The board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this article Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share

15 **Enforcement of lien by sale**

(A) For the purpose of enforcing the lien, the board may sell shares subject to the lien in such manner as it may decide, if the due date for payment of the relevant amounts has arrived and payment is not made within 14 clear days after the service of a notice in writing (stating, and demanding payment of, the amounts and giving notice of the intention to sell in default of payment) on the member concerned (or to a person entitled by transmission to the shares)

(B) To give effect to a sale, the board may authorise a person to execute an instrument of transfer of shares in the name and on behalf of the holder of or the person entitled by transmission to the shares to the purchaser or his nominee or, in respect of any uncertificated shares, the board may exercise any of the powers conferred on the Company by article 11(E) to effect transfer of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder of or person entitled by transmission to such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale

16 **Application of proceeds of sale**

The net proceeds of a sale effected under article 15, after payment of the costs of the sale, shall be applied by the Company in or towards satisfaction of the amount in respect of which the lien exists Any residue shall (in respect of any certificated shares sold under article 14 on surrender to the Company for cancellation of the certificate for the shares sold, or the provision of an indemnity (with or without security) as to any lost or destroyed certificate required by the board and subject to a like lien for amounts not presently payable as existed on the shares before the sale) be paid to the member or a person entitled by transmission to the shares immediately before the sale

CALLS ON SHARES

17 **Calls**

Subject to the terms of allotment or issue, the board may make calls on members in respect of amounts unpaid on the shares or a class of shares held by them respectively (whether in respect of nominal value or a premium) and not payable on a date fixed by or in accordance

with the terms of allotment or issue Each member shall (on receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called as required by the notice A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the board may decide A call is deemed made at the time when the resolution of the board authorising it is passed A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made The joint holders of a share are jointly and severally liable for payment of a call in respect of that share

18 **Power to differentiate**

The board may make arrangements on the allotment or issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares

19 **Interest on calls**

If the whole of the amount called is not paid on or before the date fixed for payment, the person by whom it is payable shall pay interest on the unpaid amount at such rate as may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at such rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent per annum) as the board may decide, from and including the date fixed for payment until but excluding the date of actual payment and all costs, charges and expenses incurred by the Company by reason of the non-payment The board may waive payment of the interest in whole or in part

20 **Payment in advance**

The board may, if it thinks fit, receive from a member all or part of the amounts uncalled and unpaid on shares held by him A payment in advance of calls extinguishes to the extent of the payment the liability of the member on the shares in respect of which it is made The Company may pay interest on the amount paid in advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent per annum) as the board may decide

21 **Amounts due on allotment or issue treated as calls**

An amount which becomes payable in respect of a share on allotment or issue or on a date fixed pursuant to the terms of allotment or issue (whether in respect of nominal value or a premium) or as an instalment of a call is deemed to be a call In case of non-payment, the provisions of the articles as to payment of interest and costs, charges and expenses, forfeiture or otherwise apply as if that amount has become payable by virtue of a call

FORFEITURE

22 **Notice if call not paid**

If a member fails to pay the whole of a call or an instalment of a call on or before the date fixed for payment, the board may serve notice on the member or on a person entitled by transmission to the share in respect of which the call was made demanding payment, on a date not less than 14 clear days from the date of the notice, of the amount of the call outstanding and any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment The notice shall state (i) the place where payment is to be made, and (ii) that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited

23 **Forfeiture for non-compliance**

If the notice referred to in article 22 is not complied with, a share in respect of which it is given may, at any time before payment required by the notice has been made, be forfeited by a resolution of the board The forfeiture includes all dividends declared or other amounts payable in respect of the forfeited share and not paid before the forfeiture

24 **Notice after forfeiture**

When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give notice An entry of the fact and date of forfeiture shall be made in the register

25 **Disposal of forfeited shares**

(A) Until cancelled in accordance with the Acts, a forfeited share and all rights attaching to it are deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before the forfeiture the holder or to another person, on such terms and in such manner as the board may decide Where for this purpose a forfeited share is to be transferred, the board may authorise a person to execute an instrument of transfer of the share to the transferee or, in respect of any forfeited share which is held in uncertificated form, the board may exercise any of the powers conferred on the Company by article 11(E) to effect transfer of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder of or person entitled by transmission to such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto The Company may receive the consideration (if any) for the share on its disposal and may register the transferee as the holder of the share

(B) The board may before a forfeited share has been cancelled, sold, re-allotted or otherwise disposed of annul the forfeiture on such conditions as it thinks fit

(C) A statutory declaration by a director or the secretary that a share has been forfeited on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share The declaration (subject if necessary to the execution of an instrument of transfer, or transfer by means of the relevant system, as the case may be) constitutes good title to the share and the person to whom the share is disposed of is not bound to see to the application of the consideration (if any) His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal

26 **Arrears to be paid notwithstanding forfeiture**

A person whose share has been forfeited ceases on forfeiture to be a member in respect of it and shall, in respect of any forfeited share held in certificated form, surrender to the Company for cancellation the certificate for the forfeited share or shares He remains liable to pay, and shall immediately pay to the Company, all calls, interest, costs, charges and expenses owing in respect of the share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at the rate (not exceeding, without the sanction of the Company given by ordinary resolution, 20 per cent per annum) as the board may decide The board may if it thinks fit enforce payment without allowance for the value of the share at the time of forfeiture or for consideration received on disposal

27 **Surrender**

The board may accept the surrender of a share liable to be forfeited and in that case references in the articles to forfeiture include surrender

UNTRACED SHAREHOLDERS

28 **Power of sale**

(A) The Company is entitled to sell the share of a member or of a person entitled by transmission if

(i) during a period of not less than 12 years before the date of publication of the advertisements referred to in paragraph (A)(iii) (or, if published on two different dates, the first date) (the **"relevant period"**) the Company has paid at least three cash dividends (whether interim or final) in respect of the share,

(ii) throughout the relevant period no cheque, warrant or money order sent by the Company by post in a pre-paid envelope addressed to the holder of the share or to the person entitled by transmission to the share in accordance with article 139 has been presented to the paying bank, no payment made by the Company by any other means permitted by article 139 has been claimed or accepted and no communication has been received by the Company from the member or person entitled by transmission (in his capacity as member or person entitled by transmission),

(iii) on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address referred to in paragraph (A)(ii),

(iv) the Company has not, so far as the board is aware, during a further period of three months after the date of the advertisements referred to in paragraph (A)(iii) (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the member or person entitled by transmission (in his capacity as member or person entitled by transmission), and

(v) the Company has first given notice in writing to the London Stock Exchange of its intention to sell the share

(B) In addition to the power of sale conferred by paragraph (A), if during the relevant period or a further period ending on the date when all the requirements of paragraphs (A)(i) to (v) have been satisfied an additional share has been allotted or issued in right of that held at the beginning of, or previously so allotted or issued during, those periods and all the requirements of paragraphs (A)(i) to (v) have been satisfied in respect of the additional share, the Company is entitled to sell the additional share

(C) To give effect to a sale pursuant to paragraphs (A) or (B), in respect of certificated shares the board may authorise a person to execute an instrument of transfer of the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share to the purchaser or his nominee or, in respect of any uncertificated shares, the board may exercise any of the powers conferred on the Company by article 11(E) to effect transfer of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder of or person entitled by transmission to such shares, and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity or invalidity in the proceedings connected with the sale of the share

29 **Application of proceeds of sale**

The Company shall account to the member or other person entitled by transmission to the share for the net proceeds of sale by carrying any amount received on sale to a separate account The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person Any amount carried to the separate account may either be employed in the business of the Company or invested as the board may think fit No interest is payable on that amount and the Company is not required to account for money earned on it

TRANSFER OF SHARES

30 **Method of transfer**

(A) A member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in another form approved by the board, and the instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee

(B) A member may transfer all or any of his uncertificated shares in the manner provided for in the rules and procedures of the relevant system and in accordance with and subject to the Uncertificated Securities Regulations

(C) The transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of it

31 **Right to refuse registration of a transfer of a certificated share**

(A) Subject to article 69 and the requirements of the London Stock Exchange, the board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share which is not fully paid or the transfer of a certificated share on which the Company has a lien If that share has been admitted to the Official List of the London Stock Exchange, the board may not refuse to register the transfer if this would prevent dealings in the share from taking place on an open and proper basis

(B) Subject to article 69 and the requirements of the London Stock Exchange, the board may also, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share or renunciation of a renounceable letter of allotment unless all of the following conditions are satisfied

(i) it is in respect of only one class of shares,

(ii) it is in favour of a single transferee or renouncee or not more than four joint transferees or renouncees,

(iii) it is duly stamped (if required), and

(iv) it is delivered for registration to the office or such other place as the board may decide, accompanied by the certificate for the certificated shares to which it relates (except in the case of a transfer by a financial institution where a certificate has not been issued, or in the case of a renunciation) and such other evidence as the board may reasonably require to prove the title of the transferor or person renouncing and the due execution by him of the transfer or renunciation or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so

(C) If the board refuses to register the transfer of a certificated share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal

to the transferee An instrument of transfer which the board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it All instruments of transfer which are registered may, subject to article 157, be retained by the Company

32 **Registration of transfers of uncertificated shares**

(A) Subject to the requirements of the London Stock Exchange, the Company shall register a transfer of title to any uncertificated share or any renounceable right of allotment of a share which is a participating security held in uncertificated form in accordance with the Uncertificated Securities Regulations and the rules of the relevant system, but so that the board may refuse to register such a transfer in favour of more than four persons jointly or in any other circumstance permitted by the Uncertificated Securities Regulations

(B) If the board refuses to register the transfer of an uncertificated share or of any such uncertificated renounceable right of allotment of a share the Company shall, within two months after the date on which the transfer instruction relating to such transfer was received by the Company, send notice of the refusal to the transferee

33 **Fees on registration**

No fee may be charged by the Company for registering the transfer of a share or the renunciation of a renounceable letter of allotment or other document or instruction relating to or affecting the title to a share or the right to transfer it or for making any other entry in the register

34 **Suspension of registration and closing of register**

Subject to the Acts and the requirements of the London Stock Exchange, the registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any year) as the board may decide and either generally or in respect of a particular class of shares, but the Company shall not close any register relating to a participating security without the consent of the operator of the relevant system

TRANSMISSION OF SHARES

35 **On death**

(A) The Company may recognise only the personal representative or representatives of a deceased member as having title to a share held by that member alone or to which he alone was entitled In the case of a share held jointly by more than one person, the Company may recognise only the survivor or survivors as being entitled to it

(B) Nothing in the articles releases the estate of a deceased member from liability in respect of a share which has been solely or jointly held by him

36 **Election of person entitled by transmission**

(A) A person becoming entitled by transmission to a share may, on production of any evidence the board may require, elect either to be registered as a member or to have a person nominated by him registered as a member

(B) If he elects to be registered himself, he shall give notice to the Company to that effect If he elects to have another person registered, he shall

(i) if it is a certificated share, execute an instrument of transfer of the share to that person, or

(ii) if it is an uncertificated share, either

(a) procure that instructions are given by means of the relevant system to effect transfer of such uncertificated share to that person, or

(b) change the uncertificated share to certificated form and execute an instrument of transfer of that certificated share to that person

(C) All the provisions of the articles relating to the transfer of shares apply to the notice or instrument of transfer or instruction (as the case may be) as if it were an instrument of transfer executed or instruction given by the member and his death, bankruptcy or other event giving rise to a transmission of entitlement had not occurred

(D) The board may give notice requiring a person to make the election referred to in article 36(A) If that notice is not complied with within 60 days, the board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made

37 **Rights on transmission**

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share cease The person entitled by transmission may, however, give a good discharge for dividends and other amounts payable in respect of the share and, subject to articles 36 and 139, has the rights to which he would be entitled if he were the holder of the share The person entitled by transmission is not, however, before he is registered as the holder of the share entitled in respect of it to receive notice of or exercise rights conferred by membership in relation to meetings of the Company or a separate meeting of the holders of a class of shares

ALTERATION OF SHARE CAPITAL

38 **Increase, consolidation, sub-division and cancellation**

The Company may by ordinary resolution

(i) increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution,

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares,

(iii) subject to the Acts, sub-divide all or any of its shares into shares of a smaller amount and may by the resolution decide that the shares resulting from the sub-division have amongst themselves a preference or other advantage or be subject to a restriction, and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled

39 **Fractions**

(A) If, as the result of consolidation and division or sub-division of shares, members become entitled to fractions of a share, the board may on behalf of the members deal with the fractions as it thinks fit In particular, the Company (treating holdings of the same member or members of uncertificated shares and certificated shares of the same class as if they were separate holdings, unless the board otherwise determines) may

(i) sell fractions of a share to a person (including, subject to the Acts, to the Company) for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion amongst the persons entitled (except that if the amount due to a person is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company), or

(ii) subject to the Acts, allot or issue to a member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be)

(B) To give effect to a sale pursuant to article 39(A)(i) the board may authorise a person to execute an instrument of transfer of shares to the purchaser or his nominee or, in respect of uncertificated shares, the board may exercise any of the powers conferred on the Company by article 11(E) to effect transfer of the shares and may cause the name of the purchaser or his nominee to be entered in the register as the holder of the shares and such instrument or exercise of powers (as the case may be) shall be as effective as if it had been executed or exercised by the registered holder and the title of the transferee shall not be effected by any

irregularity or invalidity in the proceedings relating thereto The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale

(C) If shares are allotted or issued pursuant to article 39(A)(ii), the amount required to pay up those shares may be capitalised as the board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 146 In relation to the capitalisation the board may exercise all the powers conferred on it by article 146 without an ordinary resolution of the Company

40 **Reduction of capital**

Subject to the Acts and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way

41 **Purchase of own shares**

Subject to the Acts and the requirements of the London Stock Exchange, the Company may purchase shares of any class (including redeemable shares) in its own capital in any way

GENERAL MEETINGS

42 **Annual general meeting**

The Company shall hold annual general meetings, which shall be convened by the board, in accordance with the Acts

43 **Convening general meetings**

The board may convene a general meeting whenever it thinks fit The board must convene a general meeting immediately on receipt of a requisition from members in accordance with the provisions of sections 303 to 305 of the 2006 Act and in default a meeting may be convened by requisitionists as provided therein At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board A general meeting may also be convened in accordance with article 94

44 **Length and form of notice**

(A) A general meeting of the Company (other than an adjourned meeting) shall be called by notice of

(i) in the case of an annual general meeting, at least 21 clear days, and

(ii) in any other case, at least 14 clear days

(B) Subject to the Acts, and although called by shorter notice than that specified in paragraph (A), a general meeting is deemed to have been duly called if it is so agreed

(i) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting, and

(ii) in the case of any other general meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right

(C) The notice of meeting shall specify

(i) the place, the date and the time of the meeting,

(ii) the general nature of the business to be dealt with at the meeting,

(iii) if the meeting is convened to consider a special resolution, the intention to propose the resolution as such,

(iv) with reasonable prominence, that a member is entitled to appoint another person (who does not have to be a member) as his proxy to exercise all or any rights of his to attend, speak and vote at the meeting and that a member may appoint more than one proxy in relation to the meeting (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him) and shall also specify any more extensive rights (if any) conferred by these articles to appoint more than one proxy, and

(v) in the case of notice convening an annual general meeting only, the notice shall specify that the meeting will be an annual general meeting

(D) The notice of meeting shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors

(E) The board may determine that persons entitled to receive notices of meeting are those persons entered on the register at the close of business on a day determined by the board, provided that the day determined by the board may not be more than 21 days before the day that the relevant notice of meeting is being sent

(F) The notice of meeting may also specify a time (which shall not be more than 48 hours before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting Changes to entries on the register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote

45 **Omission to send notice**

The accidental omission to send a notice of meeting to or, in cases where it is sent out with the notice, an instrument of proxy to, or the non-receipt of either by, a person entitled to receive it does not invalidate the proceedings at a general meeting

46 **Special business**

All business transacted at a general meeting is deemed special except the following business at an annual general meeting

(i) the receipt and consideration of the annual accounts, the directors' report and auditors' report on those accounts,

(ii) the appointment of directors and other officers in place of those retiring by rotation or otherwise ceasing to hold office,

(iii) the declaration of dividends, and

(iv) the appointment of the auditors (when special notice of the resolution for appointment is not required by the Acts) and the fixing, or determination of the manner of the fixing, of their remuneration

PROCEEDINGS AT GENERAL MEETINGS

47 **Quorum**

(A) No business may be transacted at a general meeting unless a quorum is present The absence of a quorum does not prevent the appointment of a chairman in accordance with the articles, which is not treated as part of the business of the meeting

(B) The quorum for a general meeting is for all purposes two members present in person or by proxy and entitled to vote

48 **Procedure if quorum not present**

(A) If a quorum is not present within thirty minutes from the time fixed for the start of the meeting, the meeting, if convened by or on the requisition of members, is dissolved In any other case it stands adjourned to such time (being not less than 14 days nor more than 28 days later) and place as the chairman (or, in default, the board) decides

(B) At an adjourned meeting the quorum is two members present in person or by proxy and entitled to vote If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting is dissolved

(C) The Company shall give not less than seven clear days' notice of any meeting adjourned for the lack of a quorum and the notice shall state the quorum requirement

49 **Chairman**

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at a general meeting If there is no chairman or deputy chairman, or if at a meeting neither is present within five minutes after the time fixed for the start of the meeting or neither is willing to act, the directors present shall select one of their number to be chairman If only one director is present and willing to act, he shall be chairman In default, the members present in person and entitled to vote shall choose one of their number to be chairman

50 **Director's right to attend and speak**

A director is entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a member

51 **Power to adjourn**

(A) The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn a meeting from time to time and from place to place or for an indefinite period

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to (i) secure the proper and orderly conduct of the meeting, (ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting, or (iii) ensure that the business of the meeting is properly disposed of

52 **Notice of adjourned meeting**

Without prejudice to article 48(C) and subject always to article 44(E), whenever a meeting is adjourned for 28 days or more or for an indefinite period, at least seven clear days' notice specifying the place, date and time of the adjourned meeting and the general nature of the business to be transacted shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice), the directors and the auditors Except in these circumstances, and subject to article 48(C) and article 44(E), it is not necessary to give notice of an adjourned meeting or of the business to be transacted at the adjourned meeting

53 **Business at adjourned meeting**

No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place

54 **Accommodation of members at meeting**

If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting is duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to (i) participate in the business for which the meeting has been convened, (ii) hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere, and (iii) be heard and seen by all other persons present in the same way

55 **Security**

The board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place The board is entitled to refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions

VOTING

56 **Method of voting**

(A) At a general meeting, a resolution put to the vote of the meeting is decided by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is duly demanded

(B) Subject to the Acts, a poll may be demanded on any question by

(i) the chairman of the meeting,

(ii) not less than five members present in person or by proxy and entitled to vote,

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting, or

(iv) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right

A demand by a proxy is deemed to be a demand by the member appointing the proxy

(C) Unless a poll is demanded and the demand is not withdrawn, a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the book containing the minutes of proceedings, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution

57 **Procedure on a poll**

(A) If a poll is properly demanded, it shall be taken in such manner as the chairman directs He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll The result of the poll is deemed to be the resolution of the meeting at which the poll is demanded

(B) A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than 30 clear days after the date of the demand)

(C) No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken

(D) The demand for a poll may be withdrawn but only with the consent of the chairman A demand withdrawn in this way validates the result of a show of hands declared before the demand is made In the case of a poll demanded before the declaration of the result of a show of hands, the meeting shall continue as if the demand has not been made

(E) The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded

(F) On a poll, votes may be given in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way, whether present in person or by proxy

58 **Votes of members**

(A) Subject to any special terms as to voting on which shares have been allotted or issued, or any suspension or abrogation of voting rights pursuant to the articles, at a general meeting every member present in person shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for every ordinary share of which he is the holder

(B) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other joint holder or holders, and seniority is determined by the order in which the names of the holders stand in the register

(C) A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person

authorised for that purpose and appointed by the court A guardian, receiver, curator bonis or other authorised and appointed person may, on a poll, vote by proxy if evidence (to the satisfaction of the board) of the authority of the person claiming to exercise the right to vote is deposited at the office (or at another place specified in accordance with the articles for the deposit of instruments of proxy) within the time limits prescribed by the articles for the deposit of instruments of proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised

59 **No casting vote**

In the case of an equality of votes the chairman shall not have a casting vote

60 **Restriction on voting rights for unpaid calls etc.**

Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid This restriction ceases on payment of the amount outstanding and all costs, charges and expenses incurred by the Company by reason of the non-payment

61 **Voting by proxy**

(A) An instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) executed by the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign

(B) An instrument of proxy is deemed (unless the contrary is stated in it) to confer authority to speak at and demand or join in demanding a poll and to vote (whether on a show of hands or a poll) on a resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit

(C) A proxy need not be a member

(D) A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share

(E) Deposit of an instrument of proxy does not prevent a member attending, speaking and voting in person at the meeting (whether on a show of hands or on a poll) or an adjournment of the meeting

(F) An instrument of proxy is (unless the contrary is stated in it) valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates An instrument of proxy is

valid for 12 months from the date of execution

(G) Subject to the Acts and the requirements of the London Stock Exchange, the Company may send an instrument of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting If sent the instrument shall provide for two-way voting (without prejudice to a right to abstain) on all resolutions set out in the notice of meeting

62 **Deposit of proxy**

An instrument of proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be

(i) in the case of an instrument in writing, be deposited at the office, or another place in the United Kingdom specified in the notice convening the meeting or in an instrument of proxy or other accompanying document sent by the Company in relation to the meeting, not less than 48 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the instrument proposes to vote,

(ii) in the case of an appointment contained in electronic form, where an address has been specified by the Company for the purpose of receiving documents or information in electronic form

(a) in the notice convening the meeting, or

(b) in an instrument of proxy or other accompanying sent out by the Company in relation to the meeting, or

(c) in any invitation contained in electronic form to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than 48 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote,

(iii) in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, deposited as required by paragraph (i) not less than 24 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before the time appointed for the holding of the adjourned meeting or the taking of the poll, or

(iv) in the case of a meeting adjourned for less than 48 hours or in the case of a poll not taken immediately but taken not more than 48 hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director

An instrument of proxy not deposited or delivered in accordance with this article is invalid The Board may at its discretion treat a faxed or other machine made copy of a written instrument or any document or information sent or supplied in electronic form appointing a proxy as such an appointment for the purpose of this article

In articles 62 and 63, "**address**" in relation to documents or information sent or supplied in electronic form includes a number or address used for the purposes of sending or receiving documents or information by electronic means

63 **When votes by proxy valid though authority revoked**

A vote given or poll demanded by a proxy or authorised representative of a company is valid despite termination of his authority unless notice of termination is received by the Company at the office (or such other place specified for depositing a written instrument of proxy or, where the appointment of the proxy is contained in electronic form, at the address at which such appointment was received) at least one hour before the time for holding the meeting or adjourned meeting at which the vote is given or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast

CORPORATE REPRESENTATIVE

64 A company which is a member may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative (or as the case may be, representatives) at a meeting or at a separate meeting of the holders of a class of shares (the "**representative(s)**") The representative(s) shall be entitled to exercise on behalf of the company those powers that the company could exercise if it were an individual member The company is for the purposes of the articles deemed to be present in person at a meeting if the representative(s) is/are present All references to attendance and voting in person shall be construed accordingly A director, the secretary or other person authorised for the purpose by the secretary may require the representative(s) to produce a certified copy of the resolution of authorisation before permitting them to exercise their powers

OBJECTIONS TO AND ERROR IN VOTING

65 No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs An objection properly made shall be referred to the chairman and only invalidates the result of the voting if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting The decision of the chairman is conclusive and binding on all concerned

AMENDMENTS TO SPECIAL RESOLUTIONS

66 No amendment to a resolution duly proposed as a special resolution other than an amendment to correct a patent error may be considered or voted on

AMENDMENTS TO ORDINARY RESOLUTIONS

67 No amendment to a resolution duly proposed as an ordinary resolution other than an amendment to correct a patent error may be considered or voted on unless either (i) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been lodged at the office, or (ii) the chairman in his absolute discretion decides that the amendment may be considered or voted on If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling

CLASS MEETINGS

68 A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as a general meeting, except that

(i) no member, other than a director, is entitled to notice of it or to attend unless he is a holder of shares of that class,

(ii) no vote may be given except in respect of a share of that class,

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class,

(iv) the quorum at an adjourned meeting is two persons holding shares of that class who are present in person or by proxy, and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder

FAILURE TO DISCLOSE INTERESTS IN SHARES

69

(A) Where notice is served by the Company under section 793 of the 2006 Act (a "**section 793 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 793 notice in right of those shares) to give the Company the information required within the prescribed period from the date of the section 793 notice, the following sanctions apply, unless the board otherwise decides

(i) the member is not entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, and

(ii) where the default shares represent at least 0 25 per cent in nominal value of the issued shares of their class

(a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member is not entitled to elect, pursuant to article 128, to receive shares instead of a dividend, and

(b) no transfer of any default shares held in certificated form shall be registered unless the transfer is an excepted transfer or

(1) the member is not himself in default in supplying the information required, and

(2) the member proves to the satisfaction of the board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer, and/or

(c) the board may give notice in writing to any member holding default shares in uncertificated form, requiring the member to change his holding of uncertificated default shares to certificated form within any period specified in the notice and requiring the member to continue to hold such default shares in certificated form for so long as the default subsists The board may also appoint any person to take such other steps, by instruction by means of a relevant system or otherwise, in the name of the holder of such default shares, to effect conversion of such shares to certificated form and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated default shares

(B) The sanctions under paragraph (A) cease to apply seven days after the earlier of

(i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares transferred, and

(ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 793 notice

(C) Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 793 notice to another person, it shall at the same time send a copy of the section 793 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A)

(D) In this article 69:

(i) a person, other than the member holding a share, is treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested,

or if the Company (after taking account of information obtained from the member or, pursuant to a section 793 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested,

(ii) "**interested**" is construed in accordance with sections 820 to 825 (inclusive) of the 2006 Act,

(iii) reference to a person having failed to give the Company the information required by a section 793 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(iv) the "**prescribed period**" means 14 days,

(v) an "**excepted transfer**" means, in relation to shares held by a member

(a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428(1) of the 1985 Act), or

(b) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or another stock exchange outside the United Kingdom on which shares in the capital of the Company are normally traded, or

(c) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

(E) The provisions of this article are in addition and without prejudice to the provisions of the Acts

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

70 Number of directors

Unless and until otherwise decided by the Company by ordinary resolution the number of directors is subject to a maximum of 15 and must not be less than two

71 Power of the Company to appoint directors

Subject to the articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles

72 **Power of the board to appoint directors**

Without prejudice to the power of the Company to appoint a person to be a director pursuant to the articles, the board may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting He is not required, and is not taken into account in determining the number of directors who are, to retire by rotation at the meeting

73 **Appointment of executive directors**

Subject to the Acts, the board may appoint one or more of its body to hold employment or executive office (including, without limitation, that of chief executive officer) with the Company for such term (subject to the Acts) and on any other conditions the board thinks fit The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise

74 **Eligibility of new directors**

(A) No person other than a director retiring (by rotation or otherwise) may be appointed or reappointed a director at a general meeting unless

(i) he is recommended by the board, or

(ii) not less than seven nor more than 42 days before the date fixed for the meeting, notice has been given to the Company by a member (other than the person to be proposed) qualified to vote at the meeting of the intention to propose that person for appointment or reappointment The notice shall (a) state the particulars which would, if the proposed director were appointed or reappointed, be required to be included in the Company's register of directors, (b) be accompanied by notice given by the proposed director of his willingness to be appointed or reappointed, and (c) be lodged at the office

(B) A director need not be a member

75 **Voting on resolution for appointment**

A resolution for the appointment of two or more persons as directors by a single resolution is void unless an ordinary resolution that the resolution for appointment is proposed in this way has first been agreed to by the meeting without a vote being given against it

76 **Retirement by rotation**

At each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third, shall retire from office If there are fewer than three directors who are subject to retirement by rotation, one shall retire from office

77 **Directors subject to retirement**

Subject to the Acts and the articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot The directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting

78 **Position of retiring director**

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed If he is not reappointed or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting

79 **Deemed reappointment**

At a general meeting at which a director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring director is, if willing, deemed reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost

80 **No retirement on account of age**

Subject to the requirements of the Acts, no person is incapable of being appointed a director by reason of his age

81 **Removal by ordinary resolution**

In addition to any power of removal conferred by the Acts, the Company may by ordinary resolution remove a director before the expiration of his period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may (subject to the articles) by ordinary resolution appoint another person who is willing to act to be a director in his place A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a director on the date on which the person in whose place he is appointed was last appointed or reappointed a director

82 **Vacation of office by director**

(A) Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if

(i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting,

(ii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director,

(iii) he becomes bankrupt, has an interim receiving order made against him, makes an arrangement or compounds with his creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act,

(iv) an order is made by a court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian, receiver, curator bonis or other person to exercise powers with respect to his affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any statute for the time being in force in the United Kingdom relating to mental disorder or, in any other territory, in pursuance of an application for admission under analogous legislation or regulation and the board resolves that his office be vacated,

(v) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated, or

(vi) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise)

(B) A resolution of the board declaring a director to have vacated office under the terms of this article is conclusive as to the fact and grounds of vacation stated in the resolution

ALTERNATE DIRECTORS

83 **Appointment**

(A) A director (other than an alternate director) may by notice delivered to the secretary at the office, or in any other manner approved by the board, appoint as his alternate director

(i) another director, or

(ii) another person approved by the board and willing to act

No appointment of an alternate director who is not already a director is effective until his consent to act as a director in the form prescribed by the Acts has been received at the office

(B) An alternate director need not be a member and is not counted in reckoning the number of directors for the purpose of article 70

84 **Revocation of appointment**

A director may by notice delivered to the secretary at the office revoke the appointment of his alternate director and, subject to the provisions of article 83, appoint another person in his place If a director ceases to hold the office of director or if he dies, the appointment of his alternate director automatically ceases If a director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired The appointment of an alternate director ceases on the happening of an event which, if he were a director otherwise appointed, would cause him to vacate office

85 **Participation in board meetings**

An alternate director is, if he gives the Company an address in the United Kingdom or an electronic address (as defined in article 150) at which notices may be served on him, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present

86 **Responsibility**

A person acting as an alternate director is an officer of the Company, is alone responsible to the Company for his acts and defaults, and is not deemed to be the agent of his appointor

REMUNERATION, EXPENSES AND PENSIONS

87 **Directors' fees**

Unless otherwise decided by the Company by ordinary resolution, the Company shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the board decides (not exceeding £200,000 per annum or such larger amount as the Company may by ordinary resolution decide) The aggregate fees shall be divided among the directors in such proportions as the board decides or, if no decision is made, equally A fee payable to a director pursuant to this article is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of the articles and accrues from day to day

88 **Additional remuneration**

A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the board may decide

89 **Expenses**

A director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director including, without limitation, expenses incurred in attending meetings of the board or of committees of the board or general meetings or separate meetings of the holders of a class of shares or debentures

90 **Remuneration and expenses of alternate directors**

An alternate director is not entitled to a fee from the Company for his services as an alternate director The fee payable to an alternate director is payable out of the fee payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor The Company shall, however, repay to an alternate director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under article 89 had he been a director

91 **Directors' pensions and other benefits**

(A) The board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of (i) the Company, (ii) a company which is or was a subsidiary undertaking of the Company, (iii) a company which is or was allied to or associated with the Company or a subsidiary undertaking of the Company, or (iv) a predecessor in business of the Company or of a subsidiary undertaking of the Company (or, in each case, for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him) For this purpose the board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums The board may arrange for this to be done by the Company alone or in conjunction with another person

(B) A director or former director is entitled to receive and retain for his own benefit a pension or other benefit provided under paragraph (A) and is not obliged to account for it to the Company

92 **Remuneration of executive director**

The salary or other remuneration of a director appointed to hold employment or executive office in accordance with the articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board, and may be in addition to or instead of a fee payable to him for his services as director pursuant to the articles

POWERS AND DUTIES OF THE BOARD

93 **Powers of the board**

Subject to the Acts, the memorandum of association of the Company and the articles and to directions given by special resolution of the Company, the business of the Company is managed by the board which may exercise all the powers of the Company whether relating to the management of the business or not No alteration of the memorandum of association or of the articles and no direction given by the Company invalidate a prior act of the board which would have been valid if the alteration had not been made or the direction had not been given The provisions of the articles giving specific powers to the board do not limit the general powers given by this article

94 **Powers of directors being less than minimum required number**

If the number of directors is less than the minimum prescribed by the articles or decided by the Company by ordinary resolution, the remaining director or directors may act only for the purposes of appointing an additional director or directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment If no director or directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing directors An additional director appointed in this way holds office (subject to the articles) only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting

95 **Powers of executive directors**

The board may delegate to a director holding executive office (including, without limitation, a managing director) any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director The board may at any time revoke the delegation or alter its terms and conditions

96 **Delegation to committees**

The board may delegate any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit to a committee consisting of one or more directors and (if thought fit) one or more other persons In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the committee The board may at any time revoke the delegation or alter its terms and conditions or discharge the committee in whole or in part Where a provision of the articles refers to the exercise of a power, authority or discretion by the board and that power, authority or discretion has been delegated by the board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee

97 **Local management**

The board may establish local or divisional boards or agencies for managing the affairs of the Company in a specified locality, either in the United Kingdom or elsewhere, and may appoint persons to be members of a local or divisional board or agency, and may fix their remuneration The board may delegate to a local or divisional board or agency any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit In particular, without limitation, the board may grant the power to sub-delegate, may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the local or divisional board or agency and may authorise the members of a local or divisional board or agency (or any of them) to fill a vacancy or to act despite a vacancy The board may at any time revoke or alter the terms and conditions of the appointment or delegation Subject to terms and conditions imposed by the board, the proceedings of a local or divisional board or agency with two or more members are governed by those articles that regulate the proceedings of the board, so far as applicable

98 **Agents**

The board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit In particular, without limitation, the board may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the agent The board may at any time revoke or alter the terms and conditions of the appointment or delegation

99 **Associate directors**

The board may appoint a person (not being a director) to an office or employment having a designation or title including the word "director" or attach to an existing office or employment that designation or title and may terminate the appointment or use of that designation or title The inclusion of the word "director" in the designation or title of an office or employment does not imply that the person is, or is deemed to be, or is empowered to act as, a director for any of the purposes of the Acts or the articles

100 **Exercise of voting powers**

Subject to article 103, the board may exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company)

101 **Provision for employees**

The board may exercise the powers conferred on the Company by the Acts to make provision for the benefit of a person employed or formerly employed by the Company or

any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary undertaking The board shall be entitled to exercise the power conferred by this article 101, notwithstanding the general duty imposed by section 172 of the 2006 Act

102 **Registers**

(A) Subject to the Acts, the Company shall enter on the register how many certificated shares and uncertificated shares each member holds

(B) Subject to the Acts, the board may exercise the powers conferred on the Company with regard to the keeping of an overseas, local or other register and may make and vary regulations as it thinks fit concerning the keeping of any such register, provided however that those members who hold uncertificated shares may not be entered as holders of those shares on an overseas branch register

103 **Borrowing powers**

(A) Subject to the following provisions of this article, the board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Acts, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party

(B) The board shall restrict the borrowings of the Company and shall exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to ensure (as regards subsidiary undertakings, to the extent possible) that the aggregate principal amount outstanding in respect of moneys borrowed by the group does not at any time without the previous sanction of an ordinary resolution of the Company exceed a sum equal to twice the adjusted capital and reserves

(C) In this article 103

(i) **"adjusted capital and reserves"** means a sum equal to the aggregate of

(a) the amount paid up on the allotted share capital of the Company, and

(b) the amount standing to the credit or debit of the consolidated reserves,

all as shown in the relevant balance sheet but after

(c) making all adjustments which are, in the opinion of the board, necessary or appropriate to take account of

(1) a variation in the amounts referred to in paragraphs (a) and (b) since the date of the relevant balance sheet arising out of the allotment of shares in

the capital of the Company, for this purpose if a proposed allotment of shares by the Company for cash has been underwritten, those shares are deemed to have been allotted and the amount (including any premium) of the subscription moneys payable in respect of those shares (not being moneys payable later than six months after the date of allotment) are deemed to have been paid up to the extent underwritten on the date on which the issue of those shares was underwritten (or, if the underwriting was conditional, the date on which it became unconditional),

(2) other changes in circumstances since the date of the relevant balance sheet, and

(d) adding back to the relevant balance sheet (as adjusted pursuant to the preceding provisions of this article) goodwill arising on acquisitions of group undertakings after 1 January 1993 which has been written off or amortised against reserves in accordance with generally accepted accounting practice in the United Kingdom, these amounts to be certified by the auditors, and

(e) deducting (so far as not already deducted or provided for) the amount of a distribution declared, recommended or paid by a group undertaking to a person other than a group undertaking out of profits accrued up to and including the date of, but not provided for in, the relevant balance sheet,

(f) excluding the effect on the reserves of any retirement benefits scheme deficit or surplus (net of associated deferred tax) which would otherwise be included in accordance with applicable accounting standards

(ii) "**group**" means

(a) the Company,

(b) all undertakings which are included in the consolidated group accounts in which the relevant balance sheet is comprised and which would be so included if group accounts were prepared at the relevant time (and if that time were the end of the Company's financial year),and

(c) all undertakings which are not included in the consolidated group accounts in which the relevant balance sheet is comprised but which would be so included if group accounts were prepared at the relevant time (and if that time were the end of the Company's financial year),

(iii) "**group undertaking**" means the Company or another undertaking in the group,

(iv) "**moneys borrowed**" means all moneys borrowed including, without limitation

(a) the nominal amount of and the amount of any premium paid in respect of any allotted share capital (not being equity share capital) of a group undertaking other than the Company not beneficially owned, directly or indirectly, by another group undertaking,

(b) any amount raised by acceptance under an acceptance credit facility,

(c) any amount raised under a note purchase facility,

(d) the amount of any liability in respect of a lease or hire purchase contract which would, in accordance with generally accepted accounting standards in the United Kingdom, be treated as a finance or capital lease,

(e) the amount of any liability in respect of a purchase price for assets or services the payment of which is deferred for a period of more than 90 days,

(f) any amount raised under another transaction (including, without limitation, a forward sale or purchase agreement or any debentures whether secured or unsecured) having the commercial effect of a borrowing, and

(g) any fixed or minimum premium payable on repayment of any borrowing or deemed borrowing,

but excluding

(h) borrowings by one group undertaking from another, including the principal amount of any loan capital (whether secured or unsecured) and the nominal amount of any allotted or issued share capital (not being equity share capital) of a group undertaking beneficially owned, directly or indirectly, by another group undertaking,

(i) borrowings for the purpose of financing a contract to the extent that the price receivable under the contract is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by another person fulfilling a similar function,

(j) borrowings for the purpose of, and applied within six months of being made in, repaying the whole or part of borrowings that constitute moneys borrowed for the purposes of this article, pending their application for that purpose within that period,

and in calculating moneys borrowed for the purposes of this article, there shall be deducted

(k) an amount equal to the aggregate of

(1) all cash in hand and cash deposits repayable on demand with any bank or financial institution (not itself a group undertaking), and

(2) investments which are readily convertible into known amounts of cash with notice of 48 hours or less,

in each case beneficially owned, directly or indirectly, by a group undertaking and whether denominated in sterling or in a currency other than sterling,

(v) **"relevant balance sheet"** means the consolidated balance sheet dealing with the state of affairs of the Company and its subsidiary undertakings comprised in the latest group accounts prepared and approved by the board and on which the auditors have made their report pursuant to the Acts

(D) When the amount of moneys borrowed to be taken into account for the purposes of this article on a particular day is being calculated, moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent either

(i) at the rate of exchange specified in a forward purchase contract, currency option, back-to-back loan, swap or other arrangement taken out or entered into to reduce the risk associated with fluctuations in rates of exchange in respect of repayment of those moneys (a **"hedging agreement"**), or

(ii) if those moneys were borrowed on or before the date of the relevant balance sheet and repayment of those moneys has not been covered by a hedging agreement, at the more favourable to the Company of

(a) the rate of exchange used for the conversion of that currency in the relevant balance sheet, or

(b) the middle-market rate of exchange quoted by Barclays Bank PLC at the close of business in London on the business day immediately preceding the day on which the calculation falls to be made, or

(iii) if those moneys were borrowed after the date of the relevant balance sheet and repayment of those moneys has not been covered by a hedging agreement, at the more favourable to the Company of

(a) the middle-market rate of exchange quoted by Barclays Bank PLC at the close of business in London on the date of the relevant balance sheet, or

(b) the middle-market rate of exchange quoted by Barclays Bank PLC at the close of business in London on the business day immediately preceding the day on which the calculation falls to be made

(E) A report of the auditors as to the amount of the adjusted capital and reserves or the aggregate amount of moneys borrowed for the purposes of this article is conclusive and binding on all concerned Nevertheless the board may at any time act in reliance on a bona fide estimate of the amount of the adjusted capital and reserves or the aggregate amount of moneys borrowed If in consequence the limit on moneys borrowed set out in this article is

inadvertently exceeded, the amount of moneys borrowed equal to the excess may be disregarded for 90 days after the date on which by reason of a determination of the auditors or otherwise the board becomes aware that this situation has or may have arisen

(F) No debt incurred or security given in respect of moneys borrowed in excess of the limit imposed by this article is invalid or ineffectual except where express notice that the limit has been or will be exceeded has been given to the lender or recipient of the security at the time when the debt is incurred or security given No lender or other person dealing with the Company is concerned to see or enquire whether the limit is observed

104 **Register of charges**

The Company shall keep a register of charges in accordance with the Acts and the fee to be paid by a person other than a creditor or member for each inspection of the register of charges is the maximum sum prescribed by the Acts or, failing which, decided by the board

DIRECTORS' INTERESTS

105 **Application of articles 106 to 120 (inclusive)**

(A) Articles 106 to 112 (inclusive) shall apply before 1 October 2008 (or, if different, such other date as sections 175 to 177 (inclusive) of the 2006 Act come into force. On such date, articles 106 to 112 (inclusive) shall cease to have effect in all respects

(B) Immediately upon articles 106 to 112 (inclusive) ceasing to have effect pursuant to paragraph (A) of this article 105, articles 113 to 120 (inclusive) shall apply (and, for the avoidance of doubt, prior to that time articles 113 to 120 (inclusive) shall have no effect whatsoever)

106 **Directors may have interests**

Provided permitted by the Acts and provided he has disclosed to the board the nature and extent of his interests in accordance with article 107, a director, notwithstanding his office·

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise,

(ii) may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration and otherwise as the board may decide either in addition to or instead of remuneration provided for by another article,

(iii) may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment, and

(iv) is not liable to account to the Company for a profit, remuneration or other benefit realised by such office, employment, contract, arrangement, transaction or proposal and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit

107 **Disclosure of interests to the board**

For the purposes of article 106, a director who, to his knowledge, is in any way interested (directly or indirectly) in a contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become interested For the purposes of this article

(i) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in a contract, transaction, arrangement or proposal in which a specified person or class of persons is interested is a sufficient disclosure under this article in relation to that contract, transaction, arrangement or proposal, and

(ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge is not treated as his interest

108 **Interested directors not to vote or count for quorum**

Except as provided in this article, a director may not vote on a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings,

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security,

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or

purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate,

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a **"relevant company"**), if he does not to his knowledge hold an interest in shares (as that term is defined in sections 820 to 825 of the 2006 Act) representing one per cent or more of either any class of the equity share capital of or the voting rights in the relevant company,

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings under which the director is not awarded a privilege or benefit not generally awarded to the employees to whom it relates,

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit,

(vii) the funding of expenditure by one or more directors in defending proceedings against him or them or doing anything to enable such director or directors to avoid incurring such expenditure provided that such funding is consistent with, or no more beneficial to him than, the provisions of these articles (and provided always such funding is permitted pursuant to the provisions of the Acts), and

(viii) indemnities in favour of directors which are consistent with, or no more beneficial to him than any such indemnities provided pursuant to these articles (and provided always such indemnities are permitted pursuant to the provisions of the Acts)

109 **Director's interest in such appointment**

A director may not vote or be counted in the quorum on a resolution of the board or committee of the board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each director In that case each of the directors concerned (if not otherwise debarred from voting under this article) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment

110 **Chairman's ruling conclusive on director's interest**

If a question arises at a meeting as to the materiality of a director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question

shall be referred to the chairman and his ruling in relation to the director concerned shall be conclusive and binding on all concerned

111 **Director's resolution conclusive on chairman's interest**

If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman) whose majority vote shall be conclusive and binding on all concerned

112 **Connected persons and alternate directors**

For the purposes of articles 106 to 111, the interest of a person who is connected with a director (within the meaning of sections 252 to 255 (inclusive) of the 2006 Act) is treated as the interest of the director and, in relation to an alternate director, the interest of his appointor is treated as the interest of the alternate director in addition to an interest which the alternate director otherwise has This article applies to an alternate director as if he were a director otherwise appointed

PROCEEDINGS OF DIRECTORS AND COMMITTEES

113. **Board authorisation of conflicts of interest**

(A) If a Relevant Situation arises, the directors may, subject to article 113(B), resolve to authorise any matter which relates to the Relevant Situation, including, without limitation, the continuing performance by the Conflicted Director of his duties and the acceptance of or continuing in any office, employment or position in addition to that of his office as a director

(B) Any authorisation under article 113(A) shall be effectively only if

(i) the Relevant Situation arose on or after 1 October 2008 (or such other date when section 175 of the 2006 Act came into force),

(ii) any requirement as to the quorum at any meeting of the directors at which the matter is considered is met without counting either the Conflicted Director or any other interested director,

(iii) the matter, office, employment or position was agreed to and any relevant resolution was passed without counting the votes of the Conflicted Director and without counting the votes of any other interested Director (or such matter would have been so agreed and such relevant resolution would have been so passed if their votes had not been counted), and

(iv) the Conflicted Director has disclosed in writing all material particulars of the matter, office, employment or position which relates to the Relevant Situation which could

reasonably be expected to influence the decision of the Independent Directors as to whether to authorise such matter, office, employment or position which relates to the Relevant Situation and the continuing performance of the Conflicted Director of his duties and/or the terms of such authorisation

(C) Subject to the provisions of article 113(B), any request for authorisation received from a Conflicted Director may be dealt with and resolved upon by the Independent Directors in such manner as any other matter may be considered and resolved upon by the directors in accordance with these articles

(D) Any authorisation made in accordance with this article 113 may be made on such terms and subject to such limitations as the Independent Directors may, in their absolute discretion determine and such terms and limitations may be imposed at the time of or after the authorisation and may be subsequently varied or terminated

(E) If a matter, office, employment or position relating to a Relevant Situation is authorised by the Independent Directors in accordance with the provisions of this article 113, the Conflicted Director (for as long as he reasonably believes such Relevant Situation subsists)

(i) shall not be required to disclose to the Company (including the board or any committee of it) any confidential information relating to such matter, office, employment or position which he obtains or has obtained otherwise than in his capacity as a director, if to make such disclosure would give rise to a breach of duty or breach of obligation of confidence owed by him to another person in relation to such matter, office, employment or position,

(ii) shall be entitled to absent himself from all or any meetings of the board (or any committee of it) at which anything relating to such matter, office, employment or position will or may be discussed, and

(iii) shall be entitled to make such arrangements as he thinks fit not to receive documents or information (including, without limitation, board papers (or those of any committee of it)) relating to any such matter, office, employment or position and/or for such documents or information to be received and read by a professional adviser on his behalf,

and in so doing, such Conflicted Director shall not be in breach of any general duty he owes to the Company pursuant to sections 171 to 177 (inclusive) of the 2006 Act and the provisions of this article 113(E) shall be without prejudice to any equitable principle or rule of law which may excuse the Conflicted Director from disclosing information or attending meetings or receiving documents or information, in circumstances where such disclosure, attendance or receipt would otherwise be required under these articles

(F) It shall not be necessary for a director to seek any authorisation under this article 113 if

(i) the Relevant Situation cannot reasonably be regarded as likely to give rise to a conflict of interest,

(ii) the conflict of interest arises in relation to a transaction or arrangement with the Company, or

(iii) the provisions of Chapter 4, Part 10 of the 2006 Act applies to the Relevant Situation and approval is either given in accordance with the relevant provision(s) of that chapter or any such approval is not required (as determined in accordance with the relevant provision of that Chapter)

114 **Director may have interests**

Provided permitted by the Acts and provided he has disclosed to the board the nature and extent of his interest in accordance with article 115, a director, notwithstanding his office

(i) may be a party to, or otherwise interested in any contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise,

(ii) may hold any other office or place of profit under the Company (except that of auditor or of auditor of a subsidiary of the Company) in conjunction with or in addition to the office of director and may act by himself or through his firm in a professional capacity for the Company and in any such case on such terms as to remuneration and otherwise as the board may arrange either in addition to or in lieu of any remuneration provided for by any other article,

(iii) may be a member of or a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any body corporate promoted by or promoting the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment,

(iv) shall not, by reason of his office, be liable to account to the Company for any dividend, profit, remuneration, superannuation payment or other benefit which he derives from

  (i) any matter, office, employment or position which relates to a Relevant Situation authorised in accordance with article 113, or

  (ii) any office, employment, contract, arrangement, transaction or proposal or other interest permitted pursuant to paragraphs (i) to (iii) (inclusive) of this article 114,

and no contract, arrangement, transaction or proposal shall be avoided on the grounds of any director having any such interest or receiving any such dividend, profit, remuneration, superannuation, payment or other benefit authorised in accordance with article 113 or permitted pursuant to paragraphs (i) to (iii) (inclusive) of this article 114 and the receipt of any such dividend, profit, remuneration, superannuation, payment or other benefit so authorised or permitted shall not constitute a breach of the duty not to accept benefits from third parties as set out in section 176 of the 2006 Act.

115 **Disclosure of interests to Board**

(A) A director shall declare the nature and extent of his interest in a Relevant Situation to the other directors and any such declaration shall be made in accordance with the provisions of article 115(D) to 115(G) (inclusive)

(B) If a director is in any way, directly or indirectly, interested in a proposed transaction or arrangement with the Company, he must declare the nature and extent of that interest to the other directors and any such declaration shall be made in accordance with the provisions of article 115(D) to 115(G) (inclusive)

(C) If a director is in any way, directly or indirectly, interested in a transaction or arrangement which has already been entered into by the Company, he must declare the nature and extent of his interest to the other directors (unless the interest has already been declared under article 115(B) and any such declaration shall be made in accordance with the provisions of article 115(D) to 115(G) (inclusive)

(D) The declaration of interest must (in the case of article 113(C)) and may, but need not (in the case of article 113(A) or 113(B) be made

(i) at a meeting of the directors, or

(ii) by notice to the directors in accordance with

(a) section 184 of the 2006 Act (notice in writing), or

(b) section 185 of the 2006 Act (general notice)

(E) If any declaration of interest made pursuant to articles 113(A) to 113(C) (inclusive) proves to be, or becomes, inaccurate or incomplete, a further declaration must be made

(F) Any declaration of interest

(i) required by article 113(a) or 113(B), must be made as soon as is reasonably practicable Failure to comply with this requirement does not affect the underlying duty to make the declaration of interest, and

(ii) required by article 113(B), must be made before the Company enters into the transaction or arrangement

(G) No declaration of interest is required under this Article 113

(i) in relation to an interest of which the director is not aware, or where the director is not aware of the transaction or arrangement in question For this purpose, a Director is treated as being aware of matters of which he ought reasonably to be aware,

(ii) if the interest cannot reasonably be regarded as likely to give rise to a conflict of interest,

(iii) if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware), or

(iv) if, or to the extent that, it concerns terms of his service contract that have been or are to be considered

(a) by a meeting of the directors, or

(b) by a committee of the directors appointed for the purpose under these articles

116 **Interest director not vote or count for quorum**

Save as provided in this article 116, a director shall not vote on or be counted in the quorum in relation to any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction of proposal to which the Company is or is to be a party and in which he has an interest which may reasonably be regarded as likely to give rise to a conflict of interest, unless the resolution relates to one of the matters set out in the following sub-paragraphs in which case (subject to the terms of any authorisation granted pursuant to article 113 he shall be entitled to vote and be counted in the quorum

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings,

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security,

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate,

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest in shares (as that term is defined in sections 820 to 825 of the 2006 Act) representing one per cent or more of either any class of the equity share capital of or the voting rights in the relevant company,

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings under which the director is not awarded a privilege or benefit not generally awarded to the employees to whom it relates,

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit,

(vii) the funding of expenditure by one or more directors in defending proceedings against him or them or doing anything to enable such director or directors to avoid incurring such expenditure provided that such funding is consistent with, or no more beneficial to him than, the provisions of these articles (and provided always such funding is permitted pursuant to the provisions of the Acts), and

(viii) indemnities in favour of directors which are consistent with, or no more beneficial to him than any such indemnities provided pursuant to these articles (and provided always such indemnities are permitted pursuant to the provisions of the Acts)

117 **Director's interest in own appointment**

A director shall not vote or be counted in the quorum on any resolution of the board or committee of the board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any company in which the Company is interested Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or termination) of two or more directors to offices or places of profit with the Company or any company in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each director In such case each of the directors concerned (if not otherwise debarred from voting under these articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment

118 **Chairman's ruling conclusive on director's interest**

If any question arises at a meeting as to whether an interest of a director (other than the interest of the chairman of the meeting) shall reasonably be regarded as likely to give rise to a conflict of interest or as to the entitlement of any director (other than the chairman) to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question (unless the director concerned is the chairman in which case article 119 shall apply) shall before the conclusion of the meeting be referred to the chairman of the meeting The chairman's ruling in relation to the director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the director has not been fairly disclosed

119 **Directors' resolution conclusive on chairman's interest**

If any question arises at any meeting as to whether an interest of the chairman shall reasonably be regarded as likely to give rise to a conflict of interest or as to the entitlement of the chairman to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, such question shall before the conclusion of the meeting be decided by

resolution of the directors or committee members present at the meeting (excluding the chairman) whose majority vote shall be final and conclusive except in a case where the nature or extent of the interest of the chairman has not been fairly disclosed

120 **Alternate Directors**

For the purposes of articles 113 to 119 (inclusive), in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director otherwise has

121 **Board meetings**

Subject to the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit

122 **Notice of board meetings**

A director may, and the secretary at the request of a director shall, summon a board meeting at any time Notice of a board meeting is deemed to be duly given to a director if it is given to him personally or by word of mouth or sent in writing (whether in hard copy form or electronic form) to him at his last-known address or another address (including an electronic address (as defined in article 50)) given by him to the Company for that purpose A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively and a director shall be treated as having waived the requirement that notice be given to him of a board meeting unless he has provided the Company with an address for notice to be given to him in accordance with this article 122

123 **Quorum**

The quorum necessary for the transaction of business may be decided by the board and until otherwise decided is two directors present in person or by alternate director A duly convened meeting of the board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the board

124 **Chairman of board**

The board may appoint one of its body as chairman to preside at every board meeting at which he is present and one or more deputy chairman or chairmen and decide the period for which he is or they are to hold office (and may at any time remove him or them from office) If no chairman or deputy chairman is elected, or if at a meeting neither the chairman nor a deputy chairman is present within five minutes of the time fixed for the start of the meeting, the directors and alternate directors (in the absence of their appointors) present shall choose one of their number to be chairman If two or more deputy chairmen are present, the senior of them shall act as chairman, seniority being determined by length of office since their last appointment or reappointment or deemed reappointment As between two or more who

have held office for an equal length of time, the deputy chairman to act as chairman shall be decided by those directors and alternate directors (in the absence of their appointors) present A chairman or deputy chairman may hold executive office or employment with the Company

125 **Voting**

Questions arising at a meeting of the board are determined by a majority of votes In case of an equality of votes the chairman has a second or casting vote

126 **Participation by telephone and electronic mail**

A director or his alternate director may participate in a meeting of the board or a committee of the board through the medium of conference telephone, conference video, electronic mail or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting or are able to receive communication from each of the other directors participating in the meeting A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board although fewer than two directors or alternate directors are physically present at the same place The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is

127 **Resolution in writing**

A resolution in writing executed by all directors for the time being entitled to receive notice of a board meeting and not being less than a quorum or by all members of a committee of the board is as valid and effective for all purposes as a resolution passed at a meeting of the board (or committee, as the case may be) The resolution in writing may consist of several documents in the same form each executed by one or more of the directors or members of the relevant committee The resolution in writing need not be signed by an alternate director if it is signed by his appointor and a resolution signed by an alternate director need not be signed by his appointor

128 **Proceedings of committees**

(A) Proceedings of committees of the board shall be conducted in accordance with terms prescribed by the board (if any) Subject to those terms and article 128(B), proceedings shall be conducted in accordance with applicable provisions of the articles regulating the proceedings of the board

(B) Where the board resolves to delegate any of its powers, authorities and discretions to a committee and that resolution states that the committee shall consist of any one or more unnamed directors, it is not necessary to give notice of a meeting of that committee to directors other than the director or directors who form the committee

129 **Minutes of proceedings**

(A) The board shall cause minutes to be made in books kept for the purpose of

(i) all appointments of officers and committees made by the board and of any remuneration fixed by the board, and

(ii) the names of directors present at every meeting of the board, committees of the board, the Company or the holders of a class of shares or debentures, and all orders, resolutions and proceedings of such meetings

(B) If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them

130 **Validity of proceedings of board or committee**

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director, alternate director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote

SECRETARY AND AUTHENTICATION OF DOCUMENTS

131 **Secretary**

(A) Subject to the Acts, the board shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including, without limitation, remuneration) as it thinks fit The board may remove a person appointed pursuant to this article from office and appoint another or others in his place

(B) Any provision of the Acts or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary

132 **Authentication of documents**

A director or the secretary or another person appointed by the board for the purpose may authenticate documents affecting the constitution of the Company (including, without limitation, the memorandum of association and the articles) and resolutions passed by the Company or holders of a class of shares or the board or a committee of the board and books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts

SEALS

133 Safe custody

The board shall provide for the safe custody of every seal

134 Application of seals

A seal may be used only by the authority of a resolution of the board or of a committee of the board The board may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument The board may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by any mechanical or electronic means in place of an actual signature Unless otherwise decided by the board

(i) share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or electronic or other means or may be printed, and

(ii) every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director

135 Official seal for use abroad

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and those powers shall be vested in the board.

DIVIDENDS AND OTHER PAYMENTS

136 Declaration of dividends

Subject to the Acts and the articles, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the board

137 Interim dividends

Subject to the Acts, the board may declare and pay such interim dividends (including, without limitation, a dividend payable at a fixed rate) as appear to it to be justified by the profits of the Company available for distribution If the share capital is divided into different classes, the board may pay interim dividends on shares which rank after shares conferring preferred rights with regard to dividend as well as on shares with preferred rights, unless at the time of payment a preferential dividend is in arrear If the board acts in good faith, it does not incur any liability to the holders of shares conferring preferred rights for a loss they may suffer by the lawful payment of an interim dividend on shares ranking after those with preferred rights

138 **Entitlement to dividends**

Except as otherwise provided by the rights attached to shares, a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this article as paid up on the share Dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid

139 **Method of payment**

(A) The Company may pay any dividend, interest or other amount payable in respect of a share

(i) in cash,

(ii) by cheque, warrant or money order made payable to or to the order of the person entitled to the payment (and may, at the Company's option, be crossed "account payee" where appropriate),

(iii) by a bank or other funds transfer system to an account designated in writing by the person entitled to the payment, or

(iv) if the board in its absolute discretion thinks fit by making payments in respect of uncertificated shares through the relevant system

(B) The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address, (ii) in the case of joint holders, to the registered address of the person whose name stands first in the register, (iii) in the case of a person or persons entitled by transmission to a share, as if it were a document or information sent or supplied in accordance with article 156, or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct

(C) Where a share is held jointly or two or more persons are jointly entitled by transmission to a share, (i) the Company may pay any dividend, interest or other amount payable in respect of that share to any one joint holder, or any one person entitled by transmission to the share, and in either case that holder or person may give an effective receipt for the payment, and (ii) for any of the purposes of this article 139, the Company may rely in relation to a share on the written direction or designation of any one joint holder of the share, or any one person entitled by transmission to the share

(D) Every cheque, warrant or money order sent by post is sent at the risk of the person entitled to the payment If payment is made by bank or other funds transfer, or by means of the relevant system, the Company is not responsible for amounts lost or delayed in the course of transfer or in carrying out those directions Notwithstanding any other provision of these articles relating to payments in respect of shares, where

(i) the board determines to make payments in respect of uncertificated shares through the relevant system, they may also determine to enable any holder of uncertificated shares to

elect not to so receive dividends through the relevant system and, in such event, establish procedures to enable such holder to make, vary or revoke any such election, and

(ii) the Company receives an authority in respect of such payments in respect of shares in a form satisfactory to it from a holder of any share (whether such authority is given in writing or by means of the relevant system or otherwise), the Company may make, or procure the making of, such payments in accordance with such authority and any payment made in accordance with such authority shall constitute a good discharge therefor

(E) Without prejudice to article 69, the board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided any evidence of his right that the board may reasonably require

140 **Dividends not to bear interest**

No dividend or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share

141 **Calls or debts may be deducted from dividends etc.**

The board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share

142 **Unclaimed dividends etc.**

Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the board for the benefit of the Company until claimed A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by the Company The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it

143 **Uncashed dividends**

If, in respect of a dividend or other amount payable in respect of a share, on any one occasion

(i) a cheque, warrant or money order is returned undelivered or left uncashed, or

(ii) a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose If the cheque, warrant or money order is

returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries

144 **Payment of dividends in specie**

Without prejudice to article 69, the board may, with the prior authority of an ordinary resolution of the Company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company Where a difficulty arises in connection with the distribution, the board may settle it as it thinks fit and in particular, without limitation, may (i) issue fractional certificates (or ignore fractions), (ii) fix the value for distribution of the specific assets (or any part of them), (iii) decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and (iv) vest assets in trustees on trust for the persons entitled to the dividend as seems expedient to the board

145 **Payment of scrip dividends**

(A) Subject to the Acts, but without prejudice to article 69, the board may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid ("**new shares**") instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory

(B) Where a resolution under article 145(A) is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting

(C) A resolution under article 145(A) may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed

(D) The board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding up of fractions, the value of the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the "**relevant dividend**") For this purpose the "**average quotation**" of each of the new shares is the average of the middle-market quotations for a fully-paid share of the Company of that class derived from the Daily Official List of the London Stock Exchange on the business day on which the relevant class of shares is first quoted "ex" the relevant dividend (or such other date as the board may deem appropriate to take account of any subsequent issue of shares by the Company) and the four subsequent business days or shall be as determined by or in accordance with the resolution under article 145(A)

(E) The board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this article (whether before or after the passing of the resolution under article 145(A)), including, without limitation

(i) the giving of notice to holders of the right of election offered to them,

(ii) the provision of forms of election (whether in respect of a particular dividend or dividends generally),

(iii) determination of the procedure for making and revoking elections,

(iv) the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective, and

(v) the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned)

(F) The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "**elected shares**"), instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in paragraph (D) For that purpose, the board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 146 In relation to the capitalisation the board may exercise all the powers conferred on it by article 146 without an ordinary resolution of the Company

(G) The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date

CAPITALISATION OF PROFITS

146 Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company

(i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution,

(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal

amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards.

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid,

(iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company),

(iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either

(a) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(b) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members, and

(v) generally do all acts and things required to give effect to the resolution

RECORD DATES

147 Notwithstanding any other provision of the articles, but subject to the Acts and rights attached to shares, the Company or the board may fix any date as the record date for a dividend, distribution, allotment or issue The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid

ACCOUNTS

148 **Keeping and inspection of accounts**

(A) The board shall ensure that accounting records are kept in accordance with the Acts

(B) The accounting records shall be kept at the office or, subject to the Acts, at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Acts or he is authorised by the board

149 **Accounts to be sent to members etc.**

(A) In respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be sent or supplied to

(i) every member (whether or not entitled to receive notices of general meetings),

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and

(iii) every other person who is entitled to receive notices of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Acts This article does not require copies of the documents to which it applies to be sent or supplied to

(a) a member or holder of debentures of whose address the Company is unaware, or

(b) more than one of the joint holders of shares or debentures

(B) Where permitted by the Acts, a summary financial statement derived from the Company's annual accounts and the directors' report and auditors' report in the form and containing the information prescribed by the Acts may be sent or delivered to a person in place of the documents required to be sent or delivered by article 149 (A)

SENDING OR SUPPLYING DOCUMENTS OR INFORMATION BY OR TO THE COMPANY

150 **Documents or information to be in writing**

Any document or information to be sent or supplied to or sent or supplied by the Company pursuant to these articles shall be in writing in hard copy form (except that a notice convening a board meeting need not be in writing) or shall be sent or supplied in any other way in which documents or information may be sent or supplied by or to the Company in accordance with the Acts, to an address to which the provisions of paragraph 4 of Schedule 5 of the 2006 Act authorises the document or information to be

sent or supplied Nothing in articles 150 to 156 (Sending or supplying documents or information by or to the Company) shall affect any requirements of the Acts that any particular document or information be served in any particular manner

In articles 150 to 156, "**address**" or "**electronic address**" in relation to documents or information sent or supplied in electronic form includes a number or address used for the purposes of sending or receiving documents or information by electronic means

151 **Sending or supplying documents or information to the Company**

(A) A document or information is validly sent or supplied to the Company if sent or supplied to the office or to an address specified by the Company for the purpose or to an address to which any provision of the Acts authorises the document or information to be sent or supplied A document or information may also be sent or supplied to the Company in electronic form but only if the Company has agreed (generally or specifically) that the document or information may be sent or supplied in that form (and has not revoked that agreement) or the Company is deemed to have so agreed by a provision of the Acts (for example, where the Company has given an electronic address in a notice calling a meeting or in an instrument of proxy sent out by the Company in relation to a meeting, subject to any conditions or limitations specified in the notice)

A document or information sent or supplied in

(i) hard copy, is sufficiently authenticated if it is signed by the person sending or supplying it, and

(ii) electronic form, is sufficiently authenticated if the identity of the sender is confirmed in a manner specified from time to time by the Company or, where no such manner has been specified by the Company, if the communication contains or is accompanied by a statement of the identity of the sender and the Company has no reason to doubt the truth of that statement

152 **Sending or supplying documents or information by the Company to members**

(A) The Company may, subject to the requirements of the Acts, send or supply a hard copy of any document (including a share certificate) or information to a member,

either personally or by sending it by post in a prepaid envelope, to the address of the member as shown in the register or otherwise in accordance with paragraph 4 of Schedule 5 of the 2006 Act

(B) The Company may, subject to the requirements of the Acts, send or supply any document or information in electronic form to any member who has agreed that the document or information may be sent or supplied in that form (and has not revoked that agreement) to an address specified for the purpose by that member

(C) The Company may, subject to the requirements of the Acts, send or supply any document or information to any member by making it available on a website if the member to whom the document or information is being sent or supplied has agreed documents or information generally, or the document or information in question, may be sent or supplied to him in that manner or is taken to have so agreed under paragraph 10 of Schedule 5 of the 2006 Act, and has not revoked that agreement

When the Company notifies a member of the presence of a notice of a general meeting on the website, the notification must

(i) state that it concerns a notice of a company meeting,

(ii) specify the place, date and time of the meeting, and

(iii) state whether the meeting will be an annual general meeting

(D) The Company may give notice of a general meeting partly by one of the means set out in article 152(A) to (C) above and partly by another

(E) A document or information that is sent or supplied otherwise than in hard copy or electronic form or by means of a website shall be treated as validly sent or supplied if it is sent or supplied in a form or manner that has been agreed by the intended recipient

(F) In the case of joint holders of a share

(i) anything authorised or required to be sent or supplied to the holder may be sent or supplied either to each of the joint holders or to the holder whose name appears first in the register, and

(ii) anything to be agreed or specified by the holder may be agreed or specified by either each of the joint holders or the holder whose name appears first in the register

(G) Where a member (or in the case of joint holders the person first named in the register) has a registered address outside the United Kingdom but has notified the Company of an address within the United Kingdom at which documents or information may be sent or supplied to him or an address to which documents or information may be sent or supplied in electronic form, he shall be entitled to have documents or information sent or supplied to him at that address, but otherwise no such member shall be entitled to receive any document or information from the Company

(H) If on three consecutive occasions over a period of six months documents or information have been sent or supplied through the post to any member at his registered address or his address for the service of documents or information but have been returned undelivered or the Company receives notification that it has not been delivered, such member shall cease to be entitled to receive documents or information from the Company until he shall have communicated with the Company and supplied in writing a new registered address or address within the United Kingdom for the service of documents or information

(I) Any document or information to be sent or supplied to a member may be given by reference to the register as it stands at any time within the period of 15 days before the document or information is sent or supplied (subject to the Uncertificated Securities Regulations if the Company is then a participating issuer for the purposes of the Uncertificated Securities Regulations) and no change in the register after that time shall invalidate the sending or supply of the document or information

153 **Notice by advertisement**

If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to convene a general meeting by notices sent by post, the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable

154 **Evidence of service**

(A) A document or information sent or supplied to a member at his registered address or address for service in the United Kingdom is

(i) if sent by post, deemed to be received 24 hours if pre-paid as first class post and within 48 hours if pre-paid as second class post after it has been posted,

(ii) if sent or supplied in electronic form, be deemed to have been received on the same date as the document or information was sent or supplied, regardless of any "out of office" response (or any other response to similar effect) received by the Company The Company's obligation to send or supply any document or information in electronic form shall be treated as satisfied when it sends or supplies such information, and it shall not be held responsible for any failure in transmission beyond its reasonable control, and

(iii) if sent or supplied by means of a website, be deemed to have been received when the material was first made available on the website or, if later, when the recipient received, or is deemed to have received, notice of the fact that the material was available on the website

In proving that it sent or supplied any such document or information, it shall be sufficient to prove that the envelope containing the document or information was properly addressed and put into the post as a prepaid letter or, in the case of a notice sent in electronic form, to prove that it was properly addressed

(B) A document or information not sent by post, in electronic form or by means of a website, but left at a registered address or address for service in the United Kingdom, is deemed to be given on the day it is left

(C) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear

(D) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called

155 **Notice binding on transferees etc.**

A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 793 of the 2006 Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title

156 **Notice in case of entitlement by transmission**

Where a person is entitled by transmission to a share, the Company may send or supply documents or information to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission Until an address has been supplied, documents or information may be sent or supplied in any manner in which it might have been sent or supplied if the death or bankruptcy or other event had not occurred Such supply shall remove any requirement for the Company to send or supply documents or information to all persons interested in the share

DESTRUCTION OF DOCUMENTS

157

(A) The Company may destroy

(i) a share certificate which has been cancelled at any time after one year from the date of cancellation,

(ii) a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company,

(iii) an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration, and

(iv) any other document on the basis of which any entry in the register is made at any time after six years from the date an entry in the register was first made in respect of it

(B) It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but

(i) the provisions of this article apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim,

(ii) nothing contained in this article imposes on the Company liability in respect of the destruction of a document earlier than provided for in this article or in any case where the conditions of this article are not fulfilled, and

(iii) references in this article to the destruction of a document include reference to its disposal in any manner

WINDING UP

158 On a voluntary winding up of the Company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner

INDEMNITY, FUNDS AND INSURANCE

159 **Rights to indemnify**

Subject to and to the fullest extent permitted by the provisions of the Acts (but without prejudice to any indemnity to which he may be otherwise entitled), every director and every director of any associated company, former director, alternate director, secretary or other officer of the Company (other than an auditor) shall be fully indemnified out of the assets of the Company against all or any part of any costs, charges, losses, damages and liabilities (all or any of them being a **"liability"**) incurred by him in relation to anything done, omitted or alleged to have been done by him in the actual or purported execution or discharge of his duties or exercise of his powers in relation to the Company or in connection with the Company's activities as trustee of any occupational pension scheme (as defined in section 235(6) of the 2006 Act), provided that no director nor any director of any associated company (which shall, for the purpose of this Article 159, bear the meaning set out in section 256 of the 2006 Act) shall be indemnified against any liability incurred by him to the Company or any associated company in connection with any negligence, default, breach of duty or breach of trust in relation to the Company or any associated company of which he is a director or against any liability

(a) of his to pay any fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising), or

(b) incurred by him in defending criminal proceedings in which he is convicted, in defending civil proceedings brought by the Company (or any associated company) in which judgment is given against him or in connection with an application for relief under the provisions referred to in section 234(6), 2006 Act in which the

court refuses to grant him relief (and for these purposes, a reference to a conviction, judgment or refusal of relief shall bear the meaning set out in sections 234(4) and 234(5) of the 2006 Act), or

(c) incurred by him in connection with the Company's or any associated company's activities as trustee of an occupational pension scheme and which is a liability

(i) to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising), or

(ii) incurred in defending criminal proceedings in which he is convicted (within the meaning of section 235(5) of the 2006 Act)

160 **Provisions of funds**

The Company shall (in each case, subject to and to the fullest extent permitted by the provisions of the Acts) provide every director and every director of the Company's holding company or other officer of the Company (other than an auditor) with funds to meet any expenditure incurred or to be incurred by him

(a) in defending any criminal or civil proceedings in connection with any alleged negligence, default, breach of duty of breach of trust by him in relation to the Company or any associated company,

(b) in connection with an application for relief under the provisions referred to in section 205(5) of the Act, and/or

(c) in defending himself in an investigation by a regulatory authority or against any action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty of breach of trust by him in relation to the Company or any associated company,

or do anything to enable such person to avoid incurring such expenditure but so that the terms set out in section 205(2) to (4) of the 2006 Act shall apply to any such provision of funds or other things done

161 **Power to insure**

Subject to the provisions of the Acts, the board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer or employee of the Company or of any other company which is a subsidiary, subsidiary undertaking or holding company of the Company or in which the Company has an interest whether direct or indirect or which otherwise is in any way allied to or associated with the Company or of any subsidiary undertaking or holding company of the Company or of any such company or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such other company or subsidiary undertaking is or has been interested in relation

to any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a director, officer, employee or trustee

BLUEPRINT 2000

Bulk.

RECEIVED 2008 SEP -9 P 1:45

363a

Please complete in typescript, or in bold black capitals

CHFP010

Annual Return

Company Number 2830397

Company Name in full Ultra Electronics Holdings plc

Date of this return

The information in this return is made up to

Day	Month	Year
2 5	0 6	2 0 0 8

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here Companies House will then send a form at the appropriate time

Day	Month	Year
2 5	0 6	2 0 0 9

Registered Office

Show here the address at the date of this return.

417 Bridport Road

Any change of registered office must be notified on form 287

Post town: Greenford

County / Region: Middlesex

UK Postcode: UB6 8UA

Principal business activities

Show trade classification code number(s) for the principal activity or activities

7415

d,

When you have completed and signed the form please send it to the Registrar of Companies at
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

KLV/2830397/18189

Register of members

If the register of members is not kept at the registered office, state here where it is kept

Equiniti, Aspect House, Spencer Road

Post town: Lancing

County / Region: West Sussex | UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept

2 Temple Back East, Temple Quay

Post town: Bristol

County / Region: | UK Postcode: BS1 6EG

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a

(Please photocopy this area to provide details of joint secretaries)

* Voluntary details

Name

* Style / Title: Mr

Forename(s): David John

Surname: Jeffcoat

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address

[X] Address ††: 417 Bridport Road

Post town: Greenford

County / Region: Middlesex | UK Postcode: UB6 8UA

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of birth (Day Month Year): 11 03 1946

Forename(s): Christopher Stuart

Surname: Bailey

Address ††: Stone House, Westmancote

Post town: Nr. Tewkesbury

County / Region: Glos

UK Postcode: GL20 7EU

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title: Dr

Date of birth (Day Month Year): 23 12 1943

Forename(s): Julian

Surname: Blogh

Address ††: Malvern, 83 Green Lane

Post town: Burnham Beeches

County / Region: Buckinghamshire

UK Postcode: SL1 8EG

Country: England

Nationality: British

Business occupation: Company Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name	
* Style / Title	Mr
Date of birth (Day Month Year)	16 05 1953
Forename(s)	Douglas
Surname	Caster
Address ††	Ridge End, The Ridges, Finchampstead
Post town	Wokingham
County / Region	Berkshire
UK Postcode	RG40 3SY
Country	England
Nationality	British
Business occupation	Managing Director

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name	
* Style / Title	Mr
Date of birth (Day Month Year)	16 10 1950
Forename(s)	Ian Roy
Surname	Griffiths
Address ††	Stoners Farm House, Berrow Hill Lane
Post town	Feckenham
County / Region	Worcs
UK Postcode	B96 6QL
Country	England
Nationality	British
Business occupation	Managing Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

Name

* Style / Title	Mr
Date of birth (Day Month Year)	28 09 1954
Forename(s)	Andrew Norman
Surname	Hamment
Address †† ☐	The Summer House, Chilton Road, Long Crendon
Post town	Aylesbury
County / Region	Buckinghamshire
UK Postcode	HP18 9DA
Country	England
Nationality	British
Business occupation	Company Director

* Voluntary details

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Dr
Date of birth (Day Month Year)	17 10 1954
Forename(s)	Frank Robert
Surname	Hope
Address †† ☐	Ashley House, 5 Ashley Hill Place, Cockpole Green, Wargrave
Post town	Reading
County / Region	Berkshire
UK Postcode	RG10 8NL
Country	England
Nationality	British
Business occupation	Managing Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

* Style / Title	Mr
Date of birth (Day Month Year)	21 04 1950
Forename(s)	David John
Surname	Jeffcoat
Address †† [X]	417 Bridport Road
Post town	Greenford
County / Region	Middlesex
UK Postcode	UB6 8UA
Country	England
Nationality	British
Business occupation	Group Finance Director

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

* Voluntary details

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

* Style / Title	Mr
Date of birth (Day Month Year)	27 09 1951
Forename(s)	Andrew John
Surname	Walker
Address †† [ ]	The Brownsend
Post town	Bromsberrow
County / Region	Gloucestershire
UK Postcode	HR8 1RX
Country	England
Nationality	British
Business occupation	Company Director

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address In the case of a corporation or Scottish firm, give the registered or principal office address

BLUEPRINT 2000

Company No 2830397

Issued share capital

Enter details of all the shares in issue at the date of this return

Class (e g Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i e Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY 5P	68,006,881	£3,400,344 05
Totals	68,006,881	3,400,344 05

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed D. Jaffcoat Date 9/7/08

† Please delete as appropriate

† ~~a director~~ / secretary

When you have signed the return send it with the fee to the Registrar of Companies Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Osborne Clarke, 2 Temple Back East, Temple Quay,
Bristol, BS1 6EG, England

Tel

DX number 7818 DX exchange Bristol

BLUEPRINT 2000

FORM ML8 (03/07)
CDROM

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 2830397

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON CDROM APPROXIMATELY 10 DAYS FROM 06/08/08. TO ORDER A COPY OF THE BULK LIST ON CDROM CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0870 333 3636

Companies House
— for the record —

288b (ef)

Termination of Appointment of a Director or Secretary

XJY8326X

Company Name: **ULTRA ELECTRONICS HOLDINGS PLC**

Company Number: **02830397**

Received for filing in Electronic Format on the: **11/08/2008**

Resignation Details

Position: **DIRECTOR** *Date of resignation:* **31/07/2008**

Name: **FRANK ROBERT HOPE**

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **11/08/2008** *Authenticated:* **Yes (E/W)**

COMPANY FILING HISTORY

RECEIVED 2008 SEP -9 P 1:05

Company Number: 02830397
Company Name: ULTRA ELECTRONICS HOLDINGS PLC

Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Exclude Allotment Of Shares — Order

Select		Type	Date	Description
	☐	88(2)	29/08/2008	AD 26/08/08 GBP SI 1167@0.05=58.35 GBP IC 3406670.25/3406728.6
	☐	88(2)	29/08/2008	AD 26/08/08 GBP SI 24454@0.05=1222.7 GBP IC 3405389.2/3406611.9
	☐	88(2)	27/08/2008	AD 21/08/08 GBP SI 5234@0.05=261.7 GBP IC 3403904.8/3404166.5
	☐	88(2)	12/08/2008	AD 08/08/08 GBP SI 3434@0.05=171.7 GBP IC 3403471.4/3403643.1
	☐	88(2)	12/08/2008	AD 29/07/08 GBP SI 92@0.05=4.6 GBP IC 3403466.8/3403471.4
	☐	88(2)	12/08/2008	AD 08/08/08 GBP SI 1000@0.05=50 GBP IC 3403245.1/3403295.1
	☐	88(2)	12/08/2008	AD 06/08/08 GBP SI 2324@0.05=116.2 GBP IC 3403078.9/3403195.1
	☐	88(2)	12/08/2008	AD 06/08/08 GBP SI 13563@0.05=678.15 GBP IC 3402284.55/3402962.7
	☐	✗ 288b	11/08/2008	DIRECTOR RESIGNED FRANK HOPE
	☐	✗ 363a	06/08/2008	RETURN MADE UP TO 25/06/08; BULK LIST AVAILABLE SEPARATELY
	☐	88(2)	28/07/2008	AD 23/07/08 GBP SI 171@0.05=8.55 GBP IC 3401593.25/3401601.8
	☐	✗ RES01	18/07/2008	ALTERATION TO MEMORANDUM AND ARTICLES
	☐	✗ 353	16/07/2008	LOCATION OF REGISTER OF MEMBERS
	☐	88(2)	04/07/2008	AD 26/06/08 GBP SI 5545@0.05=277.25 GBP IC 3401307.45/3401584.7
	☐	✗ AA	11/06/2008	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/07
	☐	88(2)	29/05/2008	AD 28/05/08 GBP SI 120@0.05=6 GBP IC 3401024.2/3401030.2
	☐	88(2)	29/05/2008	AD 20/05/08 GBP SI 6711@0.05=335.55 GBP IC 3400682.65/3401018.2
	☐	88(2)	14/05/2008	AD 08/05/08 GBP SI 4349@0.05=217.45 GBP IC 3400129.65/3400347.1
	☐	88(2)	14/05/2008	AD 08/05/08 GBP SI 337@0.05=16.85 GBP IC 3400112.8/3400129.65
	☐	88(2)	14/05/2008	AD 08/05/08 GBP SI 6607@0.05=330.35

		GBP IC 3399765.6/3400095.95
88(2)	06/05/2008	AD 16/04/08 GBP SI 2675@0.05=133.75 GBP IC 3399084.05/3399217.8
88(2)	06/05/2008	AD 24/04/08 GBP SI 1352@0.05=67.6 GBP IC 3398882.7/3398950.3
88(2)	06/05/2008	AD 24/04/08 GBP SI 1098@0.05=54.9 GBP IC 3398827.8/3398882.7
88(2)	06/05/2008	AD 16/04/08 GBP SI 3063@0.05=153.15 GBP IC 3398552.15/3398705.3
88(2)	02/04/2008	AD 27/03/08 GBP SI 2226@0.05=111.3 GBP IC 3398287.7/3398399
88(2)	01/04/2008	AD 28/03/08 GBP SI 1843@0.05=92.15 GBP IC 3398195.55/3398287.7
88(2)	01/04/2008	AD 28/03/08 GBP SI 3251@0.05=162.55 GBP IC 3398033/3398195.55
88(2)	01/04/2008	AD 27/03/08 GBP SI 7181@0.05=359.05 GBP IC 3397673.95/3398033
88(2)	27/03/2008	AD 18/03/08 GBP SI 14596@0.05=729.8 GBP IC 3396944.15/3397673.95
88(2)	25/03/2008	AD 18/03/08 GBP SI 4675@0.05=233.75 GBP IC 3396710.4/3396944.15
88(2)	18/03/2008	AD 05/03/08 GBP SI 15303@0.05=765.15 GBP IC 3395945.25/3396710.4
88(2)	10/03/2008	AD 03/03/08 GBP SI 5847@0.05=292.35 GBP IC 3395652.9/3395945.25
X MEM/ARTS	07/03/2008	ARTICLES OF ASSOCIATION
88(2)	07/03/2008	AD 27/02/08 GBP SI 4389@0.05=219.45 GBP IC 3395433.45/3395652.9
88(2)	29/02/2008	AD 25/02/08 GBP SI 31729@0.05=1586.45 GBP IC 3393847/3395433.45
88(2)R	20/02/2008	AD 13/02/08——— £ SI 3531@.05=176 £ IC 3393671/3393847
88(2)R	11/02/2008	AD 18/01/08——— £ SI 268@.05=13 £ IC 3393658/3393671
88(2)R	03/01/2008	AD 21/12/07——— £ SI 16027@.05=801 £ IC 3392857/3393658
88(2)R	03/01/2008	AD 19/12/07——— £ SI 40@.05=2 £ IC 3392855/3392857
88(2)R	03/01/2008	AD 18/12/07——— £ SI 4099@.05=204 £ IC 3392651/3392855
88(2)R	03/01/2008	AD 18/12/07——— £ SI 14342@.05=717 £ IC 3391934/3392651
88(2)R	07/12/2007	AD 03/12/07——— £ SI 552@.05=27

I. Public Documents
B. Information filed with the London Stock Exchange

Ref	Announcement Date	Announcement Title
I.B.185	03/01/2008	Director/PDMR Shareholding
I.B.186	03/01/2008	Total Voting Rights
I.B.187	31/01/2008	Total Voting Rights
I.B.188	04/02/2008	Director/PDMR Shareholding
I.B.189	19/02/2008	Holdings in Company
I.B.190	25/02/2008	Final Results
I.B.191	27/02/2008	Director/PDMR Shareholding
I.B.192	29/02/2008	Total Voting Rights
I.B.193	03/03/2008	Director/PDMR Shareholding
I.B.194	03/03/2008	Additional Listing
I.B.195	04/03/2008	Holdings in Company
I.B.196	17/03/2008	Acquisition
I.B.197	31/03/2008	Total Voting Rights
I.B.198	01/04/2008	Blocklisting interim Review
I.B.199	01/04/2008	Director/PDMR Shareholding
I.B.200	07/04/2008	Contract wins
I.B.201	08/04/2008	Annual Report
I.B.202	15/04/2008	Holdings in Company
I.B.203	15/04/2008	Annual Information Update
I.B.204	18/04/2008	Acquisition
I.B.205	23/04/2008	Strategy Evening
I.B.206	25/04/2008	Interim Management Statement
I.B.207	25/04/2008	AGM Voting Results
I.B.208	25/04/2008	Director/PDMR Shareholding
I.B.209	28/04/2008	AGM Resolutions
I.B.210	30/04/2008	Holdings in Company
I.B.211	30/04/2008	Total Voting Rights
I.B.212	07/05/2008	Director/PDMR Shareholding
I.B.213	07/05/2008	Director/PDMR Shareholding
I.B.214	09/05/2008	Director/PDMR Shareholding
I.B.215	12/05/2008	Director/PDMR Shareholding
I.B.216	12/05/2008	Director/PDMR Shareholding
I.B.217	20/05/2008	Director/PDMR Shareholding
I.B.218	27/05/2008	Completion of Acquisition
I.B.219	27/05/2008	Completion of Acquisition
I.B.220	30/05/2008	Total Voting Rights
I.B.221	02/06/2008	Acquisition
I.B.222	03/06/2008	Director/PDMR Shareholding
I.B.223	16/06/2008	Completion of Acquisition
I.B.224	16/06/2008	Reorganisation
I.B.225	20/06/2008	Holdings in Company
I.B.226	20/06/2008	Holdings in Company
I.B.227	30/06/2008	Total Voting Rights
I.B.228	30/06/2008	Notice of Results
I.B.229	02/07/2008	Director/PDMR Shareholding
I.B.230	07/07/2008	Contract
I.B.231	07/07/2008	Contract
I.B.232	28/07/2008	Contract win
I.B.233	31/07/2008	Total Voting Rights
I.B.234	01/08/2008	Director/PDMR Shareholding
I.B.235	04/08/2008	Interim Results
I.B.236	26/08/2008	Director/PDMR Shareholding
I.B.237	28/08/2008	Director/PDMR Shareholding
I.B.238	29/08/2008	Total Voting Rights

Regulatory Announcement

Go to market news section

RECEIVED
2008 SEP -9 P 1:~5

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	10:55 03-Jan-08
Number	9982K

RNS Number:9982K
Ultra Electronics Holdings PLC
03 January 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	9
A Hamment	9
F Hope	9
D Jeffcoat	9
R Sharma	9
A Jan-Janin	10
K Thomson	9

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £13.45

14. Date and place of transaction

02/01/2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,648	1.56%
A Hamment	116,200	0.17%
F Hope	96,604	0.14%
D Jeffcoat	42,382	<0.1%
R Sharma	22,611	<0.1%
A Jan-Janin	10,624	<0.1%
K Thomson	7,344	<0.1%

16. Date issuer informed of transaction

02/01/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

03/01/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	15:39 03-Jan-08
Number	0464L

RNS Number:0464L
Ultra Electronics Holdings PLC
03 January 2008

3 January 2008

Ultra Electronics Holdings plc

("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,885,730 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,885,730.

The above figure (67,885,730) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

David Jeffcoat, Group Finance Director www.ultra-electronics.com

information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	13:11 31-Jan-08
Number	9854M

RNS Number:9854M
Ultra Electronics Holdings PLC
31 January 2008

31 January 2008

Ultra Electronics Holdings plc

("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,885,998 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,885,998.

The above figure (67,885,998) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

David Jeffcoat, Group Finance Director www.ultra-electronics.com

information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:46 04-Feb-08
Number	2662N

RNS Number:2662N
Ultra Electronics Holdings PLC
04 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster

A Hamment

F Hope

D Jeffcoat

A Jan-Janin

R Sharma

K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	11
A Hamment	11
F Hope	11
D Jeffcoat	11
R Sharma	11
A Jan-Janin	10
K Thomson	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £11.52

14. Date and place of transaction

01/02/2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster *	1,058,459	1.56%
A Hamment	116,211	0.17%
F Hope	96,615	0.14%
D Jeffcoat	42,393	<0.1%
R Sharma	22,622	<0.1%
A Jan-Janin	10,634	<0.1%
K Thomson	7,355	<0.1%

* D Caster's shareholding has been rduced by 200 shares to correct a previous overstatement.

16. Date issuer informed of transaction

04/02/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

04/02/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	14:32 19-Feb-08
Number	3141O

RNS Number:3141O
Ultra Electronics Holdings PLC
19 February 2008

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

An acquisition of voting rights

3. Full name of person(s) subject to the notification obligation

Legal & General Group Plc (Group)

Legal & General Investment Management Limited (LGIM)

4. Full name of shareholder(s) (if different from 3)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Group Plc (L&G)

5. Date of transaction (and date on which the threshold is crossed or reached if different)

14 February 2008

6. Date on which issuer notified:

18 February 2008

7. Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
Ord GBP 5p	Below 5%	Below 5%	3,408,593	2,899,019	509,574	4.27	0.75

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,408,593	5.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Name of shareholder	Current holding
Legal & General Group Plc (Direct and Indirect) (Group)	3,408,593 5.02% - Total Position
Legal & General Investment Management (Holdings)Limited (LGIMH) (Direct and Indirect)	3,408,593 5.02% - Total Position
Legal & General Investment Management Limited (Indirect) (LGIM)	3,408,593 5.02% - Total Position
Legal & General Group Plc (Direct) (L&G)	2,899,019 - 4.27% = LGAS, LGPL, PMC
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	2,600,268 - 3.83% = PMC
Legal & General Insurance Holdings Limited (Direct) LGIH	Not Disclosed
Legal & General Assurance (Pensions Management Limited (PMC)	2,600,268 - 3.83% = PMC
Legal & General Assurance Society Limited (LGAS & LGPL)	Not Disclosed
Legal & General Pensions Limited (Direct) (LGPL)	Not Disclosed

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 67,885,998

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

19/02/2008

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Final Results
Released	07:00 25-Feb-08
Number	5995O

RECEIVED

RNS Number:5995O
Ultra Electronics Holdings PLC
25 February 2008

Embargoed until 0700 25 February 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2007

FINANCIAL HIGHLIGHTS

	Year ended 31 December 2007	Year ended 31 December 2006	Change
Revenue	£412.9m	£377.0m	+10%
Headline operating profit(1)	£62.9m	£57.5m	+9%
Headline profit before tax(2)	£61.1m	£54.9m	+11%
Headline earnings per share(2)	65.4p	58.4p	+12%
Dividend per share - final	14.5p	12.6p	+15%
- total	21.2p	18.5p	+15%

(1) before amortisation of intangibles arising on acquisition. IFRS profit from operations £59.0m (2006: £53.9m). See Note 2 for reconciliation.

(2) before amortisation of intangibles arising on acquisition and profit on fair value movements on derivatives. IFRS profit before tax £56.6m (2006: £55.0m). Basic EPS 60.9p (2006: 58.8p). See Note 2 for reconciliation.

- Good Group performance underpinned by broad mix of activities
- Operating margin* maintained above 15% despite currency impact and high new product development costs
- Investment continues in new programmes to underpin medium-term growth
- Good operating cash* conversion of 83%
- Four acquisitions completed in the year, broadening the Group's portfolio
- Strong balance sheet gives headroom for further acquisitions
- Order book increased to £621m, providing good earnings visibility
- Recommended total dividend per share increased 15%, maintaining dividend cover at about three times

Douglas Caster, Chief Executive, commented:
"Ultra has again demonstrated good growth in revenue and profits. At constant currencies, the growth in revenue was over 13% and the increase in profit before tax* was 18%. Ultra has a wide spread of activities in the defence and civil sectors, a strong order book and a reputation for delivering customer satisfaction through the successful execution of contracts. The four acquisitions made in 2007 broaden the portfolio of niche products and services that the Group provides to its customers. Combined, these factors provide Ultra with an excellent basis for further progress and give the Board confidence in the Group's prospects for 2008."

FINANCIAL RESULTS

	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m	Growth
Order book			
- Aircraft & Vehicle Systems	181.6	176.9	+2.7%
- Information & Power Systems	133.6	110.2	+21.2%
- Tactical & Sonar Systems	305.8	296.5	+3.1%
Total order book	621.0	583.6	+6.4%
Revenue			
- Aircraft & Vehicle Systems	100.0	93.9	+6.5%
- Information & Power Systems	126.6	120.5	+5.1%
- Tactical & Sonar Systems	186.3	162.6	+14.6%
Total revenue	412.9	377.0	+9.5%
Organic growth			+6.5%
Operating profit*			
- Aircraft & Vehicle Systems	16.1	13.2	+22.0%
- Information & Power Systems	19.6	19.3	+1.6%
- Tactical & Sonar Systems	27.2	25.0	+8.8%
Total operating profit*	62.9	57.5	+9.4%
Operating margin*			
- Aircraft & Vehicle Systems	16.1%	14.1%	
- Information & Power Systems	15.5%	16.0%	
- Tactical & Sonar Systems	14.6%	15.4%	
Total operating margin*	15.2%	15.3%	
Interest	(1.8)	(2.6)	-30.8%
Profit before tax*	61.1	54.9	+11.3%
Operating cash flow*	52.2	56.5	
Cash conversion*	83%	98%	
Net debt* at year-end	14.2	7.2	
Bank interest cover	29.2x	21.6x	
Earnings per share*	65.4p	58.4p	+12.0%

Footnote

Throughout this document, the terms headline operating profit, headline profit before tax and headline earnings per share have the same meaning as, and are used interchangeably with, operating profit*, profit before tax* and earnings per share* respectively.

headline operating profit, operating profit* and operating margin* are before amortisation of intangibles arising on acquisition.

headline profit before tax and earnings per share* are before amortisation of intangibles arising on acquisition and fair value movement on derivatives.

operating cash flow* is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.

cash conversion* is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.

net debt* comprises bank overdrafts and loans less cash and cash equivalents.

The resilience of Ultra's performance in 2007 reflected the Group's broad portfolio and spread of niche market positions. Ultra made good progress in the year, achieving a strong underlying rate of revenue and profit growth. Margins were maintained despite the continuing currency headwind and further investment in systems for new platforms that will support further growth of the Group.

While most of the growth achieved was organic, last year's acquisitions, Polyflex and Winfrith, were included for a full year. There were also contributions from the four acquisitions made in 2007, two of which were acquired so late in the year that they only made a small impact.

Revenue was 9.5% higher at £412.9m (2006: £377.0m)

- of this revenue growth, 6.5% was organic
- at constant exchange rates, revenue growth was 13.4%

Operating profit* increased 9% to £62.9m (2006: £57.5m)

- operating margin* was maintained above 15%
- at constant exchange rates, operating profit* growth was 16.0%

Operating cash conversion* was 83%. The Group continues to invest cash in the Boeing 787 and Airbus A400M aircraft programmes which will contribute to future growth. There was a total company-funded cash investment of £30.2m (2006: £22.9m) on new product and business development, of which £4.1m was capitalised (2006: £3.8m) as an intangible asset.

The profit impact of the fair value movement on derivatives and the amortisation of intangibles arising on acquisition was a charge of £4.5m compared to a gain of £0.1m in 2006.

Foreign exchange rate movements continued to impact adversely the Group's profitability with the further weakening of the US dollar having the greatest effect. More than half of Ultra's sales are denominated either in US or Canadian dollars and these currencies weakened, on average, against sterling by 8% and 3% respectively in the year. The result was a negative translation impact on revenue of 4%. The effect on operating profit* was a reduction of 3%, equivalent to £2.2m. Ultra's policy is to hedge forward its foreign currency trading exposure in order to reduce uncertainty - the typical forward cover is 18-24 months for US dollar-denominated sales in the UK and Canada. The hedged rates also weakened during the period, with an overall adverse transaction impact on operating profit* of £1.7m. Operating profit* at constant currencies would therefore have been £3.9m higher in total, representing growth of 16%.

Net interest payable was 31% lower at £1.8m (2006: £2.6m) due mainly to lower borrowings through the year. All Ultra's acquisitions except Criticom and Telemus closed so late in the year that the effect on interest payable was small.

Headline profit before tax was £61.1m (2006: £54.9m), an increase of 11%. There was a reduction in the Group's effective tax rate from 28.0% to 27.1% in the year, reflecting the tax benefits of recent acquisitions in the USA and an associated increase in borrowings in that country. Profit after tax rose by 4.1% to £41.2m (2006: £39.6m) and earnings per share* increased 12.0% to 65.4p (2006: 58.4p).

Net debt* at the end of the year was £14.2m compared to £7.2m at the end of 2006. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 29 times by operating profit*.

The proposed final dividend is 14.5p, bringing the total dividend for the year to 21.2p (2006: 18.5p). This represents an annual increase of 15%, with the dividend being covered 3.1 times by earnings per share*. If approved, the dividend will be paid on 6 May 2008 to shareholders on the register on 11 April 2008.

The order book at the end of the year was £621m, an increase of 6.4% over the value at the same time last year and an increase of 24.0% over the last two years. The order book, at its closing level, maintains historic levels of firm order cover for the coming year and so provides the Group's customary level of forward visibility.

Acquisitions

Ultra made four acquisitions in 2007; Criticom, Telemus, Atkins and BCF Designs. They have enhanced the Group's portfolio of offerings and they all have the strong positions in growing niche markets that are typical of Ultra businesses. The total cash consideration for these acquisitions was £31.0m including expenses, financed largely using Ultra's cash resources. The combined revenue of the four acquisitions on a full-year basis for 2007 would have been about £21m.

- Criticom, based in Maryland, US, designs, supplies and supports custom secure and non-secure video conferencing solutions. It is part of the Tactical & Sonar Systems division.

- Telemus, based in Ontario, Canada, provides specialist electronic warfare and surveillance equipment. It is now part of Ultra's Tactical Communication Systems business, also within the Group's Tactical & Sonar Systems division.

- Atkins is a business that specialises in the supply of software solutions for emergency planning, command & control, crisis & incident management and computer based training & briefing. It is now part of the Datel business in the Group's Aircraft & Vehicle Systems division.

- BCF Designs specialises in the design and production of electronic testing solutions for military and civil aircraft systems. It is now part of Ultra's Electrics business which is also in the Aircraft & Vehicle Systems division.

OPERATIONAL REVIEW

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 6% to £100.0m compared to £93.9m in 2006 and operating profit* increased 22% to £16.1m (2006: £13.2m). These results include a contribution from Atkins and BCF Designs, both acquired late in the year. The division's order book at the end of the period was £181.6m (2006: £176.9m).

Revenue growth continued to be driven by the buoyant civil aerospace market and by customer-funded development programmes. In addition to sales of landing gear computers and noise cancellation systems for civil aircraft, the division benefited from good sales of specialist equipment for military aircraft programmes, especially the HiPPAG airborne compressor. There was continuing demand for systems and equipment that help improve the mobility and survivability of armoured vehicles being used in expeditionary operations including hand controls for vehicle-mounted, remotely controlled weapon stations in the US.

In spite of adverse currency effects and continuing investment in new aircraft systems, operating profit* growth for the division reflected increased sales of HiPPAG, the benefit of having integrated Polyflex in 2006 and higher sales of specialist hand controls.

Highlights of the division's performance in the year that will underpin continuing growth in future years included:

- delivery of flightworthy wing ice protection equipment for Boeing's new 787 aircraft together with systems for use in the avionics validation and integration rigs. Ultra's system also successfully completed a challenging set of tests that constitute a major milestone in the airworthiness qualification process for the equipment.

- delivery of a functioning ice protection system meeting an interim design standard for the Pratt & Whitney F-135 engine on the new F-35

Joint Strike Fighter aircraft. Ultra was also selected in the year to adapt this system to provide ice protection for the lift fan that is required for the short take-off, vertical landing variant of the aircraft. Separately, Ultra's airborne HiPPAG compressor passed the necessary stringent environmental qualification tests for its role in the weapons ejection systems of the Joint Strike Fighter.

- successful entry into service of Ultra's innovative vision system for the British Army's new Mastiff armoured vehicle delivered to Afghanistan and Iraq in response to an urgent operational requirement. Ultra's equipment allows improved usage of the vehicles in day and night operations.

Information & Power Systems

Revenue in Information & Power Systems grew by 5% to £126.6m compared to £120.5m in the previous year. Operating profit* was £19.6m (2006: £19.3m). The order book at the end of the year had increased by 21% to £133.6m (2006: £110.2m) reflecting increased demand for Ultra's specialist power control equipment for both defence and transit system applications.

Revenue continued to benefit from strong growth in airport IT systems and increased demand for a range of command & control systems including specialist border and harbour surveillance. As predicted, sales in 2007 of Ultra's higher margin ADSI systems reduced to a more normal level following the exceptionally strong demand in 2006 driven by operations in Afghanistan and Iraq. Revenue also benefited from sales of specialist electrical power equipment, including high integrity 'rod control' systems that manage the activity levels of Rolls-Royce submarine nuclear reactors.

Operating profit* grew broadly in line with the revenues of the division, with the growth achieved by most businesses being offset by the lower level of profit from ADSI system sales. In particular, sales of specialist power equipment and strong demand for identity card printers helped this profit growth. The Group's continuing focus on cost control contributed to the operational performance of several businesses.

Features of the division's performance in the year that will underpin continuing future growth included:

- increased development activity for Rolls-Royce on a replacement high integrity control and instrumentation system for submarine nuclear reactors. In the year, initial contract cover for the production phase of the programme was received.

- selection by VT Shipbuilding to supply an integrated combat and surveillance system for three armed 90m ships with sophisticated radar and electro-optical target tracking and fire control capabilities for the Trinidad & Tobago government. This is Ultra's first contract for a modular system that addresses the growing market for advanced offshore patrol vessels of this class.

- significant contract awards for Ultra's innovative transit system trackside power solutions. These included an initial contract to supply equipment for London's overground train network which is being upgraded in time for the 2012 Olympics.

Tactical & Sonar Systems

Revenue in Tactical & Sonar Systems increased by 15% to £186.3m (2006: £162.6m) and operating profit* rose 9% to £27.2m (2006: £25.0m). These results include the contributions from Criticom and Telemus, both acquired mid-year. The closing order book of £305.8m (2006: £296.5m) reflected strong demand from the US Army for tactical radio systems.

Revenue growth was driven by further sales of airborne targeting pods for UK Tornado aircraft and strong demand for battlespace IT products, notably tactical radios and network interfacing equipment for the US DoD. In both instances, the need to improve the capability of armed forces in current operations focused customer demand. Revenue also benefited from initial work on a technology demonstration for a new 'loitering munition' to provide precision attack capability at long range for the British Army. Delivery of Ultra's new sea mine disposal systems to the Royal Navy partially compensated for the reduction in sales of torpedo defence systems as that programme transitioned to its support phase during 2007.

The operating margin* reduced following the completion, in 2006, of the production phase of the UK torpedo defence system contract. Investment continued in 2007 in redesigning Ultra's complete range of firefighter voice communications products to ensure compliance with updated national standards that became effective late in the year. Operating profit* benefited from improved margins on sales of US sonobuoys and from increased sales of battlespace IT equipment, especially a new, higher capacity tactical radio for the US Army.

Growth in future years will be underpinned as a result of the following events in 2007:

- the award of a contract relating to the supply of upgraded secure communications systems for the UK's Tornado GR4 aircraft fleet. There is potential for a through-life support contract for this equipment and for exports to other users of the Tornado aircraft.

- the receipt of a contract from the MoD to demonstrate a new submarine hunting system known as 'multi-static active' which will greatly improve the ability to detect stealthy, small but highly capable submarines. Ultra is also involved in programmes to improve anti-submarine warfare capabilities in the US.

- the award of an initial production contract by the US DoD for the KG-40AR cryptographic system which provides encryption for tactical data links used by NATO forces. Further production phases are planned for the KG-40AR, a modern replacement for an obsolete system of which many are still in service.

PROSPECTS

Ultra applies its exceptionally broad range of differentiated technologies to an increasing list of international platforms and programmes and this gives resilience to the Group's overall performance. Ultra operates at all levels in the supply chain, selling to governments and to most major defence and aerospace prime contractors. The Group is structured to allow it to operate in a flexible, agile, customer-led manner and Ultra's businesses are encouraged constantly to pursue product and process innovation and to provide differentiated products, services and solutions to meet customer needs.

In defence markets, budgets continue to be focused on the provision of smart systems that will enhance the capability for persistent surveillance, rapid identification of targets, precision attack, mobility, communications and interoperability between different forces. Existing platforms must be upgraded to provide these capabilities, often on an urgent basis, in addition to designing them into new programmes. Ultra's ability to innovate, combined with its proven track record of teaming to access complementary technologies and capabilities, enables the Group to deliver best-of-breed system solutions, for new build as well as retrofit requirements. In Ultra's traditional underwater battlespace activities, including anti-submarine warfare, there is evidence of increasing investment in platforms that will increase the usage of Ultra's specialist products.

The current high levels of activity in Iraq and Afghanistan may reduce in the medium-term. While Ultra has benefited in some of its niche areas from these operations, the diversion of funds from other activities has had an offsetting adverse impact elsewhere in the Group. Overall, it is felt that the impact of the potential reduction in current activities would not be material to the Group.

The growth in demand for civil aircraft is strongest in those areas of the world where rapid population growth is combined with rising disposable incomes and competitive pressures are increasing the demand for new, fuel-efficient aircraft. This growth in air travel also encourages further investment in enhanced airport infrastructure. Ultra is well positioned to benefit from the demand in both of these market sectors.

There are some exciting opportunities in other civil markets. Investment is increasing in the UK rail transit system infrastructure, driven partly by the 2012 London Olympic Games. Around the world, continuing security concerns are resulting in further expenditure on surveillance solutions and access control systems. In the UK the need to reduce carbon emissions and the strategic need to maintain independent energy supplies are causing higher investment in civil nuclear power generation, a market in which Ultra has a niche capability in the supply of high integrity control systems. This includes both the refurbishment and life extension of existing installations and the supply of new power stations.

Within Ultra's overall order book valued at £621m, firm order coverage for the next twelve months' trading for the Group has been maintained at its traditional level of over 60%, thereby giving good visibility of future earnings.

Investment to drive future growth remains a key element of Ultra's strategy, whether internally in new products or externally in acquisitions. The Group will continue to pursue opportunities to invest in long-term programmes. While Ultra made a number of acquisitions during 2007, its strong balance sheet can support the purchase of further businesses that would enhance the Group's portfolio. Target companies are actively being sought that have a proven track record and can be acquired at value-enhancing prices.

In summary, Ultra's strong positioning, broad spread of activities, investment in growth markets and track record for delivery and service continue to give the Board confidence in the Group's prospects for 2008.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director

Weber Shandwick Financial 020 7067 0700
Susan Ellis/Louise Robson

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2007
Consolidated Income Statement

	Note	2007 £000	2006 £000
Continuing operations			
Revenue	1	412,890	377,040
Cost of sales		(300,380)	(274,466)
		---------	---------

Gross profit		112,510	102,574
Other operating income	3	5,050	1,505
Distribution costs		(875)	(810)
Administrative expenses		(56,687)	(46,335)
Other operating expenses	4	(992)	(2,987)
Profit from operations		59,006	53,947
Headline operating profit	2	62,921	57,509
Amortisation of intangibles arising on acquisition		(3,915)	(3,562)
Profit from operations		59,006	53,947
Investment revenue	5	1,092	4,939
Finance costs	6	(3,500)	(3,874)
Profit before tax	1	56,598	55,012
Headline profit before tax	2	61,069	54,915
Amortisation of intangibles arising on acquisition		(3,915)	(3,562)
(Loss)/profit on fair value movements on derivatives		(556)	3,659
Profit before tax		56,598	55,012
Tax	7	(15,363)	(15,404)
Profit for the year from continuing operations attributable to equity holders of the parent		41,235	39,608
Earnings per ordinary share (pence)			
From continuing operations			
- Basic	9	60.9	58.8
- Diluted	9	60.5	58.3

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2007
Consolidated Balance Sheet

	Note	2007 £000	2006 £000
Non-current assets			
Intangible assets		179,254	149,758
Property, plant and equipment		24,235	20,814
Deferred tax assets		10,634	11,223
		214,123	181,795
Current assets			
Inventories	10	42,417	29,198
Trade and other receivables	11	84,226	83,599
Cash and cash equivalents		27,419	25,628
		154,062	138,425
Total assets		368,185	320,220

Current liabilities			
Trade and other payables	12	(118,393)	(110,235)
Tax liabilities		(9,123)	(7,387)
Obligations under finance leases		(25)	(22)
Short-term provisions	13	(10,644)	(10,459)
		(138,185)	(128,103)
Non-current liabilities			
Retirement benefit obligations	14	(40,390)	(35,143)
Other payables	12	(830)	(1,158)
Deferred tax liabilities		(2,619)	(2,830)
Obligations under finance leases		(29)	(48)
Bank loans		(41,608)	(32,722)
Long-term provisions	13	(2,630)	(2,825)
		(88,106)	(74,726)
Total liabilities		(226,291)	(202,829)
Net assets		141,894	117,391
Equity			
Share capital		3,394	3,378
Share premium account		35,061	33,180
Own shares		(1,972)	(2,692)
Hedging and translation reserve		(6,282)	(4,837)
Retained earnings		111,693	88,362
Total equity		141,894	117,391

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2007
Consolidated Cash Flow Statement

	Note	2007 £000	2006 £000
Net cash flow from operating activities	15	49,558	49,550
Investing activities			
Interest received		791	1,216
Purchase of property, plant and equipment		(8,569)	(4,759)
Proceeds from disposal of property, plant and equipment		-	34
Expenditure on product development and other intangibles		(5,489)	(4,676)
Acquisition of subsidiary undertakings (net of cash acquired)		(31,016)	(7,799)
Net cash used in investing activities		(44,283)	(15,984)
Financing activities			
Issue of share capital		1,897	1,518

Purchase of Long-Term Incentive Plan shares	-	(513)
Dividends paid	(12,978)	(11,102)
Increase/(repayment) of borrowings	6,551	(36,315)
Repayments of obligations under finance leases	(16)	(33)
Net cash used in financing activities	(4,546)	(46,445)
Net increase/(decrease) in cash and cash equivalents	729	(12,879)
Cash and cash equivalents at beginning of year	25,628	40,193
Effect of foreign exchange rate changes	1,062	(1,686)
Cash and cash equivalents at end of year	27,419	25,628

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2007
Consolidated Statement of Recognised Income and Expense

	2007 £000	2006 £000
Exchange differences on translation of foreign operations	(1,445)	(3,847)
Actuarial (losses)/gains on defined benefit pension schemes (net of related deferred tax and exchange rate movements)	(4,250)	7,827
Profit on cash flow hedge	45	226
Tax on items taken directly to equity (excluding pensions)	(602)	(1,923)
Net (expense)/income recognised directly in equity	(6,252)	2,283
Transfer to profit and loss on cash flow hedges	(154)	(28)
Profit for the year	41,235	39,608
Total recognised income and expense for the year	34,829	41,863

Ultra Electronics Holdings plc

Notes:

1. Segmental analysis

(a) Revenue by division

	External revenue £000	Internal revenue £000	2007 Total £000	External revenue £000	Internal revenue £000	2006 Total £000
Aircraft & Vehicle Systems	99,993	5,856	105,849	93,907	3,423	97,330
Information & Power Systems	126,623	11,062	137,685	120,517	8,964	129,481
Tactical & Sonar Systems	186,274	5,939	192,213	162,616	11,813	174,429
Eliminations	-	(22,857)	(22,857)	-	(24,200)	(24,200)
Consolidated						

revenue	412,890	-	412,890	377,040	-	377,040

(b) Profit by division

	2007 £000	2006 £000
Aircraft & Vehicle Systems	16,070	13,190
Information & Power Systems	19,645	19,333
Tactical & Sonar Systems	27,206	24,986
Headline operating profit	62,921	57,509
Amortisation of intangibles arising on acquisition (see 1 (c))	(3,915)	(3,562)
Profit from operations	59,006	53,947
Investment revenue	1,092	4,939
Finance costs	(3,500)	(3,874)
Profit before tax	56,598	55,012

(c) Amortisation of intangibles arising on acquisition

	2007 £000	2006 £000
Aircraft & Vehicle Systems	564	505
Information & Power Systems	75	174
Tactical & Sonar Systems	3,276	2,883
	3,915	3,562

Ultra Electronics Holdings plc

(d) Capital expenditure, additions to intangibles, depreciation and amortisation

	Capital expenditure and additions to intangibles (excluding goodwill)		Depreciation and amortisation	
	2007 £000	2006 £000	2007 £000	2006 £000
Aircraft & Vehicle Systems	4,460	4,579	1,684	3,697
Information & Power Systems	4,963	2,142	2,936	2,930
Tactical & Sonar Systems	4,635	2,992	6,567	5,439
Total	14,058	9,713	11,187	12,066

The 2007 depreciation and amortisation expense includes £5,467,000 of amortisation charges (2006: £6,536,000) and £5,720,000 of property, plant and equipment depreciation charges (2006: £5,530,000).

(e) Total assets by division

	2007 £000	2006 £000
Aircraft & Vehicle Systems	99,879	80,857
Information & Power Systems	71,473	68,656
Tactical & Sonar Systems	153,397	129,684

	2007	2006
	324,749	279,197
Unallocated	43,436	41,023
Consolidated total assets	368,185	320,220

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

(f) Total liabilities by division

	2007 £000	2006 £000
Aircraft & Vehicle Systems	30,362	36,032
Information & Power Systems	45,682	40,296
Tactical & Sonar Systems	53,004	46,792
	129,048	123,120
Unallocated	97,243	79,709
Consolidated total liabilities	226,291	202,829

Unallocated liabilities represent derivatives at fair value, tax payables, deferred tax liabilities, retirement benefit obligations and bank loans.

Ultra Electronics Holdings plc

(g) Revenue by destination

	2007 £000	2006 £000
United Kingdom	171,729	150,645
Continental Europe	43,556	35,700
Canada	17,788	16,022
USA	154,032	144,506
Rest of world	25,785	30,167
	412,890	377,040

(h) Other information (by geographic location)

	Total assets		Additions to property, plant & equipment and intangible assets (excluding acquisitions)	
	2007 £000	2006 £000	2007 £000	2006 £000
United Kingdom	168,529	146,564	9,340	6,089
North America	156,220	132,633	4,718	3,624
	324,749	279,197	14,058	9,713

Ultra Electronics Holdings plc

2. Additional performance measures

To present the headline profitability of the Group on a consistent basis year-on-year, additional performance indicators have been used. These are calculated as follows:

	2007	2006

	£000	£000
Profit from operations	59,006	53,947
Amortisation of intangibles arising on acquisition	3,915	3,562
Headline operating profit	62,921	57,509

Profit before tax	56,598	55,012
Loss/(profit) on fair value movements on derivatives	556	(3,659)
Amortisation of intangibles arising on acquisition	3,915	3,562
Headline profit before tax	61,069	54,915

Cash generated by operations	66,249	66,414
Purchase of property, plant and equipment	(8,569)	(4,759)
Proceeds on disposal of property, plant and equipment	-	34
Expenditure on product development and other intangibles	(5,489)	(4,676)
Purchase of Long-Term Incentive Plan shares	-	(513)
Operating cash flow	52,191	56,500

Headline operating profit has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. To maintain a consistent presentation of financial performance over the longer term, this charge has been excluded from headline operating profit. Headline profit before tax and headline earnings per share are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to 'fair value' the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating headline profit before tax and headline earnings per share before changes in the valuation of these instruments so that the headline operating performance of the Group can more clearly be seen.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow, rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

Ultra Electronics Holdings plc

3. Other operating income

	2007 £000	2006 £000
Foreign exchange gains	5,050	1,505
	5,050	1,505

4. Other operating expenses

	2007 £000	2006 £000
Amortisation of development costs	949	2,234
Foreign exchange losses	43	753
	992	2,987

5. Investment revenue

	2007 £000	2006 £000
Bank interest	791	1,216
Fair value movement on derivatives	-	3,659
Retirement benefit scheme finance income	301	64
	1,092	4,939

6. Finance costs

	2007 £000	2006 £000
Amortisation of finance costs of debt	71	65
Interest payable on bank loans and overdrafts	3,025	3,835
Interest payable on finance leases	2	2
Transfers from equity on cash flow hedges	(154)	(28)
Total borrowing costs	2,944	3,874
Fair value movement on derivatives	556	-
	3,500	3,874

7. Tax

	2007 £000	2006 £000
Current tax		
United Kingdom	7,510	7,812
Overseas	7,939	5,190
	15,449	13,002
Deferred tax		
United Kingdom	(649)	1,118
Overseas	563	1,284
	(86)	2,402
Total	15,363	15,404

8. Dividends

	2007 £000	2006 £000
Final dividend for the year ended 31 December 2006 of 12.6p (2005:10.7p) per share	8,463	7,150
Interim dividend for the year ended 31 December 2007 of 6.7p (2006:5.9p) per share	4,515	3,952

	12,978	11,102
Proposed final dividend for the year ended 31 December 2007 of 14.5p (2006:12.6p) per share	9,792	8,450

The 2007 proposed final dividend was approved by the Board after 31 December 2007 and has not been included as a liability as at 31 December 2007.

9. Earnings per share

	2007 pence	2006 pence
Basic headline (see below)	65.4	58.4
Diluted headline (see below)	65.0	57.9
Basic	60.9	58.8
Diluted	60.5	58.3

The calculation of the basic, headline and diluted earnings per share is based on the following data:

	2007 £000	2006 £000
Earnings		
Earnings for the purposes of earnings per share being profit for the period from continuing operations	41,235	39,608
Headline earnings		
Profit for the period from continuing operations	41,235	39,608
Loss/(profit) on fair value movements on derivatives (net of tax)	492	(2,616)
Amortisation of intangibles arising on acquisition (net of tax)	2,576	2,349
Earnings for the purposes of headline earnings per share	44,303	39,341

See note 2 for an explanation of the adjustments to earnings

The weighted average number of shares is given below:	Number of shares	Number of shares
Number of shares used for basic earnings per share	67,714,368	67,421,160
Number of shares deemed to be issued at nil consideration following exercise of share options	434,033	529,555
Number of shares used for fully diluted earnings per share	68,148,401	67,950,715

Ultra Electronics Holdings plc

10. Inventories

	2007 £000	2006 £000
Raw materials and consumables	26,523	18,029

Work in progress	12,804	9,323
Finished goods and goods for resale	3,090	1,846
	42,417	29,198

11. Trade and other receivables

	2007 £000	2006 £000
Trade receivables	52,059	52,783
Provisions against receivables	(527)	(640)
Net trade receivables	51,532	52,143
Amounts due from contract customers	21,475	23,072
Derivatives at fair value	5,383	4,172
Other receivables	3,233	1,876
Prepayments and accrued income	2,603	2,336
	84,226	83,599

12. Trade and other payables

Amounts included in current liabilities	2007 £000	2006 £000
Trade payables	42,929	37,868
Amounts due to contract customers	24,552	29,176
Derivatives at fair value	3,503	1,627
Other payables	15,178	12,830
Accruals and deferred income	32,231	28,734
	118,393	110,235

Amounts included in non-current liabilities:	2007 £000	2006 £000
Other payables	255	541
Accruals and deferred income	575	617
	830	1,158

13. Provisions

	Warranties £000	Contract related provisions £000	Total £000
At 1 January 2007	7,899	5,385	13,284
Created	278	2,421	2,699
Utilised	(1,485)	(1,509)	(2,994)
Exchange differences	87	198	285
At 31 December 2007	6,779	6,495	13,274
Included in current liabilities	5,606	5,038	10,644
Included in non-current liabilities	1,173	1,457	2,630

	6,779	6,495	13,274

14. Retirement benefit schemes

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit retirement schemes is as follows:

	2007 £000	2006 £000
Fair value of scheme assets	127,636	119,675
Present value of scheme liabilities	(168,026)	(154,818)
Scheme deficit	(40,390)	(35,143)
Related deferred tax asset	11,284	10,543
Net pension liability	(29,106)	(24,600)

Ultra Electronics Holdings plc

15. Cash flow information

	2007 £000	2006 £000
Profit from operations	59,006	53,947
Adjustments for:		
Depreciation of property, plant and equipment	5,720	5,530
Amortisation of intangible assets	5,467	6,258
Cost of equity settled employee share schemes	1,186	648
Increase/(decrease) in post employment benefit obligation	797	(259)
Loss on disposal of property, plant and equipment	31	21
(Decrease)/increase in provisions	(312)	2,553
Operating cash flow before movements in working capital	71,895	68,698
Increase in inventories	(12,055)	(3,419)
Decrease/(increase) in receivables	6,116	(6,929)
Increase in payables	293	8,064
Cash generated by operations	66,249	66,414
Income taxes paid	(13,723)	(13,032)
Interest paid	(2,968)	(3,832)
Net cash from operating activities	49,558	49,550

Reconciliation of net movement in cash and cash equivalents to movements in net debt

	2007 £000	2006 £000
Net increase/(decrease) in cash and cash equivalents	729	(12,879)
Cash (inflow)/outflow from (increase)/decrease in debt and finance leasing	(6,535)	36,348
Change in net debt arising from cash flows	(5,806)	23,469

Amortisation of finance costs of debt	(71)	(65)
Translation differences	(1,202)	3,709
Movement in net debt in the year	(7,079)	27,113
Net debt at start of year	(7,164)	(34,277)
Net debt at end of year	(14,243)	(7,164)

Net debt comprised the following:

	2007 £000	2006 £000
Cash and cash equivalents	27,419	25,628
Bank loans	(41,608)	(32,722)
Obligations under finance leases included in current liabilities	(25)	(22)
Obligations under finance leases included in non-current liabilities	(29)	(48)
	(14,243)	(7,164)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

Ultra Electronics Holdings plc

16. Five year review

	UK GAAP restated 2003 £m	IFRS 2004 £m	2005 £m	2006 £m	2007 £m
Revenue					
Aircraft & Vehicle Systems	79.9	76.6	84.4	93.9	100.0
Information & Power Systems	95.5	113.7	117.3	120.5	126.6
Tactical & Sonar Systems	109.0	120.4	140.7	162.6	186.3
Total revenue	284.4	310.7	342.4	377.0	412.9
Headline operating profit(1)					
Aircraft & Vehicle Systems	13.9	14.9	15.9	13.2	16.1
Information & Power Systems	11.0	15.0	18.1	19.3	19.6
Tactical & Sonar Systems	12.6	13.4	17.1	25.0	27.2
Total headline operating profit(1)	37.5	43.3	51.1	57.5	62.9
Headline margin(1)	13.2%	13.9%	14.9%	15.3%	15.2
Profit before tax	34.4	40.1	40.7	55.0	56.6
Profit after tax	20.4	29.2	29.4	39.6	41.2
Operating cash flow(2)	48.3	46.9	53.8	56.5	52.2
Free cash before dividends, acquisitions and financing(3)	35.7	36.0	38.1	40.9	36.3
Net debt at year-end(4)	(30.3)	(24.1)	(34.3)	(7.2)	(14.2

Headline earnings per share (p) (5)	38.2	43.7	50.7	58.4	65.4
Dividends per share (p)(6)	12.3	13.8	15.9	18.5	21.2
Average employee numbers	2,505	2,678	2,880	2,989	3,054

Notes:

1. Before amortisation of goodwill and amortisation of intangibles arising on acquisition.

2. Cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.

3. Free cash flow before dividends, acquisitions and financing has been adjusted to include the purchase of Long-Term Incentive Plan shares, which are included in financing activities.

4. Bank overdrafts and loans less cash and cash equivalents.

5. Before goodwill amortisation and amortisation of intangibles arising on acquisition and fair value movement on derivatives.

6. Represents dividends per share on a dividends declared basis.

Ultra Electronics Holdings plc

17. The financial information set out above, prepared in accordance with IFRS, does not constitute the Company's statutory accounts for the years ended 31 December 2007 or 2006, but is derived from those accounts. Statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237 (2) or (3) Companies Act 1985.

The preliminary announcement has been prepared on the basis of the accounting policies as stated in the financial statements for the year ended 31 December 2006. Whilst the financial information included in the preliminary announcement has been completed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The company expects to publish full financial statements that comply with IFRS on 28 March 2008 (see note 18 below).

18. Copies of the annual report will be sent to shareholders in due course and will also be available from the Company's registered office at 417 Bridport Road, Greenford, Middlesex, UB6 8UA. The report will also be available on the Company's website: www.ultra-electronics.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	15:45 27-Feb-08
Number	8926O

RNS Number:8926O
Ultra Electronics Holdings PLC
27 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

K Thomson

8 State the nature of the transaction

Mr Thomson exercised an option over 5,397 shares under the Executive Share Option Scheme on 25 February 2008. 1,979 of the shares were transferred to Mrs Alison Thomson and the balance of Mr Thomson's shareholding, 3,418 shares, was sold. The consideration for the exercise of shares under this option was 438.5 pence per share.

9. Number of shares, debentures or financial instruments relating to shares acquired

K Thomson 1,979

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

K Thomson <0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£11.70

14. Date and place of transaction

25/02/2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

K Thomson 9,334 0.01%

16. Date issuer informed of transaction

26/02/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Garbett-Edwards Tel: +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

27/02/2008

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	12:07 29-Feb-08
Number	0691P

RNS Number:0691P
Ultra Electronics Holdings PLC
29 February 2008

29 February 2008

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,925,647 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,925,647.

The above figure (67,925,647) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
David Jeffcoat, Group Finance Director www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	14:03 03-Mar-08
Number	2197P

RNS Number:2197P
Ultra Electronics Holdings PLC
03 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
A Hamment	10
F Hope	10
D Jeffcoat	10
R Sharma	10
A Jan-Janin	11
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	Less than 0.1%
A Hamment	Less than 0.1%
F Hope	Less than 0.1%
D Jeffcoat	Less than 0.1%
R Sharma	Less than 0.1%
A Jan-Janin	Less than 0.1%
K Thomson	Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £12.09

14. Date and place of transaction

03/03/2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,058,469	1.56%
A Hamment	116,221	0.17%
F Hope	96,625	0.14%
D Jeffcoat	42,403	Less than 0.1%
R Sharma	22,632	Less than 0.1%
A Jan-Janin	10,645	Less than 0.1%
K Thomson	9,344	Less than 0.1%

16. Date issuer informed of transaction

03/03/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

03/03/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Additional Listing
Released	14:09 03-Mar-08
Number	2206P

RNS Number:2206P
Ultra Electronics Holdings PLC
03 March 2008

Ultra Electronics Holdings plc   3 March 2008

Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 150,000 Ordinary shares of 5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The shares will be issued out of the follcwing share option schemes:-

Executive Share Option Scheme

Company Share Option Plan

United States Savings Related Stock Option Plan

Canadian Savings Related Stock Option Plan

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	17:09 04-Mar-08
Number	3685P

RNS Number:3685P
Ultra Electronics Holdings PLC
04 March 2008

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

An acquisition of voting rights

3. Full name of person(s) subject to the notification obligation

Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3)

Registered Holder	Holding
Cede & Co	39,245
Chase Nominees Ltd	784,894
Nortrust Nominee Ltd A/C MHF01	13,790
Nortrust Nominee Ltd A/C MHJ01	523,397
Nortrust Nominee Ltd A/C MKM01	200,000
Nortrust Noms Ltd A/C PUQ01	250,000
PPL UK Equity Growth Fund	190,578
Pruclt HSBC GIS Nom(UK) PAC AC	1,513,443
Pruclt HSBC GIS Nom(UK) PPL AC	22,947

5. Date of transaction (and date on which the threshold is crossed or reached if different)

28 February 2008

6. Date on which issuer notified:

03 March 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
Ord GBP 5p	Below 5%	Below 5%	3,538,294	3,538,294		5.21	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,538,294	5.21

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Prudential plc (parent Company)
M&G Group Limited (wholly owned subsidiary of Prudential plc)
M & G Limited (wholly owned subsidiary of M&G Group Limited)
M & G Investment Management Limited (wholly owned subsidiary of M & G Limited)

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 67,885,998

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

04/03/2008

END

Close

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Acquisition
Released	07:00 17-Mar-08
Number	1864Q

RNS Number:1864Q
Ultra Electronics Holdings PLC
17 March 2008

Embargoed until 0700 17 March 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires Canadian signalling and communications business for US$22m

Ultra announces the acquisition, subject to regulatory approvals, of Magneto Inductive Systems Ltd ("MISL") of Canada and the USA for an initial consideration of US$22m. In addition, a minority share of incremental margin will be paid to the vendors if certain growth targets are met over the next four years.

MISL is a rapidly growing business employing 50 people between its Canadian and US operations. MISL's head office and development centre is based in Jeddore, very close to Ultra's existing Maritime Systems business in Halifax, Nova Scotia, of which it will become part. MISL also has a production facility in San Bernardino, CA.

MISL makes magneto inductive guidance, signalling and communications equipment. These systems can operate not only through air but also through water, sediment, rock and most man-made structures that radio and acoustic systems can not penetrate. MISL's systems are also highly resistant to conventional countermeasures, such as jamming and scanning.

This niche technology can be used to initiate controlled detonations, often through line-of-sight obstructions. One application is in systems used to deal with Improvised Explosive Devices (IEDs) or roadside bombs. MISL has recently been awarded a contract, with an undisclosed value, by the US Army for such equipment. This underpins the continuing development of the business.

MISL's technology for the remote control of explosive devices is also applicable in commercial markets such as rock blasting for mining and mineral extraction. Other applications of MISL's technology include communication systems for emergency services and first responders who may have to deal with incidents underground or in other locations where conventional communication systems are ineffective.

The acquisition of MISL will be financed using Ultra's existing facilities and is expected to be earnings accretive in 2008. The closing of the transaction is expected to occur within 60 days.

Douglas Caster, Ultra's Chief Executive, commented:
"I am pleased to see MISL join the Group. MISL has highly differentiated

technology that addresses a real and growing customer need - as such, MISL fits the Ultra pattern. I am confident that MISL will continue its rapid growth as part of the Group's Maritime Systems business."

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
David Jeffcoat, Group Finance Director	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Susan Ellis / Louise Robson	

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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RECEIVED

2008 SEP -9 P 1:56

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	16:39 31-Mar-08
Number	2181R

RNS Number:2181R
Ultra Electronics Holdings PLC
31 March 2008

31 March 2008

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,980,569 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,980,569.

The above figure (67,980,569) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
David Jeffcoat, Group Finance Director — www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by

undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

Close

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:21 01-Apr-08
Number	3209R

RNS Number:3209R
Ultra Electronics Holdings PLC
01 April 2008

BLOCKLISTING SIX MONTHLY REVIEW

1. Name of Company:

Ultra Electronics Holdings plc

2. Name of scheme(s):

a. Executive Share Option Scheme

b. Company Share Option Plan

c. United States Savings Related Stock Option Plan

d. Canadian Savings Related Stock Option Plan

e. Ultra Electronics Sharesave Scheme

3. Period of return:

From: 01/10/2007 To: 31/03/2008

4. Balance of unallotted securities under scheme(s) from previous return:

a. 133,654

b. 61,814

c. 39,455

d. 28,857

e. 24,081

5. Plus: The amount by which the block scheme(s) has been increased, if the scheme has been increased since the date of the last return (if any increase has been applied for):

150,000

6. Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):

a. 162,964

b. 29,728

c. 10,210

d. 528

e. 0

7. Balance under scheme(s) not yet issued/allotted at end of period:

234,431

Name of contact D Jeffcoat
Position Company Secretary
Telephone +44 (0)20 8813 4302

END

Close

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	14:25 01-Apr-08
Number	3217R

RNS Number:3217R
Ultra Electronics Holdings PLC
01 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
A Hamment	10
F Hope	10
D Jeffcoat	10
R Sharma	10
A Jan-Janin	9
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	Less than 0.1%
A Hamment	Less than 0.1%
F Hope	Less than 0.1%
D Jeffcoat	Less than 0.1%
R Sharma	Less than 0.1%
A Jan-Janin	Less than 0.1%
K Thomson	Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £12.81

14. Date and place of transaction

01/04/2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,053,479	1.56%
A Hamment	115,231	0.17%
F Hope	95,635	0.14%
D Jeffcoat	42,413	Less than 0.1%
R Sharma	22,642	Less than 0.1%
A Jan-Janin	10,654	Less than 0.1%
K Thomson	9,354	Less than 0.1%

16. Date issuer informed of transaction

01/04/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

01/04/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Wins
Released	07:00 07-Apr-08
Number	7050R

RNS Number:7050R
Ultra Electronics Holdings PLC
07 April 2008

Embargoed until 0700 7 April 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA WINS $80M US BATTLESPACE IT SYSTEM CONTRACTS

Ultra announces that is has been awarded contracts in the US for battlespace IT systems valued at up to US$80m.

Ultra's Advanced Tactical Systems business, based in Austin, Texas has been awarded a contract by the US Navy worth US$23m relating to its Air Defense Systems Integrator (ADSI)(R) real-time, command and control system. The 'indefinite delivery, indefinite quantity', firm fixed price contract covers the provision of systems and associated technical services, including development. The contract contains options which, if exercised, would bring its total value to US$50m with a completion date of March 2012.

Ultra's Tactical Communication Systems business, based in Montreal, Canada, has been awarded a separate contract valued at US$30m to supply enhanced tactical radios to the US Army. The contract has been awarded by the Canadian Commercial Corporation acting on behalf of the US Department of Defense. Ultra will supply upgraded versions of its High Capacity Line of Sight (HCLOS) radios that already form the core of the wideband tactical radios system used by US armed forces engaged in land operations. The contract is for radios and associated equipment for the US Army's Warfighter Information Network - Tactical (WIN-T) programme.

Douglas Caster, Ultra's Chief Executive, commented:
"These contracts underpin Ultra's position as a strategic supplier of world-leading battlespace IT systems. Ultra is expert in the supply of robust tactical data link networks that work reliably under the most demanding circumstances in critical operational environments. ADSI is a prime example of such systems. WIN-T is a major programme to enhance US military communications capabilities and I am pleased that Ultra's well-proven high capacity radios are a key part of it."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Doc re. Annual Report
Released	15:27 08-Apr-08
Number	9082R

RNS Number:9082R
Ultra Electronics Holdings PLC
08 April 2008

Ultra Electronics Holdings plc

ANNUAL REPORT AND ACCOUNTS

Copies of the Company's Annual Report and Accounts for the year ended 31 December 2007 together with the Notice of 2008 Annual General Meeting and Proxy Form, and an Electronic Communications Mandate Form, have been submitted to the UK Listing Authority and will shortly be available at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

At the Annual General Meeting on 25th April 2008 it is proposed that new Articles of Association be adopted for the Company, largely to bring them into line with the Companies Act 2006. The changes from the current Articles are set out in the Notice of Meeting. The new Articles are available for inspection at the offices of Osborne Clarke at One London Wall, London EC2Y 5EB.

Copies of the Annual Report and Accounts 2007 are available from the Company's website at www.ultra-electronics.com/investors/annualreports.html whilst copies of the other documents referred to above can be obtained from the Company Secretary, Ultra Electronics Holdings plc, 417 Bridport Road, Greenford, Middlesex, UB6 8UA.

David Jeffcoat

Finance Director and Company Secretary

Tel: +44 (0)20 813 4302

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:09 15-Apr-08
Number	4093S

RNS Number:4093S
Ultra Electronics Holdings PLC
15 April 2008

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

An acquisition of voting rights

3. Full name of person(s) subject to the notification obligation

Standard Life Investments

4. Full name of shareholder(s) (if different from 3)

Vidacos Nominees

5. Date of transaction (and date on which the threshold is crossed or reached if different)

15 April 2008

6. Date on which issuer notified:

15 April 2008

7. Threshold(s) that is/are crossed or reached:

4% and 5%

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering trans			
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of vo rights
				Direct	Indirect	Direct
Ord GBP 5p	2,287,102	2,287,102	3,409,528	1,704,492	1,705,036	2.51%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,409,528	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Name of shareholder
Standard Life Investments Ltd

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 67,885,998

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

15/04/2008

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

RECEIVED

2008 SEP -9 P 1:36

Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Annual Information Update
Released	16:20 15-Apr-08
Number	4104S

RNS Number:4104S
Ultra Electronics Holdings PLC
15 April 2008

Ultra Electronic Holdings plc

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published or made available to the public over the period 1 April 2007 to 15 April 2008:

1. London Stock Exchange Announcements

The following UK Regulatory announcements have been made via a Regulatory Information Service. A copy of the full text can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews

Date	Description
08 Apr, 2008	Annual Report and Accounts
07 Apr, 2008	Contract Wins
01 Apr, 2008	Director/PDMR Shareholding
01 Apr, 2008	Blocklisting Interim Review
31 Mar, 2008	Total Voting Rights
17 Mar, 2008	Acquisition
04 Mar, 2008	Holding(s) in Company
03 Mar, 2008	Additional Listing
03 Mar, 2008	Director/PDMR Shareholding
29 Feb, 2008	Total Voting Rights
27 Feb, 2008	Director/PDMR Shareholding
25 Feb, 2008	Final Results
19 Feb, 2008	Holding(s) in Company
04 Feb, 2008	Director/PDMR Shareholding
31 Jan, 2008	Total Voting Rights
03 Jan, 2008	Total Voting Rights
03 Jan, 2008	Director/PDMR Shareholding
18 Dec, 2007	Trading Update
04 Dec, 2007	Director/PDMR Shareholding
03 Dec, 2007	Acquisition
30 Nov, 2007	Total Voting Rights
26 Nov, 2007	Contract Win
15 Nov, 2007	Acquisition
02 Nov, 2007	Total Voting Rights
01 Nov, 2007	Director/PDMR Shareholding
31 Oct, 2007	Holding(s) in Company
26 Oct, 2007	Director/PDMR Shareholding
23 Oct, 2007	US$45m Contract Win
23 Oct, 2007	US$20m Contract Win
22 Oct, 2007	Director/PDMR Shareholding
04 Oct, 2007	Director/PDMR Shareholding
02 Oct, 2007	Blocklisting Interim Review

02 Oct, 2007	Blocklisting Interim Review
02 Oct, 2007	Blocklisting Interim Review
02 Oct, 2007	Blocklisting Interim Review
02 Oct, 2007	Blocklisting Interim Review
02 Oct, 2007	Total Voting Rights
02 Oct, 2007	Director/PDMR Shareholding
04 Sep, 2007	Director/PDMR Shareholding
04 Sep, 2007	Total Voting Rights
14 Aug, 2007	Contract Win
06 Aug, 2007	Director/PDMR Shareholding
02 Aug, 2007	Total Voting Rights
02 Aug, 2007	Director/PDMR Shareholding
30 Jul, 2007	Interim Results
12 Jul, 2007	Completion of Acquisition
05 Jul, 2007	Acquisition
03 Jul, 2007	Total Voting Rights
03 Jul, 2007	Director/PDMR Shareholding
02 Jul, 2007	Director/PDMR Shareholding
02 Jul, 2007	Contract Win
28 Jun, 2007	Site Visit
26 Jun, 2007	Trading Update
22 Jun, 2007	Contract Win
12 Jun, 2007	Acquisition
07 Jun, 2007	Notice of Pre-close update
04 Jun, 2007	Total Voting Rights
04 Jun, 2007	Director/PDMR Shareholding
25 May, 2007	Director/PDMR Shareholding
11 May, 2007	Director/PDMR Shareholding
03 May, 2007	Director/PDMR Shareholding
02 May, 2007	Director/PDMR Shareholding
02 May, 2007	Total Voting Rights
01 May, 2007	AGM Resolutions
30 Apr, 2007	Contract Win
27 Apr, 2007	AGM Results
27 Apr, 2007	AGM Statement
23 Apr, 2007	Contract Win
20 Apr, 2007	Holding(s) in Company
19 Apr, 2007	Contract Win
19 Apr, 2007	Holding(s) in Company
13 Apr, 2007	Annual Information Update
05 Apr, 2007	Blocklisting Interim Review
05 Apr, 2007	Blocklisting Interim Review
05 Apr, 2007	Blocklisting Interim Review
05 Apr, 2007	Blocklisting Interim Review
05 Apr, 2007	Blocklisting Interim Review
03 Apr, 2007	Total Voting Rights
03 Apr, 2007	Director/PDMR Shareholding

2. Documents Filed at Companies House

The Company has also made the following filings with Companies House during the period. Copies of these documents can be obtained from Companies House at Crown Way, Maindy, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

Date Published	Type	Description
02 Apr, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
01 Apr, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
01 Apr, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
01 Apr, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
27 Mar, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
25 Mar, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
18 Mar, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
10 Mar, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)

07 Mar, 2008	MEM/ARTS	Memorandum of Association/Articles of Association
07 Mar, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
29 Feb, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
20 Feb, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
11 Feb, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
03 Jan, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
03 Jan, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
03 Jan, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
03 Jan, 2008	88(2)R	Return of Allotment of Shares (excluding non-cash)
07 Dec, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
07 Dec, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
07 Dec, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
29 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
21 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
15 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
13 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
05 Nov, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
22 Oct, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
22 Oct, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
22 Oct, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
22 Oct, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
28 Sep, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
18 Sep, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
12 Sep, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
12 Sep, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
04 Sep, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
28 Aug, 2007	88(2)R	Group of Companies' Accounts made up to 31/12/05
17 Aug, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
16 Aug, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
26 Jul, 2007	363a	Annual Return
18 Jul, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
10 Jul, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
22 Jun, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
08 Jun, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
04 Jun, 2007	88(2)O	Return of Allotment of Shares (excluding non-cash)
16 May, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
15 May, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
11 May, 2007	AA	Annual Accounts
08 May, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
08 May, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
08 May, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
30 Apr, 2007	288c	Change of Particulars
19 Apr, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
12 Apr, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
12 Apr, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
04 Apr, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)
04 Apr, 2007	88(2)R	Return of Allotment of Shares (excluding non-cash)

3. Documents sent to the UK Listing Authority

Copies of the following documents were also submitted, at the time, to the UK Listing Authority for Inspection at their Document Viewing Facility situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Date of Submission	Description
03 Mar, 2008	Blocklisting Application
08 Apr, 2008	Annual Report and Accounts
08 Apr, 2008	Notice of AGM and Amendment to Articles

4. Documents sent to Shareholders

The following documents were sent to shareholders over the past twelve months and can be obtained from the Company's website at www.ultra-electronics.com.

Interim Report and Accounts (2007)
Notice of Interim Dividend (2007)
Annual Report and Accounts (2007)
Notice of Final Dividend (2007)
Proxy Form and Notice of Annual General Meeting (2007)

5. Presentations

The following presentations appear on the Company's website at www.ultra-electronics.com.

Jul 2007	Interim Results Presentation 2007
Feb 2008	Preliminary Results Presentation 2007

6. Press Releases

The following press releases appear on the Company's website at www.ultra-electronics.com.

Date	News Headline
07 Apr, 2008	Ultra wins $80m US Battlespace IT Systems Contracts
17 Mar, 2008	Ultra Acquires Canadian signalling & communications business for $22m
25 Feb, 2008	Preliminary Audited Results for the Year Ended 31 December 2007
03 Dec, 2007	Ultra acquires BCF Designs Ltd
26 Nov, 2007	Ultra Wins £6M Rail power equipment contract
15 Nov, 2007	Ultra acquires Atkins & Partners Ltd
23 Oct, 2007	Ultra wins $45m contracts to supply Advanced Communications Equipment to US Army & Marine Corps
23 Oct, 2007	Ultra wins $20m ASW equipment contract for US Navy
14 Aug, 2007	Ultra sells Surface Ship Torpedo Defence Systems to Turkish Navy
12 Jul, 2007	Ultra completes acquisition of Criticom Inc
05 Jul, 2007	Ultra to acquire Canadian Battlespace IT Company Telemus
02 Jul, 2007	Ultra S&Cs wins £4m contract for Multi-Static Active (MSA) for MoD
26 Jun, 2007	Ultra Managing Director awarded OBE in Queen's Birthday honours list.
26 Jun, 2007	Ultra wins £8m contract for ship's combat surveillance system
26 Jun, 2007	Ultra issues Trading Statement
08 May, 2007	Ultra Awarded Command & Control System for the Port of Halifax, Nova Scotia, Canada
03 May, 2007	Ultra awarded $50m contract Vehicle for Battlespace IT System Development
03 May, 2007	Ultra awarded Queen's Award for Enterprise: Innovation 2007

In accordance with Article 27.3 of the Prospectus Directive it is acknowledged that whilst the information referred to above was up-to-date at the date of this announcement, such disclosures may, at any time, be out of date due to changing circumstances.

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company's registered office:

The Company Secretary
Ultra Electronics Holdings plc
417 Bridport Road
Greenford
Middlesex
UB6 8UA

United Kingdom

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Acquisition
Released	07:00 18-Apr-08
Number	6112S

RNS Number:6112S
Ultra Electronics Holdings PLC
18 April 2008

Embargoed until 0700 18 April 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA ACQUIRES US UNDERWATER ACOUSTIC TRANSDUCER SPECIALIST

Ultra announces the acquisition, subject to regulatory approvals, of Harris Acoustic Products ("Harris") from Channel Technologies, Inc. for a cash consideration of approximately US$7 million.

Harris specialises in the design, supply and support of submarine acoustic transducers and arrays. The transducers create the acoustic pulse, or 'sonar ping', in the water and receive the resulting echo return from potential targets. Multiple transducers are assembled by Harris into arrays to allow higher power acoustic pings and an improved directional capability of the sonar system

Harris employs about 40 staff and is based in Walpole, MA, USA. Ultra's existing Ocean Systems business, based in Braintree, MA also supplies underwater acoustic transducers and arrays and is located about 20 miles away. Harris will become part of the Ocean Systems business.

Harris supplies a range of transducers and sensors installed in the Virginia class of nuclear submarine, which is in series production for the US Navy by Electric Boat, a General Dynamics business. Harris transducers are also broadly used in mine hunting sonar systems.

The acquisition of Harris will be financed using Ultra's existing facilities and is expected to be earnings accretive after integration. On a pro-forma basis, Harris would have generated revenue of about US$9 million in the year ending 31 December 2007.

Douglas Caster, Ultra's Chief Executive, commented:
"I am pleased that we have been able to acquire Harris as a bolt-in acquisition for Ocean Systems. Ultra has great strengths in a number of different underwater acoustic market niches, including anti-submarine warfare, torpedo defence, sonar systems and submarine communications. Ultra's position in these specialist market sectors is further strengthened by the addition of the Harris product designs and the positions they hold on long-term programmes."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com

David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Strategy Evening
Released	07:00 23-Apr-08
Number	8981S

RNS Number:8981S
Ultra Electronics Holdings PLC
23 April 2008

Embargoed until 0700 23 April 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Strategy Evening - "Managing Growth"

Ultra is today hosting a strategy evening for investors and analysts to give an insight into how Ultra manages growth. Short presentations on the Group's internal management processes, internal investment programmes and its acquisition process will be given by members of the executive management team. Three short presentations on Ultra's most recent acquisitions, BCF Designs Ltd, Magneto Inductive Systems Ltd and Harris Acoustic Products will also be given.

No material new information will be disclosed during the presentations.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / James White

Notes to editors:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on

obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Interim Management Statement
Released	07:00 25-Apr-08
Number	0890T

RNS Number:0890T
Ultra Electronics Holdings PLC
25 April 2008

Embargoed until 0700 25 April 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Management Statement

Ultra is today publishing its first Interim Management Statement in accordance with rule 4.3 of the Disclosure and Transparency Rules of the UK Listing Authority. It relates to the period from the start of January to date. Ultra's Annual General Meeting will be held today at 10.00 a.m.

Conditions in Ultra's markets remain beneficial as noted on 25 February 2008 at the time of the preliminary announcement of the Group's 2007 results. Ultra's broad portfolio and spread of niche market positions continue to underpin the Group's performance.

Trading in the year to date has been encouraging and in line with the Board's expectations.

- The Group announced two acquisitions in the period, Magneto Inductive Systems Limited ($22m) and Harris Acoustics ($7m). Completion of both these acquisitions is expected by the end of June. Ultra is still actively targeting companies that have a proven track record and that can bring enhanced value to the Group.

- The Group won further significant orders in the period. These included a $23m contract to supply ADSI command and control systems to the US Navy and an order for enhanced tactical radios for the US Army valued at $30m.

- Ultra's civil and military aircraft system development programmes are progressing satisfactorily and the delays announced in respect of some of these platforms will not materially impact Ultra's 2008 results.

- Results from the Group's businesses are encouraging and in particular, Ultra's strategic focus on battlespace IT is yielding benefits with good operational performance in the year to date in those businesses.

Ultra's balance sheet remains strong and there have been no significant changes in the financial position of the Group since that reported as at 31 December 2007, other than the acquisitions noted above which were funded through an increase in bank borrowings.

Demand in all of Ultra's main markets remains strong and the size of available budgets gives significant headroom for further growth. The Group's order book gives Ultra its customary level of visibility and reflects its position on a

wide range of international platforms and programmes. The Board is confident that Ultra's performance in the first half will be in line with expectations and that the Group will continue to make good progress in 2008.

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Dr Julian Blogh, Chairman	www.ultra-electronics.com
Douglas Caster, Chief Executive	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Susan Ellis/James White	

Cautionary Statement:

This announcement contains forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could, is confident, or other words of similar meaning. Undue reliance should not be placed on any such statements because they speak only as at the date of this document and, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Ultra's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. There is a number of factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are, increased competition, the loss of or damage to one or more key customer relationships, changes to customer ordering patterns, delays in obtaining customer approvals for engineering or price level changes, the failure of one or more key suppliers, the outcome of business or industry restructuring, the outcome of any litigation, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in raw material or energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, or the key timing and success of future acquisition opportunities or major investment projects.

Ultra undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by

undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	AGM Voting Results
Released	13:00 25-Apr-08
Number	1490T

RNS Number:1490T
Ultra Electronics Holdings PLC
25 April 2008

Embargoed until 1300 25 April 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

AGM Voting Results

Ultra Electronics Holdings plc held its Annual General Meeting in Greenford, Middlesex today at 10.00 a.m. The voting results for the resolutions tabled at the Meeting were as follows:

	RESOLUTION	FOR	AG.
1	Adoption of the 2007 Annual Report & Accounts	48,221,359	1,89
2	Declaration of the final dividend of 14.5p	50,112,143	
3	Adoption of the Remuneration Report	50,108,904	
4	Re-election of Mr A. Walker	37,371,538	12,69
5	Re-election of Mr C.Bailey	49,896,039	21
6	Re-election of Dr J.Blogh	48,602,673	1,28
7	Re-election of Dr F.Hope	48,016,036	2,09
8	Re-appointment of Deloitte & Touche LLP as aud	50,110,596	
9	Authority to allot relevant securities up to one-third of the fully paid up share capital	49,897,501	21
10	To amend the performance conditions of the Long-Term Incentive Plan 2007	49,207,034	
11	To amend the performance conditions applying to the awards granted in 2005 and 2006 under the Long-Term Incentive Plan 2002-2007	37,438,916	10,10
12	Authority to allot equity securities for cash up to a nominal amount of £169,714	50,108,309	
13	Authority to purchase shares up to 5%	50,111,130	

of the issued share capital

14	Adoption of new Articles of Association	49,002,210	21

Therefore all resolutions were passed with a clear majority. The total number of shares currently in circulation is 67,986,307 and the number of votes cast was 50,112,343.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321

David Jeffcoat, Company Secretary www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700

Susan Ellis / Louise Robson

Notes to editors:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft systems test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems; armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	13:33 25-Apr-08
Number	1561T

RNS Number:1561T
Ultra Electronics Holdings PLC
25 April 2008

Ultra Electronics Holdings plc

Ultra Electronics Long Term Incentive Plan

Director/PDMR Shareholding

LTIP awards

On the 10th March 2008 the following executive directors of the Company and other Persons Discharging Managerial Responsibility, were granted conditional awards entitling them to acquire ordinary shares of 5 pence in the Company under the Ultra Electronics Long Term Incentive Plan as follows:

Executive Director	Number of shares covered by Award
D Caster	30,968
A Hamment	13,213
F Hope	17,837
D Jeffcoat	17,837
A Jan-Janin	10,405
R Sharma	10,405
K Thomson	4,913

The awards will normally vest on the third anniversary of the grant date, subject to continued employment and the satisfaction of a performance condition based upon total shareholder return.

No consideration was paid for the grant of the awards and no payment is due on the vesting of the awards.

Further information

The above notifications are made in accordance with DTR 3.1.4

Name of contact and telephone number for queries: D Jeffcoat +44 (0)20 813 4321
For and on behalf of Ultra Electronics Holdings plc.

David Jeffcoat
Date: 23/4/08

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Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	AGM Resolutions
Released	13:19 28-Apr-08
Number	2495T

RNS Number:2495T
Ultra Electronics Holdings PLC
28 April 2008

Ultra Electronics Holdings plc

Annual General Meeting held on 25 April 2008

Copies of the document setting out the resolutions concerning special business, which were passed at the AGM, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

David Jeffcoat

Finance Director and Company Secretary

Tel: +44 (0)20 813 4302

28 April 2008

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:00 30-Apr-08
Number	4926T

RNS Number:4926T
Ultra Electronics Holdings PLC
30 April 2008

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

A disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3)

Jersey Nominees Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different)

23 April 2008

6. Date on which issuer notified:

30 April 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

			Direct	Indirect	Direct	Indire
Ord GBP 5p	2,052,940	2,052,940	1,823,463	·	1,823,463	2.69

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,823,463	2.69%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

----

356,189 Shares are held by Jersey Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,500 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

3,242 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

4,394 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,433,138 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name

David Jeffcoat

15. Contact telephone number

+44 (0)20 8813 4302

16. Identity of notifier

David Jeffcoat

Finance Director and Company Secretary

17. Date of notification

30/04/2008

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	16:08 30-Apr-08
Number	4934T

RNS Number:4934T
Ultra Electronics Holdings PLC
30 April 2008

30 April 2008

Ultra Electronics Holdings plc

("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,988,757 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,988,757.

The above figure (67,988,757) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
David Jeffcoat, Group Finance Director — www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700

Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	18:29 07-May-08
Number	9344T

RNS Number:9344T
Ultra Electronics Holdings PLC
07 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
K Thomson
R Sharma

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

J Blogh

D Caster

A Hamment

F Hope

D Jeffcoat

A Jan-Janin

K Thomson

R Sharma

8 State the nature of the transaction

LTIP vesting

9. Number of shares, debentures or financial instruments relating to shares acquired

Director/PDMR	Number of shares to vest
J Blogh	20,188
D Caster	20,706
A Hamment	12,733
F Hope	17,082
D Jeffcoat	16,771
Jan-Janin	6,470
K Thomson	4,658
R Sharma	5,279

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

J Blogh	<0.1%
D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
A Jan-Janin	<0.1%
R Sharma	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£12,80

14. Date and place of transaction

06/05/2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

J Blogh	1,199,163	1.77%
D Caster	1,079,185	1.59%
A Hamment	128,964	0.19%
F Hope	113,717	0.17%
D Jeffcoat	59,184	0.1%
A Jan-Janin	17,124	<0.1%
K Thomson	14,012	<0.1%
R Sharma	27,921	<0.1%

16. Date issuer informed of transaction

07/05/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

07/05/2008

END

END

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Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	18:32 07-May-08
Number	9345T

RNS Number:9345T
Ultra Electronics Holdings PLC
07 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
K Thomson
R Sharma

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or

financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

J Blogh
D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

8 State the nature of the transaction

Disposal of shares acquired under LTIP

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

J Blogh	8,294
D Caster	8,507
A Hamment	12,733
F Hope	7,018
D Jeffcoat	6,890
A Jan-Janin	0
K Thomson	1,914 disposed
K Thomson	2,744 transferred to his wife Alison Thomson
R Sharma	2,169 disposed
R Sharma	3,110 transferred to daughter (Amy Sharma)

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

J Blogh	<0.1%
D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

13. Price per share or value of transaction

£12.80

14. Date and place of transaction

06/05/2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

J Blogh	1,190,869	1.75%
D Caster	1,070,678	1.58%
A Hamment	116,231	0.17%
F Hope	106,699	0.16%
D Jeffcoat	52,294	<0.1%
A Jan-Janin	17,124	<0.1%
K Thomson	12,098	<0.1%
R Sharma	25,752	<0.1%

16. Date issuer informed of transaction

07/05/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Jeffcoat Tel: +44 (0)20 8813 4302

Name and signature of duly authorised officer of issuer responsible for making notification

....

Date of notification

07/05/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	08:04 09-May-08
Number	0597U

RNS Number:0597U
Ultra Electronics Holdings PLC
09 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster

A Hamment

F Hope

D Jeffcoat

A Jan-Janin

R Sharma

K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
A Hamment	10
F Hope	10
D Jeffcoat	10
R Sharma	10
A Jan-Janin	10
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	Less than 0.1%
A Hamment	Less than 0.1%
F Hope	Less than 0.1%
D Jeffcoat	Less than 0.1%
R Sharma	Less than 0.1%
A Jan-Janin	Less than 0.1%
K Thomson	Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership Shares at £12.57

14. Date and place of transaction

07/05/2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,070,688	1.58%
A Hamment	116,241	0.17%
F Hope	106,709	0.16%
D Jeffcoat	52,304	Less than 0.1%
A Jan-Janin	17,134	Less than 0.1%
R Sharma	25,762	Less than 0.1%
K Thomson	12,108	Less than 0.1%

16. Date issuer informed of transaction

07/05/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

09/05/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	ULTRA ELECTRONICS HOLDINGS PLC ORD 5P
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	17:04 12-May-08
Number	2424U17

RNS Number : 2424U
Ultra Electronics Holdings PLC
11 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shai* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of *person discharging managerial responsibilities/director*

A J Walker

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

…………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

A J Walker

8 State the nature of the transaction

Purchase in Mr Walker's name as a trustee of the McKechnie FURBS for A J Walker, a Funded Unapproved Retirement Benefit Scheme of which Mr Walker is a beneficiary.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

A J Walker	*143*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

A J Walker	*<0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

…………………………………

13. Price per *share* or value of transaction

£12.48

14. Date and place of transaction

12/05/2008, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

A J Walker	*14,010*	*0.02%*

16. Date issuer informed of transaction

12/05/2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

D Garbett-Edwards Tel: +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Jeffcoat

Date of notification

12/05/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	ULTRA ELECTRONICS HOLDINGS PLC ORD 5P
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	17:14 12-May-08
Number	2455U17

RNS Number : 2455U
Ultra Electronics Holdings PLC
12 May 2008

Notification of transactions by persons discharging managerial responsibility under DTR 3.1.4R(1)
Ultra Electronics Holdings plc.

The Company announces that on 6th May 2008 Lloyds TSB Offshore Trust Company Limited, acting as Trustee for the Ultra Electronics Long Term Incentive Plan 2007 ("the Plan"), purchased 47,525 ordinary 5p shares of the Company (representing approximately 0.070 percent of issued share capital of the Company) at a price of £12.80 per share based on the market price on 2nd May 2008.

On 9th May 2008 Lloyds TSB Offshore Trust Company Limited purchased a further 4,971 ordinary 5p shares in the Company (representing approximately 0.007 percent of issued share capital of the Company) at a price of £12.51591 per share

These purchases were made to increase the number of shares held by the Trustees in respect of awards made in March 2008 under the Plan, to the Company's Executive Directors and Persons Discharging Managerial Responsibility.

END

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Regulatory Announcement

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Company	ULTRA ELECTRONICS HOLDINGS PLC ORD 5P
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	14:34 20-May-08
Number	8945U14

RNS Number : 8945U
Ultra Electronics Holdings PLC
20 May 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Dividend Shares
D Caster	*21*
A Hamment	*21*
F Hope	*21*
D Jeffcoat	*19*
R Sharma	*21*
A Jan-Janin	*8*
K Thomson	*21*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
A Hamment	*Less than 0.1%*
F Hope	*Less than 0.1%*

D Jeffcoat	*Less than 0.1%*
R Sharma	*Less than 0.1%*
A Jan-Janin	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

…………………………………

13. Price per *share* or value of transaction

Dividend Shares at £12.57

14. Date and place of transaction

19/05/2008, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,070,709*	*1.58%*
A Hamment	*116,262*	*0.17%*
F Hope	*106,730*	*0.16%*
D Jeffcoat	*52,323*	*Less than 0.1%*
A Jan-Janin	*17,142*	*Less than 0.1%*
R Sharma	*25,783*	*Less than 0.1%*
K Thomson	*12,129*	*Less than 0.1%*

16. Date issuer informed of transaction

20/05/2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

……………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Jeffcoat

Date of notification

20/05/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Ultra Electronics - Completion of Acquisition

RNS Number : 2186V
Ultra Electronics Holdings PLC
27 May 2008

Embargoed until 0700

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Ultra completes acquisition of MISL for US$22m

Ultra announces that it has completed the acquisition, originally announced on 17 March, of Magneto Inductive Systems Ltd('MISL') of Canada and the USA. The initial consideration for the acquisition was US$22m. In addition a minority share of incremental profits over the current level will be paid to the vendors if certain growth targets are met over the next four years. The closing of the acquisition followed the successful completion of US regulatory review and approvals

MISL, which will be integrated into Ultra's existing Maritime Systems business in Halifax, Nova Scotia, is a rapidly growing business employing 50 people in Canada and at its production facility in San Bernardino, CA. Maritime Systems is part of the Group's Tactical & Sonar Systems division.

MISL makes magneto inductive guidance, signalling and communications equipment. These systems can operate not only through air but also through water, sediment, rock and most man-made structures that radio and acoustic systems can not penetrate.
MISL's systems are also highly resistant to conventional radio countermeasures, such as jamming and scanning.

The acquisition of MISL is being financed using Ultra's existing facilities and is expected to be earnings neutral in 2008 after integration and finance costs.

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
David Jeffcoat, Group Finance Director	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Susan Ellis / Louise Robson	

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that

design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

ACQFKNKNPBKDNPB

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Ultra Electronics - Completion of Acquisition

RNS Number : 2193V
Ultra Electronics Holdings PLC
27 May 2008

Embargoed until 0700
2008

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Ultra completes acquisition of Harris

Ultra announces that it has completed the acquisition, originally announced on 18 April, of Harris Acoustic Products ('Harris') for a cash consideration of US$7m. The closing of the acquisition followed the successful completion of US regulatory
review and approvals.

Harris specialises in the design, supply and support of submarine acoustic transducers and arrays. The transducers create the acoustic pulse, or 'sonar ping', in the water and receive the resulting echo return from potential targets. Multiple
transducers are assembled by Harris into arrays to allow higher power acoustic transmissions and an improved directional capability of the sonar system. Harris will be integrated into Ultra's existing Ocean Systems business in Braintree, MA, USA, which
also specialises in underwater acoustic sensors and systems. Ocean Systems is part of the Group's Tactical & Sonar Systems division.

The acquisition of Harris is being financed using Ultra's existing facilities and is expected to be earnings neutral in 2008 after integration and finance costs.

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
David Jeffcoat, Group Finance Director	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Susan Ellis / Louise Robson	

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a
technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking
specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems;
airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information
management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and
multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Ultra Electronics - Total Voting Rights

RNS Number : 5952V
Ultra Electronics Holdings PLC
30 May 2008

30 May 2008

Ultra Electronics Holdings plc
('Ultra')

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,006,881 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,006,881.

The above figure (68,006,881) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the
FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc
020 8813 4321
David Jeffcoat, Group Finance Director
www.ultra-electronics.com

information@ultra-electronics.com

Weber Shandwick Square Mile
020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis

on integrated information technology solutions. The Group concentrates on obtaining a
technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking
specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems,
armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information
management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static
sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

TVRGCGDUGGXGGIG

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Ultra Electronics - Acquisition

RNS Number : 6820V
Ultra Electronics Holdings PLC
02 June 2008

Embargoed until 0700 2 June 2008

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Ultra acquires US battlespace IT specialist for US$50m

Ultra announces the acquisition, subject to regulatory approvals, of ProLogic, Incorporated ('ProLogic') for an initial cash consideration of US$50 million. In addition, Ultra will pay US$5m as a retention incentive for key staff and a further sum of
up to US$8 million will be paid to the vendors if certain growth targets are met over the next three years. On a pro-forma basis, ProLogic's revenue on a full-year basis for 2007 would have been about $50 million with an EBIT margin of about 10%.

ProLogic provides specialised products and solutions for mission-critical enterprise IT, tactical data communication systems and intelligence processing infrastructures, as well as independent IT consulting services to US government customers.
ProLogic's core competencies are systems engineering and integration, software development and enterprise engineering & operations.

The company is a leader in the following market niches, for each of which there are fundamental drivers of long-term growth:

* tactical data links
* cryptographic remote rekeying
* advanced battlespace management systems with a focus on geospatial data
* remote and unattended sensor system integration and planning

ProLogic's headquarters is in Fairmont, West Virginia and it operates from twelve locations in thirteen states. The company employs about 300 staff, of which nearly two-thirds hold security clearances of Interim Secret or higher. ProLogic has five
facilities which have Top Secret clearance.

The acquisition of ProLogic will be financed using Ultra's existing facilities and is expected to be earnings accretive in 2008. The closing of the transaction is subject to completion of the CFIUS review process and is expected to occur in no later
than 30 days.

Douglas Caster, Ultra's Chief Executive, commented:
'I am extremely pleased that we have been able to bring ProLogic into the Group. ProLogic complements Ultra's existing battlespace IT capabilities, strengthens current relationships and brings new customers in the US. There are clear synergies with

synergies with
existing Ultra niches in businesses such as Advanced Tactical Systems, Sonar & Communication Systems and the Group's other battlespace IT companies.'

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
David Jeffcoat, Group Finance Director	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Susan Ellis / Louise Robson	

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a
technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking
specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems;
airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information
management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and
multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

ACQWUUAAAUPRGAU

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Data provided by Hemscott plc Disclaimer

Ultra Electronics - Director/PDMR Shareholding

RNS Number : 8525V
Ultra Electronics Holdings PLC
03 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
Ultra Electronics Holdings plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)
3. Name of person discharging managerial responsibilities/director
D Caster
A Hamment
F Hope
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
****
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of 3 above
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
5p Ordinary Shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

shares held by each of them
Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction
Self-funded through All Employee Share Ownership Plan
9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
A Hamment	10
F Hope	10
D Jeffcoat	10
R Sharma	10
A Jan-Janin	11
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	Less than 0.1%
A Hamment	Less than 0.1%
F Hope	Less than 0.1%
D Jeffcoat	Less than 0.1%
R Sharma	Less than 0.1%
A Jan-Janin	Less than 0.1%
K Thomson	Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed
****
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
****
13. Price per share or value of transaction
Partnership Shares at £12.30
14. Date and place of transaction
2/06/2008, London
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,070,719	1.58%
A Hamment	116,272	0.17%
F Hope	106,740	0.16%
D Jeffcoat	52,333	Less than 0.1%
A Jan-Janin	17,153	Less than 0.1%
R Sharma	25,793	Less than 0.1%
K Thomson	12,139	Less than 0.1%

16. Date issuer informed of transaction
2/06/2008
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
****
18. Period during which or date on which it can be exercised
****
19. Total amount paid (if any) for grant of the option
****
20. Description of shares or debentures involved (class and number)
****
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
****
22. Total number of shares or debentures over which options held following notification
....

****

23. Any additional information

****

24. Name of contact and telephone number for queries
David Garbett-Edwards +44 (0)1242 225039
Name and signature of duly authorised officer of issuer responsible for making notification
David Jeffcoat
Date of notification
3/06/2008

END

END

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Ultra Electronics - Completion of Acquisition

RNS Number : 7378W
Ultra Electronics Holdings PLC
16 June 2008

Embargoed until 0700
2008

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Ultra completes acquisition of ProLogic

Ultra announces that it has completed the acquisition, originally announced on 2 June, of ProLogic, Incorporated ('ProLogic') for an initial cash consideration of US$50 million. The closing of the acquisition followed the successful completion of US regulatory review and approvals.

ProLogic provides specialised products and solutions for mission-critical enterprise IT, tactical data communication systems and intelligence processing infrastructures, as well as independent IT consulting services to US government customers. ProLogic*s core competencies are systems engineering and integration, software development and enterprise engineering & operations.

The acquisition of ProLogic is being financed using Ultra's existing facilities and is expected to be earnings accretive in 2008.

- Ends -

Enquiries:

Ultra Electronics Holdings plc
4321
Douglas Caster, Chief Executive
www.ultra-electronics.com
David Jeffcoat, Group Finance Director

Weber Shandwick Financial
0700
Susan Ellis / Louise Robson

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,500 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis

on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; mission-critical enterprise IT systems; tactical data communication systems; intelligence processing infrastructures; independent IT consulting services; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Ultra Electronics - Reorganisation

RNS Number : 7379W
Ultra Electronics Holdings PLC
16 June 2008

Embargoed until 0700
16 June 2008

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Reorganisation

Ultra announces that Dr. Frank Hope, Managing Director of Ultra's Information & Power Systems division, has announced his intention to leave the Group to develop his career elsewhere.

Consequently, the following organisational changes will take place with immediate effect:

Rakesh Sharma, Managing Director of the Group's Tactical & Sonar Systems division, will move to become the Managing Director of Information & Power Systems. ProLogic, recently acquired by Ultra, will become part of this division, where its synergies with Advanced Tactical Systems can be maximised.

Tactical & Sonar Systems will remain one division for the purposes of financial reporting though management responsibility will be split:

Phil Evans, until now Managing Director of Sonar & Communication Systems, the largest business within the division, will run the 'sonar' elements of the division. These are:

* the Sonar Systems business unit of Sonar & Communication Systems
* Flightline Systems
* Ocean Systems
* USSI, which now has management responsibility for Audiopack

Alan Barker, until now President of Tactical Communication Systems, will be responsible for the 'communications' parts of the division. These are:

* the Communications & Integrated Systems business unit of Sonar & Communication Systems
* Criticom
* DNE Technologies
* Maritime Systems
* Tactical Communication Systems

Both Phil Evans and Alan Barker will join the Group's Executive Team. Aircraft & Vehicle Systems, run by Alan Jan-Janin, is unaffected by these changes.

When Frank Hope leaves Ultra, he will not be replaced on the Board, which will then comprise four Non-Executive Directors and three Executive Directors.

Douglas Caster, Chief Executive of Ultra, commented:
'I would like to express my own and the Board's appreciation for Frank's contribution to the Group over the last 14 years and I wish him well for the future.'

- Ends -

Enquiries:

Ultra Electronics Holdings plc
020 8813 4321
Douglas Caster, Chief Executive
www.ultra-electronics.com

Weber Shandwick Financial
Susan Ellis

Notes to editors

Following the changes announced in this press release, the membership of the Ultra Board will be:

Dr. Julian Blogh, Chairman
Andrew Walker, Non-Executive Director
Chris Bailey, Non-Executive Director
Ian Griffiths, Non-Executive Director
Douglas Caster, Chief Executive
David Jeffcoat, Group Finance Director
Andy Hamment, Group Marketing Director

The membership of Ultra's Executive Team will be:

Douglas Caster, Chief Executive
David Jeffcoat, Group Finance Director
Andy Hamment, Group Marketing Director
Rakesh Sharma, Managing Director, Information & Power Systems
Alan Jan-Janin, Managing Director, Aircraft & Vehicle Systems
Phil Evans, Managing Director, Sonar & Undersea Systems
Alan Barker, President, Communication Systems
Keith Thomson, Group Human Resources Director

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,500 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems;
airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; mission-critical enterprise IT systems; tactical data communication systems; intelligence processing infrastructures; independent IT consulting services; weapons
interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval
vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active,
passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Ultra Electronics - Holding(s) in Company

RNS Number : 1648X
Ultra Electronics Holdings PLC
20 June 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Ultra Electronics Holdings PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): Please refer to item 13 *
3. Full name of person(s) subject to the notification obligation: Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different): See item 13
6. Date on which issuer notified: 19 June 2008
7. Threshold(s) that is/are crossed or reached: See item 13
8. Notified details:

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights viii	Number of sh
			Direct
GB0009123323	Below 5%	Below 5%	Below 5%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting righ acq in	% of voting rights
N/A	N/A		N/A	N/A

Total (A+B)
Number of voting rights % of voting rights

Below 5%   Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: M&G Investment Management Limited (MAGIM) previously disclosed a holding of 3,538,294 (5.21%). MAGIM has sole investment power but no voting power over funds managed for and on behalf of one of MAGIM's investment advisory clients. MAGIM have now notified, as per the DTR Handbook section 5.1.2R, of their new voting rights position in Ultra Electronics Holdings plc. This notification now excludes shares currently managed and previously notified, where the voting rights have been retained by MAGIM's client.
14. Contact name: David Garbett-Edwards
15. Contact telephone number: 01242 225039

END

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Ultra Electronics - Holding(s) in Company

RNS Number : 1743X
Ultra Electronics Holdings PLC
20 June 2008

TR1 - NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached

Ultra Electronics Holdings plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3)

Vidacos Nominees

5. Date of transaction (and date on which the threshold is crossed or reached if different)

19 June 2008

6. Date on which issuer notified:

19 June 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of sh
Ord GBP 5p	3,409,528	3,409,528	3,354,657

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument Expiration date Exercise/ Conversion Number of voting % of voting rights

Period/ Date rights t acquired instrume exercise converte

Total (A+B)
Number of voting rights % of voting rights

3,354,657 4.9%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Name of shareholder
Standard Life Investments Ltd

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

14. Contact name

David Garbett-Edwards

15. Contact telephone number

01242 225039

END

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Ultra Electronics - Total Voting Rights

RNS Number : 8463X
Ultra Electronics Holdings PLC
30 June 2008

30 Jun 2008

Ultra Electronics Holdings plc
('Ultra')

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,006,881 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,006,881.

The above figure (68,006,881) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the
FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc
David Jeffcoat, Group Finance Director www.ul

Weber Shandwick Square Mile
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a
technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking
specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems,
armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information
management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static
sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

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Ultra Electronics - Notice of Results

RNS Number : 8829X
Ultra Electronics Holdings PLC
30 June 2008

30 June 2008

Ultra Electronics Holdings plc

Notice of Interim Results

Ultra Electronics Holdings plc will be announcing interim results for the six months to 30 June 2008 on Monday 4 August 2008.

- Ends -

For further information please contact:

Weber Shandwick Financial 020 7067 0700
James White

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Ultra Electronics - Director/PDMR Shareholding

RNS Number : 1290Y
Ultra Electronics Holdings PLC
02 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
Ultra Electronics Holdings plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)
3. Name of person discharging managerial responsibilities/director
D Caster
P Evans
A Hamment
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
****
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of 3 above
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
5p Ordinary Shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Shares held by each of them
Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction
Self-funded through All Employee Share Ownership Plan
9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
P Evans	11
A Hamment	10
D Jeffcoat	11
R Sharma	10
A Jan-Janin	10
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	Less than 0.1%
A Hamment	Less than 0.1%
F Hope	Less than 0.1%
D Jeffcoat	Less than 0.1%
R Sharma	Less than 0.1%
A Jan-Janin	Less than 0.1%
K Thomson	Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed
****
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
****
13. Price per share or value of transaction
Partnership Shares at £11.97
14. Date and place of transaction
1/07/2008, London
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,070,729	1.58%
P Evans	3,063	Less than 0.1%
A Hamment	116,282	0.17%
D Jeffcoat	52,344	Less than 0.1%
A Jan-Janin	17,163	Less than 0.1%
R Sharma	25,803	Less than 0.1%
K Thomson	12,149	Less than 0.1%

16. Date issuer informed of transaction
1/07/2008
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
****
18. Period during which or date on which it can be exercised
****
19. Total amount paid (if any) for grant of the option
****
20. Description of shares or debentures involved (class and number)
****
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
****
22. Total number of shares or debentures over which options held following notification
****

****

23. Any additional information

****

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

2/07/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSSSWFSESASEFW

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Ultra Electronics - Re Contract

RNS Number : 3848Y
Ultra Electronics Holdings PLC
07 July 2008

Embargoed until 0700

Ultra Electronics Holdings plc
(*'Ultra' or 'the Group'*)

Ultra awarded contracts totalling US$100m for battlespace IT radios

Ultra announces that its Tactical Communication Systems business in Montreal, Canada has won US Army contracts since the start of 2008 with a total value of US$100m. Ultra is supplying upgraded versions of its High Capacity Line of Sight (HCLOS)
radios that already form the core of the wideband tactical radios system used by US armed forces engaged in land operations. The awards have been made by the Canadian Commercial Corporation acting on behalf of the US Department of Defense.

Ultra is the first company to have delivered high capacity, software-defined radios for the tactical military environment. Ultra's HCLOS radios and associated equipment are key elements of the US Army's transformation, through its WIN-T programme, of
its battlespace information management process. They provide a data highway in the Army's communication system and are a vital component of the wide area network for voice and data transmission between the various command levels in land forces.

Ultra's radio communication systems provide secure battlefield trunk telephone and high-capacity data telecommunication services to link battlefield commanders and their combat forces. They accommodate the increasing need for data-based communications, including email and near-real-time video transmissions, in addition to voice communications.

Douglas Caster, Chief Executive of Ultra, commented:
'I am very pleased with the recognition, through contract awards, of the excellent, innovative tactical communications solutions supplied by Ultra. The Group continues to enhance the capabilities of the battlespace IT products it supplies to the US
and other armed forces around the world. WIN-T is a major programme to enhance US military communications capabilities and I am pleased that Ultra's well-proven high capacity radios are a key part of it.'

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com

Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,500 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a
technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking
specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems;
airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; mission-critical enterprise IT systems; tactical data communication systems; intelligence processing infrastructures; independent IT consulting services; weapons
interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval
vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active,
passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

CNTUUUAUMUPRGCC

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Data provided by Hemscott plc

Ultra Electronics - Re Contract

RNS Number : 3832Y
Ultra Electronics Holdings PLC
07 July 2008

Embargoed until 0700
July 2008

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Ultra Awarded Gulfstream G650 Landing Gear Control Contract

Ultra is pleased to announce that its Controls business, based in Greenford and Cambridge in the UK, has been awarded a contract by Gulfstream Aerospace to develop and supply the landing gear control system for the all new Gulfstream G650 business jet.

The contract is for a system that senses and manages the position of the aircraft landing gear and landing gear doors and is similar to systems that Ultra already provides to other aircraft manufacturers. Over the term of the G650 production programme
the contract is expected to be worth in excess of £10m.

Each system will comprise a central controller and thirty sensors, with the sensors being supplied by Goodrich Aerospace of Vergennes, Vermont, USA.

The G650 is a completely new aircraft that was publicly launched by Gulfstream Aerospace of Savannah, Georgia on 13 March this year, following which it has received a very positive response from the marketplace.

The aircraft will enter service in 2012 and will be the largest, longest-range and fastest business jet that Gulfstream has produced. At its high speed (Mach 0.90) cruise it will transport its passengers from London to Los Angeles. At a slightly
slower speed (Mach 0.85) it will be able to fly even further, for instance from London to Buenos Aires.

Douglas Caster, Chief Executive of Ultra, commented:
'Ultra is very pleased to be providing the landing gear control system for Gulfstream's new G650 business jet. This award broadens still further the range of high integrity systems that Ultra supplies for civil aircraft. We note initial press reports
that Gulfstream has received extremely strong interest in the aircraft since its launch and are confident that Ultra's investment in this programme will be a good one'
- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com

Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,500 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; mission-critical enterprise IT systems; tactical data communication systems; intelligence processing infrastructures; independent IT consulting services; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

CNTUUUMAMUPRGWC

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Ultra Electronics - Contract Win

RNS Number : 9486Z
Ultra Electronics Holdings PLC
28 July 2008

Embargoed until 0700 28 July, 2008

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Ultra Wins Lift Fan Ice Protection Equipment Contract for Joint Strike Fighter

Ultra announces that its Controls business, based in Greenford and Cambridge in the UK, has been awarded a further contract by Pratt & Whitney, US, to develop key elements of the Lift Fan Ice Protection System (LFIPS) for the vertical lift fan
fitted to the STOVL versions of the Lockheed Martin F-35 Joint Strike Fighter (JSF). The contract also covers a further development of the F-135 Engine Ice Protection System (EIPS) controller announced in 2006. The contract is valued at about $21million.

Ultra will undertake the complete development of the LFIPS electronic controller, which will provide electro-thermal ice protection to the JSF lift fan. It is anticipated that this development contract will lead to further contracts that will cover
the production phases of the programme.

The lift fan is a mechanically driven fan located just behind the aircraft cockpit which, in combination with the main engine, delivers vertical thrust for the Short Take-Off and Vertical Landing (STOVL) variant of the JSF. Around 30% of the JSF
production volumes are expected to be the STOVL variant with the remainder being Conventional Take-Off and Landing (CTOL) and Carrier Variant (CV) aircraft. Ultra's EIPS system, however, will be fitted to all JSFs powered by the F-135 engine.

The Pratt & Whitney F-135 engine is the lead propulsion system on the JSF, which will enter service as the Lockheed Martin F-35 Lightning II.

Douglas Caster, Chief Executive of Ultra, commented:
'I am very pleased that Pratt & Whitney has awarded Ultra this additional contract, increasing the Group's involvement on the JSF programme. I am sure that the F-35 Lightning II will be a success, not just in the US but also around the world and
Ultra will benefit from those sales. This is a further application of Ultra's world-leading ice protection technology that is also being used on Boeing's new 787 Dreamliner aircraft'

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from
and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty one businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil
platforms and programmes and provides resilience to the Group's financial performance.
Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems,
equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the
Group.
Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive
strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating
Ultra's overarching, corporate strategy.
Across the Group's three divisions, the major market sectors in which Ultra operates are:
* battlespace IT, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This
information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of
'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget
in the main markets in which Ultra operates.
* sonar systems, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor
arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.
* civil and military aircraft equipment, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by
consistent financial commitment. For civil aircraft, record order intake

performance by all major aircraft manufacturers underpins increasing build rates for the medium term.
* specialist defence equipment, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is
continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased
mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
* specialist civil systems and equipment, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for
rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to
benefit.

END

CNTEASXSALNPEFE

Ultra Electronics - Total Voting Rights

RNS Number : 3765A
Ultra Electronics Holdings PLC
31 July 2008

31 Jul 2008

Ultra Electronics Holdings plc
('Ultra')

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,012,689 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,012,689.

The above figure (68,012,689) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the
FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc   020 8813 4321
David Jeffcoat, Group Finance Director   www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile   020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a
technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END

TVRBSGDRISXGGIB

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RECEIVED
2008 SEP -9 P 1:27

Ultra Electronics - Director/PDMR Shareholding

RNS Number : 4675A
Ultra Electronics Holdings PLC
01 August 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
Ultra Electronics Holdings plc
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(iii)
3. Name of person discharging managerial responsibilities/director
D Caster
P Evans
A Hamment
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
****
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of 3 above
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
5p Ordinary Shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction
Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	10
P Evans	9
A Hamment	10
D Jeffcoat	9
R Sharma	10
A Jan-Janin	10
K Thomson	10

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	Less than 0.1%
A Hamment	Less than 0.1%
D Jeffcoat	Less than 0.1%
R Sharma	Less than 0.1%
A Jan-Janin	Less than 0.1%
K Thomson	Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed
****

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
****

13. Price per share or value of transaction
Partnership Shares at £13.16

14. Date and place of transaction
1/08/2008, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,070,739	1.58%
P Evans	3,072	Less than 0.1%
A Hamment	116,292	0.17%
D Jeffcoat	52,353	Less than 0.1%
A Jan-Janin	17,173	Less than 0.1%
R Sharma	25,813	Less than 0.1%
K Thomson	12,159	Less than 0.1%

16. Date issuer informed of transaction
1/08/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
****

18. Period during which or date on which it can be exercised
****

19. Total amount paid (if any) for grant of the option
****

20. Description of shares or debentures involved (class and number)
****

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
****

22. Total number of shares or debentures over which options held following notification
****

23. Any additional information
****
24. Name of contact and telephone number for queries
David Garbett-Edwards +44 (0)1242 225039
Name and signature of duly authorised officer of issuer responsible for making notification
David Jeffcoat
Date of notification
1/08/2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSSSMFFFSASEFA

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Ultra Electronics - Interim Results

RNS Number : 5128A
Ultra Electronics Holdings PLC
04 August 2008

Embargoed until 0700 4 August 2008

Ultra Electronics Holdings plc
('Ultra' or 'the Group')

Interim Results for the Six Months to 30 June 2008

FINANCIAL HIGHLIGHTS

	Six months to 30 June 2008	Six months to 30 June 2007	Change
Revenue	£231.9m	£192.9m	+20%
Headline operating profit(1)	£32.5m	£27.0m	+20%
Headline profit before tax(2)	£30.4m	£26.2m	+16%
Headline earnings per share(2)	32.6p	28.2p	+16%
Dividend per share	8.0p	6.7p	+19%

(1) before amortisation of intangibles arising on acquisition. IFRS profit from operations £28.7m (2007: £25.5m). See Note 4 for reconciliation.

(2) before amortisation of intangibles arising on acquisition and fair value movements on derivatives. IFRS profit before tax £23.2m (2007: £25.8m). Basic EPS 25.2p (2007: 27.8p). See Note 4 for reconciliation.

- Strong Group performance underpinned by broad portfolio of specialist activities
- Organic revenue growth of 16%
- Operating margin* maintained
- Operating cash* conversion of 77%
- Pace of acquisitions increased with four completed in the period for £45m
- Strong balance sheet with headroom for further acquisitions
- Order book of £645m, providing good level of visibility
- Interim dividend per shareincreased 19%, reflecting the Board*s confidence in the Group

Douglas Caster, Chief Executive, commented:
'The strong results for the period demonstrate the success of the Group's strategy of offering a broad portfolio of niche products and services to the defence and civil markets. In addition to significant internal investments in

programmes to underpin
medium and long-term growth, Ultra has increased the pace of its acquisition process with the purchase of four businesses in the period. Ultra businesses have differentiated positions in growing market niches and these acquisitions all have that
characteristic. The Group's balance sheet will support further purchases and the pipeline of potential targets is healthy.

The Group is positioned in high growth market sectors worldwide. With Ultra's proven ability to win new business and to execute contracts effectively, the Board has confidence in the continuing progress of the Group.'

INTERIM MANAGEMENT REPORT

This Interim Management Report ('IMR') has been prepared solely to provide additional information to enable shareholders to assess Ultra's strategies and the potential for those strategies to be fulfilled. It should not be relied upon by any other
party or for any other purpose.

This IMR contains certain forward-looking statements. Such statements are made by the Directors in good faith based on the information available to them at the time of their approval of this report, and they should be treated with caution due to the
inherent uncertainties underlying such forward-looking information.

This IMR has been prepared for the Group as a whole and therefore gives greatest emphasis to those matters which are significant to Ultra when viewed as a complete entity.

OVERVIEW

Ultra's performance in the period demonstrated the benefit of having a broad portfolio of niche activities, many of which have grown rapidly. The Group's strong revenue growth combined with a constant operating margin drove the increase in profit in
the period. The rate of acquisition investment has increased with £76m expended in the last 12 months, of which £45m has been invested since the start of the year.

FINANCIAL RESULTS

	Six months ended 30 June 2008 £m		Six months en £m
Order book			
- Aircraft & Vehicle Systems	195.1		173.6
- Information & Power Systems	134.5		108.2
- Tactical & Sonar Systems	315.6		293.0
Total order book		645.2	
Revenue			
- Aircraft & Vehicle Systems	58.9		49.5
- Information & Power Systems	66.0		61.6
- Tactical & Sonar Systems	107.0		81.8
Total revenue		231.9	
Organic growth			
Operating profit*			
- Aircraft & Vehicle Systems	9.3		7.7
- Information & Power Systems	9.3		9.1
- Tactical & Sonar Systems	13.9		10.2

Total operating profit*		32.5	
Operating margin*			
- Aircraft & Vehicle Systems	15.8%		15.6%
- Information & Power Systems	14.1%		14.8%
- Tactical & Sonar Systems	13.0%		12.5%
Total operating margin*		14.0%	
Interest		(2.1)	
Headline profit before tax*		30.4	
Operating cash flow*		24.9	
Cash conversion*		77%	
Net debt* at period-end		53.7	
Bank interest cover		19.5x	
Earnings per share*		32.6p	

Note

Throughout this document, the terms headline operating profit, headline profit before tax and headline earnings per share have the same meaning as, and are used interchangeably with, operating profit*, profit before tax* and earnings per share*
respectively.
headline operating profit, operating profit* and operating margin* are before amortisation of intangibles arising on acquisition.
headline profit before tax* and earnings per share* are before amortisation of intangibles arising on acquisition and fair value movement on derivatives.
operating cash flow* is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
cash conversion* is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.
net debt* comprises bank overdrafts and loans less cash and cash equivalents.

Revenue was 20.2% higher at £231.9m (2007: £192.9m). Organic growth at constant exchange rates was 14.0% and favourable currency effects contributed 1.6%. The remaining growth came from acquisitions.

The exchange rate volatility that has been seen over the past few years reduced in the period. Ultra maintains its policy of hedging forward its foreign currency trading exposure and this has helped reduce uncertainty. Overall, the combined
transaction and translation effect in the period was to increase revenue by £3.1m and to reduce operating profit by £1.5m.

Operating profit* increased 20.4% to £32.5m (2007: £27.0m) with the operating margin* being maintained at 14.0%.

Net interest payable was 200% higher at £2.1m (2007: £0.7m) due mainly to higher borrowings through the period as a result of increased acquisition spending.

Headline profit before tax was £30.4m (2007: £26.2m), an increase of 16.0%.

The profit impact of the fair value movement on derivatives and the amortisation of intangibles arising on acquisition was a charge of £7.2m (2007: £0.4m). Compared to 2007, the amortisation of intangibles arising on acquisition was £2.3m higher in the period, reflecting the eight acquisitions made by the Group since July 2007. The difference in the fair value of derivative instruments compared to June 2007 was £4.5m. Reported profit after tax reduced by 8.5% to £17.2m
(2007: £18.8m).

There was a reduction in the Group's effective tax rate from 27.1% to 26.0% in the period, reflecting the tax benefits of acquisitions in the USA and an

the period, reflecting the tax benefits of acquisitions in the USA and an associated increase in borrowings in that country. Reflecting this reduced tax rate, earnings per share* increased 15.6% to 32.6p (2007: 28.2p).

Operating cash conversion* was 77%. The Group's customary focus on cash management has resulted in reduced inventory compared to the start of the period. The Group continues to invest cash in the Boeing 787 and Airbus A400M aircraft programmes which will contribute to growth in the medium and long term. There was a total company-funded cash investment of £15.4m (2007: £14.0m) on new product and business development, of which £1.8m was capitalised (2007: £2.5m) as an intangible asset.

Net debt* at the end of the period was £53.7m compared to £14.2m at the end of 2007. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 20 times by operating profit*.

The proposed interim dividend is 8.0p, an increase of 19%, higher than the 16% increase in earnings per share*. The dividend will be paid on 26 September to shareholders on the register on 22 August 2008.

The order book at the end of the period was £645.2m, an increase of 12.2% over the value at the same time last year.

ACQUISITIONS

Ultra made four acquisitions in the first half of 2008; Magneto Inductive Systems Limited ('MISL'), Harris Acoustics ('Harris'), Graytronics Ltd ('Graytronics') and ProLogic, Incorporated ('ProLogic'). They have enhanced the Group's portfolio of offerings and each one has the strong position in a growing niche market that is typical of Ultra businesses. The total cash consideration in the period for acquisitions was £45.4m including expenses, financed using Ultra's existing facilities. The combined revenue of the four acquisitions on a full-year basis for 2007 would have been about £38m. Their contribution to the Group's performance in the first half of 2008 was not material.

* MISL, based in Nova Scotia, Canada, designs, supplies and supports magneto inductive guidance, signalling and communications equipment. It is part of Maritime Systems in the Group's Tactical & Sonar Systems division.
* Harris, based in Massachusetts, US, specialises in the design, supply and support of submarine acoustic transducers and arrays. It is now part of Ultra's Ocean Systems business, also within the Group's Tactical & Sonar Systems division.
* Graytronics is a small business that specialises in the supply of marine intercom systems for customers that include the UK MoD, US Coastguard, British Petroleum and the Royal National Lifeboat Institution. Graytronics has been relocated to become part of the SML business near Southampton in Ultra's Information & Power Systems division.
* ProLogic, operating in various states in the US, provides specialised products and solutions for mission-critical enterprise IT, tactical data communication systems and intelligence processing infrastructures, as well as independent IT consulting services to US government customers. ProLogic is now part of Ultra's Information & Power Systems division.

ORGANISATIONAL CHANGES

In the period it was announced that Dr. Frank Hope, Managing Director of Ultra's Information & Power Systems division, would be leaving the Group. When he leaves Ultra, he will not be replaced on the Board, which will then comprise four Non-Executive Directors and three Executive Directors.

OPERATIONAL REVIEW

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 19% to £58.9m compared to £49.5m in 2007 and operating profit* increased 21% to £9.3m (2007: £7.7m). These results include contributions from Atkins and BCF Designs, both acquired late in 2007. The division's order book at the end of the period was £195.1m (2007: £173.6m).
Revenue growth in the period was driven by solid demand across the division's businesses. Profit growth also reflected efficiencies achieved in all areas of activity.

Highlights of the division's performance in the period that will underpin continuing growth included:

* selection by Gulfstream to supply the landing gear extension and retraction control system for its new G650 business jet
* good progress, technically and commercially, on the system development programmes for the Boeing 787, Airbus A400M and F-35 JSF aircraft programmes
* continuing strong demand for Ultra's advanced hand controls for weapon stations on a number of US military vehicles

Information & Power Systems

Revenue in Information & Power Systems grew by 7% to £66.0m compared to £61.6m in the previous year. Operating profit* was £9.3m (2007: £9.1m). The order book at the end of the period had increased by 24% to £134.5m (2007: £108.2m).

Revenue and profit growth were suppressed by delays in the placing of some platform-driven orders and by the lead time required to execute such contracts. The division's order book together with the integration of ProLogic should underpin an improved performance in the second half of the year.

Features of the division's performance in the period that will support continuing growth included:

* an increased level of demand for ADSI, Ultra's real-time command and control system, including market interest in new derivatives of ADSI
* the award of further contracts for transit system trackside power equipment supporting the improvement of London's transport infrastructure
* winning contracts to supply advanced airport IT systems at Hongqiao in China, Indianapolis in the US and at various airports in South Africa

Tactical & Sonar Systems

Revenue in Tactical & Sonar Systems increased by 31% to £107.0m (2007: £81.8m) and operating profit* rose 36% to £13.9m (2007: £10.2m). These results include the contributions from Criticom and Telemus, both acquired during 2007. The closing order book was £315.6m (2007: £293.0m).

Many of the Group's specialist activities in the battlespace IT sector are in this division and strong demand, especially from US forces for communications equipment and tactical radio systems, drove the revenue and profit performance in the period.
Deliveries of Ultra's traditional sonobuoy products to international customers also made a good contribution to growth.

Growth in future years will be underpinned as a result of the following events in 2008:

* excellent order intake for the Group's advanced line-of-sight tactical radios

* the award of contracts for high grade cryptographic equipment on behalf of government agencies in both the US and the UK
* an enhanced level of customer take-up of Ultra's new PacketAssure communications service delivery manager product

MARKET CONDITIONS

Defence expenditure worldwide is being sustained by the continuing high level of international tension. The global nature of the threats continues to drive expenditure on those capabilities that allow the projection of military effects and the protection of personnel around the world. A key part of modern warfare and counter-terrorism is the maintenance of information superiority. This in turn drives continued strong demand for battlespace IT equipment that can provide enhanced communications bandwidth and capacity. While it is planned that current military operations will be scaled down in the medium term, this is unlikely to be a quick process. It is anticipated that there will then be a period of rebuilding the systems and equipment base that has been eroded by years of high intensity operations. Ultra is well placed to win further work in the medium term to satisfy these operational requirements.

In the civil aerospace sector, both Boeing and Airbus have long order books which continue to grow and their aircraft build rates are planned to increase steadily for the next few years. There is also strong demand for business jets to enhance the speed and convenience of travel for corporate executives and high net worth individuals. Demand for integrated airport IT systems is underpinned by the continuing need to upgrade airports and to increase passenger capacity. Ultra is well positioned to benefit from the demand in these market sectors.

Investment is increasing in the UK rail transit system infrastructure, driven partly by the 2012 London Olympic Games, benefiting Ultra's trackside power equipment business. In the UK and around the world, continuing security concerns are resulting in further expenditure on surveillance solutions. In the UK the strategic need to maintain independent energy supplies is driving increased investment in civil nuclear power generation, a market in which Ultra has niche capabilities in the supply of high integrity control systems and the associated specialist sensors.

RISKS AND UNCERTAINTIES

The risks and uncertainties that may impact Ultra's ability to deliver further growth of shareholder value were discussed in some depth on pages 19 to 21 of the Group's Annual Report and Accounts for 2007, available for download at www.ultra-electronics.com. It is considered that these still remain the most likely areas of potential risk and uncertainty. The robust business strategies that Ultra uses to manage and mitigate those risks and uncertainties were also discussed.

In the first half of 2008 conditions in financial markets have become more difficult with a consequent impact on consumer confidence. Ultra's business is, in the main, driven by long-term programmes which are unaffected by short-term perturbations in credit markets and consumer spending.

PROSPECTS

Ultra has a broad range of differentiated offerings specified on an increasing list of international platforms and programmes. This spreads risk and gives resilience to the Group's overall performance. Ultra is positioned at all levels in the supply

in the supply
chain, selling to governments and to most of the world's major defence and aerospace prime contractors. The Group's activities are market-led with a flexible and agile response to customer requirements. Ultra businesses constantly seek product and process innovation so as to provide differentiated products, services and solutions to customers.

Within Ultra's overall order book valued at £645m, firm order coverage for the next twelve months' trading for the Group has been maintained at its traditional level of over 60%, thereby giving good visibility of future earnings.

Ultra continues to invest to drive further organic and acquisition growth. Internally, the Group is investing in new products and services that can be positioned on long-term programmes. Ultra's strong balance sheet can support the purchase of businesses that would further enhance the Group's portfolio and to which ownership by Ultra would add value. The Group is targeting companies with a proven track record, that have differentiated positions in growing, niche markets and which can be acquired at appropriate prices.

In summary, the Group is positioned in high growth market sectors worldwide. With Ultra's proven ability to win new business and to execute contracts effectively, the Board has confidence in the continuing progress of the Group.

- Ends -

Enquiries:

Ultra Electronics Holdings plc	020 8813 4321
Douglas Caster, Chief Executive	www.ultra-electronics.com
David Jeffcoat, Group Finance Director	information@ultra-electronics.com
Weber Shandwick Financial	020 7067 0700
Susan Ellis / Louise Robson	

		Note
Continuing operations		
Revenue		3
Cost of sales		
Gross profit		
Other operating income		
Distribution costs		
Administrative expenses		
Other operating expenses		
Profit from operations		3
	Headline operating profit	4
	Amortisation of intangibles arising on acquisition	
	Profit from operations	
Investment revenue		5
Finance costs		6

Profit before tax

Headline profit before tax 4
Amortisation of intangibles arising on acquisition
(Loss) / profit on fair value movements on derivatives
Profit before tax

Tax 7

Profit for the period from continuing operations attributable to equity
17,156 18,841 41,235
holders of the parent

Earnings per ordinary share (pence)

From continuing operations
Basic 9

Diluted 9

	Note	At 30 June 2008 £'000	At 30 June 2007 £'000	At 31 Decem 2007 £'000
Non-current assets				
Intangible assets		228,509	149,458	179,254
Property, plant and equipment	10	26,092	22,138	24,235
Deferred tax assets		10,302	10,499	10,634
		264,903	182,095	214,123
Current assets				
Inventories		36,062	38,015	42,417
Trade and other receivables	11	99,131	82,584	84,226
Cash and cash equivalents		39,187	33,850	27,419
		174,380	154,449	154,062
Total assets	3	439,283	336,544	368,185
Current liabilities				
Trade and other payables	12	(125,093)	(101,003)	(118,393)
Tax liabilities		(6,106)	(7,052)	(9,123)
Obligations under finance leases		(84)	(23)	(25)
Short-term provisions		(8,946)	(7,540)	(10,644)
		(140,229)	(115,618)	(138,185)
Non-current liabilities				
Retirement benefit obligations		(41,076)	(35,837)	(40,390)
Other payables	12	(5,616)	(9,067)	(830)
Deferred tax liabilities		(4,532)	(2,680)	(2,619)
Obligations under finance leases		(41)	(39)	(29)
Bank overdrafts and loans		(92,768)	(39,735)	(41,608)
Long-term provisions		(4,594)	(6,013)	(2,630)
		(148,627)	(93,371)	(88,106)
Total liabilities	3	(288,856)	(208,989)	(226,291)
Net assets		150,427	127,555	141,894

Equity				
Share capital	13	3,400	3,386	3,394
Share premium account		35,807	34,102	35,061
Own shares		(1,973)	(1,972)	(1,972)
Hedging and translation reserves		(5,807)	(6,657)	(6,282)
Retained earnings		119,000	98,696	111,693
Total equity attributable to equity holders of the parent		150,427	127,555	141,894

	Note	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Net cash inflow from operating activities	14	20,019	15,687	49,558
Investing activities				
Interest received		445	361	791
Purchase of property, plant and equipment		(4,351)	(3,924)	(8,569)
Proceeds from disposal of property, plant and equipment		1,263	4	-
Expenditure on product development and other intangibles		(2,388)	(3,078)	(5,489)
Acquisition of subsidiary undertakings (net of cash acquired)		(45,384)	-	(31,016)
Net cash used in investing activities		(50,415)	(6,637)	(44,283)
Financing activities				
Issue of share capital		752	930	1,897
Purchase of Long-Term Incentive Plan shares		(674)	-	-
Dividends paid		(9,806)	(8,463)	(12,978)
Increase in borrowings		52,028	6,445	6,551
Repayment of obligations under finance leases		(11)	(8)	(16)
Net cash from/(used in) financing activities		42,289	(1,096)	(4,546)
Net increase in cash and cash equivalents		11,893	7,954	729
Cash and cash equivalents at beginning of period		27,419	25,628	25,628
Effect of foreign exchange rate changes		(125)	268	1,062
Cash and cash equivalents at end of period		39,187	33,850	27,419

Six m

	to 30 2008 £'000
Exchange differences on translation of foreign operations	475
Actuarial losses on defined benefit pension schemes (net of deferred tax)	-
Tax on items taken directly to equity	-
(Loss) / profit on cash flow hedge	(188)
Net income/(expense) recognised directly in equity	287
Transfer to profit and loss on cash flow hedges	81
Profit for the period	17,15

Total recognised income and expense for the period attributable to
17,524 17,163 34,829
equity holders of the parent

1. General information

The information for the year ended 31 December 2007 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

These interim Financial Statements, which were approved by the Board of Directors on 1 August 2008, have not been audited or reviewed by the Auditors.

2. Accounting policies

These interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and using accounting policies that are consistent with those used in the statutory accounts for the year ended 31 December 2007. The condensed set of financial statements included in this half yearly financial report has been prepared in accordance with International Financial Reporting Standards (IFRS) and in accordance with IAS 34 'Interim Financial Reporting'.

3. Segment information

		Six months to 30 June 2008	
	External revenue £'000	Internal revenue £'000	Total £'000
Revenue			
Aircraft & Vehicle Systems	58,899	1,791	60,690
Information & Power Systems	65,999	4,140	70,139
Tactical & Sonar Systems	106,955	3,331	110,286
Eliminations		(9,262)	(9,262)
Consolidated revenue	231,853	-	231,853

	Six months to 30 June 2008 £'000	Six months to June 2007 £'000
Profit from operations		
Aircraft & Vehicle Systems	9,266	7,682
Information & Power Systems	9,306	9,107
Tactical & Sonar Systems	13,933	10,202
Headline operating profit	32,505	26,991

Amortisation of intangibles arising on acquisition	(3,848)	(1,505)
Profit from operations	28,657	25,486
Investment revenue	410	1,470
Finance costs	(5,883)	(1,146)
Profit before tax	23,184	25,810

3. Segment information (continued)

	At 30 June 2008	At 30 June 2007	At 31 De
	£'000	£'000	£'000
Total assets by segment			
Aircraft & Vehicle Systems	106,208	84,242	99,879
Information & Power Systems	111,552	71,139	71,473
Tactical & Sonar Systems	166,831	131,161	153,397
	384,591	286,542	324,749
Unallocated	54,692	50,002	43,436
Total assets	439,283	336,544	368,185

Unallocated assets represent deferred tax assets, derivatives at fair value, cash and cash equivalents.

	At 30 June 2008 £'000	At 30 June 2007 £'000	At 31 Dec £'000
Total liabilities by segment			
Aircraft & Vehicle Systems	38,278	34,563	30,362
Information & Power Systems	47,344	37,535	45,682
Tactical & Sonar Systems	51,931	49,693	53,004
	137,553	121,791	129,048
Unallocated	151,303	87,198	97,243
Total liabilities	288,856	208,989	226,291

Unallocated liabilities represent derivatives at fair value, tax payables, deferred tax liabilities, retirement benefit obligations and bank loans.

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Revenue by geographical destination			
United Kingdom	86,451	82,537	171,729
Continental Europe	26,332	17,390	43,556
Canada	7,820	8,264	17,788
USA	93,205	70,096	154,032
Rest of World	18,045	14,581	25,785
	231,853	192,868	412,890

4. Additional performance measures

To present the headline profitability of the Group on a consistent basis year-on-year additional performance indicators have been used. These are calculated as follows:

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year t 31 Dec 2007 £'000
Profit from operations	28,657	25,486	59,006
Amortisation of intangibles arising on acquisition	3,848	1,505	3,915
Headline operating profit	[illegible]	[illegible]	[illegible]

Headline operating profit	32,505	26,991	62,921
Profit before tax	23,184	25,810	56,598
Loss/(profit) on fair value movements on derivatives	3,390	(1,072)	556
Amortisation of intangibles arising on acquisition	3,848	1,505	3,915
Headline profit before tax	30,422	26,243	61,069
Cash generated by operations (see note 14)	31,006	23,507	66,249
Purchase of property, plant and equipment	(4,351)	(3,924)	(8,569
Proceeds on disposal of property, plant and equipment	1,263	4	-
Expenditure on product development and other intangibles	(2,388)	(3,078)	(5,489
Purchase of Long-Term Incentive Plan shares	(674)	-	-
Operating cash flow	24,856	16,509	52,191

Headline operating profit has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. To maintain a consistent presentation of financial performance over the longer term, this charge has been excluded from headline operating profit. Headline profit before tax and headline earnings per share (see note 9) are also presented before the amortisation of intangible assets arising on acquisitions.

IAS 39 requires the Group to 'fair value' the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating headline profit before tax and headline earnings per share (see note 9) before changes in

5. Investment revenue

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 Dece 2007 £'000
Bank interest	410	361	791
Fair value movement on derivatives	-	1,072	-
Retirement benefit scheme finance income	-	37	301
	410	1,470	1,092

6. Finance costs

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 Dece 2007 £'000
Amortisation of finance costs of debt	35	42	71
Interest payable on bank loans and overdrafts	1,957	1,134	3,025
Interest payable on finance leases	1	1	2
Transfers from equity on cash flow hedges	81	(31)	(154)
Total borrowing costs	2,074	1,146	2,944

Retirement benefit scheme finance expense	419	-	-
Fair value movement on derivatives	3,390	-	556
	5,883	1,146	3,500

7. Tax

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Current tax			
United Kingdom	3,815	4,098	7,510
Overseas	3,122	2,208	7,939
	6,937	6,306	15,449
Deferred tax			
United Kingdom	(667)	21	(649)
Overseas	(242)	642	563
	(909)	663	(86)
Total	6,028	6,969	15,363

8. Ordinary dividends

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000
Final dividend for the year ended 31 December 2007 of 14.5p (2006: 12.6p) per share	9,806	8,463
Proposed interim dividend for the year ended 31 December 2008 of 8.0p (2007: 6.7p) per share	5,417	4,515

The proposed interim dividend was approved by the Board after 30 June 2008 and has not been included as a liability as at 30 June 2008.

9. Earnings per share

	Six months to 30 June 2008 pence	Six months to 30 June 2007 pence	Year to 31 December 2007 pence
From continuing operations			
Basic headline (see below)	32.6	28.2	65.4
Diluted headline (see below)	32.4	28.0	65.0
Basic	25.2	27.8	60.9
Diluted	25.1	27.6	60.5

The calculation of the basic headline and diluted earnings per share is based on the following data:

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Earnings			
Earnings for the purposes of earnings per share being profit for the period from continuing	17,156	18,841	41,235

operations

Headline earnings			
Profit for the period from continuing operations	17,156	18,841	41,235
Loss/(profit) on fair value movements on derivatives (net of tax)	2,424	(750)	492
Amortisation of intangibles arising on acquisition (net of tax)	2,610	986	2,576
Earnings for the purposes of headline earnings per share	22,190	19,077	44,303

9. Earnings per share (continued)

The weighted average number of shares is given below:

	Six months to 30 June 2008	Six months to 30 June 2007	Year to 31 December 2007
Number of shares used for basic EPS	67,983,271	67,685,429	67,714,368
Number of shares deemed to be issued at nil consideration following exercise of share options	433,690	481,058	434,033
Number of shares used for fully diluted EPS	68,416,961	68,166,487	68,148,401

	Six months To 30 June 2008	Six months To 30 June 2007	Year to 31 December 2007
Headline PBT	30,422	26,243	61,069
Tax rate applied for the purposes of headline earnings per share	27.1%	27.3%	27.5%
Effective tax rate	26.0%	27.0%	27.1%

10. Property, plant and equipment

During the period, the Group spent £4.4m on the acquisition of property, plant and equipment.

The Group also disposed of property, plant and equipment with a carrying value of £0.6m for proceeds of £1.3m.

11. Trade and other receivables

	At 30 June 2008	At 30 June 2007	At 31 Decemb 2007
Trade receivables	62,732	43,586	52,059
Provisions against receivables	(550)	(797)	(527)
Net trade receivables	62,182	42,789	51,532
Amounts due from contract customers	23,628	28,642	21,475
Derivatives at fair value	5,203	5,653	5,383
Other receivables	8,118	5,500	5,836
	99,131	82,584	84,226

12. Trade and other payables

12. Trade and other payables

	At 30 June 2008	At 30 June 2007	At 20
Amounts included in current liabilities:			
Trade payables	44,514	44,346	42
Amounts due to contract customers	31,274	24,596	24
Derivatives at fair value	6,821	1,894	3,
Other payables	42,484	30,167	47
	125,093	101,003	11

	At 30 June 2008	At 30 June 2007	At 20
Amounts included in non current liabilities:			
Other payables	5,616	9,067	83
	5,616	9,067	83

13. Share capital

126,696 shares, with a nominal value of £6,335, have been allotted in the first six months of 2008 under the terms of the Group's various share option schemes. The aggregate consideration received by the Company was £752,359.

14. Cash flow information

	Six months to 30 June 2008 £'000
Profit from operations	28,65
Depreciation of property, plant and equipment	2,874
Amortisation of intangible assets	4,379
Cost of equity settled employee share schemes	738
Increase in post employment benefit obligation	267
(Profit)/loss on disposal of property, plant and equipment	(702)
Increase/(decrease) in provisions	275
Operating cash flow before movements in working capital	36,48
Decrease/(increase) in inventories	7,378
(Increase)/decrease in receivables	(9,47
(Decrease)/increase in payables	(3,38
Cash generated by operations	31,00
Income taxes paid	(8,92
Interest paid	(2,06
Net cash inflow from operating activities	20,01

14. Cash flow information (continued)

Reconciliation of net movement in cash and cash equivalents to movement in net debt

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Net increase in cash and cash equivalents	11,893	7,954	729
Cash inflow from increase in debt and finance leasing	(52,017)	(6,437)	(6,535)
Change in net debt arising from cash flows	(40,124)	1,517	(5,806)

Amortisation of finance costs of debt	(35)	(36)	(71)
Finance leases acquired with subsidiary undertakings	(82)	-	-
Translation differences	778	(264)	(1,202)
Movement in net debt in the period	(39,463)	1,217	(7,079)
Net debt at start of period	(14,243)	(7,164)	(7,164)
Net debt at end of period	(53,706)	(5,947)	(14,243)

Net debt comprised the following:

	At 30 June 2008 £'000	At 30 June 2007 £'000	At 31 Decem 2007 £'000
Cash and cash equivalents	39,187	33,850	27,419
Bank loans	(92,768)	(39,735)	(41,608)
Finance leases	(125)	(62)	(54)
	(53,706)	(5,947)	(14,243)

15. Acquisitions

Magneto Inductive Systems Ltd

On 22 May 2008, the Group acquired the entire share capital of Magneto Inductive Systems Ltd. (MISL), for an initial cash consideration of £11.9m. Initial provisional fair values for the net assets acquired and details of the purchase consideration are set out below.

	Book value £'000	Revaluations £'000	Fair value £'000
Intangible assets	53	8,680	8,733
Property, plant and equipment	470	-	470
Net cash	393	-	393
Working capital	161	-	161
Net assets acquired	1,077	8,680	9,757
Goodwill arising on acquisition			7,610
Purchase consideration, including acquisition costs			17,367

Total consideration	17,367
Less deferred consideration	5,475
Net cash outflow arising on acquisition	11,892

15. Acquisitions (continued)

The profit contribution from MISL was approximately breakeven in the period. The goodwill arising on the acquisition is attributable to future operating synergies derived from integration with the Group together with expected future profits resulting from the access to new markets for the Group's existing products.

Harris Acoustic Products

On 23 May 2008, the Group acquired the trade and assets of Harris Acoustic Products Corporation from Channel Technologies Inc. for an initial cash consideration of £3.5m. Initial provisional fair values for the net assets acquired and details of the purchase consideration are set out below.

	Book value	Revaluations	Fair value
	£'000	£'000	£'000
Intangible assets	-	1,691	1,691
Property, plant and equipment	30	-	30
Working capital	1,187	(367)	820
Net assets acquired	1,217	1,324	2,541
Goodwill arising on acquisition			1,042
Purchase consideration, including acquisition costs			3,583

Total consideration	3,583
Less deferred consideration and costs	85
Net cash outflow arising on acquisition	3,498

The profit contribution from Harris was approximately £0.1m in the period. The goodwill arising on the acquisition is attributable to future operating synergies derived from integration with the Group.

ProLogic Incorporated

On 13 June 2008, the Group acquired the entire share capital of ProLogic Incorporated for a cash consideration of £27.7m. At 4 August 2008, the accounting adjustments in respect of the acquisition of ProLogic were not complete. It is therefore impractical to include in this report the IFRS 3 'Business Combinations' disclosures for this acquisition.

Graytronics Ltd

On 8 May 2008, the Group acquired the entire share capital of Graytronics Ltd for a cash consideration of £1.6m. Goodwill arising on the acquisition amounted to £0.4m.

If the above acquisitions had been completed on the first day of the financial year, Group revenues for the period would have been approximately £251.1m and Group profit before tax would have been approximately £24.9m.

Fair value adjustments to pri

15. Acquisitions (continued)

A summary of group cashflows relating to acquisitions in the period was as follows:

	£'000
Cash consideration paid for acquisitions made in the period	44,704
Cash acquired	(645)
Deferred cash consideration paid in the period for acquisitions made in prior years	1,325
Net cash outflow	45,384

16. Other *matters*

Seasonality

The Group's financial results have not historically been subject to significant seasonal trends.

Related party transactions

There were no significant changes in the nature and size of related party transactions for the period to those reported in the 2007 Annual Report.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

(a) these condensed financial statements have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting';

(b) this half year report includes a fair review of the information required by Disclosure and Transparency Rule (DTR) 4.2.7R (indication of important events during the period and description of principal risks and uncertainties for the remainder of the financial year); and

(c) this half year report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein)..

By order of the Board

Douglas Caster
Chief Executive

David Jeffcoat
Group Finance Director

4 August 2008

Further information about Ultra

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty two businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.

Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.

Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational

autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches.

The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.

Across the Group's three divisions, the major market sectors in which Ultra operates are:

* battlespace IT, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.

* sonar systems, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.

* civil and military aircraft equipment, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.

* specialist defence equipment, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.

* specialist civil systems and equipment, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Ultra Electronics - Director/PDMR Shareholding

RNS Number : 0628C
Ultra Electronics Holdings PLC
26 August 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer Ultra Electronics Holdings plc	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i)
3.	Name of person discharging managerial responsibilities/ director A Barker	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 In respect of 3 above	6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares 5p Ordinary Shares
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them A Barker	8. State the nature of the transaction Mr Barker exercised an option over 5,234 shares under the Executive Share Option Scheme on 21 August 2008. Mr Barker retains 1,000 of the shares and the balance of 4,234 shares was sold. The consideration for the exercise of shares under this option was £5.97 per share.
9. Number of shares, debentures or financial instruments relating to shares acquired 1,000	10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) <0.01%
11. Number of shares, debentures or financial instruments relating to shares disposed	12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13. Price per share or value of transaction £13.00	14. Date and place of transaction 21/08/2008 London
15. Total holding	16. Date issuer informed

following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) | of transaction

21/08/2008

1,000 <0.01%

If a person discharging managerial responsibilities has been granted options by the issuer
complete the following boxes

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

David Jeffcoat Tel: +44 (0)20 813 4321

Date of notification __26/08/2008____

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

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RNS Number : 2280C
Ultra Electronics Holdings PLC
28 August 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer **Ultra Electronics Holdings plc**	2.	State whether the notification relates to (i transaction notified in accordance with D 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance witl section 793 of the Companies Act (2006) (i)
3.	Name of person discharging managerial responsibilities/director **A Barker**	4.	State whether notification relates to a per connected with a person discharging managerial responsibilities/director name and identify the connected person
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **5p Ordinary Shares**

	In respect of 3 above		
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **A Barker**	8.	State the nature of the transaction **Mr Barker exercised an option 1,000 shares under the Executive Option Scheme on 26 August 200 shares were sold. The consideration f exercise of shares under this optio 452.5 pence per share.**
9.	Number of shares, debentures or financial instruments relating to shares acquired **0**	10.	Percentage of issued class acquired (treas shares of that class should not be taken ir account when calculating percentage) **Less than 0.01%**
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not b taken into account when calculating percentage)
13.	Price per share or value of transaction **£13.13**	14.	Date and place of transaction **26/08/2008 London**
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **1,000 less than 0.01%**	16.	Date issuer informed of transaction **28/08/2008**

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on whic exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or *indication that price is to be fixed at the time of exercise*	22.	Total number of shares or debenture which options held following notific
23.	Any additional information	24.	Name of contact and telephone num queries

Name of authorised official of issuer responsible for making notification

David Jeffcoat Tel: +44 (0)20 813 4321

Date of notification __28/08/2008____

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or deben of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating *the shares of the issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person dischar managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 a

RNS Number : 2931C
Ultra Electronics Holdings PLC
29 August 2008

29 August 2008

Ultra Electronics Holdings plc

("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,063,865 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,063,865.

The above figure (68,063,865) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
David Jeffcoat, Group Finance Director www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I. Public Documents

C. Information published/distributed

Ref	Date	News Headline
I.C.64	25/02/2008	Preliminary Audited Results for the year ended 31 December 2007
I.C.65	17/03/2008	Ultra Acquires Canadian signalling and communications business for US$22m
I.C.66	07/04/2008	Ultra wins $80m US Battlespace IT System Contracts
I.C.67	18/04/2008	Ultra acquires US underwater acoustic transducer specialist
I.C.68	25/04/2008	Interim Management Statement
I.C.69	27/05/2008	Ultra completes acquisition of MISL for US$22m
I.C.70	27/05/2008	Ultra completes acquisition of Harris
I.C.71	02/06/2008	Ultra acquires US battlespace IT specialist for US$50m
I.C.72	16/06/2008	Ultra completes acquisition of ProLogic
I.C.73	16/06/2008	Reorganisation
I.C.74	07/07/2008	Ultra awarded contracts totalling US$100m for battlespace IT radios
I.C.75	07/07/2008	Ultra awarded Gulfstream G650 Landing Gear Control Contract
I.C.76	28/07/2008	Ultra wins Lift Fan Ice Protection Equipment Contract for Joint Strike Fighter
I.C.77	04/08/2008	Interim Results for the Six Months to 30 June 2008
I.C.78	19/08/2008	Ultra wins £3.2m Battlespace IT System Contract

Ultra ELECTRONICS

press information

Embargoed until 0700 25 February 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Preliminary Audited Results for the Year Ended 31 December 2007

FINANCIAL HIGHLIGHTS

	Year ended 31 December 2007	Year ended 31 December 2006	**Change**
Revenue	**£412.9m**	£377.0m	**+10%**
Headline operating profit(1)	**£62.9m**	£57.5m	**+9%**
Headline profit before tax(2)	**£61.1m**	£54.9m	**+11%**
Headline earnings per share(2)	**65.4p**	58.4p	**+12%**
Dividend per share - final	**14.5p**	12.6p	**+15%**
- total	**21.2p**	18.5p	**+15%**

(1) before amortisation of intangibles arising on acquisition. IFRS profit from operations £59.0m (2006: £53.9m). See Note 2 for reconciliation.
(2) before amortisation of intangibles arising on acquisition and profit on fair value movements on derivatives. IFRS profit before tax £56.6m (2006: £55.0m). Basic EPS 60.9p (2006: 58.8p). See Note 2 for reconciliation.

- Good Group performance underpinned by broad mix of activities
- Operating margin* maintained above 15% despite currency impact and high new product development costs
- Investment continues in new programmes to underpin medium-term growth
- Good operating cash* conversion of 83%
- Four acquisitions completed in the year, broadening the Group's portfolio
- Strong balance sheet gives headroom for further acquisitions
- Order book increased to £621m, providing good earnings visibility
- Recommended total dividend per share increased 15%, maintaining dividend cover at about three times

Douglas Caster, Chief Executive, commented:
"Ultra has again demonstrated good growth in revenue and profits. At constant currencies, the growth in revenue was over 13% and the increase in profit before tax* was 18%. Ultra has a wide spread of activities in the defence and civil sectors, a strong order book and a reputation for delivering customer satisfaction through the successful execution of contracts. The four acquisitions made in 2007 broaden the portfolio of niche products and services that the Group provides to its customers. Combined, these factors provide Ultra with an excellent basis for further progress and give the Board confidence in the Group's prospects for 2008."

* see footnote on page 2

FINANCIAL RESULTS

	Year ended 31 December 2007 £m		Year ended 31 December 2006 £m		Growth
Order book					
- Aircraft & Vehicle Systems	181.6		176.9		+2.7%
- Information & Power Systems	133.6		110.2		+21.2%
- Tactical & Sonar Systems	305.8		296.5		+3.1%
Total order book		621.0		583.6	+6.4%
Revenue					
- Aircraft & Vehicle Systems	100.0		93.9		+6.5%
- Information & Power Systems	126.6		120.5		+5.1%
- Tactical & Sonar Systems	186.3		162.6		+14.6%
Total revenue		412.9		377.0	+9.5%
Organic growth					+6.5%
*Operating profit**					
- Aircraft & Vehicle Systems	16.1		13.2		+22.0%
- Information & Power Systems	19.6		19.3		+1.6%
- Tactical & Sonar Systems	27.2		25.0		+8.8%
Total operating profit*		62.9		57.5	+9.4%
*Operating margin**					
- Aircraft & Vehicle Systems	16.1%		14.1%		
- Information & Power Systems	15.5%		16.0%		
- Tactical & Sonar Systems	14.6%		15.4%		
Total operating margin*		15.2%		15.3%	
Interest		(1.8)		(2.6)	-30.8%
Profit before tax*		61.1		54.9	+11.3%
Operating cash flow*		52.2		56.5	
Cash conversion*		83%		98%	
Net debt* at year-end		14.2		7.2	
Bank interest cover		29.2x		21.6x	
Earnings per share*		65.4p		58.4p	+12.0%

Footnote
*Throughout this document, the terms **headline operating profit, headline profit before tax** and **headline earnings per share** have the same meaning as, and are used interchangeably with, **operating profit*, profit before tax*** and **earnings per share*** respectively.*
headline operating profit, operating profit and **operating margin*** are before amortisation of intangibles arising on acquisition.*
headline profit before tax** and **earnings per share are before amortisation of intangibles arising on acquisition and fair value movement on derivatives.*
operating cash flow is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.*
cash conversion is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.*
net debt comprises bank overdrafts and loans less cash and cash equivalents.*

The resilience of Ultra's performance in 2007 reflected the Group's broad portfolio and spread of niche market positions. Ultra made good progress in the year, achieving a strong underlying rate of revenue and profit growth. Margins were maintained despite the continuing currency headwind and further investment in systems for new platforms that will support further growth of the Group. While most of the growth achieved was organic, last year's acquisitions, Polyflex and Winfrith, were included for a full year. There were also contributions from the four acquisitions made in 2007, two of which were acquired so late in the year that they only made a small impact.

* see footnote on page 2

Revenue was 9.5% higher at £412.9m (2006: £377.0m)

- of this revenue growth, 6.5% was organic
- at constant exchange rates, revenue growth was 13.4%

Operating profit* increased 9% to £62.9m (2006: £57.5m)

- operating margin* was maintained above 15%
- at constant exchange rates, operating profit* growth was 16.0%

Operating cash conversion* was 83%. The Group continues to invest cash in the Boeing 787 and Airbus A400M aircraft programmes which will contribute to future growth. There was a total company-funded cash investment of £30.2m (2006: £22.9m) on new product and business development, of which £4.1m was capitalised (2006: £3.8m) as an intangible asset.

The profit impact of the fair value movement on derivatives and the amortisation of intangibles arising on acquisition was a charge of £4.5m compared to a gain of £0.1m in 2006.

Foreign exchange rate movements continued to impact adversely the Group's profitability with the further weakening of the US dollar having the greatest effect. More than half of Ultra's sales are denominated either in US or Canadian dollars and these currencies weakened, on average, against sterling by 8% and 3% respectively in the year. The result was a negative translation impact on revenue of 4%. The effect on operating profit* was a reduction of 3%, equivalent to £2.2m. Ultra's policy is to hedge forward its foreign currency trading exposure in order to reduce uncertainty - the typical forward cover is 18-24 months for US dollar-denominated sales in the UK and Canada. The hedged rates also weakened during the period, with an overall adverse transaction impact on operating profit* of £1.7m. Operating profit* at constant currencies would therefore have been £3.9m higher in total, representing growth of 16%.

Net interest payable was 31% lower at £1.8m (2006: £2.6m) due mainly to lower borrowings through the year. All Ultra's acquisitions except Criticom and Telemus closed so late in the year that the effect on interest payable was small.

Headline profit before tax was £61.1m (2006: £54.9m), an increase of 11%. There was a reduction in the Group's effective tax rate from 28.0% to 27.1% in the year, reflecting the tax benefits of recent acquisitions in the USA and an associated increase in borrowings in that country. Profit after tax rose by 4.1% to £41.2m (2006: £39.6m) and earnings per share* increased 12.0% to 65.4p (2006: 58.4p).

Net debt* at the end of the year was £14.2m compared to £7.2m at the end of 2006. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 29 times by operating profit*.

The proposed final dividend is 14.5p, bringing the total dividend for the year to 21.2p (2006: 18.5p). This represents an annual increase of 15%, with the dividend being covered 3.1 times by earnings per share*. If approved, the dividend will be paid on 6 May 2008 to shareholders on the register on 11 April 2008.

The order book at the end of the year was £621m, an increase of 6.4% over the value at the same time last year and an increase of 24.0% over the last two years. The order book, at its closing level, maintains historic levels of firm order cover for the coming year and so provides the Group's customary level of forward visibility.

* see footnote on page 2

Acquisitions

Ultra made four acquisitions in 2007; Criticom, Telemus, Atkins and BCF Designs. They have enhanced the Group's portfolio of offerings and they all have the strong positions in growing niche markets that are typical of Ultra businesses. The total cash consideration for these acquisitions was £31.0m including expenses, financed largely using Ultra's cash resources. The combined revenue of the four acquisitions on a full-year basis for 2007 would have been about £21m.

- Criticom, based in Maryland, US, designs, supplies and supports custom secure and non-secure video conferencing solutions. It is part of the Tactical & Sonar Systems division.
- Telemus, based in Ontario, Canada, provides specialist electronic warfare and surveillance equipment. It is now part of Ultra's Tactical Communication Systems business, also within the Group's Tactical & Sonar Systems division.
- Atkins is a business that specialises in the supply of software solutions for emergency planning, command & control, crisis & incident management and computer based training & briefing. It is now part of the Datel business in the Group's Aircraft & Vehicle Systems division.
- BCF Designs specialises in the design and production of electronic testing solutions for military and civil aircraft systems. It is now part of Ultra's Electrics business which is also in the Aircraft & Vehicle Systems division.

OPERATIONAL REVIEW

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 6% to £100.0m compared to £93.9m in 2006 and operating profit* increased 22% to £16.1m (2006: £13.2m). These results include a contribution from Atkins and BCF Designs, both acquired late in the year. The division's order book at the end of the period was £181.6m (2006: £176.9m).

Revenue growth continued to be driven by the buoyant civil aerospace market and by customer-funded development programmes. In addition to sales of landing gear computers and noise cancellation systems for civil aircraft, the division benefited from good sales of specialist equipment for military aircraft programmes, especially the HiPPAG airborne compressor. There was continuing demand for systems and equipment that help improve the mobility and survivability of armoured vehicles being used in expeditionary operations including hand controls for vehicle-mounted, remotely controlled weapon stations in the US.

In spite of adverse currency effects and continuing investment in new aircraft systems, operating profit* growth for the division reflected increased sales of HiPPAG, the benefit of having integrated Polyflex in 2006 and higher sales of specialist hand controls.

Highlights of the division's performance in the year that will underpin continuing growth in future years included:

- delivery of flightworthy wing ice protection equipment for Boeing's new 787 aircraft together with systems for use in the avionics validation and integration rigs. Ultra's system also successfully completed a challenging set of tests that constitute a major milestone in the airworthiness qualification process for the equipment.

* see footnote on page 2

- delivery of a functioning ice protection system meeting an interim design standard for the Pratt & Whitney F-135 engine on the new F-35 Joint Strike Fighter aircraft. Ultra was also selected in the year to adapt this system to provide ice protection for the lift fan that is required for the short take-off, vertical landing variant of the aircraft. Separately, Ultra's airborne HiPPAG compressor passed the necessary stringent environmental qualification tests for its role in the weapons ejection systems of the Joint Strike Fighter.

- successful entry into service of Ultra's innovative vision system for the British Army's new Mastiff armoured vehicle delivered to Afghanistan and Iraq in response to an urgent operational requirement. Ultra's equipment allows improved usage of the vehicles in day and night operations.

Information & Power Systems

Revenue in Information & Power Systems grew by 5% to £126.6m compared to £120.5m in the previous year. Operating profit* was £19.6m (2006: £19.3m). The order book at the end of the year had increased by 21% to £133.6m (2006: £110.2m) reflecting increased demand for Ultra's specialist power control equipment for both defence and transit system applications.

Revenue continued to benefit from strong growth in airport IT systems and increased demand for a range of command & control systems including specialist border and harbour surveillance. As predicted, sales in 2007 of Ultra's higher margin ADSI systems reduced to a more normal level following the exceptionally strong demand in 2006 driven by operations in Afghanistan and Iraq. Revenue also benefited from sales of specialist electrical power equipment, including high integrity 'rod control' systems that manage the activity levels of Rolls-Royce submarine nuclear reactors.

Operating profit* grew broadly in line with the revenues of the division, with the growth achieved by most businesses being offset by the lower level of profit from ADSI system sales. In particular, sales of specialist power equipment and strong demand for identity card printers helped this profit growth. The Group's continuing focus on cost control contributed to the operational performance of several businesses.

Features of the division's performance in the year that will underpin continuing future growth included:

- increased development activity for Rolls-Royce on a replacement high integrity control and instrumentation system for submarine nuclear reactors. In the year, initial contract cover for the production phase of the programme was received.

- selection by VT Shipbuilding to supply an integrated combat and surveillance system for three armed 90m ships with sophisticated radar and electro-optical target tracking and fire control capabilities for the Trinidad & Tobago government. This is Ultra's first contract for a modular system that addresses the growing market for advanced offshore patrol vessels of this class.

- significant contract awards for Ultra's innovative transit system trackside power solutions. These included an initial contract to supply equipment for London's overground train network which is being upgraded in time for the 2012 Olympics.

* see footnote on page 2

Tactical & Sonar Systems

Revenue in Tactical & Sonar Systems increased by 15% to £186.3m (2006: £162.6m) and operating profit* rose 9% to £27.2m (2006: £25.0m). These results include the contributions from Criticom and Telemus, both acquired mid-year. The closing order book of £305.8m (2006: £296.5m) reflected strong demand from the US Army for tactical radio systems.

Revenue growth was driven by further sales of airborne targeting pods for UK Tornado aircraft and strong demand for battlespace IT products, notably tactical radios and network interfacing equipment for the US DoD. In both instances, the need to improve the capability of armed forces in current operations focused customer demand. Revenue also benefited from initial work on a technology demonstration for a new 'loitering munition' to provide precision attack capability at long range for the British Army. Delivery of Ultra's new sea mine disposal systems to the Royal Navy partially compensated for the reduction in sales of torpedo defence systems as that programme transitioned to its support phase during 2007.

The operating margin* reduced following the completion, in 2006, of the production phase of the UK torpedo defence system contract. Investment continued in 2007 in redesigning Ultra's complete range of firefighter voice communications products to ensure compliance with updated national standards that became effective late in the year. Operating profit* benefited from improved margins on sales of US sonobuoys and from increased sales of battlespace IT equipment, especially a new, higher capacity tactical radio for the US Army.

Growth in future years will be underpinned as a result of the following events in 2007:

- the award of a contract relating to the supply of upgraded secure communications systems for the UK's Tornado GR4 aircraft fleet. There is potential for a through-life support contract for this equipment and for exports to other users of the Tornado aircraft.

- the receipt of a contract from the MoD to demonstrate a new submarine hunting system known as 'multi-static active' which will greatly improve the ability to detect stealthy, small but highly capable submarines. Ultra is also involved in programmes to improve anti-submarine warfare capabilities in the US.

- the award of an initial production contract by the US DoD for the KG-40AR cryptographic system which provides encryption for tactical data links used by NATO forces. Further production phases are planned for the KG-40AR, a modern replacement for an obsolete system of which many are still in service.

PROSPECTS

Ultra applies its exceptionally broad range of differentiated technologies to an increasing list of international platforms and programmes and this gives resilience to the Group's overall performance. Ultra operates at all levels in the supply chain, selling to governments and to most major defence and aerospace prime contractors. The Group is structured to allow it to operate in a flexible, agile, customer-led manner and Ultra's businesses are encouraged constantly to pursue product and process innovation and to provide differentiated products, services and solutions to meet customer needs.

In defence markets, budgets continue to be focused on the provision of smart systems that will enhance the capability for persistent surveillance, rapid identification of targets, precision attack, mobility, communications and interoperability between different forces. Existing platforms must be upgraded to provide these capabilities, often on an urgent basis, in addition to designing them into new programmes. Ultra's ability to innovate, combined with its proven track record of teaming to

* see footnote on page 2

access complementary technologies and capabilities, enables the Group to deliver best-of-breed system solutions, for new build as well as retrofit requirements. In Ultra's traditional underwater battlespace activities, including anti-submarine warfare, there is evidence of increasing investment in platforms that will increase the usage of Ultra's specialist products.

The current high levels of activity in Iraq and Afghanistan may reduce in the medium-term. While Ultra has benefited in some of its niche areas from these operations, the diversion of funds from other activities has had an offsetting adverse impact elsewhere in the Group. Overall, it is felt that the impact of the potential reduction in current activities would not be material to the Group.

The growth in demand for civil aircraft is strongest in those areas of the world where rapid population growth is combined with rising disposable incomes and competitive pressures are increasing the demand for new, fuel-efficient aircraft. This growth in air travel also encourages further investment in enhanced airport infrastructure. Ultra is well positioned to benefit from the demand in both of these market sectors.

There are some exciting opportunities in other civil markets. Investment is increasing in the UK rail transit system infrastructure, driven partly by the 2012 London Olympic Games. Around the world, continuing security concerns are resulting in further expenditure on surveillance solutions and access control systems. In the UK the need to reduce carbon emissions and the strategic need to maintain independent energy supplies are causing higher investment in civil nuclear power generation, a market in which Ultra has a niche capability in the supply of high integrity control systems. This includes both the refurbishment and life extension of existing installations and the supply of new power stations.

Within Ultra's overall order book valued at £621m, firm order coverage for the next twelve months' trading for the Group has been maintained at its traditional level of over 60%, thereby giving good visibility of future earnings.

Investment to drive future growth remains a key element of Ultra's strategy, whether internally in new products or externally in acquisitions. The Group will continue to pursue opportunities to invest in long-term programmes. While Ultra made a number of acquisitions during 2007, its strong balance sheet can support the purchase of further businesses that would enhance the Group's portfolio. Target companies are actively being sought that have a proven track record and can be acquired at value-enhancing prices.

In summary, Ultra's strong positioning, broad spread of activities, investment in growth markets and track record for delivery and service continue to give the Board confidence in the Group's prospects for 2008.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director

Weber Shandwick Financial 020 7067 0700
Susan Ellis/Louise Robson

* see footnote on page 2

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2007
Consolidated Income Statement

	Note	2007 £000	2006 £000
Continuing operations			
Revenue	1	**412,890**	377,040
Cost of sales		**(300,380)**	(274,466)
Gross profit		**112,510**	102,574
Other operating income	3	**5,050**	1,505
Distribution costs		**(875)**	(810)
Administrative expenses		**(56,687)**	(46,335)
Other operating expenses	4	**(992)**	(2,987)
Profit from operations		**59,006**	53,947
Headline operating profit	2	**62,921**	57,509
Amortisation of intangibles arising on acquisition		**(3,915)**	(3,562)
Profit from operations		**59,006**	53,947
Investment revenue	5	**1,092**	4,939
Finance costs	6	**(3,500)**	(3,874)
Profit before tax	1	**56,598**	55,012
Headline profit before tax	2	**61,069**	54,915
Amortisation of intangibles arising on acquisition		**(3,915)**	(3,562)
(Loss)/profit on fair value movements on derivatives		**(556)**	3,659
Profit before tax		**56,598**	55,012
Tax	7	**(15,363)**	(15,404)
Profit for the year from continuing operations attributable to equity holders of the parent		**41,235**	39,608
Earnings per ordinary share (pence)			
From continuing operations			
- Basic	9	**60.9**	58.8
- Diluted	9	**60.5**	58.3

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2007
Consolidated Balance Sheet

	Note	**2007 £000**	2006 £000
Non-current assets			
Intangible assets		**179,254**	149,758
Property, plant and equipment		**24,235**	20,814
Deferred tax assets		**10,634**	11,223
		214,123	181,795
Current assets			
Inventories	10	**42,417**	29,198
Trade and other receivables	11	**84,226**	83,599
Cash and cash equivalents		**27,419**	25,628
		154,062	138,425
Total assets		**368,185**	320,220
Current liabilities			
Trade and other payables	12	**(118,393)**	(110,235)
Tax liabilities		**(9,123)**	(7,387)
Obligations under finance leases		**(25)**	(22)
Short-term provisions	13	**(10,644)**	(10,459)
		(138,185)	(128,103)
Non-current liabilities			
Retirement benefit obligations	14	**(40,390)**	(35,143)
Other payables	12	**(830)**	(1,158)
Deferred tax liabilities		**(2,619)**	(2,830)
Obligations under finance leases		**(29)**	(48)
Bank loans		**(41,608)**	(32,722)
Long-term provisions	13	**(2,630)**	(2,825)
		(88,106)	(74,726)
Total liabilities		**(226,291)**	(202,829)
Net assets		**141,894**	117,391
Equity			
Share capital		**3,394**	3,378
Share premium account		**35,061**	33,180
Own shares		**(1,972)**	(2,692)
Hedging and translation reserve		**(6,282)**	(4,837)
Retained earnings		**111,693**	88,362
Total equity		**141,894**	117,391

Ultra Electronics Holdings plc

Preliminary Audited Results for the Year Ended 31 December 2007
Consolidated Cash Flow Statement

	Note	2007 £000	2006 £000
Net cash flow from operating activities	15	**49,558**	49,550
Investing activities			
Interest received		**791**	1,216
Purchase of property, plant and equipment		**(8,569)**	(4,759)
Proceeds from disposal of property, plant and equipment		**-**	34
Expenditure on product development and other intangibles		**(5,489)**	(4,676)
Acquisition of subsidiary undertakings (net of cash acquired)		**(31,016)**	(7,799)
Net cash used in investing activities		**(44,283)**	(15,984)
Financing activities			
Issue of share capital		**1,897**	1,518
Purchase of Long-Term Incentive Plan shares		**-**	(513)
Dividends paid		**(12,978)**	(11,102)
Increase/(repayment) of borrowings		**6,551**	(36,315)
Repayments of obligations under finance leases		**(16)**	(33)
Net cash used in financing activities		**(4,546)**	(46,445)
Net increase/(decrease) in cash and cash equivalents		**729**	(12,879)
Cash and cash equivalents at beginning of year		**25,628**	40,193
Effect of foreign exchange rate changes		**1,062**	(1,686)
Cash and cash equivalents at end of year		**27,419**	25,628

Ultra Electronics Holdings plc
Preliminary Audited Results for the Year Ended 31 December 2007
Consolidated Statement of Recognised Income and Expense

	2007	2006
	£000	£000
Exchange differences on translation of foreign operations	**(1,445)**	(3,847)
Actuarial (losses)/gains on defined benefit pension schemes (net of related deferred tax and exchange rate movements)	**(4,250)**	7,827
Profit on cash flow hedge	**45**	226
Tax on items taken directly to equity (excluding pensions)	**(602)**	(1,923)
Net (expense)/income recognised directly in equity	**(6,252)**	2,283
Transfer to profit and loss on cash flow hedges	**(154)**	(28)
Profit for the year	**41,235**	39,608
Total recognised income and expense for the year	**34,829**	41,863

Notes:

1. Segmental analysis

(a) Revenue by division

	2007 External revenue £000	2007 Internal revenue £000	2007 Total £000	2006 External revenue £000	2006 Internal revenue £000	2006 Total £000
Aircraft & Vehicle Systems	**99,993**	**5,856**	**105,849**	93,907	3,423	97,330
Information & Power Systems	**126,623**	**11,062**	**137,685**	120,517	8,964	129,481
Tactical & Sonar Systems	**186,274**	**5,939**	**192,213**	162,616	11,813	174,429
Eliminations	**-**	**(22,857)**	**(22,857)**	-	(24,200)	(24,200)
Consolidated revenue	**412,890**	**-**	**412,890**	377,040	-	377,040

(b) Profit by division

	2007 £000	2006 £000
Aircraft & Vehicle Systems	**16,070**	13,190
Information & Power Systems	**19,645**	19,333
Tactical & Sonar Systems	**27,206**	24,986
Headline operating profit	**62,921**	57,509
Amortisation of intangibles arising on acquisition (see 1 (c))	**(3,915)**	(3,562)
Profit from operations	**59,006**	53,947
Investment revenue	**1,092**	4,939
Finance costs	**(3,500)**	(3,874)
Profit before tax	**56,598**	55,012

(c) Amortisation of intangibles arising on acquisition

	2007 £000	2006 £000
Aircraft & Vehicle Systems	**564**	505
Information & Power Systems	**75**	174
Tactical & Sonar Systems	**3,276**	2,883
	3,915	3,562

(d) Capital expenditure, additions to intangibles, depreciation and amortisation

	Capital expenditure and additions to intangibles (excluding goodwill)		Depreciation and amortisation	
	2007	2006	**2007**	2006
	£000	£000	**£000**	£000
Aircraft & Vehicle Systems	**4,460**	4,579	**1,684**	3,697
Information & Power Systems	**4,963**	2,142	**2,936**	2,930
Tactical & Sonar Systems	**4,635**	2,992	**6,567**	5,439
Total	**14,058**	9,713	**11,187**	12,066

The 2007 depreciation and amortisation expense includes £5,467,000 of amortisation charges (2006: £6,536,000) and £5,720,000 of property, plant and equipment depreciation charges (2006: £5,530,000).

(e) Total assets by division

	2007	2006
	£000	£000
Aircraft & Vehicle Systems	**99,879**	80,857
Information & Power Systems	**71,473**	68,656
Tactical & Sonar Systems	**153,397**	129,684
	324,749	279,197
Unallocated	**43,436**	41,023
Consolidated total assets	**368,185**	320,220

Unallocated assets represent deferred tax assets, derivatives at fair value and cash and cash equivalents.

(f) Total liabilities by division

	2007	2006
	£000	£000
Aircraft & Vehicle Systems	**30,362**	36,032
Information & Power Systems	**45,682**	40,296
Tactical & Sonar Systems	**53,004**	46,792
	129,048	123,120
Unallocated	**97,243**	79,709
Consolidated total liabilities	**226,291**	202,829

Unallocated liabilities represent derivatives at fair value, tax payables, deferred tax liabilities, retirement benefit obligations and bank loans.

(g) Revenue by destination

	2007 £000	2006 £000
United Kingdom	**171,729**	150,645
Continental Europe	**43,556**	35,700
Canada	**17,788**	16,022
USA	**154,032**	144,506
Rest of world	**25,785**	30,167
	412,890	377,040

(h) Other information (by geographic location)

	Total assets		**Additions to property, plant & equipment and intangible assets (excluding acquisitions)**	
	2007 £000	2006 £000	**2007 £000**	2006 £000
United Kingdom	**168,529**	146,564	**9,340**	6,089
North America	**156,220**	132,633	**4,718**	3,624
	324,749	279,197	**14,058**	9,713

2. Additional performance measures

To present the headline profitability of the Group on a consistent basis year-on-year, additional performance indicators have been used. These are calculated as follows:

	2007	2006
	£000	£000
Profit from operations	**59,006**	53,947
Amortisation of intangibles arising on acquisition	**3,915**	3,562
Headline operating profit	**62,921**	57,509
Profit before tax	**56,598**	55,012
Loss/(profit) on fair value movements on derivatives	**556**	(3,659)
Amortisation of intangibles arising on acquisition	**3,915**	3,562
Headline profit before tax	**61,069**	54,915
Cash generated by operations	**66,249**	66,414
Purchase of property, plant and equipment	**(8,569)**	(4,759)
Proceeds on disposal of property, plant and equipment	**-**	34
Expenditure on product development and other intangibles	**(5,489)**	(4,676)
Purchase of Long-Term Incentive Plan shares	**-**	(513)
Operating cash flow	**52,191**	56,500

Headline operating profit has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. To maintain a consistent presentation of financial performance over the longer term, this charge has been excluded from headline operating profit. Headline profit before tax and headline earnings per share are also presented before the amortisation of intangible assets arising on acquisition.

IAS 39 requires the Group to 'fair value' the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating headline profit before tax and headline earnings per share before changes in the valuation of these instruments so that the headline operating performance of the Group can more clearly be seen.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow, rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

3. Other operating income

	2007 £000	2006 £000
Foreign exchange gains	5,050	1,505
	5,050	1,505

4. Other operating expenses

	2007 £000	2006 £000
Amortisation of development costs	949	2,234
Foreign exchange losses	43	753
	992	2,987

5. Investment revenue

	2007 £000	2006 £000
Bank interest	791	1,216
Fair value movement on derivatives	-	3,659
Retirement benefit scheme finance income	301	64
	1,092	4,939

6. Finance costs

	2007 £000	2006 £000
Amortisation of finance costs of debt	71	65
Interest payable on bank loans and overdrafts	3,025	3,835
Interest payable on finance leases	2	2
Transfers from equity on cash flow hedges	(154)	(28)
Total borrowing costs	2,944	3,874
Fair value movement on derivatives	556	-
	3,500	3,874

7. Tax

	2007 £000	2006 £000
Current tax		
United Kingdom	7,510	7,812
Overseas	7,939	5,190
	15,449	13,002
Deferred tax		
United Kingdom	(649)	1,118
Overseas	563	1,284
	(86)	2,402
Total	15,363	15,404

8. Dividends

	2007 £000	2006 £000
Final dividend for the year ended 31 December 2006 of 12.6p (2005:10.7p) per share	**8,463**	7,150
Interim dividend for the year ended 31 December 2007 of 6.7p (2006:5.9p) per share	**4,515**	3,952
	12,978	11,102
Proposed final dividend for the year ended 31 December 2007 of 14.5p (2006:12.6p) per share	**9,792**	8,450

The 2007 proposed final dividend was approved by the Board after 31 December 2007 and has not been included as a liability as at 31 December 2007.

9. Earnings per share

	2007 pence	2006 pence
Basic headline (see below)	**65.4**	58.4
Diluted headline (see below)	**65.0**	57.9
Basic	**60.9**	58.8
Diluted	**60.5**	58.3

The calculation of the basic, headline and diluted earnings per share is based on the following data:

	2007 £000	2006 £000
Earnings		
Earnings for the purposes of earnings per share being profit for the period from continuing operations	**41,235**	39,608
Headline earnings		
Profit for the period from continuing operations	**41,235**	39,608
Loss/(profit) on fair value movements on derivatives (net of tax)	**492**	(2,616)
Amortisation of intangibles arising on acquisition (net of tax)	**2,576**	2,349
Earnings for the purposes of headline earnings per share	**44,303**	39,341

See note 2 for an explanation of the adjustments to earnings

	Number of shares	Number of shares
The weighted average number of shares is given below:		
Number of shares used for basic earnings per share	**67,714,368**	67,421,160
Number of shares deemed to be issued at nil consideration following exercise of share options	**434,033**	529,555
Number of shares used for fully diluted earnings per share	**68,148,401**	67,950,715

10. Inventories

	2007 £000	2006 £000
Raw materials and consumables	**26,523**	18,029
Work in progress	**12,804**	9,323
Finished goods and goods for resale	**3,090**	1,846
	42,417	29,198

11. Trade and other receivables

	2007 £000	2006 £000
Trade receivables	**52,059**	52,783
Provisions against receivables	**(527)**	(640)
Net trade receivables	**51,532**	52,143
Amounts due from contract customers	**21,475**	23,072
Derivatives at fair value	**5,383**	4,172
Other receivables	**3,233**	1,876
Prepayments and accrued income	**2,603**	2,336
	84,226	83,599

12. Trade and other payables

Amounts included in current liabilities	2007 £000	2006 £000
Trade payables	**42,929**	37,868
Amounts due to contract customers	**24,552**	29,176
Derivatives at fair value	**3,503**	1,627
Other payables	**15,178**	12,830
Accruals and deferred income	**32,231**	28,734
	118,393	110,235

Amounts included in non-current liabilities:	2007 £000	2006 £000
Other payables	**255**	541
Accruals and deferred income	**575**	617
	830	1,158

13. Provisions

	Warranties £000	Contract related provisions £000	Total £000
At 1 January 2007	7,899	5,385	13,284
Created	278	2,421	2,699
Utilised	(1,485)	(1,509)	(2,994)
Exchange differences	87	198	285
At 31 December 2007	**6,779**	**6,495**	**13,274**
Included in current liabilities	5,606	5,038	10,644
Included in non-current liabilities	1,173	1,457	2,630
	6,779	**6,495**	**13,274**

14. Retirement benefit schemes

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit retirement schemes is as follows:

	2007 £000	2006 £000
Fair value of scheme assets	**127,636**	119,675
Present value of scheme liabilities	**(168,026)**	(154,818)
Scheme deficit	**(40,390)**	(35,143)
Related deferred tax asset	**11,284**	10,543
Net pension liability	**(29,106)**	(24,600)

15. Cash flow information

	2007 £000	2006 £000
Profit from operations	**59,006**	53,947
Adjustments for:		
Depreciation of property, plant and equipment	**5,720**	5,530
Amortisation of intangible assets	**5,467**	6,258
Cost of equity settled employee share schemes	**1,186**	648
Increase/(decrease) in post employment benefit obligation	**797**	(259)
Loss on disposal of property, plant and equipment	**31**	21
(Decrease)/increase in provisions	**(312)**	2,553
Operating cash flow before movements in working capital	**71,895**	68,698
Increase in inventories	**(12,055)**	(3,419)
Decrease/(increase) in receivables	**6,116**	(6,929)
Increase in payables	**293**	8,064
Cash generated by operations	**66,249**	66,414
Income taxes paid	**(13,723)**	(13,032)
Interest paid	**(2,968)**	(3,832)
Net cash from operating activities	**49,558**	49,550

Reconciliation of net movement in cash and cash equivalents to movements in net debt

	2007 £000	2006 £000
Net increase/(decrease) in cash and cash equivalents	**729**	(12,879)
Cash (inflow)/outflow from (increase)/decrease in debt and finance leasing	**(6,535)**	36,348
Change in net debt arising from cash flows	**(5,806)**	23,469
Amortisation of finance costs of debt	**(71)**	(65)
Translation differences	**(1,202)**	3,709
Movement in net debt in the year	**(7,079)**	27,113
Net debt at start of year	**(7,164)**	(34,277)
Net debt at end of year	**(14,243)**	(7,164)

Net debt comprised the following:

	2007 £000	2006 £000
Cash and cash equivalents	**27,419**	25,628
Bank loans	**(41,608)**	(32,722)
Obligations under finance leases included in current liabilities	**(25)**	(22)
Obligations under finance leases included in non-current liabilities	**(29)**	(48)
	(14,243)	(7,164)

Cash and cash equivalents comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

16. Five year review

	UK GAAP restated 2003 £m	IFRS 2004 £m	2005 £m	2006 £m	**2007 £m**
Revenue					
Aircraft & Vehicle Systems	79.9	76.6	84.4	93.9	**100.0**
Information & Power Systems	95.5	113.7	117.3	120.5	**126.6**
Tactical & Sonar Systems	109.0	120.4	140.7	162.6	**186.3**
Total revenue	284.4	310.7	342.4	377.0	**412.9**
Headline operating profit[1]					
Aircraft & Vehicle Systems	13.9	14.9	15.9	13.2	**16.1**
Information & Power Systems	11.0	15.0	18.1	19.3	**19.6**
Tactical & Sonar Systems	12.6	13.4	17.1	25.0	**27.2**
Total headline operating profit[1]	37.5	43.3	51.1	57.5	**62.9**
Headline margin[1]	13.2%	13.9%	14.9%	15.3%	**15.2%**
Profit before tax	34.4	40.1	40.7	55.0	**56.6**
Profit after tax	20.4	29.2	29.4	39.6	**41.2**
Operating cash flow[2]	48.3	46.9	53.8	56.5	**52.2**
Free cash before dividends, acquisitions and financing[3]	35.7	36.0	38.1	40.9	**36.3**
Net debt at year-end[4]	(30.3)	(24.1)	(34.3)	(7.2)	**(14.2)**
Headline earnings per share (p)[5]	38.2	43.7	50.7	58.4	**65.4**
Dividends per share (p)[6]	12.3	13.8	15.9	18.5	**21.2**
Average employee numbers	2,505	2,678	2,880	2,989	**3,054**

Notes:
1. Before amortisation of goodwill and amortisation of intangibles arising on acquisition.
2. Cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.
3. Free cash flow before dividends, acquisitions and financing has been adjusted to include the purchase of Long-Term Incentive Plan shares, which are included in financing activities.
4. Bank overdrafts and loans less cash and cash equivalents.
5. Before goodwill amortisation and amortisation of intangibles arising on acquisition and fair value movement on derivatives.
6. Represents dividends per share on a dividends declared basis.

17. The financial information set out above, prepared in accordance with IFRS, does not constitute the Company's statutory accounts for the years ended 31 December 2007 or 2006, but is derived from those accounts. Statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237 (2) or (3) Companies Act 1985.

The preliminary announcement has been prepared on the basis of the accounting policies as stated in the financial statements for the year ended 31 December 2006. Whilst the financial information included in the preliminary announcement has been completed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The company expects to publish full financial statements that comply with IFRS on 28 March 2008 (see note 18 below).

18. Copies of the annual report will be sent to shareholders in due course and will also be available from the Company's registered office at 417 Bridport Road, Greenford, Middlesex, UB6 8UA. The report will also be available on the Company's website: www.ultra-electronics.com.

ULTRA ELECTRONICS

press information

Embargoed until 0700 17 March 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires Canadian signalling and communications business for US$22m

Ultra announces the acquisition, subject to regulatory approvals, of Magneto Inductive Systems Ltd ("MISL") of Canada and the USA for an initial consideration of US$22m. In addition, a minority share of incremental margin will be paid to the vendors if certain growth targets are met over the next four years.

MISL is a rapidly growing business employing 50 people between its Canadian and US operations. MISL's head office and development centre is based in Jeddore, very close to Ultra's existing Maritime Systems business in Halifax, Nova Scotia, of which it will become part. MISL also has a production facility in San Bernardino, CA.

MISL makes magneto inductive guidance, signalling and communications equipment. These systems can operate not only through air but also through water, sediment, rock and most man-made structures that radio and acoustic systems can not penetrate. MISL's systems are also highly resistant to conventional countermeasures, such as jamming and scanning.

This niche technology can be used to initiate controlled detonations, often through line-of-sight obstructions. One application is in systems used to deal with Improvised Explosive Devices (IEDs) or roadside bombs. MISL has recently been awarded a contract, with an undisclosed value, by the US Army for such equipment. This underpins the continuing development of the business.

MISL's technology for the remote control of explosive devices is also applicable in commercial markets such as rock blasting for mining and mineral extraction. Other applications of MISL's technology include communication systems for emergency services and first responders who may have to deal with incidents underground or in other locations where conventional communication systems are ineffective.

The acquisition of MISL will be financed using Ultra's existing facilities and is expected to be earnings accretive in 2008. The closing of the transaction is expected to occur within 60 days.

Douglas Caster, Ultra's Chief Executive, commented:
"I am pleased to see MISL join the Group. MISL has highly differentiated technology that addresses a real and growing customer need – as such, MISL fits the Ultra pattern. I am confident that MISL will continue its rapid growth as part of the Group's Maritime Systems business."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ELECTRONICS

press **information**

Embargoed until 0700 7 April 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA WINS $80M US BATTLESPACE IT SYSTEM CONTRACTS

Ultra announces that is has been awarded contracts in the US for battlespace IT systems valued at up to US$80m.

Ultra's Advanced Tactical Systems business, based in Austin, Texas has been awarded a contract by the US Navy worth US$23m relating to its Air Defense Systems Integrator (ADSI)® real-time, command and control system. The 'indefinite delivery, indefinite quantity', firm fixed price contract covers the provision of systems and associated technical services, including development. The contract contains options which, if exercised, would bring its total value to US$50m with a completion date of March 2012.

Ultra's Tactical Communication Systems business, based in Montreal, Canada, has been awarded a separate contract valued at US$30m to supply enhanced tactical radios to the US Army. The contract has been awarded by the Canadian Commercial Corporation acting on behalf of the US Department of Defense. Ultra will supply upgraded versions of its High Capacity Line of Sight (HCLOS) radios that already form the core of the wideband tactical radios system used by US armed forces engaged in land operations. The contract is for radios and associated equipment for the US Army's Warfighter Information Network – Tactical (WIN-T) programme.

Douglas Caster, Ultra's Chief Executive, commented:
"These contracts underpin Ultra's position as a strategic supplier of world-leading battlespace IT systems. Ultra is expert in the supply of robust tactical data link networks that work reliably under the most demanding circumstances in critical operational environments. ADSI is a prime example of such systems. WIN-T is a major programme to enhance US military communications capabilities and I am pleased that Ultra's well-proven high capacity radios are a key part of it."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

press **information**

Embargoed until 0700 18 April 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA ACQUIRES US UNDERWATER ACOUSTIC TRANSDUCER SPECIALIST

Ultra announces the acquisition, subject to regulatory approvals, of Harris Acoustic Products ("Harris") from Channel Technologies, Inc. for a cash consideration of approximately US$7 million.

Harris specialises in the design, supply and support of submarine acoustic transducers and arrays. The transducers create the acoustic pulse, or 'sonar ping', in the water and receive the resulting echo return from potential targets. Multiple transducers are assembled by Harris into arrays to allow higher power acoustic pings and an improved directional capability of the sonar system

Harris employs about 40 staff and is based in Walpole, MA, USA. Ultra's existing Ocean Systems business, based in Braintree, MA also supplies underwater acoustic transducers and arrays and is located about 20 miles away. Harris will become part of the Ocean Systems business.

Harris supplies a range of transducers and sensors installed in the Virginia class of nuclear submarine, which is in series production for the US Navy by Electric Boat, a General Dynamics business. Harris transducers are also broadly used in mine hunting sonar systems.

The acquisition of Harris will be financed using Ultra's existing facilities and is expected to be earnings accretive after integration. On a pro-forma basis, Harris would have generated revenue of about US$9 million in the year ending 31 December 2007.

Douglas Caster, Ultra's Chief Executive, commented:
"I am pleased that we have been able to acquire Harris as a bolt-in acquisition for Ocean Systems. Ultra has great strengths in a number of different underwater acoustic market niches, including anti-submarine warfare, torpedo defence, sonar systems and submarine communications. Ultra's position in these specialist market sectors is further strengthened by the addition of the Harris product designs and the positions they hold on long-term programmes."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

Ultra ELECTRONICS

press information

Embargoed until 0700 25 April 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Management Statement

Ultra is today publishing its first Interim Management Statement in accordance with rule 4.3 of the Disclosure and Transparency Rules of the UK Listing Authority. It relates to the period from the start of January to date. Ultra's Annual General Meeting will be held today at 10.00 a.m.

Conditions in Ultra's markets remain beneficial as noted on 25 February 2008 at the time of the preliminary announcement of the Group's 2007 results. Ultra's broad portfolio and spread of niche market positions continue to underpin the Group's performance.

Trading in the year to date has been encouraging and in line with the Board's expectations.

- The Group announced two acquisitions in the period, Magneto Inductive Systems Limited ($22m) and Harris Acoustics ($7m). Completion of both these acquisitions is expected by the end of June. Ultra is still actively targeting companies that have a proven track record and that can bring enhanced value to the Group.

- The Group won further significant orders in the period. These included a $23m contract to supply ADSI command and control systems to the US Navy and an order for enhanced tactical radios for the US Army valued at $30m.

- Ultra's civil and military aircraft system development programmes are progressing satisfactorily and the delays announced in respect of some of these platforms will not materially impact Ultra's 2008 results.

- Results from the Group's businesses are encouraging and in particular, Ultra's strategic focus on battlespace IT is yielding benefits with good operational performance in the year to date in those businesses.

Ultra's balance sheet remains strong and there have been no significant changes in the financial position of the Group since that reported as at 31 December 2007, other than the acquisitions noted above which were funded through an increase in bank borrowings.

Demand in all of Ultra's main markets remains strong and the size of available budgets gives significant headroom for further growth. The Group's order book gives Ultra its customary level of visibility and reflects its position on a wide range of international platforms and programmes. The Board is confident that Ultra's performance in the first half will be in line with expectations and that the Group will continue to make good progress in 2008.

\- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Dr Julian Blogh, Chairman www.ultra-electronics.com
Douglas Caster, Chief Executive information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis/James White

Cautionary Statement:

This announcement contains forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could, is confident, or other words of similar meaning. Undue reliance should not be placed on any such statements because they speak only as at the date of this document and, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Ultra's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. There is a number of factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are, increased competition, the loss of or damage to one or more key customer relationships, changes to customer ordering patterns, delays in obtaining customer approvals for engineering or price level changes, the failure of one or more key suppliers, the outcome of business or industry restructuring, the outcome of any litigation, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in raw material or energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, or the key timing and success of future acquisition opportunities or major investment projects.
Ultra undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ELECTRONICS

press **information**

Embargoed until 0700 27 May 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra completes acquisition of MISL for US$22m

Ultra announces that it has completed the acquisition, originally announced on 17 March, of Magneto Inductive Systems Ltd ("MISL") of Canada and the USA. The initial consideration for the acquisition was US$22m. In addition a minority share of incremental profits over the current level will be paid to the vendors if certain growth targets are met over the next four years. The closing of the acquisition followed the successful completion of US regulatory review and approvals

MISL, which will be integrated into Ultra's existing Maritime Systems business in Halifax, Nova Scotia, is a rapidly growing business employing 50 people in Canada and at its production facility in San Bernardino, CA. Maritime Systems is part of the Group's Tactical & Sonar Systems division.

MISL makes magneto inductive guidance, signalling and communications equipment. These systems can operate not only through air but also through water, sediment, rock and most man-made structures that radio and acoustic systems can not penetrate. MISL's systems are also highly resistant to conventional radio countermeasures, such as jamming and scanning.

The acquisition of MISL is being financed using Ultra's existing facilities and is expected to be earnings neutral in 2008 after integration and finance costs.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ULTRA ELECTRONICS

press information

Embargoed until 0700 27 May 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra completes acquisition of Harris

Ultra announces that it has completed the acquisition, originally announced on 18 April, of Harris Acoustic Products ("Harris") for a cash consideration of US$7m. The closing of the acquisition followed the successful completion of US regulatory review and approvals.

Harris specialises in the design, supply and support of submarine acoustic transducers and arrays. The transducers create the acoustic pulse, or 'sonar ping', in the water and receive the resulting echo return from potential targets. Multiple transducers are assembled by Harris into arrays to allow higher power acoustic transmissions and an improved directional capability of the sonar system. Harris will be integrated into Ultra's existing Ocean Systems business in Braintree, MA, USA, which also specialises in underwater acoustic sensors and systems. Ocean Systems is part of the Group's Tactical & Sonar Systems division.

The acquisition of Harris is being financed using Ultra's existing facilities and is expected to be earnings neutral in 2008 after integration and finance costs.

\- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ELECTRONICS

press information

Embargoed until 0700 2 June 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires US battlespace IT specialist for US$50m

Ultra announces the acquisition, subject to regulatory approvals, of ProLogic, Incorporated ("ProLogic") for an initial cash consideration of US$50 million. In addition, Ultra will pay US$5m as a retention incentive for key staff and a further sum of up to US$8 million will be paid to the vendors if certain growth targets are met over the next three years. On a pro-forma basis, ProLogic's revenue on a full-year basis for 2007 would have been about $50 million with an EBIT margin of about 10%.

ProLogic provides specialised products and solutions for mission-critical enterprise IT, tactical data communication systems and intelligence processing infrastructures, as well as independent IT consulting services to US government customers. ProLogic's core competencies are systems engineering and integration, software development and enterprise engineering & operations.

The company is a leader in the following market niches, for each of which there are fundamental drivers of long-term growth:

- tactical data links
- cryptographic remote rekeying
- advanced battlespace management systems with a focus on geospatial data
- remote and unattended sensor system integration and planning

ProLogic's headquarters is in Fairmont, West Virginia and it operates from twelve locations in thirteen states. The company employs about 300 staff, of which nearly two-thirds hold security clearances of Interim Secret or higher. ProLogic has five facilities which have Top Secret clearance.

The acquisition of ProLogic will be financed using Ultra's existing facilities and is expected to be earnings accretive in 2008. The closing of the transaction is subject to completion of the CFIUS review process and is expected to occur in no later than 30 days.

Douglas Caster, Ultra's Chief Executive, commented:
"I am extremely pleased that we have been able to bring ProLogic into the Group. ProLogic complements Ultra's existing battlespace IT capabilities, strengthens current relationships and brings new customers in the US. There are clear synergies with existing Ultra niches in businesses such as Advanced Tactical Systems, Sonar & Communication Systems and the Group's other battlespace IT companies."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Notes to editors:
Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,100 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

RECEIVED
2008 SEP -9 P 1:33

ULTRA ELECTRONICS

press **information**

Embargoed until 0700 16 June 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra completes acquisition of ProLogic

Ultra announces that it has completed the acquisition, originally announced on 2 June, of ProLogic, Incorporated ("ProLogic") for an initial cash consideration of US$50 million. The closing of the acquisition followed the successful completion of US regulatory review and approvals.

ProLogic provides specialised products and solutions for mission-critical enterprise IT, tactical data communication systems and intelligence processing infrastructures, as well as independent IT consulting services to US government customers. ProLogic's core competencies are systems engineering and integration, software development and enterprise engineering & operations.

The acquisition of ProLogic is being financed using Ultra's existing facilities and is expected to be earnings accretive in 2008.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,500 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; mission-critical enterprise IT systems; tactical data communication systems; intelligence processing infrastructures; independent IT consulting services; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ELECTRONICS

press information

Embargoed until 0700 16 June 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Reorganisation

Ultra announces that Dr. Frank Hope, Managing Director of Ultra's Information & Power Systems division, has announced his intention to leave the Group to develop his career elsewhere.

Consequently, the following organisational changes will take place with immediate effect:

Rakesh Sharma, Managing Director of the Group's Tactical & Sonar Systems division, will move to become the Managing Director of Information & Power Systems. ProLogic, recently acquired by Ultra, will become part of this division, where its synergies with Advanced Tactical Systems can be maximised.

Tactical & Sonar Systems will remain one division for the purposes of financial reporting though management responsibility will be split:

Phil Evans, until now Managing Director of Sonar & Communication Systems, the largest business within the division, will run the 'sonar' elements of the division. These are:

- the Sonar Systems business unit of Sonar & Communication Systems
- Flightline Systems
- Ocean Systems
- USSI, which now has management responsibility for Audiopack

Alan Barker, until now President of Tactical Communication Systems, will be responsible for the 'communications' parts of the division. These are:

- the Communications & Integrated Systems business unit of Sonar & Communication Systems
- Criticom
- DNE Technologies
- Maritime Systems
- Tactical Communication Systems

Both Phil Evans and Alan Barker will join the Group's Executive Team. Aircraft & Vehicle Systems, run by Alan Jan-Janin, is unaffected by these changes.

When Frank Hope leaves Ultra, he will not be replaced on the Board, which will then comprise four Non-Executive Directors and three Executive Directors.

Douglas Caster, Chief Executive of Ultra, commented:
"I would like to express my own and the Board's appreciation for Frank's contribution to the Group over the last 14 years and I wish him well for the future."

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis

Notes to editors

Following the changes announced in this press release, the membership of the Ultra Board will be:

Dr. Julian Blogh, Chairman
Andrew Walker, Non-Executive Director
Chris Bailey, Non-Executive Director
Ian Griffiths, Non-Executive Director
Douglas Caster, Chief Executive
David Jeffcoat, Group Finance Director
Andy Hamment, Group Marketing Director

The membership of Ultra's Executive Team will be:

Douglas Caster, Chief Executive
David Jeffcoat, Group Finance Director
Andy Hamment, Group Marketing Director
Rakesh Sharma, Managing Director, Information & Power Systems
Alan Jan-Janin, Managing Director, Aircraft & Vehicle Systems
Phil Evans, Managing Director, Sonar & Undersea Systems
Alan Barker, President, Communication Systems
Keith Thomson, Group Human Resources Director

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,500 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; mission-critical enterprise IT systems; tactical data communication systems; intelligence processing infrastructures; independent IT consulting services; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ELECTRONICS

press **information**

Embargoed until 0700 7 July 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra awarded contracts totalling US$100m for battlespace IT radios

Ultra announces that its Tactical Communication Systems business in Montreal, Canada has won US Army contracts since the start of 2008 with a total value of US$100m. Ultra is supplying upgraded versions of its High Capacity Line of Sight (HCLOS) radios that already form the core of the wideband tactical radios system used by US armed forces engaged in land operations. The awards have been made by the Canadian Commercial Corporation acting on behalf of the US Department of Defense.

Ultra is the first company to have delivered high capacity, software-defined radios for the tactical military environment. Ultra's HCLOS radios and associated equipment are key elements of the US Army's transformation, through its WIN-T programme, of its battlespace information management process. They provide a data highway in the Army's communication system and are a vital component of the wide area network for voice and data transmission between the various command levels in land forces.

Ultra's radio communication systems provide secure battlefield trunk telephone and high-capacity data telecommunication services to link battlefield commanders and their combat forces. They accommodate the increasing need for data-based communications, including email and near-real-time video transmissions, in addition to voice communications.

Douglas Caster, Chief Executive of Ultra, commented:
"I am very pleased with the recognition, through contract awards, of the excellent, innovative tactical communications solutions supplied by Ultra. The Group continues to enhance the capabilities of the battlespace IT products it supplies to the US and other armed forces around the world. WIN-T is a major programme to enhance US military communications capabilities and I am pleased that Ultra's well-proven high capacity radios are a key part of it."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,500 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems; armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; mission-critical enterprise IT systems; tactical data communication systems; intelligence processing infrastructures; independent IT consulting services; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ULTRA ELECTRONICS

press information

Embargoed until 0700 7 July 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Awarded Gulfstream G650 Landing Gear Control Contract

Ultra is pleased to announce that its Controls business, based in Greenford and Cambridge in the UK, has been awarded a contract by Gulfstream Aerospace to develop and supply the landing gear control system for the all new Gulfstream G650 business jet.

The contract is for a system that senses and manages the position of the aircraft landing gear and landing gear doors and is similar to systems that Ultra already provides to other aircraft manufacturers. Over the term of the G650 production programme the contract is expected to be worth in excess of £10m.

Each system will comprise a central controller and thirty sensors, with the sensors being supplied by Goodrich Aerospace of Vergennes, Vermont, USA.

The G650 is a completely new aircraft that was publicly launched by Gulfstream Aerospace of Savannah, Georgia on 13 March this year, following which it has received a very positive response from the marketplace.

The aircraft will enter service in 2012 and will be the largest, longest-range and fastest business jet that Gulfstream has produced. At its high speed (Mach 0.90) cruise it will transport its passengers from London to Los Angeles. At a slightly slower speed (Mach 0.85) it will be able to fly even further, for instance from London to Buenos Aires.

Douglas Caster, Chief Executive of Ultra, commented:
"Ultra is very pleased to be providing the landing gear control system for Gulfstream's new G650 business jet. This award broadens still further the range of high integrity systems that Ultra supplies for civil aircraft. We note initial press reports that Gulfstream has received extremely strong interest in the aircraft since its launch and are confident that Ultra's investment in this programme will be a good one"

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Further information about Ultra:

Ultra Electronics is a group of specialist advanced technology businesses that design, manufacture and support electronic and electromechanical systems, sub-systems and products for defence, security, aerospace and transport applications worldwide.

Ultra, which employs 3,500 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft system test equipment; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and crisis information management systems.

Information & Power Systems including command and control systems equipment; mission-critical enterprise IT systems; tactical data communication systems; intelligence processing infrastructures; independent IT consulting services; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion; signature management of naval vessels; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems, multiplexers and switches; secure video-conferencing systems; voice and magneto-inductive communication systems; tactical data links; cryptographic equipment; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

ULTRA ELECTRONICS

press **information**

Embargoed until 0700 28 July, 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Wins Lift Fan Ice Protection Equipment Contract for Joint Strike Fighter

Ultra announces that its Controls business, based in Greenford and Cambridge in the UK, has been awarded a further contract by Pratt & Whitney, US, to develop key elements of the Lift Fan Ice Protection System (LFIPS) for the vertical lift fan fitted to the STOVL versions of the Lockheed Martin F-35 Joint Strike Fighter (JSF). The contract also covers a further development of the F-135 Engine Ice Protection System (EIPS) controller announced in 2006. The contract is valued at about $21million.

Ultra will undertake the complete development of the LFIPS electronic controller, which will provide electro-thermal ice protection to the JSF lift fan. It is anticipated that this development contract will lead to further contracts that will cover the production phases of the programme.

The lift fan is a mechanically driven fan located just behind the aircraft cockpit which, in combination with the main engine, delivers vertical thrust for the Short Take-Off and Vertical Landing (STOVL) variant of the JSF. Around 30% of the JSF production volumes are expected to be the STOVL variant with the remainder being Conventional Take-Off and Landing (CTOL) and Carrier Variant (CV) aircraft. Ultra's EIPS system, however, will be fitted to all JSFs powered by the F-135 engine.

The Pratt & Whitney F-135 engine is the lead propulsion system on the JSF, which will enter service as the Lockheed Martin F-35 Lightning II.

Douglas Caster, Chief Executive of Ultra, commented:
"I am very pleased that Pratt & Whitney has awarded Ultra this additional contract, increasing the Group's involvement on the JSF programme. I am sure that the F-35 Lightning II will be a success, not just in the US but also around the world and Ultra will benefit from those sales. This is a further application of Ultra's world-leading ice protection technology that is also being used on Boeing's new 787 Dreamliner aircraft"

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / Louise Robson

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty one businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.

Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.

Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.

Across the Group's three divisions, the major market sectors in which Ultra operates are:

• battlespace IT, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.

• sonar systems, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.

• civil and military aircraft equipment, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.

• specialist defence equipment, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.

• specialist civil systems and equipment, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

press information

Embargoed until 0700 4 August 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Results for the Six Months to 30 June 2008

FINANCIAL HIGHLIGHTS

	Six months to 30 June 2008	Six months to 30 June 2007	**Change**
Revenue	**£231.9m**	£192.9m	**+20%**
Headline operating profit[1]	**£32.5m**	£27.0m	**+20%**
Headline profit before tax[2]	**£30.4m**	£26.2m	**+16%**
Headline earnings per share[2]	**32.6p**	28.2p	**+16%**
Dividend per share	**8.0p**	6.7p	**+19%**

(1) before amortisation of intangibles arising on acquisition. IFRS profit from operations £28.7m (2007: £25.5m). See Note 4 for reconciliation.
(2) before amortisation of intangibles arising on acquisition and fair value movements on derivatives. IFRS profit before tax £23.2m (2007: £25.8m). Basic EPS 25.2p (2007: 27.8p). See Note 4 for reconciliation.

- Strong Group performance underpinned by broad portfolio of specialist activities
- Organic revenue growth of 16%
- Operating margin* maintained
- Operating cash* conversion of 77%
- Pace of acquisitions increased with four completed in the period for £45m
- Strong balance sheet with headroom for further acquisitions
- Order book of £645m, providing good level of visibility
- Interim dividend per share increased 19%, reflecting the Board's confidence in the Group

Douglas Caster, Chief Executive, commented:
"The strong results for the period demonstrate the success of the Group's strategy of offering a broad portfolio of niche products and services to the defence and civil markets. In addition to significant internal investments in programmes to underpin medium and long-term growth, Ultra has increased the pace of its acquisition process with the purchase of four businesses in the period. Ultra businesses have differentiated positions in growing market niches and these acquisitions all have that characteristic. The Group's balance sheet will support further purchases and the pipeline of potential targets is healthy.

The Group is positioned in high growth market sectors worldwide. With Ultra's proven ability to win new business and to execute contracts effectively, the Board has confidence in the continuing progress of the Group."

* see note on page 3

INTERIM MANAGEMENT REPORT

This Interim Management Report ("IMR") has been prepared solely to provide additional information to enable shareholders to assess Ultra's strategies and the potential for those strategies to be fulfilled. It should not be relied upon by any other party or for any other purpose.

This IMR contains certain forward-looking statements. Such statements are made by the Directors in good faith based on the information available to them at the time of their approval of this report, and they should be treated with caution due to the inherent uncertainties underlying such forward-looking information.

This IMR has been prepared for the Group as a whole and therefore gives greatest emphasis to those matters which are significant to Ultra when viewed as a complete entity.

OVERVIEW

Ultra's performance in the period demonstrated the benefit of having a broad portfolio of niche activities, many of which have grown rapidly. The Group's strong revenue growth combined with a constant operating margin drove the increase in profit in the period. The rate of acquisition investment has increased with £76m expended in the last 12 months, of which £45m has been invested since the start of the year.

FINANCIAL RESULTS

	Six months ended 30 June 2008 £m		Six months ended 30 June 2007 £m		Growth
Order book					
- Aircraft & Vehicle Systems	**195.1**		173.6		+12.4%
- Information & Power Systems	**134.5**		108.2		+24.3%
- Tactical & Sonar Systems	**315.6**		293.0		+7.7%
Total order book		**645.2**		574.8	+12.2%
Revenue					
- Aircraft & Vehicle Systems	**58.9**		49.5		+19.0%
- Information & Power Systems	**66.0**		61.6		+7.1%
- Tactical & Sonar Systems	**107.0**		81.8		+30.8%
Total revenue		**231.9**		192.9	+20.2%
Organic growth					+15.6%
Operating profit*					
- Aircraft & Vehicle Systems	**9.3**		7.7		+20.8%
- Information & Power Systems	**9.3**		9.1		+2.2%
- Tactical & Sonar Systems	**13.9**		10.2		+36.3%
Total operating profit*		**32.5**		27.0	+20.4%
Operating margin*					
- Aircraft & Vehicle Systems	**15.8%**		15.6%		
- Information & Power Systems	**14.1%**		14.8%		
- Tactical & Sonar Systems	**13.0%**		12.5%		
Total operating margin*		**14.0%**		14.0%	
Interest		**(2.1)**		(0.7)	+200.0%
Headline profit before tax*		**30.4**		26.2	+16.0%
Operating cash flow*		**24.9**		16.5	
Cash conversion*		**77%**		61%	
Net debt* at period-end		**53.7**		5.9	
Bank interest cover		**19.5x**		34.4x	
Earnings per share*		**32.6p**		28.2p	+15.6%

* see note on page 3

Note
Throughout this document, the terms ***headline operating profit, headline profit before tax*** *and* ***headline earnings per share*** *have the same meaning as, and are used interchangeably with,* ***operating profit*, profit before tax**** *and* ***earnings per share**** *respectively.*
headline operating profit, operating profit* *and* ***operating margin**** *are before amortisation of intangibles arising on acquisition.*
headline profit before tax* *and* ***earnings per share**** *are before amortisation of intangibles arising on acquisition and fair value movement on derivatives.*
operating cash flow* *is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.*
cash conversion* *is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition.*
net debt* *comprises bank overdrafts and loans less cash and cash equivalents.*

Revenue was 20.2% higher at £231.9m (2007: £192.9m). Organic growth at constant exchange rates was 14.0% and favourable currency effects contributed 1.6%. The remaining growth came from acquisitions.

The exchange rate volatility that has been seen over the past few years reduced in the period. Ultra maintains its policy of hedging forward its foreign currency trading exposure and this has helped reduce uncertainty. Overall, the combined transaction and translation effect in the period was to increase revenue by £3.1m and to reduce operating profit by £1.5m.

Operating profit* increased 20.4% to £32.5m (2007: £27.0m) with the operating margin* being maintained at 14.0%.

Net interest payable was 200% higher at £2.1m (2007: £0.7m) due mainly to higher borrowings through the period as a result of increased acquisition spending.

Headline profit before tax was £30.4m (2007: £26.2m), an increase of 16.0%.

The profit impact of the fair value movement on derivatives and the amortisation of intangibles arising on acquisition was a charge of £7.2m (2007: £0.4m). Compared to 2007, the amortisation of intangibles arising on acquisition was £2.3m higher in the period, reflecting the eight acquisitions made by the Group since July 2007. The difference in the fair value of derivative instruments compared to June 2007 was £4.5m. Reported profit after tax reduced by 8.5% to £17.2m (2007: £18.8m).

There was a reduction in the Group's effective tax rate from 27.1% to 26.0% in the period, reflecting the tax benefits of acquisitions in the USA and an associated increase in borrowings in that country. Reflecting this reduced tax rate, earnings per share* increased 15.6% to 32.6p (2007: 28.2p).

Operating cash conversion* was 77%. The Group's customary focus on cash management has resulted in reduced inventory compared to the start of the period. The Group continues to invest cash in the Boeing 787 and Airbus A400M aircraft programmes which will contribute to growth in the medium and long term. There was a total company-funded cash investment of £15.4m (2007: £14.0m) on new product and business development, of which £1.8m was capitalised (2007: £2.5m) as an intangible asset.

Net debt* at the end of the period was £53.7m compared to £14.2m at the end of 2007. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 20 times by operating profit*.

The proposed interim dividend is 8.0p, an increase of 19%, higher than the 16% increase in earnings per share*. The dividend will be paid on 26 September to shareholders on the register on 22 August 2008.

The order book at the end of the period was £645.2m, an increase of 12.2% over the value at the same time last year.

* see note on page 3

ACQUISITIONS

Ultra made four acquisitions in the first half of 2008; Magneto Inductive Systems Limited ("MISL"), Harris Acoustics ("Harris"), Graytronics Ltd ("Graytronics") and ProLogic, Incorporated ("ProLogic"). They have enhanced the Group's portfolio of offerings and each one has the strong position in a growing niche market that is typical of Ultra businesses. The total cash consideration in the period for acquisitions was £45.4m including expenses, financed using Ultra's existing facilities. The combined revenue of the four acquisitions on a full-year basis for 2007 would have been about £38m. Their contribution to the Group's performance in the first half of 2008 was not material.

- MISL, based in Nova Scotia, Canada, designs, supplies and supports magneto inductive guidance, signalling and communications equipment. It is part of Maritime Systems in the Group's Tactical & Sonar Systems division.

- Harris, based in Massachusetts, US, specialises in the design, supply and support of submarine acoustic transducers and arrays. It is now part of Ultra's Ocean Systems business, also within the Group's Tactical & Sonar Systems division.

- Graytronics is a small business that specialises in the supply of marine intercom systems for customers that include the UK MoD, US Coastguard, British Petroleum and the Royal National Lifeboat Institution. Graytronics has been relocated to become part of the SML business near Southampton in Ultra's Information & Power Systems division.

- ProLogic, operating in various states in the US, provides specialised products and solutions for mission-critical enterprise IT, tactical data communication systems and intelligence processing infrastructures, as well as independent IT consulting services to US government customers. ProLogic is now part of Ultra's Information & Power Systems division.

ORGANISATIONAL CHANGES

In the period it was announced that Dr. Frank Hope, Managing Director of Ultra's Information & Power Systems division, would be leaving the Group. When he leaves Ultra, he will not be replaced on the Board, which will then comprise four Non-Executive Directors and three Executive Directors.

OPERATIONAL REVIEW

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 19% to £58.9m compared to £49.5m in 2007 and operating profit* increased 21% to £9.3m (2007: £7.7m). These results include contributions from Atkins and BCF Designs, both acquired late in 2007. The division's order book at the end of the period was £195.1m (2007: £173.6m).

Revenue growth in the period was driven by solid demand across the division's businesses. Profit growth also reflected efficiencies achieved in all areas of activity.

Highlights of the division's performance in the period that will underpin continuing growth included:

- selection by Gulfstream to supply the landing gear extension and retraction control system for its new G650 business jet

* see note on page 3

- good progress, technically and commercially, on the system development programmes for the Boeing 787, Airbus A400M and F-35 JSF aircraft programmes

- continuing strong demand for Ultra's advanced hand controls for weapon stations on a number of US military vehicles

Information & Power Systems

Revenue in Information & Power Systems grew by 7% to £66.0m compared to £61.6m in the previous year. Operating profit* was £9.3m (2007: £9.1m). The order book at the end of the period had increased by 24% to £134.5m (2007: £108.2m).

Revenue and profit growth were suppressed by delays in the placing of some platform-driven orders and by the lead time required to execute such contracts. The division's order book together with the integration of ProLogic should underpin an improved performance in the second half of the year.

Features of the division's performance in the period that will support continuing growth included:

- an increased level of demand for ADSI, Ultra's real-time command and control system, including market interest in new derivatives of ADSI

- the award of further contracts for transit system trackside power equipment supporting the improvement of London's transport infrastructure

- winning contracts to supply advanced airport IT systems at Hongqiao in China, Indianapolis in the US and at various airports in South Africa

Tactical & Sonar Systems

Revenue in Tactical & Sonar Systems increased by 31% to £107.0m (2007: £81.8m) and operating profit* rose 36% to £13.9m (2007: £10.2m). These results include the contributions from Criticom and Telemus, both acquired during 2007. The closing order book was £315.6m (2007: £293.0m).

Many of the Group's specialist activities in the battlespace IT sector are in this division and strong demand, especially from US forces for communications equipment and tactical radio systems, drove the revenue and profit performance in the period. Deliveries of Ultra's traditional sonobuoy products to international customers also made a good contribution to growth.

Growth in future years will be underpinned as a result of the following events in 2008:

- excellent order intake for the Group's advanced line-of-sight tactical radios

- the award of contracts for high grade cryptographic equipment on behalf of government agencies in both the US and the UK

- an enhanced level of customer take-up of Ultra's new PacketAssure communications service delivery manager product

MARKET CONDITIONS

Defence expenditure worldwide is being sustained by the continuing high level of international tension. The global nature of the threats continues to drive expenditure on those capabilities that

* see note on page 3

allow the projection of military effects and the protection of personnel around the world. A key part of modern warfare and counter-terrorism is the maintenance of information superiority. This in turn drives continued strong demand for battlespace IT equipment that can provide enhanced communications bandwidth and capacity. While it is planned that current military operations will be scaled down in the medium term, this is unlikely to be a quick process. It is anticipated that there will then be a period of rebuilding the systems and equipment base that has been eroded by years of high intensity operations. Ultra is well placed to win further work in the medium term to satisfy these operational requirements.

In the civil aerospace sector, both Boeing and Airbus have long order books which continue to grow and their aircraft build rates are planned to increase steadily for the next few years. There is also strong demand for business jets to enhance the speed and convenience of travel for corporate executives and high net worth individuals. Demand for integrated airport IT systems is underpinned by the continuing need to upgrade airports and to increase passenger capacity. Ultra is well positioned to benefit from the demand in these market sectors.

Investment is increasing in the UK rail transit system infrastructure, driven partly by the 2012 London Olympic Games, benefiting Ultra's trackside power equipment business. In the UK and around the world, continuing security concerns are resulting in further expenditure on surveillance solutions. In the UK the strategic need to maintain independent energy supplies is driving increased investment in civil nuclear power generation, a market in which Ultra has niche capabilities in the supply of high integrity control systems and the associated specialist sensors.

RISKS AND UNCERTAINTIES

The risks and uncertainties that may impact Ultra's ability to deliver further growth of shareholder value were discussed in some depth on pages 19 to 21 of the Group's Annual Report and Accounts for 2007, available for download at www.ultra-electronics.com. It is considered that these still remain the most likely areas of potential risk and uncertainty. The robust business strategies that Ultra uses to manage and mitigate those risks and uncertainties were also discussed.

In the first half of 2008 conditions in financial markets have become more difficult with a consequent impact on consumer confidence. Ultra's business is, in the main, driven by long-term programmes which are unaffected by short-term perturbations in credit markets and consumer spending.

PROSPECTS

Ultra has a broad range of differentiated offerings specified on an increasing list of international platforms and programmes. This spreads risk and gives resilience to the Group's overall performance. Ultra is positioned at all levels in the supply chain, selling to governments and to most of the world's major defence and aerospace prime contractors. The Group's activities are market-led with a flexible and agile response to customer requirements. Ultra businesses constantly seek product and process innovation so as to provide differentiated products, services and solutions to customers.

Within Ultra's overall order book valued at £645m, firm order coverage for the next twelve months' trading for the Group has been maintained at its traditional level of over 60%, thereby giving good visibility of future earnings.

Ultra continues to invest to drive further organic and acquisition growth. Internally, the Group is investing in new products and services that can be positioned on long-term programmes. Ultra's strong balance sheet can support the purchase of businesses that would further enhance the Group's portfolio and to which ownership by Ultra would add value. The Group is targeting companies with a proven track record, that have differentiated positions in growing, niche markets and which can be acquired at appropriate prices.

In summary, the Group is positioned in high growth market sectors worldwide. With Ultra's proven ability to win new business and to execute contracts effectively, the Board has confidence in the continuing progress of the Group.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director

Weber Shandwick Financial 020 7067 0700
Susan Ellis/Louise Robson

Ultra Electronics Holdings plc
Condensed Consolidated Income Statement
for the half-year ended 30 June 2008

	Note	**Six months to 30 June 2008 £'000**	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Continuing operations				
Revenue	3	**231,853**	192,868	412,890
Cost of sales		**(172,629)**	(143,853)	(300,380)
Gross profit		**59,224**	49,015	112,510
Other operating income		**2,702**	1,694	5,050
Distribution costs		**(351)**	(345)	(875)
Administrative expenses		**(32,447)**	(23,807)	(56,687)
Other operating expenses		**(471)**	(1,071)	(992)
Profit from operations	3	**28,657**	25,486	59,006
Headline operating profit	4	**32,505**	26,991	62,921
Amortisation of intangibles arising on acquisition		**(3,848)**	(1,505)	(3,915)
Profit from operations		**28,657**	25,486	59,006
Investment revenue	5	**410**	1,470	1,092
Finance costs	6	**(5,883)**	(1,146)	(3,500)
Profit before tax		**23,184**	25,810	56,598
Headline profit before tax	4	**30,422**	26,243	61,069
Amortisation of intangibles arising on acquisition		**(3,848)**	(1,505)	(3,915)
(Loss) / profit on fair value movements on derivatives		**(3,390)**	1,072	(556)
Profit before tax		**23,184**	25,810	56,598
Tax	7	**(6,028)**	(6,969)	(15,363)
Profit for the period from continuing operations attributable to equity holders of the parent		**17,156**	18,841	41,235
Earnings per ordinary share (pence)				
From continuing operations				
Basic	9	**25.2**	27.8	60.9
Diluted	9	**25.1**	27.6	60.5

Ultra Electronics Holdings plc

Condensed Consolidated Balance Sheet

as at 30 June 2008

	Note	**At 30 June 2008 £'000**	At 30 June 2007 £'000	At 31 December 2007 £'000
Non-current assets				
Intangible assets		**228,509**	149,458	179,254
Property, plant and equipment	10	**26,092**	22,138	24,235
Deferred tax assets		**10,302**	10,499	10,634
		264,903	182,095	214,123
Current assets				
Inventories		**36,062**	38,015	42,417
Trade and other receivables	11	**99,131**	82,584	84,226
Cash and cash equivalents		**39,187**	33,850	27,419
		174,380	154,449	154,062
Total assets	3	**439,283**	336,544	368,185
Current liabilities				
Trade and other payables	12	**(125,093)**	(101,003)	(118,393)
Tax liabilities		**(6,106)**	(7,052)	(9,123)
Obligations under finance leases		**(84)**	(23)	(25)
Short-term provisions		**(8,946)**	(7,540)	(10,644)
		(140,229)	(115,618)	(138,185)
Non-current liabilities				
Retirement benefit obligations		**(41,076)**	(35,837)	(40,390)
Other payables	12	**(5,616)**	(9,067)	(830)
Deferred tax liabilities		**(4,532)**	(2,680)	(2,619)
Obligations under finance leases		**(41)**	(39)	(29)
Bank overdrafts and loans		**(92,768)**	(39,735)	(41,608)
Long-term provisions		**(4,594)**	(6,013)	(2,630)
		(148,627)	(93,371)	(88,106)
Total liabilities	3	**(288,856)**	(208,989)	(226,291)
Net assets		**150,427**	127,555	141,894
Equity				
Share capital	13	**3,400**	3,386	3,394
Share premium account		**35,807**	34,102	35,061
Own shares		**(1,973)**	(1,972)	(1,972)
Hedging and translation reserves		**(5,807)**	(6,657)	(6,282)
Retained earnings		**119,000**	98,696	111,693
Total equity attributable to equity holders of the parent		**150,427**	127,555	141,894

Ultra Electronics Holdings plc

Condensed Consolidated Cash Flow Statement

for the half-year ended 30 June 2008

	Note	**Six months to 30 June 2008 £'000**	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Net cash inflow from operating activities	14	**20,019**	15,687	49,558
Investing activities				
Interest received		**445**	361	791
Purchase of property, plant and equipment		**(4,351)**	(3,924)	(8,569)
Proceeds from disposal of property, plant and equipment		**1,263**	4	-
Expenditure on product development and other intangibles		**(2,388)**	(3,078)	(5,489)
Acquisition of subsidiary undertakings (net of cash acquired)		**(45,384)**	-	(31,016)
Net cash used in investing activities		**(50,415)**	(6,637)	(44,283)
Financing activities				
Issue of share capital		**752**	930	1,897
Purchase of Long-Term Incentive Plan shares		**(674)**	-	-
Dividends paid		**(9,806)**	(8,463)	(12,978)
Increase in borrowings		**52,028**	6,445	6,551
Repayment of obligations under finance leases		**(11)**	(8)	(16)
Net cash from/(used in) financing activities		**42,289**	(1,096)	(4,546)
Net increase in cash and cash equivalents		**11,893**	7,954	729
Cash and cash equivalents at beginning of period		**27,419**	25,628	25,628
Effect of foreign exchange rate changes		**(125)**	268	1,062
Cash and cash equivalents at end of period		**39,187**	33,850	27,419

Ultra Electronics Holdings plc

Condensed Consolidated Statement of Recognised Income and Expense

for the half-year ended 30 June 2008

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Exchange differences on translation of foreign operations	**475**	(1,820)	(1,445)
Actuarial losses on defined benefit pension schemes (net of deferred tax)	**-**	-	(4,250)
Tax on items taken directly to equity	**-**	-	(602)
(Loss) / profit on cash flow hedge	**(188)**	173	45
Net income/(expense) recognised directly in equity	**287**	(1,647)	(6,252)
Transfer to profit and loss on cash flow hedges	**81**	(31)	(154)
Profit for the period	**17,156**	18,841	41,235
Total recognised income and expense for the period attributable to equity holders of the parent	**17,524**	17,163	34,829

1. General information

The information for the year ended 31 December 2007 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

These interim Financial Statements, which were approved by the Board of Directors on 1 August 2008, have not been audited or reviewed by the Auditors.

2. Accounting policies

These interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and using accounting policies that are consistent with those used in the statutory accounts for the year ended 31 December 2007. The condensed set of financial statements included in this half yearly financial report has been prepared in accordance with International Financial Reporting Standards (IFRS) and in accordance with IAS 34 'Interim Financial Reporting'.

3. Segment information

		Six months to 30 June 2008			Six months to 30 June 2007	
	External revenue £'000	**Internal revenue £'000**	**Total £'000**	External revenue £'000	Internal revenue £'000	Total £'000
Revenue						
Aircraft & Vehicle Systems	**58,899**	**1,791**	**60,690**	49,493	2,906	52,399
Information & Power Systems	**65,999**	**4,140**	**70,139**	61,600	4,121	65,721
Tactical & Sonar Systems	**106,955**	**3,331**	**110,286**	81,775	3,605	85,380
Eliminations		**(9,262)**	**(9,262)**		(10,632)	(10,632)
Consolidated revenue	**231,853**	**-**	**231,853**	192,868	-	192,868

	Six months to 30 June 2008 £'000	Six months to June 2007 £'000	Year to 31 December 2007 £'000
Profit from operations			
Aircraft & Vehicle Systems	**9,266**	7,682	16,070
Information & Power Systems	**9,306**	9,107	19,645
Tactical & Sonar Systems	**13,933**	10,202	27,206
Headline operating profit	**32,505**	26,991	62,921
Amortisation of intangibles arising on acquisition	**(3,848)**	(1,505)	(3,915)
Profit from operations	**28,657**	25,486	59,006
Investment revenue	**410**	1,470	1,092
Finance costs	**(5,883)**	(1,146)	(3,500)
Profit before tax	**23,184**	25,810	56,598

3. Segment information (continued)

	At 30 June 2008 £'000	At 30 June 2007 £'000	At 31 December 2007 £'000
Total assets by segment			
Aircraft & Vehicle Systems	**106,208**	84,242	99,879
Information & Power Systems	**111,552**	71,139	71,473
Tactical & Sonar Systems	**166,831**	131,161	153,397
	384,591	286,542	324,749
Unallocated	**54,692**	50,002	43,436
Total assets	**439,283**	336,544	368,185

Unallocated assets represent deferred tax assets, derivatives at fair value, cash and cash equivalents.

	At 30 June 2008 £'000	At 30 June 2007 £'000	At 31 December 2007 £'000
Total liabilities by segment			
Aircraft & Vehicle Systems	**38,278**	34,563	30,362
Information & Power Systems	**47,344**	37,535	45,682
Tactical & Sonar Systems	**51,931**	49,693	53,004
	137,553	121,791	129,048
Unallocated	**151,303**	87,198	97,243
Total liabilities	**288,856**	208,989	226,291

Unallocated liabilities represent derivatives at fair value, tax payables, deferred tax liabilities, retirement benefit obligations and bank loans.

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Revenue by geographical destination			
United Kingdom	**86,451**	82,537	171,729
Continental Europe	**26,332**	17,390	43,556
Canada	**7,820**	8,264	17,788
USA	**93,205**	70,096	154,032
Rest of World	**18,045**	14,581	25,785
	231,853	192,868	412,890

4. Additional performance measures

To present the headline profitability of the Group on a consistent basis year-on-year additional performance indicators have been used. These are calculated as follows:

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Profit from operations	**28,657**	25,486	59,006
Amortisation of intangibles arising on acquisition	**3,848**	1,505	3,915
Headline operating profit	**32,505**	26,991	62,921
Profit before tax	**23,184**	25,810	56,598
Loss/(profit) on fair value movements on derivatives	**3,390**	(1,072)	556
Amortisation of intangibles arising on acquisition	**3,848**	1,505	3,915
Headline profit before tax	**30,422**	26,243	61,069
Cash generated by operations (see note 14)	**31,006**	23,507	66,249
Purchase of property, plant and equipment	**(4,351)**	(3,924)	(8,569)
Proceeds on disposal of property, plant and equipment	**1,263**	4	-
Expenditure on product development and other intangibles	**(2,388)**	(3,078)	(5,489)
Purchase of Long-Term Incentive Plan shares	**(674)**	-	-
Operating cash flow	**24,856**	16,509	52,191

Headline operating profit has been shown before the amortisation of intangible assets arising on acquisitions, which relates to acquired intellectual property, customer relationships and profit in acquired order book. To maintain a consistent presentation of financial performance over the longer term, this charge has been excluded from headline operating profit. Headline profit before tax and headline earnings per share (see note 9) are also presented before the amortisation of intangible assets arising on acquisitions.

IAS 39 requires the Group to 'fair value' the derivative instruments used to manage Ultra's foreign exchange exposures. This creates volatility in the valuation of the outstanding instruments as exchange rates move over time. This will have minimal impact on profit over the full term of the instruments, but can cause significant volatility on particular balance sheet dates. Ultra is therefore stating headline profit before tax and headline earnings per share (see note 9) before changes in the valuation of these instruments so that the headline operating performance of the Group can be seen more clearly.

The Group is cash generative and reinvests funds to support the continuing growth of the business. It seeks to use an accurate and appropriate measure of the funds generated internally while sustaining this growth. For this, Ultra uses operating cash flow rather than cash generated by operations, as its preferred indicator of cash generated and available to cover non-operating expenses such as tax and interest payments. The Group believes that using cash generated by operations, with the exclusion of net expenditure in property, plant and equipment and outflows for capitalised product development and other intangibles, would result in an understatement of the true cash cost of sustaining a growing business.

5. Investment revenue

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Bank interest	410	361	791
Fair value movement on derivatives	-	1,072	-
Retirement benefit scheme finance income	-	37	301
	410	1,470	1,092

6. Finance costs

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Amortisation of finance costs of debt	35	42	71
Interest payable on bank loans and overdrafts	1,957	1,134	3,025
Interest payable on finance leases	1	1	2
Transfers from equity on cash flow hedges	81	(31)	(154)
Total borrowing costs	2,074	1,146	2,944
Retirement benefit scheme finance expense	419	-	-
Fair value movement on derivatives	3,390	-	556
	5,883	1,146	3,500

7. Tax

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Current tax			
United Kingdom	3,815	4,098	7,510
Overseas	3,122	2,208	7,939
	6,937	6,306	15,449
Deferred tax			
United Kingdom	(667)	21	(649)
Overseas	(242)	642	563
	(909)	663	(86)
Total	6,028	6,969	15,363

8. Ordinary dividends

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000
Final dividend for the year ended 31 December 2007 of 14.5p (2006: 12.6p) per share	**9,806**	8,463
Proposed interim dividend for the year ended 31 December 2008 of 8.0p (2007: 6.7p) per share	**5,417**	4,515

The proposed interim dividend was approved by the Board after 30 June 2008 and has not been included as a liability as at 30 June 2008.

9. Earnings per share

	Six months to 30 June 2008 pence	Six months to 30 June 2007 pence	Year to 31 December 2007 pence
From continuing operations			
Basic headline (see below)	**32.6**	28.2	65.4
Diluted headline (see below)	**32.4**	28.0	65.0
Basic	**25.2**	27.8	60.9
Diluted	**25.1**	27.6	60.5

The calculation of the basic headline and diluted earnings per share is based on the following data:

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Earnings			
Earnings for the purposes of earnings per share being profit for the period from continuing operations	**17,156**	18,841	41,235
Headline earnings			
Profit for the period from continuing operations	**17,156**	18,841	41,235
Loss/(profit) on fair value movements on derivatives (net of tax)	**2,424**	(750)	492
Amortisation of intangibles arising on acquisition (net of tax)	**2,610**	986	2,576
Earnings for the purposes of headline earnings per share	**22,190**	19,077	44,303

9. Earnings per share (continued)

The weighted average number of shares is given below:

	Six months to 30 June 2008	Six months to 30 June 2007	Year to 31 December 2007
Number of shares used for basic EPS	**67,983,271**	67,685,429	67,714,368
Number of shares deemed to be issued at nil consideration following exercise of share options	**433,690**	481,058	434,033
Number of shares used for fully diluted EPS	**68,416,961**	68,166,487	68,148,401

	Six months To 30 June 2008	Six months To 30 June 2007	Year to 31 December 2007
Headline PBT	**30,422**	26,243	61,069
Tax rate applied for the purposes of headline earnings per share	**27.1%**	27.3%	27.5%
Effective tax rate	**26.0%**	27.0%	27.1%

10. Property, plant and equipment

During the period, the Group spent £4.4m on the acquisition of property, plant and equipment.

The Group also disposed of property, plant and equipment with a carrying value of £0.6m for proceeds of £1.3m.

11. Trade and other receivables

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Trade receivables	**62,732**	43,586	52,059
Provisions against receivables	**(550)**	(797)	(527)
Net trade receivables	**62,182**	42,789	51,532
Amounts due from contract customers	**23,628**	28,642	21,475
Derivatives at fair value	**5,203**	5,653	5,383
Other receivables	**8,118**	5,500	5,836
	99,131	82,584	84,226

12. Trade and other payables

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Amounts included in current liabilities:			
Trade payables	**44,514**	44,346	42,929
Amounts due to contract customers	**31,274**	24,596	24,552
Derivatives at fair value	**6,821**	1,894	3,503
Other payables	**42,484**	30,167	47,409
	125,093	101,003	118,393

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Amounts included in non current liabilities:			
Other payables	**5,616**	**9,067**	830
	5,616	**9,067**	830

13. Share capital

126,696 shares, with a nominal value of £6,335, have been allotted in the first six months of 2008 under the terms of the Group's various share option schemes. The aggregate consideration received by the Company was £752,359.

14. Cash flow information

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Profit from operations	**28,657**	25,486	59,006
Depreciation of property, plant and equipment	**2,874**	2,631	5,720
Amortisation of intangible assets	**4,379**	2,338	5,467
Cost of equity settled employee share schemes	**738**	537	1,186
Increase in post employment benefit obligation	**267**	731	797
(Profit)/loss on disposal of property, plant and equipment	**(702)**	15	31
Increase/(decrease) in provisions	**275**	161	(312)
Operating cash flow before movements in working capital	**36,488**	31,899	71,895
Decrease/(increase) in inventories	**7,378**	(8,764)	(12,055)
(Increase)/decrease in receivables	**(9,474)**	2,543	6,116
(Decrease)/increase in payables	**(3,386)**	(2,171)	293
Cash generated by operations	**31,006**	23,507	66,249
Income taxes paid	**(8,926)**	(6,710)	(13,723)
Interest paid	**(2,061)**	(1,110)	(2,968)
Net cash inflow from operating activities	**20,019**	15,687	49,558

14. Cash flow information (continued)

Reconciliation of net movement in cash and cash equivalents to movement in net debt

	Six months to 30 June 2008 £'000	Six months to 30 June 2007 £'000	Year to 31 December 2007 £'000
Net increase in cash and cash equivalents	**11,893**	7,954	729
Cash inflow from increase in debt and finance leasing	**(52,017)**	(6,437)	(6,535)
Change in net debt arising from cash flows	**(40,124)**	1,517	(5,806)
Amortisation of finance costs of debt	**(35)**	(36)	(71)
Finance leases acquired with subsidiary undertakings	**(82)**	-	-
Translation differences	**778**	(264)	(1,202)
Movement in net debt in the period	**(39,463)**	1,217	(7,079)
Net debt at start of period	**(14,243)**	(7,164)	(7,164)
Net debt at end of period	**(53,706)**	(5,947)	(14,243)

Net debt comprised the following:

	At 30 June 2008 £'000	At 30 June 2007 £'000	At 31 December 2007 £'000
Cash and cash equivalents	**39,187**	33,850	27,419
Bank loans	**(92,768)**	(39,735)	(41,608)
Finance leases	**(125)**	(62)	(54)
	(53,706)	(5,947)	(14,243)

15. Acquisitions

Magneto Inductive Systems Ltd

On 22 May 2008, the Group acquired the entire share capital of Magneto Inductive Systems Ltd. (MISL), for an initial cash consideration of £11.9m. Initial provisional fair values for the net assets acquired and details of the purchase consideration are set out below.

	Book value £'000	Revaluations £'000	Fair value £'000
Intangible assets	53	8,680	8,733
Property, plant and equipment	470	-	470
Net cash	393	-	393
Working capital	161	-	161
Net assets acquired	1,077	8,680	9,757
Goodwill arising on acquisition			7,610
Purchase consideration, including acquisition costs			17,367

Total consideration	17,367
Less deferred consideration	5,475
Net cash outflow arising on acquisition	11,892

15. **Acquisitions** (continued)

The profit contribution from MISL was approximately breakeven in the period. The goodwill arising on the acquisition is attributable to future operating synergies derived from integration with the Group together with expected future profits resulting from the access to new markets for the Group's existing products.

Harris Acoustic Products

On 23 May 2008, the Group acquired the trade and assets of Harris Acoustic Products Corporation from Channel Technologies Inc. for an initial cash consideration of £3.5m. Initial provisional fair values for the net assets acquired and details of the purchase consideration are set out below.

	Book value £'000	Revaluations £'000	Fair value £'000
Intangible assets	-	1,691	1,691
Property, plant and equipment	30	-	30
Working capital	1,187	(367)	820
Net assets acquired	1,217	1,324	2,541
Goodwill arising on acquisition			1,042
Purchase consideration, including acquisition costs			3,583

Total consideration	3,583
Less deferred consideration and costs	85
Net cash outflow arising on acquisition	3,498

The profit contribution from Harris was approximately £0.1m in the period. The goodwill arising on the acquisition is attributable to future operating synergies derived from integration with the Group.

ProLogic Incorporated

On 13 June 2008, the Group acquired the entire share capital of ProLogic Incorporated for a cash consideration of £27.7m. At 4 August 2008, the accounting adjustments in respect of the acquisition of ProLogic were not complete. It is therefore impractical to include in this report the IFRS 3 'Business Combinations' disclosures for this acquisition.

Graytronics Ltd

On 8 May 2008, the Group acquired the entire share capital of Graytronics Ltd for a cash consideration of £1.6m. Goodwill arising on the acquisition amounted to £0.4m.

If the above acquisitions had been completed on the first day of the financial year, Group revenues for the period would have been approximately £251.1m and Group profit before tax would have been approximately £24.9m.

Fair value adjustments to prior year acquisitions

Atkins & Partners Limited and BCF Designs Limited were both acquired by the Group in 2007. The fair value of the assets acquired in respect of both of these acquisitions at 31 December was provisional. During 2008 further fair value adjustments have been made for both of these acquisitions reflecting an additional deferred tax liability in respect of Atkins & Partners Limited of £0.5m and an additional deferred tax liability in respect of BCF Designs Limited of £1.7m. Goodwill has been retrospectively increased by £2.2m as a result of these fair value adjustments.

15. Acquisitions (continued)

A summary of group cashflows relating to acquisitions in the period was as follows:

	£'000
Cash consideration paid for acquisitions made in the period	44,704
Cash acquired	(645)
Deferred cash consideration paid in the period for acquisitions made in prior years	1,325
Net cash outflow	45,384

16. Other matters

Seasonality

The Group's financial results have not historically been subject to significant seasonal trends.

Related party transactions

There were no significant changes in the nature and size of related party transactions for the period to those reported in the 2007 Annual Report.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

(a) these condensed financial statements have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting";

(b) this half year report includes a fair review of the information required by Disclosure and Transparency Rule (DTR) 4.2.7R (indication of important events during the period and description of principal risks and uncertainties for the remainder of the financial year); and

(c) this half year report includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

By order of the Board

Douglas Caster
Chief Executive

David Jeffcoat
Group Finance Director

4 August 2008

Further information about Ultra

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty two businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.

Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.

Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches.

The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.

Across the Group's three divisions, the major market sectors in which Ultra operates are:

• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.
• **sonar systems**, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.
• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.
• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

ULTRA ELECTRONICS

press **information**

Embargoed until 0700 19 August 2008

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra Wins £3.2m Battlespace IT System Contract

Ultra announces that is has been awarded contracts in the UK for battlespace IT systems valued at over £3.2m.

Ultra's SML Technologies business, based near Southampton, has been awarded a contract by the UK MoD worth £3.2m for systems which provide surveillance and protection for deployed bases used by the British Army in Afghanistan. The ISTAR systems, for which Ultra is integrating and supplying a range of equipment, are being procured against an Urgent Operational Requirement (UOR). At the heart of these systems is Ultra's C2DB command, control and situational awareness software.

The firm, fixed price contract covers the provision of systems and associated technical services, including development. The contract is for phase one of what is planned to be a two phase programme. The first phase will be delivered in December 2008. Ultra is positioning also to undertake the second phase which requires the role out of significantly more similar equipment. This second phase is currently in the MoD approval process and could commence delivery in early 2009.

Rakesh Sharma, Managing Director of Ultra's Information & Power Systems division, commented:
"This contract underpins Ultra's position as a supplier of world-leading battlespace IT systems. Ultra is expert in the supply of robust systems that work reliably under the most demanding circumstances in critical operational environments. Over several years Ultra's C2DB software has been integrated into a number of specialist projects and I am pleased that this technology is being utilised in the wider ISTAR community."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Rakesh Sharma, Managing Director, Information & Power Systems www.ultra-electronics.com
Andy Hamment, Group Marketing Director information@ultra-electronics.com

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty one businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.

Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.

Ultra offers support to its customers through the design, delivery and support phases of a programme.

Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.

Across the Group's three divisions, the major market sectors in which Ultra operates are:

• battlespace IT, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.

• sonar systems, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.

• civil and military aircraft equipment, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.

• specialist defence equipment, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.

• specialist civil systems and equipment, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

END